Filed pursuant to Rule 424(b)(3) Reg. No. 333-136212

Joint Proxy Statement-Prospectus

NNB Holdings, Inc.	The Bank Holdings

The Board of Directors of NNB Holdings, Inc. has scheduled a special shareholders’ meeting for the purpose of approving a merger transaction and approving change in control and severance payments to certain NNB Holdings executive officers; and voting on other matters that may properly come before the meeting. The Board of Directors of Bank Holdings has scheduled a special shareholders’ meeting for the purpose of approving the same merger transaction and voting on other matters that may properly come before the meeting. If approved, the merger will result in NNB Holdings being merged with Bank Holdings and Northern Nevada Bank being merged with Nevada Security Bank.

Shareholders of NNB Holdings are cordially invited to attend the NNB Holdings special shareholders’ meeting, which will be held at Northern Nevada Bank, Reno, Nevada 89521, on Wednesday, October 4, 2006, at 5:30 p.m. Shareholders of Bank Holdings are cordially invited to attend Bank Holdings’ special shareholders’ meeting, which will be held at The Bank Holdings, 9990 Double R Blvd., Reno, Nevada 89521, on Wednesday, October 4, 2006, at 7:30 a.m. If you are not able to attend, a proxy authorizing someone else to vote for you in the way that you specify is enclosed. This joint proxy statement-prospectus provides you with detailed information about the merger, the change in control and severance payments, NNB Holdings and Bank Holdings.

NNB Holdings and Bank Holdings entered into a merger agreement on May 17, 2006. A copy of that agreement is attached as Appendix A to this joint proxy statement-prospectus. Under the terms of the merger agreement, NNB Holdings will be merged with and into Bank Holdings. At the completion of the merger, NNB shareholders will have the choice of electing to receive newly issued shares of Bank Holdings common stock; cash; or a combination of both, subject to certain restrictions discussed in this joint proxy statement-prospectus. As of August 15, 2006, the value of the merger consideration was $34.80 per share of NNB Holdings, based upon the $18.28 average closing price of Bank Holdings common stock for the fifteen trading days ending on August 15, 2006 and 994,404 shares of NNB Holdings common stock to be issued and outstanding at the completion of the merger consisting of 879,378 shares of common stock issued and outstanding on August 15, 2006 and the assumed exercise of 115,026 shares of common stock to be issued prior to the completion of the merger. You should read the section entitled “The Merger - Calculation of Consideration to be Paid to NNB Holdings Shareholders” for additional information.

Bank Holdings’ common stock is quoted on the Nasdaq Capital Market, under the symbol “TBHS.”

Please read the section entitled “Risk Factors” beginning on page 20 for a discussion of certain factors that you should consider when deciding on how to vote on the merger.

This joint proxy statement-prospectus is dated August 15, 2006 and is first being mailed to shareholders on or about August 24, 2006.

Neither the Securities and Exchange Commission, or SEC, nor any state securities regulators have approved either the acquisition described in this joint proxy statement-prospectus or Bank Holdings’ common stock to be issued in the acquisition, nor have they determined if this joint proxy statement-prospectus is accurate or adequate. Any representation to the contrary is a criminal offense.

The shares of Bank Holdings common stock offered through this joint proxy statement-prospectus are not deposits and are not insured by the Federal Deposit Insurance Corporation, or FDIC. Bank Holdings and NNB Holdings do not guarantee the investment value of the transaction described in this joint proxy statement-prospectus.

The information contained in this joint proxy statement-prospectus speaks only as of its date unless the information specifically indicates that another date applies. The information contained in this joint proxy statement-prospectus regarding NNB Holdings has been furnished by NNB Holdings, and the information contained in this joint proxy statement- prospectus regarding Bank Holdings has been furnished by Bank Holdings.

Notice of Special Meeting of NNB Holdings, Inc.

To NNB Holdings, Inc. Shareholders:

Notice is hereby given that, pursuant to its Bylaws and the call of its Board of Directors, a special meeting of shareholders of NNB Holdings will be held at Northern Nevada Bank located at 3490 S. Virginia Street, Reno, Nevada, on Wednesday, October 4, 2006 at 5:30 p.m., for the purpose of considering and voting upon the following matters:

1.                                      Approval of the Merger Agreement. To approve the merger agreement dated May 17, 2006, attached as Appendix A to the joint proxy statement-prospectus and the transactions contemplated by the merger agreement.

2.                                      Approval of Certain Payments to Executives. To approve the payment of certain change in control and severance payments to Robert Hemsath, Ty Nebe and Margaret Tarpey, executive officers of NNB Holdings, in connection with the merger of NNB Holdings with Bank Holdings as set forth in the joint proxy statement-prospectus.

3.                                      Transaction of Other Business. To transact such other business as may properly come before the meeting and any adjournment or adjournments thereof.

The merger agreement sets forth the terms of the acquisition of NNB Holdings by Bank Holdings. As a result of the merger, all shareholders of NNB Holdings will have a choice of electing to receive for their shares of NNB Holdings common stock (i) newly issued shares of Bank Holdings’ common stock, (ii) cash, or (iii) a combination of Bank Holdings’ common stock and cash. The election is subject to certain restrictions which are listed and discussed in detail in the joint proxy statement-prospectus and in the merger agreement which is attached as Appendix A. The transaction is also more fully described in the enclosed joint proxy statement-prospectus and in Appendix A. Directors of NNB Holdings holding 15.2% of the outstanding shares of NNB Holdings have signed agreements with Bank Holdings which state that each of the directors will vote their shares in favor of the merger.

The Board of Directors has fixed the close of business on August 14, 2006 as the record date for determination of shareholders entitled to notice of, and the right to vote at, the special meeting of shareholders.

The affirmative vote of a majority of the outstanding shares of NNB Holdings common stock is required to approve the merger agreement and the transactions contemplated by the merger agreement. The affirmative vote of shareholders holding more than seventy-five percent (75%) of the outstanding shares (excluding shares held by the executives or attributable to the executives who will receive payments) of NNB Holdings is required to approve the change in control and severance payments to Robert Hemsath, Ty Nebe and Margaret Tarpey.

Under Nevada law, holders of NNB Holdings common stock who dissent from the merger and comply with certain statutory provisions will be entitled to receive a cash payment for their shares. A summary of the applicable requirements of such law is contained in the attached joint proxy statement – prospectus under the caption “THE MERGER – Dissenters’ Rights.”  In addition, the text of the applicable provisions is attached as Appendix D to the attached joint proxy statement – prospectus.

By Order of the Board of Directors

Dated: August 24, 2006
Leslie A. Flocchini, Corporate Secretary

Notice of Special Meeting of The Bank Holdings

To The Bank Holdings Shareholders:

Notice is hereby given that, pursuant to its Bylaws and the call of its Board of Directors, the special meeting of shareholders of Bank Holdings will be held at The Bank Holding located at 9990 Double R Boulevard, Reno, Nevada, on Wednesday, October 4, 2006 at 7:30 a.m., for the purpose of considering and voting upon the following matters:

1.                                      Approval of the Merger Agreement. To approve the merger agreement dated May 17, 2006, attached as Appendix A to the joint proxy statement-prospectus and the transactions contemplated by the merger agreement.

2.                                      Transaction of Other Business. To transact such other business as may properly come before the meeting and any adjournment or adjournments thereof.

The merger agreement sets forth the terms of the acquisition of NNB Holdings by Bank Holdings. The transaction is also more fully described in the enclosed joint proxy statement-prospectus and in Appendix A.

The Board of Directors has fixed the close of business on August 15, 2006 as the record date for determination of shareholders entitled to notice of, and the right to vote at, the special meeting of shareholders.

Under Nevada law, holders of Bank Holdings’ common stock who dissent from the merger and comply with certain provisions will be entitled to receive a cash payment for their shares. A summary of the applicable requirement of such law is contained in the attached joint proxy statement – prospectus under the caption “THE MERGER – Dissenters’ Rights.”  In addition, the text of the applicable provision is attached as Appendix D to the attached joint proxy statement – prospectus.

By Order of the Board of Directors

Dated: August 24, 2006
Ed Coppin, Corporate Secretary

THE MERGER

i

ii

QUESTIONS AND ANSWERS ABOUT VOTING

Q:                                  Why have you sent me this document?

A:                                   This document is being delivered to you because it is serving as both a joint proxy statement for NNB Holdings and Bank Holdings and a prospectus of Bank Holdings. It is a joint proxy statement because it is being used by the NNB Holdings’ board of directors and Bank Holdings’ board of directors to solicit the proxies of their respective shareholders. It is a prospectus because Bank Holdings is offering shares of its common stock in exchange for shares of NNB Holdings in the merger described in this joint proxy statement-prospectus.

This joint proxy statement-prospectus contains important information regarding the proposed merger and certain payments to executive officers of NNB Holdings that are triggered by the proposed merger, as well as information about Bank Holdings and NNB Holdings. It also contains important information about what each respective board of directors and management considered when evaluating this proposed merger. You are urged to read this joint proxy statement-prospectus carefully, including its appendices.

Q:                                  What is happening in this merger?

A:                                   NNB Holdings is being merged with and into Bank Holdings. As a result of the merger, NNB Holdings will cease to exist. In addition, Northern Nevada Bank, NNB Holdings’ wholly-owned subsidiary bank, is being merged with and into Nevada Security Bank, Bank Holdings’ wholly owned subsidiary bank. As a result of this merger, Northern Nevada Bank will cease to exist. Both mergers are governed by the Agreement to Merge and Plan of Reorganization dated May 17, 2006. A copy of the merger agreement is attached as Appendix A. For convenience, the entire transaction is referred to in this joint proxy statement-prospectus as simply “the merger.”

Q:                                  Why is the merger proposed?

A:                                   NNB Holdings is proposing the merger because its board of directors concluded that the merger is in its best interests and its shareholders. NNB Holdings believes that the merger affords a fair price to its shareholders and an opportunity for the combined companies to offer customers a broader array of services and products. Bank Holdings is proposing the merger because its board of directors concluded that the merger is in its best interests and its shareholders. Bank Holdings believes that the merger allows it to acquire NNB Holdings for a fair price and creates opportunities for the combined company to realize enhanced revenues through asset growth and operating efficiencies.

Q:                                  What are the NNB Holdings shareholders being asked to approve?

A:                                   In the first proposal, NNB Holdings shareholders are being asked to approve the merger, which approval must be obtained before the merger can be closed. In the second proposal, NNB Holdings shareholders are being asked to approve certain change in control and severance payments to Robert Hemsath, Ty Nebe and Margaret Tarpey, executive officers of NNB Holdings, that will be payable in connection with the merger of NNB Holdings with Bank Holdings as described in this joint proxy statement-prospectus.

Q:                                 Why are NNB Holdings’ shareholders being asked to approve certain payments to executive officers?

A:                                  Robert Hemsath, Ty Nebe and Margaret Tarpey have previously entered into employment and salary continuation agreements with NNB Holdings that entitle them to receive certain payments that are triggered by a change in control of NNB Holdings, such as the merger. Under applicable provisions of the Internal Revenue Code, these payments would constitute “parachute payments,” with resulting potential adverse tax consequences to NNB Holdings and the executives. However, the Internal Revenue Code provides that if such payments are approved by holders of more than 75% of the disinterested shares of NNB Holdings, the payments will not be considered parachute payments.

Under the merger agreement the total cash consideration payable in the merger ($11,000,000) will be reduced by, among other things, the amount of the change in control payments to the executives. If the payments to the NNB executives are approved by at least 75% of NNB Holdings’ shareholders, the aggregate cash amount that the executives will be entitled to receive will be approximately $3,123,324.  This amount will be deducted from the total cash consideration payable to NNB shareholders.

If the payments to the NNB executives are not approved by shareholders, the NNB executives have agreed that the aggregate cash amount that they will be entitled to receive will be approximately $1,152,085, which amount will be deducted from the total cash consideration payable to NNB shareholders.  Accordingly, approval of the payments to the NNB executives will have the effect of reducing the total cash portion of the merger consideration payable to NNB shareholders by approximately $1,971,240.

The figures above do not include the effect of the acceleration of the vesting of stock options previously granted to the NNB executives.  The effect of the acceleration of such stock options, as well as a more detailed description of the payments to the NNB executives, is set forth under “NNB HOLDINGS PROPOSAL NUMBER 2.”

The closing of the merger, assuming that it is approved by Bank Holdings and NNB shareholders and other conditions in the merger agreement are satisfied, is not conditioned upon the approval by NNB shareholders of the payment of the change in control and severance payments to the NNB executinves.

Q:                                  What are Bank Holdings’ shareholders being asked to approve?

A:                                   Bank Holdings shareholders are being asked to approve the merger, which approval must be obtained before the merger can be closed.

Q:                                  What should I do now?

A:                                   Simply indicate on your proxy card how you want to vote and then sign and mail your proxy card in the enclosed return envelope in time to be represented at the shareholder’s meeting.

Q:                                  If my shares are held in “street name” by my broker, will my broker vote my shares for me?

A:                                   With respect to the merger your broker will vote your shares for you only if you provide instructions on how to vote. You should instruct your broker how to vote your shares, following the directions your broker provides. For the shareholders of NNB, if you fail to instruct your broker how to vote your shares, the effect will be the same as voting against the approval of the merger and voting against the approval of certain change in control and severance payments to certain NNB Holdings executives. For the shareholders of Bank Holdings, if you fail to instruct your broker how to vote your shares, the effect will be the same as a vote against the approval of the merger.

Q:                                  What happens if I don’t vote?

A:                                   If you fail to respond, your shares will not be counted to help establish a quorum at the special meetings. Not voting also has the same effect as voting against the merger and, in the case of NNB shareholders, has the same effect as voting against payment of the change in control and severance payments to certain NNB Holdings executives.

Q:                                  Can I change my vote after I have mailed my signed proxy card?

A:                                   Yes. You may change your vote at any time before your proxy is voted at the special meeting. If your shares are held in your name you may do this in one of three ways:

For Shareholders of NNB Holdings

•                                    Send a written notice to the Secretary of NNB Holdings stating that you are revoking your proxy.

•                                    Complete and submit a new proxy card bearing a later date.

•                                    Attend the special meeting and vote in person (but only if you tell the Secretary before the voting begins that you want to cancel your proxy and vote in person). Simply attending the meeting, however, will not revoke your proxy.

If you choose either of the first two methods, you must submit your notice of revocation or your new proxy card to NNB Holdings at the address at the top of NNB Holdings’ notice of special meeting.

For Shareholders of Bank Holdings

•                                    Send a written notice to the Secretary of Bank Holdings stating that you are revoking your proxy.

•                                    Complete and submit a new proxy card bearing a later date.

•                                    Attend the special meeting and vote in person (but only if you tell the Secretary before the voting begins that you want to cancel your proxy and vote in person). Simply attending the meeting, however, will not revoke your proxy.

If you choose either of the first two methods, you must submit your notice of revocation or your new proxy card to Bank Holdings at the address at the top of Bank Holdings’ notice of special meeting.

If your shares are held in “street name” and you have instructed a broker to vote your shares, you must follow directions received from your broker to change your vote or to vote at the special meeting.

Q:                                  How many votes are needed to approve the merger proposal?

A:                                   Approval of the merger proposal requires the affirmative vote of the holders of not less than a majority of the shares of NNB Holdings common stock issued and outstanding and the affirmative vote of the holders of not less than a majority of the shares of Bank Holdings common stock issued and outstanding.

Q:                                 How many votes are needed to approve the change in control and severance payments to certain executive officers of NNB Holdings’ proposal?

A:                                  Approval of the proposal to approve certain change in control and severance payments to certain executive officers of NNB Holdings requires the affirmative vote of the holders of not less than 75% of the shares of NNB Holdings common stock issued and outstanding on the record date, excluding shares held by the executives or attributable to the executives who will receive those payments.

Q:                                  Who can help answer my questions?

A:                                   If you have more questions about the merger or the special meeting, you should contact:

For Bank Holdings	For NNB Holdings
Mr. Hal Giomi	Mr. Robert Hemsath
Chief Executive Officer	Chief Executive Officer
9990 Double R Boulevard	3490 S. Virginia St.
Reno, Nevada 89521	Reno, Nevada 89515
(775) 853-8600	(775) 689-6555

SUMMARY

This brief summary, together with the “Questions and Answers” on the preceding pages, highlights selected information from the joint proxy statement-prospectus. It does not contain all of the information that is important to you. You are urged to carefully read the entire joint proxy statement-prospectus and the related documents. Each item in this summary refers to the page where that subject is discussed in more detail.

Bank Holdings and NNB Holdings to hold Special Meetings (Page 26)

Bank Holdings special meeting of shareholders will be held at 7:30 a.m. on October 4, 2006, at The Bank Holdings, 9990 Double R Boulevard, Reno, Nevada. At the meeting, shareholders of Bank Holdings will be asked to approve the merger of NNB Holdings with Bank Holdings as set forth in this joint proxy statement-prospectus and to approve the merger.

NNB Holdings’ special meeting of shareholders will be held at 5:30 p.m. on October 4, 2006, at Northern Nevada Bank, 3490 S. Virginia St., Reno, Nevada. At the meeting, shareholders of NNB Holdings will be asked to approve the merger and certain change in control and severance payments to Robert Hemsath, Ty Nebe and Margaret Tarpey, executive officers of NNB Holdings, in connection with the merger.

Record Dates; Shareholder Votes Required (Page 26)

Bank Holdings’ shareholders are entitled to vote at Bank Holdings’ special meeting those shares of Bank Holdings common stock owned by them as of the record date, August 15, 2006. As of that date, there were 4,126,764 shares of Bank Holdings outstanding, held by 596 shareholders of record. Each holder of Bank Holdings common stock is entitled to one vote per share on all matters that may properly come before the meeting. Approval of the merger requires the affirmative vote of not less than a majority of the outstanding shares of Bank Holdings common stock.

NNB Holdings shareholders are entitled to vote at the NNB Holdings special meeting those shares of NNB Holdings common stock owned by them as of the record date, August 14, 2006. As of that date, there were 879,378 shares of NNB Holdings outstanding, held by 129 shareholders of record. Each holder of NNB Holdings common stock is entitled to one vote per share on all matters that may properly come before the meeting. Approval of the merger requires the affirmative vote of not less than a majority of the outstanding shares of NNB Holdings common stock. The proposal to approve the change in control and severance payments to certain executive officers of NNB Holdings requires the affirmative vote of the holders of not less than 75% of the shares of NNB Holdings common stock issued and outstanding on the record date, excluding shares held by the executives or attributable to the executives who will receive those payments.

Information Regarding the Parties to the Merger (Pages 74 and 81)

The Bank Holdings
9990 Double R Boulevard

Reno, Nevada 89521

http://www.thebankholdings.com

Bank Holdings is a Reno, Nevada-based bank holding company for Nevada Security Bank, Granite Exchange, Inc. and Rocky Mountain Exchange, Inc. Nevada Security Bank provides traditional commercial banking services to small and medium-sized businesses and individuals primarily in northern Nevada and Roseville, California. Granite Exchange, Inc. in Roseville, California, and Rocky Mountain Exchange, Inc., formerly Big Sky Property Exchange, of Bozeman, Montana are “qualified intermediaries” facilitating tax-deferred real estate exchanges under Section 1031 of the Internal Revenue Code.

At March 31, 2006, Bank Holdings had total assets of $401 million, total deposits of $317 million and stockholders’ equity of $29.3 million. Its banking subsidiary, Nevada Security Bank has four full service branches serving northern Nevada and one full service branch in Roseville, California.

Nevada Security Bank commenced operations in December 2001 as a Nevada state bank. As a Nevada state bank, Nevada Security Bank is subject to primary supervision, examination and regulation by the Nevada Financial Institutions Division. Nevada Security Bank’s deposits are insured by the FDIC up to the applicable limits thereof. In a bank holding company reorganization, all of the outstanding shares of Nevada Security Bank on August 29, 2003 were acquired by Bank Holdings.

Bank Holdings’ common stock trades on the NASDAQ Capital Market under the symbol “TBHS.”

Additional information about Bank Holdings is included in the section titled “Information about Bank Holdings and Nevada Security Bank” below and its Form 10-K for the year ended December 31, 2005 and in its Form 10-Q for the quarter ended March 31, 2006. If you want to obtain copies of those documents or other information concerning Bank Holdings, please see “WHERE YOU CAN FIND MORE INFORMATION” on page 118.

NNB Holdings, Inc.

3490 S. Virginia St.

Reno, Nevada 89515

http://www.northernnevadabank.com

NNB Holdings, headquartered in Reno, Nevada, is a bank holding company for Northern Nevada Bank with two branches in Reno and Carson City, Nevada. At March 31, 2006, NNB Holdings had total assets of approximately $151 million and stockholders’ equity of $12.0 million.

Additional information about NNB Holdings is included in the section titled “Information about NNB Holdings” below and in the NNB Holdings audited and unaudited financial statements, including the notes to such financial statements, that are contained in this joint proxy statement-prospectus beginning at page F-1.

The Merger (Page 28 and Appendix A)

As used in this document, the term “the merger” means the merger of NNB Holdings with and into Bank Holdings. The merger is governed by the Agreement to Merge and Plan of Reorganization dated May 17, 2006 (the “merger agreement”).

A copy of the merger agreement is attached as Appendix A at the back of this joint proxy statement-prospectus. You are encouraged to read this agreement, as it is the legal document that governs the merger.

Approval of Certain Change in Control Payments to NNB Holdings Executives (Page 105)

In addition to voting to approve the merger, NNB Holdings shareholders will be asked to approve the payment by NNB Holdings and/or Northern Nevada Bank to Robert Hemsath, Ty Nebe and Margaret Tarpey of certain payments to which they are entitled under existing employment and salary continuation agreements. These payments are triggered by a change in control of NNB Holdings, such as the merger. Under applicable provisions of the Internal Revenue Code, these payments would constitute “parachute payments,” with resulting adverse tax consequences to NNB Holdings and the executives. However, if the payments are approved by holders of more than 75% of the disinterested shares of NNB Holdings, the payments will not constitute parachute payments.

Each of the executives has agreed to relinquish his or her right to receive a portion of the change in control payments, if payment of the full amount of such change in control payments is not approved by NNB Holdings shareholders.

If payment of the full amount of the change in control payments is approved by NNB Holdings shareholders and is made to the executives, such payment (together with certain amounts payable to the executives in connection with the cancellation of stock options) will result in a reduction of the cash portion of the merger consideration payable to NNB Holdings shareholders under the merger agreement.

As of the date of this joint proxy statement—prospectus, NNB Holdings shareholders owning approximately 76.8% of the outstanding disinterested shares of NNB Holdings have entered into voting agreements, under which they have agreed to vote the shares owned by them in favor of approving the right of each of the executives to receive and retain the full amount of the change in control payments. Therefore, approval of the payment of such change in control payments to the executives is assured.

Risk Factors (Page 20)

An investment in Bank Holdings’ common stock includes substantial risks. See the section entitled “Risk Factors” beginning on page 20 for a discussion of risks associated with the merger and an investment in Bank Holdings’ common stock.

NNB Holdings Shareholders Will be Able to Elect to Receive Common Stock of Bank Holdings, Cash or a Combination; Bank Holdings Shareholders to Keep their Shares (Page 46)

Subject to the terms of the merger agreement, including the allocation and proration provisions of the merger agreement, shareholders of NNB Holdings will be able to elect to receive (i) shares of common stock of Bank Holdings, (ii) cash or (iii) a combination of Bank Holdings stock and cash in exchange for their shares of NNB Holdings. Shareholders of Bank Holdings will keep their shares of Bank Holdings common stock in the merger.

The calculation of the per share cash consideration to NNB Holdings shareholders is determined by dividing the total consideration by the number of outstanding shares of NNB Holdings common stock immediately prior to completion of the merger. The calculation of the per share stock consideration to NNB Holdings shareholders is determined by dividing the total consideration by the product of (i) the number of outstanding shares of NNB Holdings common stock immediately prior to completion of the merger times (ii) the average closing price as defined below.

The total consideration shall be determined by adding the stock consideration and the cash consideration.

The stock consideration is the product of:

•                                          the average of the daily closing price of a share of Bank Holdings’ common stock reported over NASDAQ during the fifteen (15) consecutive trading days ending at the end of the fifth trading day immediately preceding the completion of the merger (the “average closing price”), times

•                                          the required stock amount.

The required stock amount is 1,388,889 shares of Bank Holdings common stock, which shall be

•                                          increased by the aggregate amount of stock for exercised options, (which shall be determined by dividing (i) the product of the exercise price of such options and the number of options exercised, by (ii) the average closing price and rounding up any fraction to the next full share, and

•                                          reduced by the aggregate amount of stock for converted options, (which shall be determined by (i) dividing the aggregate difference between (a) the per share cash consideration [multiplied by the number of options so converted] and (b) the pre-conversion exercise price of such options [multiplied by the number of options so converted], by (ii) the average closing price and rounding up any fraction to the next full share.

The cash consideration is the amount equal to $11,000,000 reduced by

•                                          the total dollar amount of severance, change in control payments and split dollar benefit payments that will be paid to the three senior executive officers of NNB Holdings and Northern Nevada Bank pursuant to their employment agreements, salary continuation agreements and split dollar benefit agreements, including any and all gross-up features for tax payments (this aggregate amount would be $3,123,324 if shareholders of NNB Holdings approve Proposal 2 as set forth in the joint proxy statement-prospectus and $1,152,085 if shareholders of NNB Holdings do not approve Proposal 2);

•                                          the total dollar amount of payments under consulting or other compensation agreements of the three senior executive officers of NNB Holdings and Northern Nevada Bank that are entered into after January 1, 2006 and prior to the completion of the merger (this amount is expected to be $0);

•                                          the aggregate amount of cash for cancelled options (which is the difference between the per share cash consideration and the exercise price of the NNB Holdings stock option; and

•                                          the total dollar amount of NNB Holdings merger expenses that is in excess of $550,000 (it is not expected that the NNB Holdings merger expenses will be in excess of $550,000).

In the event that any of the employment agreements, salary continuation agreements, and split dollar agreements of the three senior executive officers of NNB Holdings and Northern Nevada Bank are modified, amended, cancelled or terminated in whole or in part prior to the completion of the merger, the total amount paid or payable to such officers for such modification, amendment, cancellation or termination including related attorney’s fees shall also be deducted from the cash consideration.

Further, if the average closing price of Bank Holdings’ common stock is less than $15.00, NNB Holdings will have the right to terminate the merger agreement, subject to Bank Holdings right to reinstate the merger agreement. In addition, the amount of Bank Holdings shares and/or cash issued in the merger is subject to certain allocation procedures designed to ensure that merger qualifies as a tax-free reorganization.

The following table sets forth historical per share market value for Bank Holdings common stock based on the last sale price and NNB Holdings common stock based on the last bid prices and the equivalent market values for NNB Holdings common stock on:

•                                          May 16, 2006, the last trading day before public announcement of the merger, and

•                                          August 15, 2006, the most recent date before the mailing of this joint proxy statement-prospectus.

	Historical Market Price
	Bank Holdings	NNB Holdings		NNB Holdings Equivalent Pro Forma Market Value

May 16, 2006	$17.97	$17.50	(3)	$34.37	(1)
August 15, 2006	$18.50	$17.50	(3)	$34.80	(2)

(1)                                  Using an exchange ratio of 1.9126 shares of Bank Holdings common stock for each share of NNB Holdings common stock. The exchange ratio and resulting equivalent proforma market value is based on assuming the average closing price of Bank Holdings’ common stock of $17.97, all optionholders of NNB Holdings common stock exercising their options prior to completion of the merger and assuming the cash portion of merger consideration to be $7.92 million.

(Footnotes continued on the following page.)

(2)                                  Using an exchange ratio of 1.9037 shares of Bank Holdings common stock for each share of NNB Holdings common stock.

(3)                                  There has been very little trading in NNB common stock. The last trade known to management was 2,400 shares at $17.50 on March 24, 2006.

Bank Holdings cannot assure you that actual stock prices for its common stock will be equal to or greater than the prices shown in the table at the time of the merger or at any time after the completion of the merger. After the merger, there will be no further trading or a public market for NNB Holdings common stock.

You are urged to obtain current market quotations for Bank Holdings.

Cash Dividends After the Merger

Bank Holdings has not paid a cash dividend since inception and has used its current and retained earnings to support its rapid and continued growth. Bank Holdings does not foresee any circumstances in the immediate future in which it would consider paying cash dividends on its common stock.

Tax Effects of the Transaction (Page 50)

The merger will qualify as a tax-free reorganization within the meaning of Section 368(a) of the Internal Revenue Code. As a result ; NNB Holdings shareholders who receive only Bank Holdings shares in the merger. will not have any gain or loss as a result of the merger. An NNB Holdings shareholder who receives only cash in the merger will recognize gain or loss for U.S. federal income tax purposes equal to the difference between the amount of cash received and the tax basis of the NNB Holdings shares exchanged therefor, and such gain or loss will be capital gain or loss assuming that the NNB Holdings shares are held by the shareholder as a capital asset. An NNB Holdings shareholder electing to receive Bank Holdings shares and cash in the merger will recognize gain (but not loss) for U.S. federal income tax purposes in an amount equal to the lesser of (1) the amount of cash received in the merger and (2) an amount equal to the excess, if any, of (a) the sum of the amount of cash plus the fair market value of Bank Holdings’ shares received in the merger, over (b) the tax basis of the NNB Holdings shares exchanged therefor. The gain recognized will be capital gain (assuming the NNB Holdings shares are held by the shareholder as a capital asset) unless the receipt of cash by the NNB Holdings shareholder has the effect of a dividend distribution, in which event the gain will be treated as ordinary dividend income (to the extent of the shareholder’s ratable share of Bank Holdings and/or NNB Holdings accumulated earnings and profits at the time of the merger as calculated for U.S. federal income tax purposes). It is a condition to the completion of the merger that NNB Holdings and Bank Holdings receive a written opinion from Alston & Bird LLP to the effect that the merger will qualify as a reorganization within the meaning of Section 368(a) of the Internal Revenue Code.

Tax matters are very complicated and the tax consequences of the merger to you will depend on your particular tax situation. You are encouraged to consult your tax advisor about the tax consequences to you of the merger.

Bank Holdings Board of Directors Recommendation (Page 29)

Bank Holdings Shareholders. Bank Holdings’ board of directors has determined that the merger is fair to and in the best interest of Bank Holdings and Bank Holdings’ shareholders. It has unanimously approved the merger agreement and recommends that Bank Holdings’ shareholders vote FOR the merger and the merger agreement.

Factors considered by Bank Holdings’ Board. You should also refer to the factors and reasons that Bank Holdings’ board of directors considered in reaching their decision to approve the merger, as explained starting on page 29.

NNB Holdings Board of Directors Recommendation (Page 31)

NNB Holdings Shareholders. The NNB Holdings board of directors has determined that the merger is fair to and in the best interests of NNB Holdings and NNB Holdings shareholders. It has unanimously approved the merger agreement and recommends that NNB Holdings shareholders vote FOR the merger and the merger agreement.

Additionally, the NNB Holdings board of directors has determined that the approval of the payment of certain change in control and severance payments to certain of its executive officers is in the best interests of NNB Holdings’ shareholders and unanimously recommends that NNB shareholders vote FOR approval of such payments.

Factors considered by NNB Holdings’ Board. You should also refer to the factors and reasons that NNB’s board of directors considered in reaching their decision to approve the merger, as explained starting on page 31, and in reaching their decision to recommend approval of the change in control and severance payments, as explained starting on page 110.

Bank Holdings Financial Advisor Gives Opinion That Merger Is Fair (Page 32 and Appendix B)

Bank Holdings’ financial advisor, D.A. Davidson & Co., has provided a fairness opinion to Bank Holdings’ board of directors dated as of May 17, 2006 that subject to and based on the considerations referred to in its opinion, the merger was fair to Bank Holdings’ shareholders from a financial point of view. Davidson has reconfirmed its opinion for this joint proxy statement – prospectus, and a copy of that opinion is attached as Appendix B to this joint proxy statement – prospectus. Bank Holdings urges its shareholders to read that opinion in its entirety.

NNB Holdings Financial Advisor Gives Opinion That Merger Is Fair (Page 39 and Appendix C)

NNB Holdings’ financial advisor, Hovde Financial, Inc., has provided opinions to NNB Holdings’ board of directors dated as of May 17, 2006 that subject to and based on the considerations referred to in its opinion, the merger is fair to the NNB Holdings shareholders from a financial point of view. The full text of Hovde Financial, Inc.’s opinion dated May 17, 2006 is attached as Appendix C to this joint proxy statement – prospectus. NNB Holdings urges its shareholders to read that opinion in its entirety.

NNB Holdings Shareholders Should Make a Timely Election (Page 47)

Promptly after the close of the merger, NNB Holdings shareholders will receive election forms by which they may indicate the form of consideration they wish to receive. NNB Holdings shareholders will have 30 days to return their election forms and appropriate documentation. If you do not make a timely election, you may not receive the form of consideration that you want. The allocation of the merger consideration is subject to the merger agreement condition that requires no more than 1,388,889 shares (adjusted for the exercise and conversion of NNB Holdings options) of Bank Holdings common stock to be issued in the merger. If elections to receive Bank Holdings shares are for more than such amount, an allocation procedure will be applied, except as to any NNB Holdings shareholder who exercises dissenter’s rights. The first election shares to which the allocation procedures will be applied will be those shares for which a timely and valid election have not been made. If, after allocating to the undesignated shares, an additional allocation is necessary, a proration procedure will be applied.

PLEASE RETAIN THIS JOINT PROXY STATEMENT – PROSPECTUS, SINCE IT WILL BE OF ASSISTANCE IN MAKING YOUR ELECTION.

Because the election will take place after the close of the merger, a minimum of forty-five days (the election period) will pass between the close of the merger and your receipt of either cash, Bank Holdings shares, or some combination for your shares of NNB Holdings stock. If you are receiving Bank Holdings shares, you will not be able to trade either Bank Holdings or NNB Holdings shares during this period since the election and allocation process will not have been completed. Further, the exchange ratio will be fixed prior to the closing of the merger, and changes in the share price of Bank Holdings common stock that occur after the closing will not be reflected in that exchange ratio.

Certain NNB Holdings Shareholders Have Agreed to Vote in Favor of the Merger (Page 56)

As of the record date for the meeting, the directors and certain significant shareholders of NNB Holdings held voting power with respect to 66.34% of the outstanding shares of NNB Holdings common stock. The directors and these significant shareholders of NNB Holdings have signed agreements agreeing to vote their shares in favor of the merger agreement and the merger.

The directors and these significant shareholders entered into these agreements in order to induce Bank Holdings to enter into the merger agreement. The director and voting agreements could discourage other companies from trying to acquire NNB Holdings.

Dissenters’ Rights (Page 52 and Appendix D)

Shareholders of NNB Holdings and Bank Holdings will have dissenters’ rights in the merger. If you follow certain procedures, you may choose to receive the fair market value of your shares in cash when the merger is completed. The procedures which you must follow to exercise your dissenters’ rights are in Section 92A.300 et seq. of the Nevada Revised Statutes. Attached as Appendix D to this joint proxy statement-prospectus is Section 92A.300 et seq.

Accounting Treatment (Page 52)

Bank Holdings will account for the merger as a “purchase” for financial reporting purposes.

Benefits to Certain NNB Holdings Officers and Directors in the Merger (Page 56)

When considering the recommendation of the NNB Holdings board of directors, NNB Holdings shareholders should be aware that some NNB Holdings directors and officers have interests in the merger that differ from the interests of other NNB Holdings shareholders. These interests include:

•                                          certain officers and directors have stock options which are exercisable in full prior to the merger;

•                                          two directors of NNB Holdings will become directors of Bank Holdings after the closing of the merger,

•                                          Robert Hemsath, Ty Nebe, Margaret Tarpey have certain severance and change of control payments that become payable to them at the closing of the merger,

•                                          Robert Hemsath, Ty Nebe, Margaret Tarpey have certain change of control benefits that become payable to them after the closing of the merger

•                                          Robert Hemsath has an agreement allowing him to purchase the Northern Nevada Bank automobile that he is using at its book value at the time of the closing of the merger,

•                                          Ty Nebe, the President of Northern Nevada Bank, has entered into an employment agreement with Nevada Security Bank which will be effective upon the closing of the merger;

•                                          Ty Nebe has an agreement entitling him to receive ownership of the Northern Nevada Bank automobile that he is using at the time of the closing; and

•                                          directors and officers have continuing liability insurance protection and indemnification protections.

The NNB Holdings board of directors was aware of these interests and considered them before approving the merger agreement.

Things that Must Be Done for the Merger to Occur (Page 57)

Completion of the merger is subject to various conditions, including:

•                                          approval of the merger agreement and the merger by the Bank Holdings and NNB Holdings shareholders;

•                                          receipt of all governmental and other consents and approvals that are necessary to permit completion of the merger; and

•                                          other usual conditions.

Certain of these customary conditions to the merger may be waived by Bank Holdings or NNB Holdings, as applicable.

Regulatory Approvals Needed (Page 49)

The merger can not be completed unless it is approved by the Nevada Financial Institutions Division and FDIC. Applications with the Nevada Financial Institutions Division and FDIC have been filed. A request will also have to be filed with the Board of Governors of the Federal Reserve System for an exemption from the applicable application provisions of the Bank Holding Company Act.

While management of Bank Holdings is not aware of any reason why these regulatory approvals can not be obtained in a timely manner, management of Bank Holdings cannot be certain when or if such approvals will be obtained.

When the Merger Will Occur (Page 57)

The merger will occur shortly after all of the conditions to its completion have been satisfied. It is currently anticipated that the merger will close in the early fourth quarter of 2006.

Termination of the Merger Agreement (Page 59)

The merger agreement may be terminated prior to the effective time of the merger for a variety of reasons, including (i) either party may terminate the agreement if all significant conditions are not met by November 30, 2006, or if the other party breaches the agreement; (ii) by Bank Holdings if its average stock price is greater than $21.00 per share; or (iii) by NNB Holdings if the average stock price of Bank Holdings is less than $15.00 per share. If NNB Holdings chooses to terminate the agreement because Bank Holdings average stock price is less than $15.00 per share, Bank Holdings has the right to reinstate the agreement by increasing the cash or stock consideration to be paid to equal the difference between the average stock price and $15.00 times the amount of shares of Bank Holdings common stock to be paid to NNB shareholders.

Termination Fees Between NNB Holdings and Bank Holdings (Page 59)

Certain cash payments may be made under the merger agreement in the event a party terminates the merger agreement in certain situations, including a payment by NNB Holdings to Bank Holdings if the NNB Holdings shareholders fail to approve the merger and its merger agreement.

SELECTED HISTORICAL AND UNAUDITED PRO-FORMA FINANCIAL DATA

The following information is being provided to aid you in your analysis of the financial effects of the merger. The historical selected financial data in the following tables shows financial results actually achieved by NNB Holdings and by Bank Holdings for the periods presented.

NNB Holdings Historical Selected Financial Data

The following selected financial data with respect to NNB Holdings for the years ended December 31, 2005 and 2004 have been derived from its audited financial statements. The selected financial data for the three months ended March 31, 2006 and 2005 comes from the unaudited financial statements of NNB Holdings. Such interim financial statements include all adjustments that are, in the opinion of management, necessary to present fairly NNB Holdings financial information for the interim periods presented. The operating results for the three months ended March 31, 2006, are not necessarily indicative of the operating results that may be expected for the year ending December 31, 2006.

SUMMARY CONSOLIDATED FINANCIAL AND OTHER DATA

(Dollars in thousands, except share,	Three Months Ended March 31,		Year Ended December 31,
Per share and percentage data)	2006	2005	2005	2004
Consolidated Income Data:
Interest income	$2,773	$1,877	$9,180	$6,729
Interest expense	1,026	504	3,020	1,611
Net interest income	1,747	1,373	6,160	5,118
Provision for loan losses	150	45	414	515

Net interest income after provision for loan losses	1,597	1,328	5,746	4,603
Non-interest income	87	16	198	66
Non-interest expense	1,051	853	3,603	2,833
Income before income taxes	633	491	2,341	1,836
Provision for income taxes	210	167	790	625
Net Income	$423	$324	$1,551	$1,211
Share data:
Earnings per share - basic	$0.48	$0.37	$1.77	$1.39
Earnings per share - diluted	0.46	0.36	1.71	1.34
Dividend payout ratio	0.00%	0.00%	0.00%	0.00%
Book value per share	$13.67	$11.79	$13.19	$11.42
Shares outstanding at period end	879,378	873,710	878,378	873,710
Weighted average shares outstanding-basic	878,620	873,710	874,948	870,006
Weighted average shares outstanding-diluted	919,145	908,708	909,738	905,636
Consolidated Balance Sheet Data:
Cash and cash equivalents	$11,271	$1,087	$3,839	$12,262
Investments and other securities	10,600	11,393	10,718	9,260
Gross loans	123,588	94,054	126,987	87,745
Allowance for loan losses	1,590	1,071	1,440	1,026
Total assets	151,374	109,215	147,507	111,969
Total liabilities	139,351	98,914	135,923	101,990
Total deposits	125,037	92,574	120,545	98,300
Total stockholders’ equity	12,023	10,301	11,584	9,979
Selected Other Balance Sheet Data:
Average assets	$147,373	$113,915	$129,478	$98,496
Average earning assets	138,970	108,886	123,240	94,030
Average stockholders’ equity	11,842	10,166	10,514	9,366
Selected Financial Ratios :
Return on average assets (1)	1.16%	1.15%	1.20%	1.23%
Return on average stockholders’ equity(1)	14.49%	12.93%	14.75%	12.93%
Net interest margin (1)(2)	5.10%	5.11%	5.00%	5.44%
Efficiency Ratio (3)	57.31%	61.41%	56.67%	54.65%
Capital Ratios:
Average stockholders’ equity to average assets	8.04%	8.92%	8.12%	9.51%
Leverage Ratio	11.09%	9.04%	10.90%	9.20%
Tier 1 Risk-Based Capital ratio	12.77%	10.49%	12.20%	10.80%
Total Risk-Based Capital ratio	14.01%	11.57%	13.30%	11.90%

(Dollars in thousands, except share,	Three Months Ended March 31,		Year Ended December 31,
Per share and percentage data)	2006	2005	2005	2004

Non-performing assets to total assets(5)	0.06%	0.00%	0.06%	0.00%
Allowance for loan losses to total loans	1.29%	1.14%	1.13%	1.17%
Allowance for loan losses to non-performing loans(4)	1709.68%	0.00%	1548.39%	0.00%
Allowance for loan losses to non-performing assets(5)	1709.68%	0.00%	1548.39%	0.00%
Net charge-offs (recoveries) to average loans	0.00%	0.00%	0.00%	0.31%

(1)                                  Annualized for the three-month periods ended March 31, 2006 and 2005.

(2)                                  Net interest margin represents net interest income as a percentage of average interest earning assets.

(3)                                  Efficiency ratio represents non-interest expense, excluding loan loss provision, as a percentage of the aggregate of net interest income and non-interest income.

(4)                                  Non-performing loans are defined as loans that are past due 90 days or more plus loans placed on non-accrued status.

(5)                                  Non-performing assets are defined as assets that are past due 90 days or more plus assets placed in non-accrued status plus other real estate owned.

Bank Holdings Historical Selected Financial Data

The following selected consolidated financial data with respect to Bank Holdings for the years ended December 31, 2005, 2004, 2003 have been derived from its audited financial statements, and for the year ended December 31, 2002 and partial year ended December 31, 2001 have been derived from the audited financial data of Nevada Security Bank. The selected consolidated financial data for the three months ended March 31, 2006 and 2005 comes from the unaudited financial statement of Bank Holdings. Such interim financial statements include all adjustments that are, in the opinion of management, necessary to present fairly Bank Holdings financial information for the interim periods presented. The operating results for the three months ended March 31, 2006, are not necessarily indicative of the operating results that may be expected for the year ending December 31, 2006.

SUMMARY CONSOLIDATED FINANCIAL AND OTHER DATA

(Dollars in thousands, except share,	Three Months Ended March 31,		Year Ended December 31,
Per share and percentage data)	2006	2005	2005	2004	2003	2002	2001(4)
Consolidated Income Data:
Interest income	$6,184	$3,366	$17,166	$10,536	$5,250	$1,948	$218
Interest expense	3,067	1,216	7,344	3,669	1,893	759	4
Net interest income	3,117	2,150	9,822	6,867	3,357	1,189	214
Provision for loan losses	473	214	1,069	764	602	220	—

Net interest income after provisionfor loan losses	2,644	1,936	8,753	6,103	2,755	969	214
Non-interest income	221	146	772	420	893	77	—
Non-interest expense	2,882	1,905	8,823	6,242	4,213	2,811	782
Income before income taxes	(17)	177	702	281	(565)	(1,765)	(568)
Provision (benefit) for income taxes	7	—	(710)	—	—	—	—
Net Income (loss)	$(24)	$177	$1,412	$281	$(565)	$(1,765)	$(568)
Share data:
Earnings (loss) per share - basic	$(.01)	$.06	$.47	$.10	$(.38)	$(1.20)	$(.38)
Earnings (loss) per share - diluted	(.01)	.05	.43	.10	(.38)	(1.20)	(.38)
Book value per share	9.34	9.20	9.19	9.21	7.72	8.53	9.56
Shares outstanding at period end	3,133,531	2,972,330	3,124,266	2,972,330	1,405,930	1,405,930	1,405,830
Weighted average shares outstanding-basic	3,124,925	2,972,330	2,974,104	2,746,791	1,476,227	1,476,130	1,476,121
Weighted average shares outstanding-diluted	3,379,700	3,254,598	3,279,863	2,838,988	1,476,227	1,476,130	1,476,121
Consolidated Balance Sheet Data:
Cash and cash equivalents	$16,246	$5,917	$42,271	$5,362	$5,960	$4,134	$13,653
Investments and other securities	95,375	87,171	71,950	69,128	74,763	47,992	—
Gross loans	273,735	173,590	245,185	160,708	82,671	25,005	—
Allowance for loan losses	3,128	1,800	2,655	1,586	822	220	—
Total assets	400,986	256,115	384,632	246,842	166,149	79,676	14,344
Total liabilities	371,722	228,773	355,930	219,466	155,296	67,681	901
Total deposits	317,203	220,001	338,198	188,341	148,747	67,270	757
Total stockholders’ equity	29,264	27,342	28,702	27,376	10,853	11,995	13,443
Selected Other Balance Sheet Data:
Average assets	$378,187	$252,283	$293,580	$233,439	$121,017	$46,903	N/A
Average earning assets	360,583	241,012	281,266	220,127	115,424	44,898	N/A
Average stockholders’ equity	28,819	27,426	28,061	23,090	11,188	12,573	N/A

	Three Months Ended		Year Ended
(Dollars in thousands, except share,	March 31,		December 31,
Per share and percentage data)	2006	2005	2005	2004	2003	2002	2001(4)
Selected Financial Ratios :
Return on average assets (1)	(.03)%	.07%	.48%	.12%	(0.47)%	(3.76)%	N/A
Return on average stockholders’ equity(1)	(.34)%	2.62%	5.03%	1.22%	(5.05)%	(14.04)%	N/A
Net interest margin(1)(2)	3.51%	3.62%	3.49%	3.12%	2.91%	2.65%	N/A
Efficiency Ratio(3)	86.29%	84.35%	83.41%	84.28%	112.26%	223.63%	N/A
Capital Ratios:
Average stockholders’ equity to average assets	7.6%	10.9%	9.6%	9.9%	9.2%	26.8%	N/A
Leverage ratio	8.05%	9.93%	10.06%	11.01%	7.06%	15.17%	587.54%
Tier 1 risk-based capital ratio	10.03%	15.03%	13.45%	16.22%	10.94%	22.76%	1945.44%
Total risk-based capital ratio	14.32%	16.13%	16.53%	17.26%	11.84%	23.31%	1945.44%
Selected Asset Quality Ratios:
Non-performing loans to total loans(2)	—	—	—	—	—	—	—
Non-performing assets to total assets(3)	—	—	—	—	—	—	—
Allowance for loan losses to total loans	1.14%	1.04%	1.08%	.99%	.99%	.88%	—

(1)                                                          Annualized for the three-month periods ended March 31, 2006 and 2005.

(2)                                                          Non-performing loans are defined as loans that are past due 90 days or more plus loans placed on non-accrued status.

(3)                                                          Non-performing assets are defined as assets that are past due 90 days or more plus assets placed in non-accrued status plus other real estate owned.

(4)                                                          Nevada Security Bank commenced operations in December 2001.

Selected Unaudited Pro Forma Combined Financial Information

The accompanying unaudited pro forma combined statement of financial condition data assumes the merger took place as of March 31, 2006. The unaudited pro forma consolidated statement of financial condition data combines the unaudited consolidated balance sheet data of Bank Holdings as of March 31, 2006 and the unaudited consolidated balance sheet data of NNB Holdings as of March 31, 2006.

The accompanying unaudited pro forma combined statement of operations data presents the unaudited consolidated statement of operations data of Bank Holdings for the three months ended March 31, 2006 and the audited consolidated statement of operations data for the year ended December 31, 2005 combined, respectively, with NNB Holdings’ unaudited consolidated statement of operations data for the three months ended March 31, 2006 and audited statement of operations data for the year ended December 31, 2005. The unaudited pro forma combined statement of operations data gives effect to the merger as if it has occurred as of January 1, 2005.

You should not assume that the combined company would have achieved the pro forma combined results if they had actually been combined during the periods presented. For purposes of illustration, the pro forma combined figures have been calculated assuming that the average closing price of Bank Holdings common stock is $17.97 and assuming all NNB Holdings options are exercised. Based on these assumptions, the resulting pro forma value to NNB Holdings shareholders is $34.37 per share in cash. As of March 31, 2006, there were 879,378 NNB Holdings shares outstanding and options to acquire 115,026 outstanding. The initial exchange ratio of 1.9126 was used to determine the number of shares of Bank Holdings common stock to be issued.

The pro forma financial information includes purchase accounting adjustments to record the assets and liabilities of NNB Holdings at their estimated fair values and is subject to further adjustments as additional information becomes available and as additional analyses are performed. The pro forma financial information is presented for illustrative purposes only and does not indicate the financial results of the combined company had the impact of business integration costs, possible revenue enhancements and expense efficiencies, among other factors, been considered.

The unaudited pro forma financial information presented below should be read together with the historical financial statements of Bank Holdings and NNB Holdings, including the related notes and the other unaudited pro forma financial information, including the related notes, appearing elsewhere in this document. See “UNAUDITED PRO FORMA COMBINED FINANCIAL STATEMENTS” beginning on page 62. The unaudited pro forma financial data is not necessarily indicative of results that actually would have occurred had the merger been completed on the dates indicated or that may be obtained in the future.

	Three Months Ended	Year Ended
(Dollars in thousands)	March 31, 2006	December 31, 2005
	(Unaudited)	(Unaudited)
Summary Statements of Operations Data:
Interest income	$8,830	$25,981
Interest expense	4,093	10,364
Net interest income before provision for loan losses	4,737	15,617
Provision for loan losses	623	1,483
Net interest income after provisions for loan losses	4,114	14,134
Non-interest income	308	970
Non-interest expense	3,958	12,726
Income before income taxes	464	2,378
Income tax provision	150	(146)
Net income	$314	$2,524

(Dollars in thousands)	March 31, 2006
Summary Statement of Financial Condition:
Cash and due from banks	$13,175
Total investment securities	97,492
Net loans	391,856
Total assets	566,596
Total deposits	442,240
Total liabilities	511,073
Total stockholders’ equity	55,523

Unaudited Comparative Per Share Data

The following table sets forth for Bank Holdings common stock and NNB Holdings common stock certain historical, unaudited pro forma combined and unaudited pro forma equivalent per share financial information. The unaudited pro forma combined and unaudited pro forma equivalent per share information gives effect to the merger as if the merger had been effective at the beginning of the periods presented; the book value data presented gives effect to the merger as if the merger had been effective at the date of the statement of financial condition. The unaudited pro forma data in the following table assume that the merger is accounted for using the purchase method of accounting. The information in the following table is based on, and should be read together with, the unaudited pro forma combined financial information that appears elsewhere in this document and the historical financial information of NNB Holdings and Bank Holdings. See “UNAUDITED PRO FORMA CONDENSED COMBINED FINANCIAL STATEMENTS” on page 62 and “WHERE YOU CAN FIND MORE INFORMATION” on page 118.

The pro forma financial information is not necessarily indicative of results that actually would have occurred had the merger been completed on the dates indicated or that may be obtained in the future.

	Three Months Ended	Year Ended
	March 31, 2006	December 31, 2005
Bank Holdings historical per share data:
Basic (loss) earnings per share	$(.01)	$.47
Diluted (loss) earnings per share	(.01)	.43
Book value per share	9.34	9.19

NNB Holdings historical per share data:
Basic earnings per share	$.48	$1.77
Diluted earnings per share	.46	1.71
Book value per share	13.67	13.19

Unaudited pro forma per share data:
Combined earnings per Bank Holdings share(1)
Basic	$.07	$0.57
Diluted	.06	0.53
Basic and diluted earnings per equivalent NNB Holdings share(2)
Basic	$0.13	$1.09
Diluted	0.11	1.01
Book value per Bank Holdings share	12.08	—
Book value per equivalent NNB Holdings share(3)	23.11	—

(1)                                  The unaudited pro forma earnings per share amounts are calculated by totaling the historical net income (after giving effect to pro forma adjustments) of Bank Holdings and NNB Holdings and dividing the resulting amount by the average pro forma shares of Bank Holdings giving effect to the merger using an implied exchange ratio of 1.9126 (based on an assumed Bank Holdings average closing share price of $17.97) and inclusive of 1,461,280 shares of Bank Holdings stock to be issued in exchange for approximately 76.8% of NNB Holdings common shares outstanding comprised of 879,378 shares currently outstanding and the exercise of options for 115, 026 shares.

(2)                                  Per equivalent NNB Holdings share data is calculated by taking the product of the unaudited combined pro forma per share data combined and an implied exchange ratio of 1.9126 (based on an assumed Bank Holdings average closing price of $17.97).

(3)                                  Pro forma book value per common share is based on the pro forma total stockholders’ equity of the combined entity divided by the total pro forma common shares of the combined entity giving effect to the merger using an implied exchange ratio of 1.9126 which would result in the issuance of 1,461,280 shares of Bank Holdings common stock.

FORWARD LOOKING STATEMENTS

Certain statements contained in this joint proxy statement-prospectus or in documents contained as appendices, including, without limitation, statements containing the words “believes,” “anticipates,” “intends,” “expects” and words of similar import, constitute “forward-looking statements” within the meaning of Section 27A of the Securities Act of 1933 and Section 21E of the Securities Exchange Act of 1934. Such forward looking statements, including among others those found in “SUMMARY” and “THE MERGER,” involve known and unknown risks, uncertainties and other factors that may cause the actual results, performance or achievements of the combined companies to be materially different from any future results, performance or achievements expressed or implied by such forward-looking statements.

In particular, certain statements are made in this document regarding expected cost savings to result from the merger, the anticipated accretive effect to earnings of the merger, an improved ability to compete with larger competitors, restructuring charges expected to be incurred in connection with the merger, and the operation of the combined companies. With respect to estimated cost savings, assumptions have been made about the anticipated overlap between the costs of the two banks for operations, the amount of general and administrative expenses, the size of anticipated reductions in fixed labor costs, the amount of severance costs, the effort involved in aligning accounting policies and the transactional costs of the merger. The realization of the anticipated cost savings is subject to the risk of possible inaccuracy of the foregoing assumptions.

In addition to the risks discussed in “RISK FACTORS,” the following factors may also cause actual results to differ materially from historical results or from those described in forward looking statements in this joint proxy statement-prospectus:

•              demographic changes;

•              changes in business strategy or development plans or the inability to execute same;

•              the availability of capital to fund the expansion of the combined business;

•              dependency on real estate and economic conditions in northern Nevada;

•              adverse impacts from an economic downturn or borrowers failing to perform;

•              increased competition;

•              continuing ability to originate, sell and service loans;

•              legislative and regulatory developments and policies, including those related to the SBA lending;

•              changes in interest rates;

•              environmental risks;

•              operational risks; and

•              other factors referenced in this joint proxy statement-prospectus or the documents incorporated herein by reference.

Given these uncertainties, you are cautioned not to place undue reliance on such forward-looking statements. Bank Holdings and NNB Holdings disclaim any obligation to update any such factors or to publicly announce the results of any revisions to any of the forward-looking statements contained herein to reflect future events or developments.

RISK FACTORS

Risks Related to the Merger

The merger involves a high degree of risk. Because a substantial portion of the merger consideration consists of Bank Holdings common stock, most NNB Holdings shareholders will become Bank Holdings shareholders after the merger. An investment in the combined companies will include different risks than an investment in either of the constituent companies. In deciding how to vote your shares of NNB Holdings stock at the special meeting, NNB Holdings shareholders should carefully consider the following factors, in addition to the other information in this joint proxy statement – prospectus, including the matters addressed under “FORWARD LOOKING STATEMENTS.”

Bank Holdings may be unable to integrate operations successfully or to achieve expected cost savings.

The earnings, financial condition and prospects of Bank Holdings after the merger will depend in part on Bank Holdings ability to integrate the operations and management of NNB Holdings and to continue to implement its own business plan. There is no assurance that Bank Holdings will be able to do so. Among the issues which Bank Holdings could face are:

•                                          unexpected problems with operations, personnel, technology or credit;

•                                          loss of customers and employees of NNB Holdings;

•                                          difficulty in working with NNB Holdings employees and customers;

•                                          the assimilation of NNB Holdings operations, sites and personnel; and

•                                          instituting and maintaining uniform standards, controls, procedures and policies.

Further, although the boards of directors of both parties anticipate cost savings as a result of the merger, Bank Holdings may not be fully able to realize those savings. Any cost savings which are realized may be offset by losses in revenues or other charges to earnings.

Bank Holdings expects to incur significant costs associated with the merger.

Bank Holdings estimates that it has incurred or will incur transaction costs totaling approximately $1.0 million associated with the merger, a portion of which will be incurred whether or not the merger closes. Bank Holdings believes the combined company may incur charges to operations, which are not currently reasonably estimable, in the quarter in which the merger is completed or subsequent quarters, to reflect costs associated with integrating the two banks. There is no assurance that the combined company will not incur additional material charges in subsequent quarters to reflect additional costs associated with the merger, including charges associated with the impairment of any goodwill booked in connection with the merger.

The loan portfolios may not perform as expected.

Bank Holdings performance and prospects after the merger will be dependent to a significant extent on the performance of the combined loan portfolios of NNB Holdings and Bank Holdings, and ultimately on the financial condition of their respective borrowers and other customers. The existing loan portfolios of the two banks differ to some extent in the types of borrowers, industries and credits represented. In addition, there are differences in the documentation, classifications, credit ratings and management of the portfolios. As a result, Bank Holdings overall loan portfolio after the merger will have a different risk profile than the loan portfolio of either NNB Holdings or Bank Holdings before the merger. The performance of the two loan portfolios will be adversely affected if any of such factors is worse than currently anticipated. In addition, to the extent that present customers are not retained by NNB Holdings or additional expenses are incurred in retaining them, there could be adverse effects on future consolidated results of operations of Bank Holdings following the merger. Realization of improvement in profitability is dependent, in part, on the extent to which the revenues of NNB Holdings are maintained and enhanced.

The market price of Bank Holdings common stock is uncertain.

The shares of Bank Holdings common stock which will be issued to NNB Holdings shareholders in the merger are based on the “average closing price” of Bank Holdings stock for a period prior to the merger.

The market price of Bank Holdings common stock on or after consummation of the merger may not approximate the prices of Bank Holdings prior to the merger.

Stock price changes, whether before or after the merger, may result from a variety of factors including general market and economic conditions, changes in the respective businesses, operations and prospects and regulatory considerations. Additionally, since Bank Holdings and NNB Holdings differ, the results of the combined company and its market price may be affected by factors different than those currently affecting the independent results of both companies and their respective stock prices.

NNB Holdings shareholders will not receive their merger consideration upon closing of the merger.

Because the election will take place after the close of the merger, a minimum of forty-five days (the election period) will pass between the close of the merger and the receipt of either cash, Bank Holdings shares, or some combination for the shares of NNB Holdings stock you own. Further, the exchange ratio will be fixed prior to the closing of the merger, and changes in the share price of Bank Holdings common stock that occur after the closing will not be reflected in that exchange ratio. If you are receiving Bank Holdings shares, you will not be able to trade either Bank Holdings or NNB Holdings shares during this period since the election and allocation process will not have been completed.

NNB Holdings shareholders may not receive the form of merger consideration that they elect.

The merger agreement provides a limit on the amount of cash and common stock of Bank Holdings to be issued in the merger. NNB Holdings shareholders may elect to receive (i) cash, (ii) Bank Holdings’ common stock or (iii) a combination of cash and Bank Holdings’ common stock, but their election may not be fully honored. See “THE MERGER – Election Procedures.”

If an election is not fully honored, an NNB Holdings shareholder will incur tax consequences that differ from those that would have resulted had he or she received the form of consideration elected. See “THE MERGER – Material Federal Income Tax Consequences.”

Risks Relating to Bank Holdings’ Market and to Bank Holdings’ Business

A deterioration in economic conditions and a slow down in growth generally could adversely affect Bank Holdings business, financial condition, results of operations and prospects. Such deterioration could result in a variety of adverse consequences to Bank Holdings, including a reduction in net income and the following:

•                                          Loan delinquencies may increase, which would cause Bank Holdings to increase loan loss provisions;

•                                          Problem assets and foreclosures may increase, which could result in higher operating expenses, as well as possible increases in Bank Holdings loan loss provisions;

•                                          Demand for Bank Holdings products and services may decline including specifically, the demand for loans, which would cause its revenues, which include net interest income and noninterest income, to decline; and

•                                          Collateral for loans made by Bank Holdings may decline in value, reducing a customer’s borrowing power, and reducing the value of assets and collateral associated with its loans, which could cause decreases in net interest income and increasing loan loss provisions.

The greater northern Nevada area economy and greater Sacramento, California economy has grown dramatically during the past several years. The failure of these economies to sustain such growth in the future could seriously affect Bank Holdings ability to grow and to be profitable.

Bank Holdings assets have enjoyed substantial growth with an average annual compound growth rate of 299% for the four year period ending December 31, 2005. In large part, Bank Holdings growth has been fueled by the significant growth in the northern Nevada area and by the growth in the greater Sacramento area. A diminished growth of the market in northern Nevada and the greater Sacramento areas in the future could have a significant adverse impact on Bank Holdings continued growth and profitability.

Bank Holdings has a high concentration of loans secured by real estate and a downturn in the real estate market, for any reason, could hurt its business and prospects.

At March 31, 2006, 81% of Bank Holdings loan portfolio was comprised of loans secured by real estate. Raw land loans, which are included in the categories below, represent approximately 18% of Bank Holdings total loans secured by real estate. Of the loans secured by real estate, approximately:

•                                          45% are construction and land development loans, including raw land;

•                                          46% are commercial real estate loans; and

•                                          9% are residential real estate loans.

At March 31, 2006, 86% of NNB Holdings loan portfolio was comprised of loans secured by real estate. Raw land loans, which are included in the categories below, represent approximately 9.7% of NNB Holdings total loans secured by real estate. Of the loans secured by real estate, approximately:

•                                          19% are construction and land development loans, including raw land;

•                                          79% are commercial real estate loans; and

•                                          2% are residential real estate loans.

These real estate-secured loans are concentrated in the northern Nevada and greater Sacramento, California areas. A downturn in those local economies could have a material adverse effect on a borrower’s ability to repay these loans due to either loss of borrower’s employment or a reduction in borrower’s business. Further, such reduction in those local economies could severely impair the value of the real property held as collateral. As a result, the value of real estate collateral securing Bank Holdings loans could be reduced. Bank Holdings ability to recover on defaulted loans by foreclosing and selling the real estate collateral would then be diminished and it would be more likely to suffer losses on defaulted loans.

Risks Relating to Bank Holdings’ Business

Bank Holdings’ future success involves both its ability to grow and its ability to manage such growth. Additionally, Bank Holdings must continue to manage the risks inherent in the banking business. Bank Holdings may not be able to sustain its historical growth rates, be able to grow at all, or successfully manage any growth, whether or not the northern Nevada and greater Sacramento, California area economies continue to grow. This could result in a variety of adverse consequences to Bank Holdings, including the following:

•                                          inability to realize any benefit from Bank Holdings investment of resources made to support its future growth;

•                                          failure to attract or retain experienced commercial bankers or other key employees;

•                                          inability to maintain adequate controls and systems; and

•                                          failure to comply with applicable federal, state and local laws, rules and regulations.

Bank Holdings may not be able to continue its growth at the rate it has enjoyed in the past several years.

Bank Holdings has grown from $14.3 million in total assets, no loans and $.76 million in total deposits at December 31, 2001 (operations commenced in December 2001), to $401 million in total assets, $274 million in gross loans and $317 million in total deposits at March 31, 2006. Bank Holdings business strategy calls for, among other things:

•                                          continued growth of Bank Holdings’ assets, loans, deposits and customer base;

•                                          expansion through acquisition or the establishment of new branches or banks in high growth markets, such as the greater Reno, Nevada and Sacramento, California areas, or similar high growth markets in Nevada and California;

•                                          recruitment of experienced commercial bankers and other key employees; and

•                                          effective leveraging of Bank Holdings’ capital.

However, Bank Holdings may encounter unanticipated obstacles in implementing its strategy. If Bank Holdings is unable to expand its business, as it anticipates based on its strategic plan, Bank Holdings may not be able to maintain profitability, and there can be no assurance that it will be able to sustain its historical growth rates.

A component of Bank Holdings’ business strategy is to expand into high growth markets by opening new branches or organizing new banks and/or acquisitions of other financial institutions. Bank Holdings may not be able to successfully implement this part of its business strategy, and therefore its market value and profitability may suffer.

Growth through acquisitions of banks represents a component of Bank Holdings’ business strategy. Any future acquisitions will be accompanied by the risks commonly encountered in acquisitions. These risks include, among other things:

•                                          difficulty of integrating the operations and personnel of acquired banks and branches;

•                                          potential disruption of Bank Holdings’ ongoing business;

•                                          inability of Bank Holdings’ management to maximize its financial and strategic position by the successful implementation of uniform product offerings and the incorporation of uniform technology into its product offerings and control systems; and

•                                          inability to maintain uniform standards, controls, procedures and policies and the impairment of relationships with employees and customers as a result of changes in management.

Bank Holdings cannot assure you that it will be successful in overcoming these risks or any other problems encountered in connection with acquisitions. Bank Holdings’ inability to improve the operating performance of acquired banks or to integrate successfully their operations could have a material adverse effect on its business, financial condition, results of operations and cash flows. In addition, Bank Holdings could incur substantial expenses, including the expenses of integrating the business of the acquired bank with its existing business.

Bank Holdings expects that competition for appropriate candidates may be significant. Bank Holdings may compete with other banks or financial service companies with similar acquisition strategies, many of which may be larger or have greater financial and other resources than Bank Holdings has. The purchase price of banks that might be attractive acquisition candidates for Bank Holdings may significantly exceed the fair values of their net assets. As a result, material goodwill and other intangible assets would be required to be recorded. Bank

Holdings cannot assure you that it will be able to successfully identify and acquire suitable banks on acceptable terms and conditions.

Depending upon the structure of an acquisition and the consideration utilized, Bank Holdings may not seek your approval as a shareholder. Further, acquisitions may be structured to include cash consideration that may result in the depletion of a substantial portion of Bank Holdings available cash.

Bank Holdings’ growth could be hindered unless it is able to recruit additional, qualified employees. Bank Holdings may have difficulty attracting additional necessary personnel, which may divert resources and limit its ability to successfully expand operations.

If Bank Holdings is unable to hire and retain qualified employees in the near term, it may be unable to successfully execute its business strategy and/or be unable to successfully manage its growth. Bank Holdings believes that it has built its management team and personnel, and established an infrastructure, to support its current size. Bank Holdings’ future success will depend on the ability of its executives and employees to continue to implement and improve its operational, financial and management controls and processes, reporting systems and procedures, and to manage a growing number of client relationships. Bank Holdings may not be able to successfully implement improvements to its management information and control systems and control procedures and processes in an efficient or timely manner.

Bank Holdings cannot assure you that its growth strategy will not place a strain on its administrative and operational infrastructure. If Bank Holdings is unable to locate additional personnel and to manage future expansion in its operations, it may experience compliance and operational issues, have to slow the pace of growth, or have to incur additional expenditures beyond current projections to support such growth, any one of which could adversely affect Bank Holdings business.

Bank Holdings’ business would be harmed if it lost the services of any of its executive management team.

Bank Holdings believes that its success to date and prospects for success in the future are substantially dependent on its senior management team, which includes its Chief Executive Officer, Hal Giomi, President, Joe Bourdeau, Chief Financial Officer, Jack Buchold, Chief Credit Officer, John Donovan. The loss of the services of any of these persons could have an adverse effect on Bank Holdings’ business. Bank Holdings has employment agreements with all of these executives.

As a public reporting company, Bank Holdings is subject to significant laws and regulations that will increase its compliance costs and may strain management resources.

Bank Holdings is a public company and, reporting requirements of the Securities Exchange Act of 1934, as amended and the Sarbanes-Oxley Act of 2002, or SOX, and related regulations are applicable to its operations. Bank Holdings’ expenses related to services rendered by its accountants, legal counsel and consultants will increase in order to ensure compliance with these laws and regulations that it is subject to as a public company.

To date, Bank Holdings has not completed a comprehensive review and confirmation of the adequacy of its existing systems and controls as will be required under Section 404 of SOX. However, a review is currently underway this year, which may materially increase Bank Holdings’ expenses for the year. In addition, Bank Holdings may discover deficiencies in existing systems and controls. If that is the case, Bank Holdings intends to take the necessary steps to correct any deficiencies, and such steps may be costly and may strain its management resources.

There is intense competition in Bank Holdings’ market areas, and it cannot assure you that it will be able to successfully compete.

Commercial banking in the northern Nevada and greater Sacramento areas is a highly competitive business. Increased competition in Bank Holdings’ markets may result in reduced loans and deposits. Bank

Holdings competes for loans and deposits primarily with the local offices of major banks. Bank Holdings competes with other smaller banks in its markets for customers as well. Bank Holdings also competes with credit unions, small loan companies, insurance companies, mortgage companies, finance companies, brokerage houses, other financial institutions and out-of-state financial intermediaries, some of which are not subject to the same degree of regulation and restriction as Bank Holdings and some of which have financial resources greater than Bank Holdings. Technological advances continue to contribute to greater competition in domestic and international products and services. Ultimately, Bank Holdings may not be able to compete successfully against current and future competitors.

Bank Holdings’ allowance for loan losses may not be adequate to cover actual losses particularly given its relatively large individual loan size.

A significant source of risk arises from the possibility that losses could be sustained because borrowers, guarantors and related parties may fail to perform in accordance with the terms of their loans. The underwriting and credit monitoring policies that Bank Holdings has adopted to address this risk may not prevent unexpected losses that could have a material adverse affect on its business.

Like all financial institutions, Bank Holdings maintains an allowance for loan losses to provide for loan defaults and non-performance. Bank Holdings’ allowance for loan losses may not be adequate to cover actual loan losses, and future provisions for loan losses could materially and adversely affect Bank Holdings’ business. Bank Holdings’ allowance for loan losses is based on its prior experience and peer bank experience, as well as an evaluation of the known risks in the current portfolio, composition and growth of the loan portfolio and economic factors. The determination of the appropriate level of loan loss allowance is an inherently difficult process and is based on numerous assumptions.

The amount of future losses is susceptible to changes in economic, operating and other conditions, including changes in interest rates, that may be beyond Bank Holdings’ control and these losses may exceed current estimates. Bank Holdings cannot assure you that it will not increase the allowance for loan losses further or that regulators will not require Bank Holdings to increase this allowance. Either of these occurrences could adversely affect Bank Holdings’ business and prospects.

Bank Holdings is exposed to risk of environmental liabilities with respect to properties to which it takes title.

About 81% of Bank Holdings’ outstanding loan portfolio at March 31, 2006 was secured by real estate. In the course of Bank Holdings’ business, it may foreclose and take title to real estate, and could be subject to environmental liabilities with respect to these properties. Bank Holdings may be held liable to a governmental entity or to third parties for property damage, personal injury, investigation and clean-up costs incurred by these parties in connection with environmental contamination, or may be required to investigate or clean up hazardous or toxic substances, or chemical releases at a property. The costs associated with investigation or remediation activities could be substantial. In addition, if Bank Holdings is the owner or former owner of a contaminated site, it may be subject to common law claims by third parties based on damages and costs resulting from environmental contamination emanating from the property. These costs and claims could adversely affect Bank Holdings’ business, profitability and prospects.

THE SPECIAL MEETINGS

Joint Proxy Statement – Prospectus

This joint proxy statement – prospectus is being furnished to you in connection with the solicitations of proxies by the respective boards of directors in connection with the special meetings of shareholders of Bank Holdings and NNB Holdings.

This joint proxy statement – prospectus is first being furnished to Bank Holdings and NNB Holdings shareholders on or about August 24, 2006.

Date, Time and Place of the Special Meetings

The special meeting of Bank Holdings will be held at The Bank Holdings located at 9990 Double R Boulevard, Reno, Nevada, on Wednesday, October 4, 2006 at 7:30 a.m.

The special meeting of NNB Holdings will be held at Northern Nevada Bank located at 3490 S. Virginia St., Reno, Nevada, on Wednesday, October 4, 2006 at 5:30 p.m.

Record Dates; Solicitation of Proxies

Bank Holdings has selected the close of business on August 15, 2006 as the record date for the determination of Bank Holdings shareholders entitled to notice of, and to vote at, the special meeting. At that date, there were 4,126,764 outstanding shares of Bank Holdings common stock entitled to vote at Bank Holdings special meeting. NNB Holdings has selected the close of business on August 14, 2006 as the record date for the determination of NNB Holdings shareholders entitled to notice of, and to vote at, the special meeting. At that date, there were 879,378 outstanding shares of NNB Holdings common stock entitled to vote at NNB Holdings special meeting.

In addition to soliciting proxies by mail, officers, directors and employees of each entity, without receiving any additional compensation, may solicit proxies by telephone or fax, in person or by other means. Arrangements will also be made with brokerage firms and other custodians, nominees and fiduciaries to forward proxy solicitation materials to the beneficial owners of Bank Holdings common stock held of record by such persons, and such brokerage firms, custodians, nominees and fiduciaries will be reimbursed for reasonable out-of pocket expenses incurred by them in connection therewith. Each entity will pay all of its respective expenses related to printing and filing this joint proxy statement-prospectus, including all filing fees of the Securities and Exchange Commission.

The required quorum for the transaction of business at the special meetings for each entity is a majority of the shares of common stock entitled to vote at the respective special meetings. Shares voted on a matter are treated as being present for purposes of establishing a quorum. Abstentions and broker nonvotes will be counted for determining a quorum, but will not be counted for purposes of determining the number of votes cast “FOR” or “AGAINST” any matter.

Revocability of Proxies

Any holder of NNB Holdings’ common stock may revoke a proxy at any time before it is voted by:

•                  filing with the secretary of NNB Holdings at 3490 S Virginia St., Reno, Nevada 89502, an instrument revoking the proxy,

•                  returning a duly executed proxy bearing a later date, or

•                  attending the special meeting and voting in person, provided the shareholder notifies the Secretary before voting begins that the shareholder is revoking his or her proxy and voting in person. Attendance at the special meeting will not by itself constitute revocation of a proxy.

Any holder of Bank Holdings’ common stock may revoke a proxy at any time before it is voted by:

•                  filing with the secretary of Bank Holdings at 9990 Double R Boulevard, Reno, Nevada 89521, an instrument revoking the proxy,

•                  returning a duly executed proxy bearing a later date, or

•                  attending the special meeting and voting in person, provided the shareholder notifies the corporate secretary before voting begins that the shareholder is revoking his or her proxy and voting in person. Attendance at the special meeting will not by itself constitute revocation of a proxy.

Matters to be Considered at the Meetings and Required Vote to Approve

At Bank Holdings’ special meeting, Bank Holdings’ shareholders will be asked to vote to approve the merger and the merger agreement. A vote of not less than a majority of the outstanding shares of Bank Holdings’ common stock entitled to be cast at the special meeting is required to approve the merger.

At the NNB Holdings special meeting, NNB Holdings shareholders will be asked to vote to approve the merger and the merger agreement. A vote of not less than a majority of the outstanding shares of NNB Holdings common stock entitled to be cast at the special meeting is required to approve the merger. NNB Holdings shareholders will also be asked to vote to approve certain change in control and severance payments to Robert Hemsath, Ty Nebe and Margaret Tarpey, executive officers of NNB Holdings, in connection with the merger. The affirmative vote of not less than 75% of the shares of NNB Holdings common stock, excluding shares held by the executives or attributable to them, is required to approve these payments. NNB shareholder approval of the payment of the change in control and severance payments is not a condition to the closing of the merger.

THE MERGER

General

As used in this section, the term “the merger” means the merger of NNB Holdings with and into Bank Holdings. The merger is governed by the Agreement to Merge and Plan of Reorganization dated as of May 17, 2006 (the “merger agreement”). Shareholders of NNB Holdings will have the election to receive (i) shares of common stock of Bank Holdings, (ii) cash, or (iii) a combination of shares of common stock of Bank Holdings and cash, in exchange for their shares of NNB Holdings.

This section of the joint proxy statement-prospectus describes certain aspects of the merger, including the background of the merger and reasons for the merger.

Background of the Merger

Harold Giomi, Chairman and Chief Executive Officer of Bank Holdings, and Robert Hemsath, Chief Executive Officer of NNB Holdings, have regularly met and discussed the market and banking in general. In a meeting in February 2006, Mr. Giomi raised the prospect of combining the institutions. During the normal course of its business, the management and Board of Directors of NNB Holdings has periodically reviewed and assessed its strategic options. Consistent with its fiduciary obligations to its shareholders, NNB Holdings has considered strategic options including strategies to grow and enhance NNB Holdings’ business through internal and external means. Those discussions have included analyses of the financial institution merger market on a national and regional basis, the potential value of NNB Holdings’ franchise based on current merger market fundamentals and the potential market value of NNB Holdings’ stock assuming the execution of its current business plan under various scenarios. The Board of Directors and management of NNB Holdings also have routinely discussed the increasing level of competition, continuing consolidation, regulatory burden and related costs, and other developments in the financial services industry.

Following the February 2006 meeting of Mr. Giomi and Mr. Hemsath, Bank Holdings engaged D.A. Davidson to advise it and its board regarding the possible transaction to acquire NNB Holdings. Through a letter dated March 1, 2006 executed by Mr. Giomi, Chairman and Chief Executive Officer of Bank Holdings, and addressed to Mr. Robert Hemsath, Chief Executive Officer of NNB Holdings, Bank Holdings submitted an unsolicited and non-binding indication of interest to acquire NNB Holdings. After receipt of the letter, Mr. Hemsath advised NNB Holdings’ Board of Directors of the proposal and contacted Hovde Financial to aid in evaluating the offer from a financial perspective and to discuss the current mergers and acquisitions environment along with the level of interest NNB Holdings would command in the general marketplace. With approval from the executive committee from NNB Holdings’ Board of Directors, NNB Holdings responded to Bank Holdings with a set of questions to clarify the offer and presented certain counterpoints to the terms set forth in the letter. In parallel, Hovde Financial continued to evaluate the merger market available to NNB Holdings and identified other institutions that might be interested in pursuing a business combination with NNB Holdings and contacted four additional parties, each of whom signed confidentiality agreements. Hovde Financial instructed each party to submit an indication of interest if the pursuit of a partnership with NNB Holdings was desired. A written indication of interest was received by one other institution.

In early March 2006, extended discussions between Bank Holdings and NNB Holdings occurred resulting in an updated proposal. On March 15, 2006, NNB Holdings’ Board of Directors met to consider the proposals, which included the updated proposal from Bank Holdings and the written indication from the one additional party. In evaluating the partnership opportunities, the Board of Directors considered the price offered, including the structure of the payments related to existing executive management agreements, operating and proposed integration structure and its impact on Northern Nevada Bank’s customers and employees, and the reinvestment opportunity for NNB Holdings’ shareholders in comparison to remaining independent. Throughout the entirety of this process, NNB Holdings’ management continuously considered the option of remaining independent, including future returns to shareholders and assumed market risks, as compared to the offers presented by potential partners.

Following discussions with representatives from Hovde Financial, on topics including the price, consideration mixture, and integration plans of each party, the Board of Directors concluded that Bank Holdings’ offer was superior to the other options available to NNB Holdings. NNB Holdings’ Board instructed Mr. Hemsath to execute the non-binding indication of interest, facilitate the due diligence process and commence negotiating the merger agreement. On March 31, 2006 the non-binding letter of intent was executed by both NNB Holdings and Bank Holdings.

Throughout April and early May 2006, Bank Holdings, NNB Holdings and their respective financial and legal advisors performed due diligence on the other respective party, which included a review of various non-public reports regarding the other party’s strategic objectives along with its current financial position and future projections. Thereafter, both NNB Holdings and Bank Holdings conducted a due diligence process including a reciprocal review of each party’s loan portfolio. During the period of late April 2006 through mid May 2006, with the guidance of their respective financial advisors and legal counsel, Bank Holdings and NNB Holdings negotiated the terms of the merger as set forth in the merger agreement, including specifics such as the treatment of employment contracts, integration, and price collars.

On May 17, 2006, the Board of Directors of NNB Holdings and Board of Directors of Bank Holdings met to consider approval of the merger and the merger agreement. Each board of directors discussed its fiduciary duty to its respective shareholders, questions about the merger and merger agreement, the form of consideration to be received by the shareholders of NNB Holdings, the satisfaction of outstanding contractual obligations to NNB Holdings’ management triggered by the proposed merger, the break-up fee, volatility of the value of consideration paid to the shareholders of NNB Holdings, pricing caps and collars, execution risk and the impact on each entity, specifically its shareholders, employees and customers. Also discussed at the NNB Holdings Board of Directors’ meeting were the reasons for completing the merger and the expectations and risks assumed by NNB Holdings if it were to continue without an affiliation with Bank Holdings. The NNB Holdings Board of Directors also took into consideration the presentation made by Hovde Financial, including the issuance of a written opinion to the effect that the merger was fair to NNB Holdings’ shareholders from a financial point of view, then voted unanimously to approve the merger. Bank Holdings’ Board of Directors also took into consideration the presentation made by Davidson, including the issuance of a written opinion to the effect that the merger was fair to Bank Holdings’ shareholders from a financial point of view, then voted unanimously to approve the merger.

The merger agreement between Bank Holdings and NNB Holdings was executed by the parties on the evening of May 17, 2006 and the transaction was announced soon after through a press release issued by Bank Holdings.

Recommendation of, and Factors Considered by, Bank Holdings’ Board of Directors

Bank Holdings’ board believes that the terms of the merger are fair, and are in the best interests of Bank Holdings and it shareholders and recommends that the shareholders of Bank Holdings vote FOR approval of the merger.

At a meeting of Bank Holdings’ board of directors on May 17, 2006, after due consideration, the board:

•                  determined that the merger agreement and the merger are fair and in the best interest of Bank Holdings and its shareholders; and

•                  approved the merger agreement.

In reaching its conclusion to proceed with the merger, Bank Holdings board of directors considered information and advice from several specialists, including investment bankers and legal advisors. All material factors considered by Bank Holdings board of directors have been disclosed. In approving the merger agreement, the board of directors considered a number of factors, including the following material factors, without assigning any specific or relative weights to the factors:

•                  The consideration provided for in the merger agreement represents fair consideration.

•                  The terms of the merger agreement and other documents to be executed in connection with the merger, including the closing conditions and termination rights, are fair.

•                  The capital of the consolidated institution will provide a better opportunity to expand and leverage the overall expense structure of the consolidated company.

•                  The current and prospective economic environment and increasing regulatory and competitive burdens and constraints facing financial institutions generally.

•                  The consolidation occurring in the banking industry and the increased competition from other financial institutions in Nevada and California.

•                  The similarity of cultures and other attributes of NNB Holdings and Bank Holdings.

•                  The liquidity of Bank Holdings common stock.

•                  The opportunity for NNB Holdings’ shareholders to participate in the potential future growth in value of the combined company as Bank Holdings’ shareholders following the merger.

•                  Presentations by members of Bank Holdings senior management.

•                  The capacities of Bank Holdings and NNB Holdings for enhanced operating efficiencies.

•                  The financial analysis and presentation of Bank Holdings’ investment banking firm and its opinion that the consideration to be received is fair, from a financial point of view, to Bank Holdings shareholders.

•                  The terms and conditions of the merger agreement.

Bank Holdings’ board of directors also identified and considered a number of risks and uncertainties in its deliberations concerning the merger, including the following:

•                  The difficulty inherent in integrating two businesses and the risk that the cost efficiencies, synergies and other benefits expected to be obtained in the transaction may not be fully realized.

•                  The restrictions contained in the merger agreement on the operation of Bank Holdings’ business during the period between the signing of the merger agreement and completion of the merger.

•                  The termination fee to be paid to NNB Holdings if the merger agreement is terminated under certain circumstances.

•                  The possibility that the merger might not be completed and the effect of the resulting public announcement of termination of the merger agreement on, among other things, Bank Holdings’ operating results, particularly in light of the costs incurred in connection with the transaction.

The board of directors of Bank Holdings did not attempt to analyze the fairness of the exchange ratio in isolation from its consideration of the businesses of NNB Holdings and Bank Holdings, the strategic merits of the merger or the other considerations referred to above.

Recommendation of, and Factors Considered by, NNB Holdings Board of Directors

NNB Holdings’ board believes that the terms of the merger are fair, and are in the best interests of NNB Holdings and its shareholders and recommends that the shareholders of NNB Holdings vote FOR approval of the merger.

At a meeting of NNB Holdings’ board of directors on May 17, 2006, after due consideration, the board:

•                  determined that the merger agreement and the merger are fair and in the bests interest of NNB Holdings and its shareholders; and

•                  approved the merger agreement.

In reaching its conclusion to proceed with the merger, NNB Holdings board of directors considered information and advice from several specialists, including investment bankers and legal advisors. All material factors considered by NNB Holdings board of directors have been disclosed. In approving the merger agreement, the board of directors considered a number of factors, including the following material factors, without assigning any specific or relative weights to the factors:

•                  The consideration provided for in the merger agreement represents fair consideration.

•                  The terms of the merger agreement and other documents to be executed in connection with the merger, including the closing conditions and termination rights, are fair.

•                  The capital of the consolidated institution will provide a better opportunity to expand and leverage the overall expense structure of the consolidated company.

•                  The current and prospective economic environment and increasing regulatory and competitive burdens and constraints facing financial institutions generally.

•                  The consolidation occurring in the banking industry and the increased competition from other financial institutions in Nevada.

•                  The similarity of cultures and other attributes of NNB Holdings and Bank Holdings.

•                  The liquidity of Bank Holdings’ common stock.

•                  The opportunity for NNB Holdings’ shareholders to participate in the potential future growth in value of the combined company as Bank Holdings’ shareholders following the merger.

•                  The board of director’s review, with its legal and financial advisors, of alternatives to the merger, the range and possible value to NNB Holdings shareholders obtainable through such alternatives and the timing and likelihood of the alternative.

•                  Presentations by members of NNB Holdings senior management.

•                  The expertise of Bank Holdings’ management, its competitive position in the geographic markets and the proximity and overlap of the geographic markets served by Bank Holdings and NNB Holdings.

•                  The capacities of Bank Holdings and NNB Holdings for enhanced operating efficiencies.

•                  The financial analysis and presentation of NNB Holdings’ investment banking firm and its opinion that the consideration to be received is fair, from a financial point of view, to NNB Holdings’ shareholders.

•                  The terms and conditions of the merger agreement, including the fact that certain significant payments will be made to the executive officers of NNB Holdings in connection with the merger.

The NNB Holdings board of directors also identified and considered a number of risks and uncertainties in its deliberations concerning the merger, including the following:

•                  The possible disruption to NNB Holdings’ business that may result from the announcement of the transaction and the resulting distraction of its management’s attention from the day-to-day operations of NNB Holdings’ business.

•                  The difficulty inherent in integrating two businesses and the risk that the cost efficiencies, synergies and other benefits expected to be obtained in the transaction may not be fully realized.

•                  The restrictions contained in the merger agreement on the operation of NNB Holdings’ business during the period between the signing of the merger agreement and completion of the merger.

•                  The termination fee to be paid to Bank Holdings if the merger agreement is terminated under certain circumstances.

•                  The possibility that the merger might not be completed and the effect of the resulting public announcement of termination of the merger agreement on, among other things, NNB Holdings’ operating results, particularly in light of the costs incurred in connection with the transaction.

The board of directors of NNB Holdings did not attempt to analyze the fairness of the exchange ratio in isolation from its consideration of the businesses of NNB Holdings and Bank Holdings, the strategic merits of the merger or the other considerations referred to above.

Bank Holdings’ Fairness Opinion

Bank Holdings’ board of directors retained D.A. Davidson & Co. on April 4, 2006, on an exclusive basis, to provide financial advisory services in connection with the rendering of a fairness opinion regarding a potential acquisition of NNB Holdings. Davidson, as part of its investment banking business, is engaged in the valuation of banking and other businesses and their securities in connection with mergers and acquisitions, negotiated underwritings, competitive biddings, secondary distributions of listed and unlisted securities, private placements and valuations for estate, corporate and other purposes. Bank Holdings’ board of directors retained Davidson based upon its reputation and experience as a financial advisor in mergers and acquisitions of financial institutions and its knowledge of financial institutions generally.

On May 17, 2006, Davidson presented its fairness opinion to Bank Holdings’ board of directors at the meeting during which the directors considered and approved the merger agreement. The Davidson fairness opinion stated that, as of the date of the meeting, the merger consideration to be paid to NNB Holdings pursuant to the merger agreement is fair from a financial point of view to the holders of Bank Holdings’ common stock. Davidson has reconfirmed its fairness opinion as of August 15, 2006, and a copy of that opinion is attached to this document as Appendix B.

Under the terms of its engagement with Bank Holdings, Davidson is required to update its opinion for inclusion in this proxy statement-prospectus. In connection with the fairness opinion dated as of August 15, 2006, Davidson performed procedures to update, as necessary, certain of the analyses described below. Davidson reviewed the assumptions on which the analyses described below were based and the factors considered in connection with the analyses. Davidson did not perform any analyses in addition to those described below in updating the May 17, 2006 opinion.

Davidson’s opinion is directed to Bank Holdings’ board of directors and addresses only the merger consideration specified in the merger agreement. It does not address the underlying business decision to proceed with the merger and does not constitute a recommendation to any shareholder as to how the shareholder should vote at the special meeting of shareholders with respect to the merger.

Summary of Financial Terms of Proposed Merger. Davidson reviewed the financial terms of the proposed transaction. Bank Holdings will pay total consideration to NNB Holdings of $11 million in cash and issue 1,388,889 shares of Bank Holdings’ stock. The cash portion of the consideration is fixed. The value of the stock portion will float until closing. Davidson calculated a total merger consideration for shareholders of NNB Holdings at May 15, 2006 of $36.0 million. Based on the current shares and options outstanding of NNB Holdings, Davidson calculated an implied transaction value per share of NNB Holdings common stock of $34.28, based on Bank Holdings’ closing stock price of $17.97 on May 15, 2006. The aggregate transaction value of $36.0 million, includes approximately $3.2 million in cash to be paid to satisfy senior management contracts at NNB Holdings. The remaining cash and all of the shares of Bank Holdings’ common stock will be paid to shareholders and optionholders of NNB Holdings. There are collars on the price of Bank Holdings’ stock. As a condition to the merger, Bank Holdings will complete a private placement of stock that is contemplated to raise $7.5 to $10.0 million.

Based upon the implied transaction value to shareholders and optionholders and NNB Holdings’ March 31, 2006 financial information, Davidson calculated the following ratios:

Implied value to shareholders and optionholders to:

•	Book Value	299%

•	Tangible Book Value	299%

•	Trailing Twelve Months’ (TTM Earnings (1)	18.8	x

•	Assets	23.8%

•	Premium over Tang. Book/Core Deposits	29.1%

(1)                                  Davidson has added back the salaries of certain NNB Holdings executives given that their severance and other payouts will be made and they will not retain long-term employment. If those figures were not added back, the transaction value/TTM earnings would be 21.8x.

Review Procedures. In connection with providing this opinion, Davidson reviewed, analyzed and considered:

•                  the merger agreement;

•                  certain publicly available financial statements and regulatory information concerning Bank Holdings and NNB Holdings, including research analyst reports on Bank Holdings;

•                  certain internal financial statements and other financial and operating data of Bank Holdings and NNB Holdings provided to Davidson by managements of Bank Holdings and NNB Holdings;

•                  the past and current operations, financial condition, and future prospects of Bank Holdings and NNB Holdings, as discussed with executive management of each;

•                  securities data of publicly traded financial institutions;

•                  growth and performance data of similar sized banks in the region to Northern Nevada;

•                  financial terms, to the extent available, of certain other bank merger and acquisition transactions; and

•                  other analyses and reviews, as Davidson deemed appropriate.

In connection with its review, Davidson relied upon and assumed the accuracy and completeness of all of the information listed above that was provided to it or obtained through publicly available sources. Davidson did not assume any responsibility for independent verification of the information. Davidson assumed that the assumptions and estimates of both managements used to build their forecasts were reasonably prepared, reflecting the best currently available estimates and judgments of the future financial performance of Bank Holdings and NNB Holdings, and Davidson did not independently verify the validity of the assumptions.

Davidson did not make any independent evaluation or appraisal of the assets and liabilities of Bank Holdings or NNB Holdings, nor was Davidson furnished with any appraisals. Davidson did not examine individual loan files of Bank Holdings or NNB Holdings. Davidson is not an expert in the evaluation of loan portfolios for the purpose of assessing the adequacy of the allowance for loan losses and assumed that these allowances are, in the aggregate, adequate to cover future losses.

Davidson’s opinion is predicated on the merger receiving the tax and accounting treatment contemplated in the merger agreement.

Davidson provided its opinion without regard to the necessity for, or level of, any restrictions, obligations, undertakings or other actions, which may be imposed or required in the course of obtaining regulatory approval for the merger. Davidson’s opinion is necessarily based upon economic, market and other conditions, and on the information made available to Davidson as of May 17, 2006. No limitations were imposed on Davidson regarding the scope of its investigation or otherwise by Bank Holdings or NNB Holdings.

Valuation Methods. In connection with providing its opinion, Davidson performed a variety of financial analyses, included those summarized in the following sub-sections. The information provided in these sections is not a complete description of the analyses that Davidson used in reaching its opinion. Preparation of a fairness opinion involves various determinations and judgments as to the most appropriate and relevant methods of financial analysis and the application of these methods to the particular circumstances.

While Davidson provided Bank Holdings’ board with the results of the various analyses that follow, Davidson believes that all of its analyses must be considered as a whole and that selecting portions of its analyses and factors considered by the analyses, without considering all analyses and factors, or attempting to ascribe relative weights to some or all such analyses and factors, or including other discrete analyses or factors could create an incomplete view of the evaluation process underlying its opinion. The preparation of a fairness opinion is a complex process involving subjective judgments and is not necessarily susceptible to partial analyses or summary descriptions. With respect to the comparable public company analysis, comparable private company analysis and bank acquisition transaction analysis, no company or transaction utilized as a comparison is identical to Bank Holdings, NNB Holdings, or the merger, and such analyses necessarily involve complex considerations concerning the differences in financial characteristics of the companies and other factors that could affect the acquisition or public trading values of the companies concerned.

In performing its analyses, Davidson made numerous assumptions with respect to industry performance, general business and economic conditions and other matters, many of which are beyond the control of Bank Holdings, NNB Holdings, the combined company and Davidson.

Listed below are the summary analyses presented by Davidson to Bank Holdings’ board of directors on May 17, 2006:

•                  Comparable Company Analysis

•                  Stock Trading Data History

•                  Analysis of Relative Contribution of Parties

•                  Analysis of Bank Acquisition Transactions

•                  Discounted Dividend Analysis

•                  Pro Forma Merger Analysis

The following table summarizes the material valuation methodologies and range of values used to support the fairness conclusion:

Methodology	Implied Valuation of NNB Holdings Using Each Analysis

Comparable Company Analysis	$26.8 to $41.8 Million

Bank Acquisition Transactions
Nevada Peer Group	$32.5 to $45.9 Million
National High Growth Peer Group	$30.4 to $49.9 Million
Regional Peer Group	$27.5 to $42.6 Million

Discounted Dividend Analysis
10% Discount Rate	$39.7 to $48.5 Million
12% Discount Rate	$35.9 to $43.9 Million
14% Discount Rate	$32.6 to $39.8 Million

Comparable Company Analysis. Using publicly available information, Davidson compared Bank Holdings to a comparable group of twenty-one public banks that were located in Nevada and California. The comparable group consists of all publicly-traded banks in Nevada (OTCBB, NASDAQ and NYSE) and NASDAQ-traded banks in California with assets between $250 and $750 million. For the purpose of the public company analysis, the financial information used by Davidson is at and for the twelve months ended December 31, 2005 and the quarter ended March 31, 2006. Davidson also examined five year averages and compound annual growth rates of Bank Holdings versus the peer group using the same operating measures. The comparable group includes the following:

American River Bankshrs.	Bank of Commerce Hldgs.	Bridge Capital Holdings
Business Bank Corp.	BWC Financial Corp.	Central Valley Cmty. Bncp.
Community Bancorp	Community West Bncshrs.	Desert Community Bank
Epic Bancorp	Great Basin Finl. Corp.	Heritage Oaks Bancorp
Natl. Mercantile Bncp.	North Bay Bancorp	Pacific State Bancorp
Plumas Bancorp	Silver State Bancorp	Southwest Community Bncp.
United Security Bncshrs.	Valley Bancorp	Western Alliance Bancorp.

	Q1 2006 Bank Holdings	Q1 2006 Peer Median	2005 Bank Holdings	2005 Peer Median
Return on Average Assets	-0.03%	1.38%	0.48%	1.38%
Return on Average Equity	-0.30%	14.50%	5.00%	15.20%
Net Interest Margin	3.51%	5.57%	3.49%	5.38%
Efficiency Ratio	86.30%	59.70%	83.40%	58.90%
Loan Growth	57.70%	15.70%	52.90%	20.90%
Deposit Growth	44.20%	13.20%	79.60%	15.80%
Equity/Assets	7.30%	8.50%	7.50%	8.60%
Net charge-offs/Loans	0.00%	0.00%	0.00%	0.02%
Loan Loss Reserves/Loans	1.14%	1.15%	1.08%	1.17%
NPA’s/Assets	0.00%	0.02%	0.00%	0.11%

Davidson then examined five year averages and compound annual growth rates of Bank Holdings versus the peer group using the same operating measures:

	Bank Holdings Five Year Average	Peer Group Five Year Average
Return on Average Assets	-0.91%	1.12%
Return on Average Equity	-3.20%	13.10%
Net Interest Margin	3.04%	5.09%
Efficiency Ratio	93.20%	66.40%
CAGR Loan Growth	114.50%	22.00%
CAGR Deposit Growth	71.3%	19.60%
Equity/Assets	10.00%	8.00%
Net Charge-offs/Loans	0.00%	0.14%
Loan Loss Reserves/Loans	0.99%	1.29%
NPA’s/Assets	0.00%	0.26%

Davidson examined Bank Holdings’ current pricing multiples compared to the median of the peer group. The table below summarizes the pricing multiples using stock prices as of May 15, 2006.

	Bank Holdings		Peer Company Median
Price to book value	196%		260%
Price to tangible book value	199%		279%
Price to TTM Earnings	49.9	x	17.3	x
Price to 2006 Earnings (1)	24.0	x	15.7	x
Deposit Premium	8.1%		15.9%
Price to assets	14.6%		22.2%
Weekly Average Share Volume	9,930		33,078

(1)       IBES estimates as of May 15, 2006.

Bank Holdings trades at a discount to the comparable company median on price to book value, tangible book value, assets, and deposit premium, but trades at a significant premium on both price to earnings ratios.

Using publicly available information, Davidson compared financial information of NNB Holdings based on various measures of earnings performance, operating efficiency, capital adequacy and asset quality of certain banks. Davidson examined two universes of comparable companies. The first group included 93 representative banks that included all publicly traded banks in Nevada (OTCBB, NASDAQ and NYSE) and OTCBB and NASDAQ-traded banks in California with assets below $500 million. The second group included 167 commercial banks with assets between $50 and $250 million in Nevada, California and Arizona. For the purpose of the public company and commercial bank analysis, the financial information used by Davidson is at and for the twelve months ended December 31, 2005.

Davidson’s analysis showed the following concerning NNB Holdings’ financial performance for 2005:

	NNB Holdings	Public Company Median	Commercial Bank Median
Return on Average Assets	1.31%	1.03%	1.10%
Return on Average Equity	14.40%	11.10%	10.40%
Net Interest Margin	5.16%	5.03%	5.05%
Efficiency Ratio	56.70%	69.50%	68.60%
Loan Growth	44.70%	25.30%	19.90%
Deposit Growth	23.40%	31.80%	17.00%
Equity/Assets	7.90%	11.30%	11.20%
Net Charge-offs/Loans	0.00%	0.00%	0.00%
Loan Loss Reserves/Loans	1.12%	1.23%	1.22%
NPA’s/Assets	0.06%	0.00%	0.00%

Davidson then examined five year averages and compound annual growth rates of NNB Holdings versus the two peer groups using the same operating measures:

	NNB Holdings	Public Company Median	Commercial Bank Median
Return on Average Assets	0.23%	0.82%	0.89%
Return on Average Equity	6.70%	9.60%	8.80%
Net Interest Margin	4.97%	4.79%	4.82%
Efficiency Ratio	61.00%	73.50%	75.40%
CAGR Loan Growth	45.80%	22.60%	13.30%
CAGR Deposit Growth	40.80%	20.00%	11.90%
Equity/Assets	12.00%	9.50%	10.40%
Net Charge-offs/Loans	0.06%	0.03%	0.02%
Loan Loss Reserves/Loans	1.15%	1.26%	1.27%
NPA’s/Assets	0.01%	0.11%	0.04%

NNB Holdings is not publicly traded. The common stock of NNB Holdings trades privately on a limited basis. From January 1, 2005 through May 17, 2006, just over 45,000 shares traded at a weighted average price of $17.14 (with the last trade at $17.50). The merger consideration of $34.28 per NNB Holdings share represented a 96% premium to NNB Holdings’ last stock trade of $17.50.

Davidson also examined various measures of market performance, including, but not limited to, price to: earnings, book value, deposit premium and assets of the median multiples of the peer universe to NNB Holdings’ multiples. Davidson noted that the market places significantly greater weight on multiples of earnings and book value. The data reflects share prices as of May 15, 2006.

	Public Company Multiple		NNB Holdings Result(1)	Imputed Value
Price to TTM Earnings	19.4	x	$1.91 million	$37.1 million
Price to Book Value	206%		$12.00 million	$24.8 million
Deposits Premium	15.0%		$82.40 million	$24.4 million
Price to assets	25.1%		$151.40 million	$38.0 million

NNB Holdings imputed value range	$24.4 to $38.8 million
15% Size and Liquidity Discount(2)	($3.7) to ($5.7)million
25% Control Premium(3)	$6.1 to $9.5 million
Implied Public Company Takeout Valuation	$26.8 to $41.8 million

(1)                                  TTM earnings are adjusted for salaries of certain NNB Holdings executives.

(2)                                  Midpoint of estimated range of 10% to 20%.

(3)                                  Midpoint of estimated range of 20% to 30%.

Analysis of Relative Contribution of Parties. Davidson reviewed the relative contributions of Bank Holdings and NNB Holdings to certain pro forma balance sheet and income statement items of the combined company. The chart below shows these percentage contributions as of and for the twelve months ended March 31, 2006. Davidson noted that the market places significantly greater weight on multiples of earnings and book value.

	Bank Holdings	NNB Holdings	Combined
Net Income	44.2%	55.8%	100%
Shareholders’ Equity	70.9%	29.1%	100%
Deposits	71.7%	28.3%	100%
Net Loans	69.0%	31.0%	100%

The table below shows the value received by NNB Holdings’ shareholders relative to the value of the shares, warrants and options held by Bank Holdings’ shareholders.

	Bank Holdings	NNB Holdings
Stock Value	$56.2 million	$23.0 million
Option/Warrant Value	$5.0 million	$2.0 million
Cash Value	NA	$11.0 million
Total Value	$61.2 million	$36.0 million
Value Percentage	63.0%	37.0%

Analysis of Bank Acquisition Transactions.   Davidson reviewed other bank merger and acquisition transactions to further confirm its opinion. Davidson examined three comparable groups: 1) all bank acquisitions in Nevada that had been announced between since January 1, 2003 (4 transactions), 2) all bank acquisition nationwide that have been announced since January 1, 2003 where the target had asset growth above 30% and an ROE above 12.5% (15 transactions) and 3) all bank acquisitions in Nevada, California, Arizona, Idaho and Utah that have been announced since January 1, 2003 (71 transactions).

Davidson reviewed the multiples of transaction value for common shareholders at announcement to latest twelve month’s earnings, book value, deposits and assets. Davidson applied those multiples to NNB Holdings’ comparable financial information at and for the latest twelve months ending March 31, 2006. Davidson noted that the market places significantly greater weight on multiples of earnings and book value.

	Nevada Peer Group			National High Growth Peer Group			Regional Peer Group
	Median Multiple		Imputed Value	Median Multiple		Imputed Value	Median Multiple		Imputed Value
Price to TTM Earnings	24.0	x	$45.9 mil.	26.1	x	$49.9 mil.	22.3	x	$42.6 mil.
Price to Book Value	303%		$36.4 mil.	327%		$39.3 mil.	244%		$29.3 mil.
Deposit Premium	24.9%		$32.5 mil.	22.3%		$30.4 mil.	18.8%		$27.5 mil.
Price to assets	26.4%		$40.0 mil.	22.5%		$34.1 mil.	22.4%		$33.9 mil.

Discounted Dividend Analysis.   Using a discounted dividend stream analysis, Davidson examined the value of NNB Holdings by adding the present value of estimated dividendable earnings, using management’s assumptions and guidance, for calendar years 2006 through 2011 and an estimated terminal value for NNB Holdings’ stock assuming a sale at the end of 2011. The terminal value was then estimated by applying a range of multiples of 18 to 22 times estimated 2011 earnings. Davidson discounted the dividend stream and terminal value using discount rates of between 10% and 14%. These rates were chosen to reflect different assumptions regarding required rates of return to holders or prospective buyers of NNB Holdings’ common stock. The analysis provided three valuation ranges based on the various discount rates. The 10% discount rate produced a range of $39.7 million to $48.5 million, the 12% discount rate produced a range of $35.9 million to $43.9 million, and the 14% discount rate produced a range of $32.6 million to $39.8 million.

Pro Forma Merger Analysis.   Davidson reviewed projections prepared by the management of Bank Holdings and NNB Holdings for year-end 2006. In addition, Davidson reviewed published research analyst estimates for Bank Holdings for 2006 and 2007.

Based on trailing twelve months financial information as of December 31, 2005 and general transaction assumptions, the transaction would be highly accretive to Bank Holdings’ earnings per share. The earnings projections furnished to Davidson by Bank Holdings and NNB Holdings were prepared for internal purposes only and not intended for public disclosure. The projections assume that there will be no substantial shift in future economic, financial market, competitive and regulatory conditions, all of which are difficult or impossible to predict and largely beyond the control of both parties to the merger. With respect to all financial projections prepared by Bank Holdings’ and NNB Holdings’ management used by Davidson in its analysis, Davidson assumed that they reflected the best currently available estimates and judgments of the respective managements of the respective future financial performances of Bank Holdings and NNB Holdings and that such performances will be achieved. Davidson expressed no opinion as to such financial projections or the assumptions on which they were based.

Actual results achieved by the combined company following the merger may vary from this and other forecasts, and the variations may be material. Like all forward-looking statements, this analysis produces results that are inherently uncertain.

Relationship of Davidson to Bank Holdings and NNB Holdings.   Bank Holdings agreed to pay Davidson a retainer of $25,000, a fee of $75,000 for rendering its fairness opinion and a success fee of $150,000 upon consummation of the transaction. Bank Holdings has also agreed to reimburse Davidson for its reasonable out-of-pocket expenses incurred in connection with its engagement. Bank Holdings also agreed to indemnify Davidson, its affiliates, directors, officers, agents, managers, members, attorneys, stockholders, employees and controlling persons against certain expenses and liabilities in connection with its engagement.

Davidson acts as a market maker in Bank Holdings’ common stock and publishes a research recommendation on the stock. Davidson acted as a placement agent for NNB Holdings’ issuance of trust preferred securities in 2005. In the ordinary course of Davidson’s business, Davidson and its affiliates may actively trade securities of Bank Holdings or NNB Holdings for their own and for the accounts of customers, and may, therefore, at any time hold a long or short position in such securities.

NNB Holdings Fairness Opinion

Hovde Financial has delivered to the Board of Directors of NNB Holdings its opinion that, based upon and subject to the various considerations set forth in its written opinion dated May 17, 2006, the total transaction consideration to be paid to the shareholders of NNB Holdings is fair from a financial point of view as of such date. In requesting Hovde’s advice and opinion, no limitations were imposed by NNB Holdings upon Hovde with respect to the investigations made or procedures followed by it in rendering its opinion. The full text of the opinion of Hovde, dated May 17, 2006, which describes the procedures followed, assumptions made, matters considered and limitations on the review undertaken, is attached hereto as Appendix C. NNB Holdings shareholders should read this opinion in its entirety.

Hovde Financial is a nationally recognized investment banking firm and, as part of its investment banking business, is continually engaged in the valuation of financial institutions in connection with mergers and acquisitions, private placements and valuations for other purposes. As a specialist in securities of financial institutions, Hovde has experience in, and knowledge of, banks, thrifts and bank and thrift holding companies. NNB Holdings’ board of directors selected Hovde Financial to act as its financial advisor in connection with the merger on the basis of the firm’s reputation and expertise in transactions such as the merger.

Hovde will receive a fee from NNB Holdings for performing a financial analysis of the merger and rendering a written opinion to the Board of Directors of NNB Holdings as to the fairness, from a financial point of view, of the merger to NNB Holdings’ shareholders. Hovde will receive all of such fee after Hovde’s presentation of its fairness opinion and analysis to the Board of Directors of NNB Holdings.

Hovde Financial’s opinion is directed only to the fairness, from a financial point of view, of the total transaction consideration, and, as such, does not constitute a recommendation to any NNB Holdings shareholder as to how the shareholder should vote at the NNB Holdings shareholder meeting. The summary of the opinion of Hovde set forth in this proxy statement is qualified in its entirety by reference to the full text of the opinion.

The following is a summary of the analyses performed by Hovde in connection with its fairness opinion. Certain of these analyses were confirmed in a presentation to the NNB Holdings board by Hovde Financial. The summary set forth below does not purport to be a complete description of either the analyses performed by Hovde in rendering its opinion or the presentation delivered by Hovde to the NNB Holdings board, but it does summarize all of the material analyses performed and presented by Hovde.

The preparation of a fairness opinion involves various determinations as to the most appropriate and relevant methods of financial analyses and the application of those methods to the particular circumstances. In arriving at its opinion, Hovde Financial did not attribute any particular weight to any analysis and factor considered by it, but rather made qualitative judgments as to the significance and relevance of each analysis and factor. Hovde Financial may have given various analyses more or less weight than other analyses. Accordingly, Hovde Financial believes that its analyses and the following summary must be considered as a whole and that selecting portions of its analyses, without considering all factors and analyses, could create an incomplete view of the process underlying the analyses set forth in its report to the NNB Holdings board and its fairness opinion.

In performing its analyses, Hovde Financial made numerous assumptions with respect to industry performance, general business and economic conditions and other matters, many of which are beyond the control of NNB Holdings and Bank Holdings. The analyses performed by Hovde Financial are not necessarily indicative of actual value or actual future results, which may be significantly more or less favorable than suggested by such analyses. Such analyses were prepared solely as part of Hovde Financial’s analysis of the fairness of the transaction consideration, from a financial point of view, to NNB Holdings shareholders. The analyses do not purport to be an appraisal or to reflect the prices at which a company might actually be sold or the prices at which any securities may trade at the present time or at any time in the future. Hovde Financial’s opinion does not address the relative merits of the merger as compared to any other business combination in which NNB Holdings might engage. In addition, as described above, Hovde Financial’s opinion to the NNB Holdings board was one of many factors taken into consideration by the NNB Holdings board in making its determination to approve the merger agreement.

During the course of its engagement, and as a basis for arriving at its opinion, Hovde Financial reviewed and analyzed material bearing upon the financial and operating conditions of NNB Holdings and Bank Holdings and material prepared in connection with the merger, including, among other things, the following:

•                  the merger agreement;

•                  certain historical publicly available information concerning NNB Holdings and Bank Holdings;

•                  the nature and terms of recent merger transactions; and

•                  financial and other information provided to Hovde Financial by the management of NNB Holdings and Bank Holdings

Hovde Financial conducted meetings and had discussions with members of senior management of NNB Holdings for purposes of reviewing the future prospects of NNB Holdings. Hovde Financial also took into account its experience in other transactions, as well as its knowledge of the commercial banking industry and its general experience in securities valuations.

In rendering its opinion, Hovde Financial assumed, without independent verification, the accuracy and completeness of the financial and other information and relied upon the accuracy of the representations of the parties contained in the merger agreement. Hovde Financial also assumed that the financial forecasts furnished to or discussed with Hovde Financial by NNB Holdings were reasonably prepared and reflected the best currently available estimates and judgments of senior management of NNB Holdings as to the future financial performance of NNB Holdings. Hovde Financial has not made any independent evaluation or appraisal of any properties, assets or liabilities of NNB Holdings. Hovde Financial assumed and relied upon the accuracy and completeness of the publicly available and other non-public financial information provided to it by NNB Holdings and Bank Holdings, relied upon the representations and warranties of NNB Holdings and Bank Holdings made pursuant to the merger agreement, and did not independently attempt to verify any of such information.

Analysis of Selected Mergers.   As part of its analysis, Hovde reviewed three groups of comparable merger transactions. The first peer group included transactions, which have occurred since October 1, 2005, that involved banks in the United States that had total assets between $100.0 million and $300.0 million where the consideration mixture included both stock and cash (the “United States Merger Group”). This United States Merger Group consisted of the following 13 transactions:

Buyer	Seller
Alliance Financial Corp. (NY)	Bridge Street Financial (NY)
Security Bank Corp. (GA)	Homestead Bank (GA)
Farmers Capital Bank Corp. (KY)	Citizens National Bcshrs Inc. (KY)
Crescent Financial Corp. (NC)	Port City Capital Bank (NC)
Community Bank Shares of IN (IN)	Bancshares Inc. (IN)
BNC Bancorp (NC)	SterlingSouth B&TC (NC)
First Fed Finl Srvcs MHC (IL)	Clover Leaf Financial Corp. (IL)
First Muskogee Financial Corp. (OK)	First Financial Bancshares (OK)
AmericanWest Bancorp. (WA)	Columbia Trust Bancorp (WA)
Texas United Bancshares Inc. (TX)	Northwest Bancshares Inc (TX)
Orrstown Financial Services (PA)	First National Bank of Newport (PA)
Gwinnett Commercial Group Inc. (GA)	Buford Banking Group Inc. (GA)
American National Bankshares (VA)	Community First Financial Corp (VA)

Hovde also reviewed comparable mergers involving banks in the Western United States that had total assets between $100.0 million and $300.0 million which have occurred since January 1, 2001 (the “Western U.S. Merger Group”). This Western U.S. Merger Group consisted of the following 19 transactions:

Buyer	Seller
Pacific Continental Corp. (OR)	NWB Financial Corp. (WA)
First Community Bancorp (CA)	Pacific Liberty Bank (CA)
UCBH Holdings Inc. (CA)	Pacifica Bancorp Inc. (WA)
Community Bancorp (NV)	Bank of Commerce (NV)
Community Bancorp Inc.(CA)	Rancho Bernardo Community Bk (CA)
Venture Financial Group (WA)	Washington Commercial Bancorp (WA)
Glacier Bancorp Inc. (MT)	Citizens Bank Holding Company (ID)
Riverview Bancorp Inc. (WA)	American Pacific Bank (OR)
CVB Financial Corp. (CA)	Granite State Bank (CA)
Community Bancorp Inc. (CA)	Cuyamaca Bank NA (CA)
Cascade Financial Corp. (WA)	Issaquah Bancshares Inc. (WA)

Buyer	Seller
PremierWest Bancorp (OR)	Mid Valley Bank (CA)
Boston Private Financial (MA)	First State Bancorp (CA)
TriCo Bancshares (CA)	North State National Bank (CA)
UnionBanCal Corp. (CA)	Valencia Bank & Trust (CA)
First Community Bancorp (CA)	Marathon Bancorp (CA)
First Community Bancorp (CA)	Upland Bank (CA)
UnionBanCal Corp. (CA)	First Western Bank (CA)
Mid-State Bancshares (CA)	Americorp (CA)

In addition, Hovde also reviewed comparable mergers involving banks headquartered in the state of Nevada announced since January 1, 1986 (the “Nevada Merger Group”) with total assets greater than $100.0 million. This Nevada Merger Group consisted of the following 16 transactions:

Buyer	Seller
Western Alliance Bancorp (NV)	Bank of Nevada (NV)
Western Alliance Bancorp (NV)	Intermountain First Bancorp (NV)
Community Bancorp (NV)	Bank of Commerce (NV)
Zions Bancorp. (UT)	Pioneer Bancorporation (NV)
First Security Corp. (UT)	Comstock Bancorp (NV)
First Security Corp. (UT)	XEON Financial Corp. (NV)
Colonial BancGroup Inc. (AL)	Commercial Bank of Nevada (NV)
Zions Bancorp. (UT)	Sun State Capital Corporation (NV)
First Security Corp. (UT)	American Bancorp of Nevada (NV)
Norwest Corp. (MN)	Primerit Bank, FSB (NV)
Norwest Corp. (MN)	AMFED Financial, Inc. (NV)
AMFED Financial, Inc. (NV)	First Western Financial Corp (NV)
First Security Corp. (UT)	Continental Bancorporation (NV)
BankAmerica Corp. (CA)	Valley Capital Corporation (NV)
Security Pacific Corporation (CA)	Nevada National Bancorporation (NV)
Southwest Gas Corporation (NV)	Primerit Bank, FSB (NV)

Hovde Financial calculated the medians and averages of the following relevant transaction ratios in the United States Merger Group, the Western U.S. Merger Group and the Nevada Merger Group: the multiple of the offer value to the acquired company’s earnings for the twelve months preceding the announcement date of the transaction; the tangible book value premium to core deposits; the multiple of the offer value to the acquired company’s tangible book value; and the multiple of the offer value to the acquired company’s book value. Hovde Financial compared these multiples with the corresponding multiples for the merger, valuing the total consideration that would be received pursuant to the merger agreement at approximately $32.8 million, or $34.28 per NNB Holdings common share, based on Bank Holdings’ trading price of $17.97, the price per share as of May 16, 2006. In calculating the multiples for the merger, Hovde used NNB Holdings’ earnings for the 12 months ended March 31, 2006, and NNB Holdings’ balance sheet information as of March 31, 2006. The results of this analysis are as follows:

Offer Value to:

		Ratio of Tangible
		Book Value
	12 months	Premium to
	Preceding Earnings	Core Deposits	Book Value	Tangible Book Value
	(x)	(%)	(%)	(%)
NNB Holdings, Inc.	19.9	24.0	272.7	272.7

United States Merger Group median	21.1	19.9	230.7	230.7
United States Merger Group average	22.6	19.5	233.0	233.0

Western U.S. Merger Group median	17.5	19.0	236.0	241.0
Western U.S. Merger Group average	19.4	19.5	236.0	237.1

Nevada Merger Group median	18.5	21.5	264.7	279.5
Nevada Merger Group average	19.2	16.4	257.7	277.9

Discounted Cash Flow Analysis.   Hovde Financial estimated the present value of all shares of NNB Holdings common stock by estimating the value of NNB Holdings’ estimated future earnings stream beginning in 2006. Reflecting NNB Holdings’ internal projections and Hovde Financial estimates, Hovde Financial assumed net income in 2006, 2007, 2008, 2009 and 2010 of $1.8 million, $2.0 million, $2.4 million, $2.7 million, and $3.2 million, respectively. The present value of these earnings was calculated based on a range of discount rates between 12.5% and 15.5%. In order to derive the terminal value of NNB Holdings’ earnings stream beyond 2010, Hovde assumed a terminal value based on a multiple of between 14.0x and 18.0x applied to free cash flows in 2010. The present value of this terminal amount was then calculated based on the range of discount rates mentioned above. These rates and values were chosen to reflect different assumptions regarding the required rates of return of holders or prospective buyers of NNB Holdings’ common stock. This analysis and its underlying assumptions yielded a range of value for all the shares of NNB Holdings’ stock of approximately $21.8 million (at a 15.5% discount rate and a 14.0x terminal multiple) to $32.0 million (at a 12.5% discount rate and a 18.0x terminal multiple) with a midpoint of $26.6 million (using a 14.0% discount rate and a 16.0x terminal multiple), compared to total Merger Consideration of approximately $32.8 million.

Contribution Analysis.   Hovde Financial prepared a contribution analysis showing percentages of total assets, total net loans, total deposits, total common equity, and total tangible equity at March 31, 2006 for NNB Holdings and for Bank Holdings, and actual 12 months preceding earnings that would be contributed to the combined company on a pro-forma basis by NNB Holdings and Bank Holdings. The offer analysis indicated that holders of NNB Holdings common stock would own approximately 29.10% of the pro forma common shares outstanding of Bank Holdings, while contributing a median of 31.02% of the financial components listed above. This pro forma ownership is based on the total consideration being paid to NNB Holdings consisting of 76.12% of Bank Holdings common stock and 23.88% in cash. If total consideration to NNB Holdings shareholders were in the form of 100.0% stock, NNB Holdings’ resulting implied pro forma ownership of 35.10% would compare more favorably than the median contribution value of 31.02%.

NNB Holdings
Contribution
To Bank Holdings

Total assets	27.41%
Total net loans	31.02%
Total deposits	28.27%
Total core deposits	23.60%
Total equity	29.12%
Net income – LTM	57.67%
Core net income – MRQ	43.34%
Core net income - Estimated 2006	41.27%
Net income - Estimated 2006	47.63%

Median NNB Holdings Contribution Percentage	31.02%
Actual NNB Holdings Pro Forma Ownership	29.10%
NNB Holdings Pro Forma Ownership (adjusted for cash component)	35.10%

Financial Implications to NNB Holdings shareholders.   Hovde Financial prepared an analysis of the financial implications of Bank Holdings’ offer to a holder of NNB Holdings common stock. This analysis indicated that on a pro forma equivalent basis, assuming the exchange ratio of 1.908 for the stock consideration portion of the total consideration and excluding any potential revenue enhancement opportunities, a stockholder of NNB Holdings would achieve approximately 18.62% accretion in cash earnings per share, approximately 16.76% accretion in GAAP earnings per share, an increase in book value per share of approximately 43.14%, a decrease in tangible book value per share of approximately 13.20%, in 2007. The table below summarizes the results discussed above:

	Per Share:
	2007E Cash Earnings	2007E GAAP Earnings	Book Value	Tangible Book Value

NNB Holdings standalone	$2.06	$2.06	$15.59	$15.59
NNB Holdings Pro Forma*	$2.44	$2.40	$22.31	$13.53
% Accretion – Dilution	18.6%	16.8%	43.1%	-13.2%

*Based on an exchange ratio of 1.908 assuming stock consideration of 100.0% of the total consideration.

Rates of Return to NNB Holdings shareholders.   Hovde Financial prepared an analysis of the rates of return for NNB Holdings based on a number of scenarios based on dividend income and stock prices and their resulting return on investment over a five-year horizon: (i) NNB Holdings standalone, (ii) NNB Holdings affiliating in five years, (iii), NNB Holdings affiliating with Bank Holdings assuming the proposed exchange ratio of 1.908 for the stock consideration, and (iv) NNB Holdings affiliates with Bank Holdings and Bank Holdings is subsequently acquired in five years. The rates of return for the five year period beginning in 2006 are summarized below:

Rate of
Scenario	Return

NNB Holdings Standalone	17.18%
NNB Holdings Affiliates in 5 years	23.32%
NNB Holdings Affiliates with Bank Holdings	23.78%
NNB Holdings Affiliates with Bank Holdings and Bank Holdings is Acquired in 5 years	33.02%

Comparable Company Analysis.   Using publicly available information, Hovde Financial compared the financial performance and stock market valuation of Bank Holdings with the following publicly traded Western United States bank holding companies with assets as of March 31, 2005:

Company Name (Ticker)	Assets ($mm)
American River Bankshares (AMRB)	613,381
Bank of Commerce Holdings (BOCH)	522,896
BWC Financial Corp. (BWCF)	564,239
Central Valley Community Bancorp (CVCY)	474,151
Community Valley Bancorp (CVLL)	494,777
Community West Bancshares (CWBC	448,708
Desert Community Bank (DCBK)	539,970
Heritage Oaks Bancorp (HEOP)	492,451
North Bay Bancorp (NBAN)	611,310
Plumas Bancorp (PLBC)	471,132
Pacific State Bancorp (PSBC)	317,644
United Security Bancshares (UBFO)	639,945
Washington Banking Company (WBCO)	735,621

Indications of such financial performance and stock market valuation included profitability measures, earnings composition, operating and performance metrics, loan portfolio compositions, deposit compositions, yield and cost analysis, capital adequacy, asset quality, and reserve adequacy, all based on financial information as of March 31, 2006 and, where relevant, closing stock market information as of May 16, 2006. Selected market information for Bank Holdings and the group of comparable companies that was analyzed is provided below.

	Stock Price	Price/ TBV (%)	Price/ Book (%)	Price/ LTM EPS (x)	Div. Yield (%)	Mkt. Cap ($m)	Inside Ownership (%)
Bank Holdings	$17.97	199.0	195.5	46.1	0.00	56.3	16.64
Comparable Company Average		290.8	266.4	17.1	1.12	125.5	27.25

	ROAE (%)	ROAA (%)	Tangible Equity Ratio (%)	Net Interest Margin (%)	Efficiency Ratio (%)	NPAs/ Average Assets (%)	Reserves/ NPAs (%)
Bank Holdings	5.03	0.67	7.34	3.49	83.41	0.00	NM
Comparable Company Average	16.89	1.42	8.15	5.49	59.09	0.35	NM

Based upon the foregoing analyses and other investigations and assumptions set forth in its opinion, without giving specific weightings to any one factor or comparison, Hovde determined that the transaction consideration was fair from a financial point of view to NNB Holdings shareholders.

Consideration to be paid to NNB Holdings Shareholders

Upon completion of the merger, each issued and outstanding share of NNB Holdings, other than shares as to which dissenters’ rights are perfected, will be converted, at the election of the holder, and subject to the proration provisions of the merger agreement, into cash, stock of Bank Holdings or a combination of the two. The per share cash consideration is determined by dividing the total consideration by the number of outstanding shares of NNB Holdings common stock immediately prior to completion of the merger. The calculation of the per share stock consideration to NNB Holdings shareholders is determined by dividing the total consideration by the product of (i) the number of outstanding shares of NNB Holdings common stock immediately prior to completion of the merger times (ii) the average closing price as defined below. The total consideration shall be determined by adding the stock consideration and the cash consideration.

The stock consideration is the product of:

•                                          the average of the daily closing price of a share of Bank Holdings’ common stock reported over NASDAQ during the fifteen (15) consecutive trading days ending at the end of the fifth trading day immediately preceding the completion of the merger (the “average closing price”), times

•                                          the required stock amount.

•                                          The required stock amount is 1,388,889 shares of Bank Holdings common stock, which shall be

•                                          increased by the aggregate amount of stock for exercised options, (which shall be determined by dividing (i) the product of the exercise price of such options and the number of options exercised, by (ii) the average closing price and rounding up any fraction to the next full share, and

•                                          reduced by the aggregate amount of stock for converted options, (which shall be determined by (i) dividing the aggregate difference between (a) the per share cash consideration [multiplied by the number of options so converted] and (b) the pre-conversion exercise price of such options [multiplied by the number of options so converted], by (ii) the average closing price and rounding up any fraction to the next full share.

The cash consideration is the amount equal to $11,000,000 reduced by

•                                          the total dollar amount of severance, change in control payments and split dollar benefit payments that will be paid to the three senior executive officers of NNB Holdings and Northern Nevada Bank pursuant to their employment agreements, salary continuation agreements and split dollar benefit agreements, including any and all gross-up features for tax payments;

•                                          the total dollar amount of payments under consulting or other compensation agreements of the three senior executive officers of NNB Holdings and Northern Nevada Bank that are entered into after January 1, 2006 and prior to the completion of the merger;

•                                          the aggregate amount of cash for cancelled options (which is the difference between the per share cash consideration and the exercise price of the NNB Holdings stock option; and

•                                          the total dollar amount of NNB Holdings merger expenses that is in excess of $550,000.

In the event that any of the employment agreements, salary continuation agreements, and split dollar agreements of the three senior executive officers of NNB Holdings and Northern Nevada Bank are modified, amended, cancelled or terminated in whole or in part prior to the completion of the merger, the total amount paid or payable to such officers for such modification, amendment, cancellation or termination including related attorney’s fees shall also be deducted from the cash consideration.

Further, if the average closing price of Bank Holdings’ common stock is less than $15.00, NNB Holdings will have the right to terminate the merger agreement, subject to Bank Holdings’ right to reinstate the merger agreement.

The following table provides an illustration, at various assumed average per share closing prices of Bank Holdings’ average closing prices, and also assuming all options of NNB Holdings are exercised, NNB Holdings pays out $3,082,991 in severance, change in control and split dollar payments to the three executive officers and that NNB Holdings’ merger expenses do not exceed $550,000. Please note that the following table is only an illustration. The per share cash consideration was computed based upon 994,404 shares of NNB Holdings common stock to be issued and outstanding immediately prior to the completion of the merger consisting of 879,378 shares of NNB Holdings common stock issued and outstanding and the assumed exercise of 115,026 shares of NNB Holdings common stock to be issued prior to the completion of the merger.

Assumed Bank Holdings’ Average Closing Price	Number of Shares of Bank Holdings to be Issued	Aggregate Value of Total Consideration	Value of NNB Holdings Per Share Cash Consideration
$15.00	1,475,613	$30,051,210	$30.22
$16.00	1,470,193	$31,440,099	$31.62
$17.00	1,465,411	$32,828,988	$33.01
$18.00	1,461,159	$34,217,877	$34.41
$19.00	1,457,356	$35,606,766	$35.81
$20.00	1,453,932	$36,995,655	$37.20
$21.00	1,450,835	$38,348,543	$38.60

As the table above illustrates, as Bank Holdings’ average closing price increases, the aggregate value of the total consideration may also increase.

Election Procedure

In order to make a valid election, a shareholder of NNB Holdings must complete a form transmittal letter that will be mailed by Bank Holdings’ exchange agent, Transfer Online, upon the closing of the merger to each holder of record of NNB Holdings common stock as of the closing. Such transmittal letter will allow holders of NNB Holdings stock to select either shares of Bank Holdings’ common stock, cash or a combination of the foregoing. If you do not make a valid and timely election, you will receive whatever form of consideration (Bank Holdings’ common shares or cash) as may be necessary to satisfy the proration provisions discussed below.

PLEASE RETAIN THIS JOINT PROXY STATEMENT – PROSPECTUS, SINCE IT WILL BE OF ASSISTANCE IN MAKING YOUR ELECTION.

A valid election will be properly made and effective only if the exchange agent actually receives a properly completed letter of transmittal by 5:00 p.m. on or before the 30th day after the letter of transmittal is first mailed. A letter of transmittal will be deemed properly completed only if an election is indicated for each share of NNB Holdings common stock and accompanied by one or more certificates, or customary affidavits and indemnity for lost certificates, representing all shares of NNB Holdings common stock covered by such letter of transmittal. An election may be revoked or changed at any time prior to the election deadline.

NNB HOLDINGS SHAREHOLDERS SHOULD NOT SEND IN THEIR STOCK CERTIFICATES UNTIL THEY RECEIVE THE ELECTION FORMS AND INSTRUCTIONS FROM THE EXCHANGE AGENT.

The number of NNB Holdings shares with respect to which a stock or cash or combination election is effective may be reduced under certain circumstances.  If, after taking into account all valid stock elections, shareholders have elected to receive less than the required stock amount, the exchange agent will deliver Bank Holdings’ stock instead of cash first to shareholders who failed to make a valid election and then, if necessary, to NNB Holdings shareholders even though they made a valid cash election.  As a result, the NNB Holdings shareholders that made a valid cash election could be subject to a proration process which will result in the holder receiving a different mix of consideration than originally requested.

On the other hand, if after taking into account all valid stock elections, shareholders have elected to receive more than the required stock amount, the exchange agent will deliver cash instead of Bank Holdings shares first to shareholders who failed to make a valid election and then, if necessary, to NNB Holdings shareholders even though they made a valid stock election.  As a result, the NNB Holdings shareholders that made a valid stock election will be subject to a proration process which will result in the holder receiving a different mix of consideration than originally requested.

For details on the proration provisions, please refer to the merger agreement, attached as Appendix A to this joint proxy statement-prospectus.

Because the election will take place after the close of the merger, a minimum of forty-five days (the election period) will pass between the close of the merger and your receipt of either cash, Bank Holdings’ shares, or some combination for your shares of NNB Holdings stock.  If you are receiving Bank Holdings’ shares, you will not be able to trade either Bank Holdings’ or NNB Holdings’ shares during this period since the election and allocation process will not have been completed.  Further, the exchange ratio will be fixed prior to the closing of the merger, and changes in the share price of Bank Holdings’ common stock that occur after the closing will not be reflected in that exchange ratio.

As soon as practicable following the end of the election period, and after the proration procedures described above are completed, each holder of NNB Holdings common stock who submitted a properly completed letter of transmittal will be issued a certificate representing the number of shares of Bank Holdings’ common stock to which such holder is entitled, if any (and, if applicable, a check for the amount to be paid in lieu of fractional shares of Bank Holdings’ common stock), and/or an amount of cash to which such holder is entitled, if any.

Surrender of NNB Holdings Stock Certificates After the Merger

Holders of NNB Holdings common stock who do not submit a letter of transmittal prior to the election deadline must nevertheless submit a properly completed letter of transmittal (other than the section pertaining to the election) and the certificate representing NNB Holdings common stock to the exchange agent in order to receive your consideration.

No dividends or other distributions that are declared on Bank Holdings’ common stock will be paid to persons otherwise entitled to receive the same until NNB Holdings’ certificates for their shares have been surrendered in exchange for Bank Holdings’ certificates, but upon such surrender, such dividends or other distributions, from and after the effective time of the merger, will be paid to such persons in accordance with the terms of Bank Holdings’ common stock. No interest will be paid to the NNB Holdings’ shareholders on the cash or Bank Holdings’ common stock into which their shares of NNB Holdings’ common stock will be exchanged.

Holders of Options for NNB Holdings’ Common Stock

The holders of options for NNB Holdings common stock, other than the executive officers of NNB holdings may exercise their options prior to the close of the merger, elect to have substitute stock options of Bank Holdings with the option price and number of options adjusted for the exchange ratio in the merger, or elect to cancel their options for cash in an amount equal to the difference between the cash value of the merger consideration and the aggregate average exercise price for their options times the number of their options.  The executive officers of NNB Holdings common stock may exercise their options with the prior written consent of Bank Holdings.

Regulatory Approvals Required

Bank holding companies, such as Bank Holdings and NNB Holdings, and banks, such as Nevada Security Bank and Northern Nevada Bank, are heavily regulated institutions with numerous federal and state laws and regulations governing their activities.  Among these laws and regulations are requirements of prior approval by applicable government regulatory authorities in connection with acquisition and merger transactions such as the merger. In addition, these institutions are subject to ongoing supervision, regulation and periodic examination by various federal and state financial institution regulatory agencies.

Consummation of the merger is subject to various conditions, including, among others, receipt of the prior approvals of the Nevada Financial Institutions Division and the FDIC.

The merger agreement provides that the obligations of the parties to consummate the merger are conditioned upon all regulatory approvals having been granted by November 30, 2006, without the imposition of conditions which, in the opinion of Bank Holdings, would materially adversely affect the financial condition or operations of any party or otherwise be burdensome.

Applications for regulatory review and approval of the merger and the related transactions has been filed with the Nevada Financial Institutions Division and with the FDIC.  Bank Holdings will also file a request for an exemption with the Board of Governors of the Federal Reserve System from the applicable application provisions of the Bank Holding Company Act.  There can be no assurance that the Nevada Financial Institutions Division, FDIC or Board of Governors of the Federal Reserve System will approve or take other required action with respect to the merger and the related transactions or as to the date of such approvals or action.

Management and Operations After the Merger

Management.  The directors and the principal executive officers of Bank Holdings and Nevada Security Bank immediately prior to the effective time of the merger will continue as the directors and the principal executive officers following the merger.

Operations.  Although there is no assurance of the achievement of any specific level of cost savings, Bank Holdings currently expects cost reductions attributable to the merger to approximate $500 thousand for the calendar year 2007.

It is also estimated that one-time, merger-related restructuring charges will total approximately $1.0 million for investment banking fees, attorneys’ fees, accountants’ charges and filing fees.  Bank Holdings expects the transaction to be accretive to earnings in 2007 and 2008.

This information should be read in conjunction with the historical consolidated financial statements of NNB Holdings and Bank Holdings, including the respective notes thereto, attached to this proxy statement – prospectus or incorporated herein by reference, and in conjunction with the combined condensed historical selected financial data and other pro forma combined financial information appearing elsewhere in this joint proxy statement-prospectus.

The statements contained in this section constitute “forward looking statements.”  Actual results, which are dependent on a number of factors, many of which are beyond the control of Bank Holdings and NNB Holdings, may differ materially. See “FORWARD LOOKING STATEMENTS.”  The cost savings and restructuring charges reflected above and in this joint proxy statement-prospectus may not be indicative of the results that may be achieved in the future.  Assuming consummation of the merger, the actual cost savings and restructuring charges that may be realized in the merger may differ, perhaps significantly, from the amounts described above and elsewhere in this joint proxy statement-prospectus.

Nasdaq Listing

The shares of Bank Holdings’ common stock to be issued in the merger will be listed on the Nasdaq Capital Market.

Resales of Bank Holdings Common Stock

The shares of Bank Holdings common stock to be issued to shareholders of NNB Holdings in the merger have been registered under the Securities Act of 1933. Such shares will be freely transferable under such Act, except for shares issued to any person who may be deemed to be an “affiliate” of NNB Holdings within the meaning of Rule 145 under the Securities Act of 1933.

Material Federal Income Tax Consequences

The following is a summary of material U.S. federal income tax consequences applicable to shareholders of NNB Holdings who receive Bank Holdings shares and/or cash in the merger.  This summary is based upon the provisions of the Internal Revenue Code of 1986, as amended (the “Code”), Treasury Regulations thereunder, judicial decisions and current administrative rulings, all as in effect on the date of this document and all of which are subject to change, possibly with retroactive effect.

This discussion addresses only those shareholders of NNB Holdings that hold their shares as capital assets (generally, property held for investment).  In addition, this discussion does not address all the U.S. federal income tax consequences that may be relevant to these shareholders in light of their particular circumstances, or the U.S. federal income tax consequences to those shareholders that re subject to special rules, such as, without limitation:

•                  partnerships, subchapter S corporations and other pass-through entities;

•                  foreign persons and entities;

•                  banks, thrifts, mutual funds and other financial institutions;

•                  tax-exempt organizations and pension funds;

•                  insurance companies;

•                  dealers or traders in securities;

•                  shareholders who received their shares of stock through a benefit plan or a tax-qualified retirement plan or through the exercise of employee stock options or similar derivative securities or otherwise as compensation;

•                  shareholders who may be subject to the alternative minimum tax provisions of the Code;

•                  shareholders whose functional currency is not the U.S. dollar; and

•                  shareholders who hold their stock as part of a hedge, appreciated financial position, straddle synthetic security, conversion transaction or other integrated investment.

Furthermore, this discussion does not address any tax consequences arising under the laws of any state, locality or foreign jurisdiction.  This discussion does not purport to be a comprehensive analysis or description of all potential U.S. federal income tax consequences of the merger.

If a partnership (or any other entity treated as a partnership for U.S. federal income tax purpose) which holds NNB Holdings shares surrenders such shares in the merger, the tax treatment of the partnership and a partner in such partnership will generally depend on the status of the partner and the activities of the partnership.

In the opinion of Alston & Bird LLP, the merger will qualify as a reorganization within the meaning of Section 368(a) of the Code. The opinion of Alston & Bird LLP is based upon representation letters of Bank Holdings and NNB Holdings, and upon customary assumptions.  Any inaccuracy in the representations or assumptions, or any future actions by Bank Holdings or NNB Holdings contrary to the representations or assumptions, could adversely affect the conclusions reached in the opinion and the tax discussion set forth below.  An opinion of legal counsel is not binding on the IRS or the courts, and therefore no assurance can be given that the IRS will not assert, or that a court will not sustain, a position contrary to any of the tax consequences set forth below, or that future legislation, regulations, administrative rulings or court decisions will not adversely affect the accuracy of the statements in this summary.  The following discussion assumes that the foregoing factual conditions are met and that, therefore, the merger will qualify as a reorganization within the meaning of Section 368(a) of the Code.

NNB Holdings Shareholders Who Elect to Receive Only Bank Holdings Shares.   If you elect to receive solely shares of Bank Holdings, then you will not recognize gain or loss for U.S. federal income tax purposes in the merger, except that any NNB Holdings shareholder who receives cash proceeds in lieu of a fractional share of Bank Holdings will recognize capital gain or capital loss equal to the difference between such proceeds and the tax basis allocated to the fractional share.  The tax basis of Bank Holdings’ shares (including any fractional shares deemed received and exchanged for a cash payment) received by you in exchange for your NNB Holdings common stock will be the same as your tax basis in your NNB Holdings common stock.  Your holding period in the shares of Bank Holdings (including any fractional shares deemed received and exchanged for a cash payment) received by you will include your holding period in your NNB Holdings common stock.  Your capital gain or loss on cash proceeds received by you in lieu of a fractional share of Bank Holdings will be long-term capital gain or loss if you have held your shares of NNB Holdings common stock for more than one year at the effective time of the merger.

NNB Holdings Shareholders Who Receive Only Cash.   If you exchange all of your shares of NNB Holdings common stock for cash in the merger, or if you receive cash upon the exercise of your dissenters’ rights, you will recognize capital gain or capital loss for U.S. federal income tax purposes to the extent the amount of cash received by you in the merger, or if applicable on the exercise of your dissenters’ rights, exceeds or is less than your tax basis in your NNB Holdings common stock.  Your capital gain or loss will be long-term capital gain or loss if you have held your shares of NNB Holdings common stock for more than one year at the effective time of the merger.  Long-term capital gain of a non-corporate U.S. shareholder generally qualifies for a maximum regular U.S. federal income tax rate of 15 percent.

NNB Holdings Shareholders Who Receive Both Bank Holdings Shares and Cash.  If you elect to receive both Bank Holdings’ shares and cash in exchange for your NNB Holdings common stock, you will recognize gain, but not loss, for U.S. federal income tax purposes in an amount equal to the lesser of (1) the amount of cash received by you in merger and (2) an amount equal to the excess, if any, of (a) the sum of the amount of cash plus the fair market value of Bank Holdings’ shares received by you in the merger, over (b) your tax basis in your NNB Holdings common stock.  (The preceding sentence does not apply to any cash you receive in lieu of fractional shares of Bank Holdings, the tax consequences of which are discussed above under the subheading “NNB Holdings Shareholders Who Elect to Receive Only Bank Holdings Shares.”)  Your recognized gain will be capital gain unless your receipt of cash has the effect of a distribution of a dividend, in which case your gain will be treated as ordinary dividend income to the extent of your ratable share of the earnings and profits of NNB Holdings and/or Northern Nevada Bank, accumulated through the date of the exchange.  For purposes of determining whether your receipt of cash has the effect of a distribution of a dividend, you will be treated as if you first exchanged all of your NNB Holdings common stock solely for Bank Holdings’ shares and then Bank Holdings immediately redeemed a portion of the shares for the cash that you actually received in the merger.  The IRS has indicated in rulings that any reduction in the interest of a minority shareholder that owns a small number of shares in a publicly and widely held corporation and that exercises no control over corporate affairs would receive capital gain (as opposed to dividend) treatment.  In determining whether your receipt of cash has the effect of a distribution of a dividend, certain constructive ownership rules must be taken into account under which a shareholder will be deemed to own shares owned by certain related parties or entitles or with respect to which the shareholder owns options, in addition to the shares actually owned by that shareholders.  Your capital gain will be long-term capital gain if your holding period for your NNB Holdings common stock is more than one year.  Long-term capital gain and certain dividend income of a non-corporate U.S. shareholder generally qualify for a maximum regular U.S. federal income tax rate of 15 percent.

Your aggregate tax basis in Bank Holdings’ shares received by you in the merger will equal your aggregate tax basis in your NNB Holdings common stock, (1) reduced by (a) the portion of your tax basis in your NNB Holdings common stock that is allocable to a fractional share of Bank Holdings’ common stock for which cash is received and (b) the amount of cash received by you in the merger, and (2) increased by the amount of gain (including any portion of such gain that is treated as a dividend as described above), if any, recognized by you in the merger (other than any gain recognized upon your receipt of cash in lieu of a fractional share of Bank Holdings).  Your holding period for shares of Bank Holdings received by you in the merger will include your holding period for your NNB Holdings’ common stock.

NNB HOLDINGS SHAREHOLDERS ARE ENCOURAGED TO CONSULT THEIR TAX ADVISORS AS TO THE U.S. FEDERAL INCOME TAX CONSEQUENCES OF THE MERGER, AS WELL AS THE EFFECTS OF STATE, LOCAL AND NON-U.S. TAX LAWS.

Accounting Treatment

It is anticipated that the merger will be accounted for as a purchase transaction under generally accepted accounting principles. The unaudited pro-forma financial information contained in this joint proxy statement-prospectus has been prepared using the purchase method of accounting.

Dissenters’ Rights of NNB Holdings Shareholders

Dissenters’ rights will be available to the NNB Holdings shareholders in accordance with Nevada Revised Statutes 92A.300, et seq.  The required procedure set forth in Nevada Revised Statutes 92A.300, et seq., must be followed exactly or any dissenters’ rights may be lost.

The information set forth below is a general summary of dissenters’ rights as they apply to NNB Holdings shareholders and is qualified in its entirety by reference to Nevada Revised Statutes 92A.300, et seq., which is attached to this joint proxy statement-prospectus as Appendix D.

Fair Market Value of Shares

If the merger is approved, NNB Holdings shareholders who dissent from the merger by complying with the procedures set forth in Nevada Revised Statutes 92A.300, et seq., will be entitled to receive an amount equal to the fair market value of their shares.

Voting Procedure

In order to be entitled to exercise dissenters’ rights, an NNB Holdings shareholder who wishes to assert dissenter’s rights must deliver to NNB Holdings, before the vote is taken to approve the merger at the NNB Holdings special meeting, written notice of his or her intent to demand payment for his or her shares if the merger is completed.  In addition, such shareholder must not vote his or her shares in favor of the merger. Thus, any NNB Holdings shareholder who wishes to dissent and executes and returns a proxy on the accompanying form or votes at the special shareholders’ meeting must not vote “FOR” the merger and must provide a written notice of intent to demand payment for dissenters’ rights prior to the NNB Holdings special meeting. If the shareholder either does not provide the written notice of intent to dissent, returns a proxy without voting instructions or with instructions to vote “FOR” the merger, or votes in person or by proxy at the special shareholders’ meeting “FOR” the merger, his or her shares will be counted as votes in favor of the merger and the shareholder will lose any dissenters’ rights.

Notice of Approval

If a shareholder has given timely written notice of his or her intent to demand payment for his or her shares and has not voted his or her shares in favor of the merger, Bank Holdings shall deliver a written dissenter’s notice no later than 10 days after the completion of the merger which:

•                                          states where the demand for payment must be sent and where and when certificates, if any, for shares must be deposited;

•                                          informs holders of shares not represented by certificates to what extent the transfer of the shares will be restricted after the demand for payment is received;

•                                          supplies a form for demanding payment that includes the date of the first announcement to the news media or to the stockholders of the time of the proposed action and requires that the person asserting dissenters’ rights certify whether or not he or she acquired beneficial ownership before that date;

•                                          sets a date by which Bank Holdings must receive the demand for payment, which may not be less than 30 nor more than 60 days after the date the notice is delivered; and

•                                          is accompanied by a copy of Nevada Revised Statutes 92A.300 to 92A.500, inclusive.

Written Demand and Surrender of Certificates

In order to preserve his or her dissenters’ rights, an NNB Holdings shareholder must make a written demand upon Bank Holdings within the time frame provided in the notice from Bank Holdings and must surrender to Bank Holdings, at the office designated in the notice, both the written demand and the certificates representing the dissenting shares to be stamped or endorsed with a statement that they are dissenting shares or to be exchanged for certificates of appropriate denomination so stamped or endorsed.

Agreement on Price and Payment

Bank Holdings shall pay each dissenter who complied with Nevada Revised Statutes 92A.440 the amount Bank Holdings estimates to be the fair value of his or her shares, plus accrued interest. The payment must be accompanied by:

•                                          NNB Holdings balance sheet as of the end of 2005, a statement of income for 2005, a statement of changes in the stockholders’ equity for 2005, and the latest available interim financial statements;

•                                          a statement of NNB Holdings estimate of the fair value of the shares;

•                                          an explanation of how the interest was calculated;

•                                          a statement of the dissenter’s rights to demand payment under Nevada Revised Statutes 92A.480; and

•                                          a copy of Nevada Revised Statutes 92A.300 to 92A.500, inclusive.

A dissenting shareholder may then notify Bank Holdings in writing of his or her own estimate of the fair value of his or her shares and the amount of interest due, and demand payment of his or her estimate, less any payment previously made and demand payment of the fair value of his or her shares and interest due, if he or she believes that the amount paid is less than the fair value of his or her shares or that the interest due is incorrectly calculated. Dissenting shareholders must make the demand in writing within 30 days after Bank Holdings makes or offers payment for the dissenting shares or the right to demand payment is waived.  The demand must be addressed to The Bank Holdings, 9990 Double R Boulevard, Reno, Nevada 89521; Attention: Jack Buchold, Chief Financial Officer.

Disagreement on Price and Court Determination

If a demand for payment remains unsettled, Bank Holdings shall commence a proceeding within 60 days after receiving the demand and petition the court to determine the fair value of the shares and accrued interest. If Bank Holdings does not commence the proceeding within the 60-day period, it shall pay each dissenter whose demand remains unsettled the amount demanded. The court in a proceeding to determine fair value shall determine all of the costs of the proceeding, including the reasonable compensation and expenses of any appraisers appointed by the court. The court shall assess the costs against Bank Holdings, except that the court may assess costs against all or some of the dissenters, in amounts the court finds equitable, to the extent the court finds the dissenters acted arbitrarily, vexatiously or not in good faith in demanding payment.

Dissenters’ Rights of Bank Holdings Shareholders

Dissenters’ rights will be available to Bank Holdings’ shareholders in accordance with Nevada Revised Statutes 92A.300, et seq.  The required procedure set forth in Nevada Revised Statutes 92A.300, et seq., must be followed exactly or any dissenters’ rights may be lost.

The information set forth below is a general summary of dissenters’ rights as they apply to Bank Holdings shareholders and is qualified in its entirety by reference to Nevada Revised Statutes 92A.300, et seq., which is attached to this joint proxy statement-prospectus as Appendix D.

Fair Market Value of Shares

If the merger is approved, Bank Holdings shareholders who dissent from the merger by complying with the procedures set forth in Nevada Revised Statutes 92A.300, et seq., will be entitled to receive an amount equal to the fair market value of their shares.

Voting Procedure

In order to be entitled to exercise dissenters’ rights, a Bank Holdings shareholder who wishes to assert dissenter’s rights must deliver to Bank Holdings, before the vote is taken to approve the merger at Bank Holdings’ special meeting, written notice of his or her intent to demand payment for his or her shares if the merger is completed.  In addition, such shareholder must not vote his or her shares in favor of the merger. Thus, any Bank Holdings shareholder who wishes to dissent and executes and returns a proxy on the accompanying form or votes at the special shareholders’ meeting must not vote “FOR” the merger and must provide a written notice of intent to demand payment for dissenters’ rights prior to Bank Holdings’ special meeting. If the shareholder either does not provide the written notice of intent to dissent, returns a proxy without voting instructions or with instructions to vote “FOR” the merger, or votes in person or by proxy at the special shareholders’ meeting “FOR” the merger, his or her shares will be counted as votes in favor of the merger and the shareholder will lose any dissenters’ rights.

Notice of Approval

If a shareholder has given timely written notice of his or her intent to demand payment for his or her shares and has not voted his or her shares in favor of the merger, Bank Holdings shall deliver a written dissenter’s notice no later than 10 days after the completion of the merger which:

•                                          states where the demand for payment must be sent and where and when certificates, if any, for shares must be deposited;

•                                          informs holders of shares not represented by certificates to what extent the transfer of the shares will be restricted after the demand for payment is received;

•                                          supplies a form for demanding payment that includes the date of the first announcement to the news media or to the stockholders of the time of the proposed action and requires that the person asserting dissenters’ rights certify whether or not he or she acquired beneficial ownership before that date;

•                                          sets a date by which Bank Holdings must receive the demand for payment, which may not be less than 30 nor more than 60 days after the date the notice is delivered; and

•                                          is accompanied by a copy of Nevada Revised Statutes 92A.300 to 92A.500, inclusive.

Written Demand and Surrender of Certificates

In order to preserve his or her dissenters’ rights, a Bank Holdings shareholder must make a written demand upon Bank Holdings within the time frame provided in the notice from Bank Holdings and must surrender to Bank Holdings, at the office designated in the notice, both the written demand and the certificates representing the dissenting shares to be stamped or endorsed with a statement that they are dissenting shares or to be exchanged for certificates of appropriate denomination so stamped or endorsed.

Agreement on Price and Payment

Bank Holdings shall pay each dissenter who complied with Nevada Revised Statutes 92A.440 the amount Bank Holdings estimates to be the fair value of his or her shares, plus accrued interest. The payment must be accompanied by:

•                                          Bank Holdings balance sheet as of the end of 2005, a statement of income for 2005, a statement of changes in the stockholders’ equity for 2005, and the latest available interim financial statements;

•                                          a statement of Bank Holdings estimate of the fair value of the shares;

•                                          an explanation of how the interest was calculated;

•                                          a statement of the dissenter’s rights to demand payment under Nevada Revised Statutes 92A.480; and

•                                          a copy of Nevada Revised Statutes 92A.300 to 92A.500, inclusive.

A dissenting shareholder may then notify Bank Holdings in writing of his or her own estimate of the fair value of his or her shares and the amount of interest due, and demand payment of his or her estimate, less any payment previously made and demand payment of the fair value of his or her shares and interest due, if he or she believes that the amount paid is less than the fair value of his or her shares or that the interest due is incorrectly calculated. Dissenting shareholders must make the demand in writing within 30 days after Bank Holdings makes or offers payment for the dissenting shares or the right to demand payment is waived.  The demand must be addressed to The Bank Holdings, 9990 Double R Boulevard, Reno, Nevada 89521; Attention: Jack Buchold, Chief Financial Officer.

Disagreement on Price and Court Determination

If a demand for payment remains unsettled, Bank Holdings shall commence a proceeding within 60 days after receiving the demand and petition the court to determine the fair value of the shares and accrued interest. If Bank Holdings does not commence the proceeding within the 60-day period, it shall pay each dissenter whose demand remains unsettled the amount demanded.  The court in a proceeding to determine fair value shall determine all of the costs of the proceeding, including the reasonable compensation and expenses of any appraisers appointed by the court.  The court shall assess the costs against Bank Holdings, except that the court may assess costs against all or some of the dissenters, in amounts the court finds equitable, to the extent the court finds the dissenters acted arbitrarily, vexatiously or not in good faith in demanding payment.

Interests of Certain Persons in the Merger

As a condition of the merger, each of the directors of NNB Holdings has entered into an agreement whereby each has agreed to (i) vote his or her shares of NNB Holdings stock that he or she owns or controls in favor of approving the principal terms of the merger and any other matter contemplated by the merger agreement; (ii) subject to their fiduciary obligations, recommend to NNB Holdings shareholders to vote in favor of the merger agreement;  (iii) cooperate fully with Bank Holdings in connection with the merger; (iv) for a period of two years from the effective date of the merger, he or she shall not directly or indirectly be competitive with the business of NNB Holdings, Bank Holdings or Nevada Security Bank in a specified geographic area, as an employee, agent, independent contractor, 5% or more owner of an entity, director or other business representatives; (v) for that same two-year period, (A) the director shall not solicit or market financial services to any customer with whom NNB Holdings, Bank Holdings or Nevada Security Bank has done business during the two year period preceding the date of the agreement, nor (B) solicit or offer employment to any person employed by NNB Holdings on the date of the agreement; and (vi) not sell or otherwise dispose of any shares of NNB Holdings without the prior written consent of Bank Holdings.  In addition, certain significant shareholders of NNB Holdings have signed voting agreements under which they are obligated to vote their NNB Holdings shares in favor of the merger.

Most of the officers and employees of NNB Holdings will become at the effective time officers and employees of Nevada Security Bank, and as such will be entitled to participate in all employee benefits and benefit programs of Bank Holdings on the same basis as similarly situated employees of Nevada Security Bank.  All employees of NNB Holdings who have a full year of service and are not offered employment following the effective time of the merger, will receive certain severance benefits as provided in the merger agreement of at least two weeks of salary for every full year of service with a minimum of 12 weeks of severance In addition, the merger agreement provides that NNB Holdings with the approval of Bank Holdings may pay up to $125,000 in total for retention bonuses to non-executive officers and employees of NNB Holdings and Northern Nevada Bank to serve for up to two weeks after the completion of the merger.

As described in more detail in the section entitled “NNB HOLDINGS PROPOSAL 2: Shareholder Approval of Certain Change in Control Payments,” Robert Hemsath, Ty Nebe and Margaret Tarpey are entitled, under existing agreements with NNB Holdings and Northern Nevada Bank, to receive certain payments and benefits that are triggered by a change in control of NNB Holdings, such as the closing of the merger.  Additionally, the closing of the merger will cause stock options previously granted to the Executives under the NNB Holdings Employee Stock Option Plan to vest immediately.  The amount of such contractual payments, plus the value ascribed to the acceleration of the vesting of such stock options.

Mr. Ty Nebe, President of Northern Nevada Bank has entered into an employment agreement with Nevada Security Bank which will be effective at the closing of the merger.  Such agreement provides for the employment of Mr. Nebe for a period of two years from the date the merger closes as a senior vice president of Nevada Security Bank.  Mr. Nebe will receive a salary of $149,350 per year and an automobile allowance of $500 per month.  In addition, under the employment agreement Mr. Nebe will receive ownership in the automobile currently provided to him by Northern Nevada Bank.  The Kelly Blue Book Suggested Retail Value of the automobile is approximately $32,600.  Mr. Nebe has agreed not to compete with Bank Holdings and Nevada Security Bank for a period of two years from the close of the merger in certain markets and as to certain matters as well as to not solicit customers and employees of NNB Holdings.

Mr. Hemsath has entered into an agreement not to compete with Bank Holdings and Nevada Security Bank in certain markets for a period of 18 months from the close of the merger as well as to not solicit customers and employees of NNB Holdings or Northern Nevada Bank for a period of two years from the close of the merger.  Similarly, Ms. Tarpey has entered into an agreement not to solicit or market financial services to any customer of NNB Holdings, Bank Holdings, Northern Nevada Bank and Nevada Security Bank in certain markets for a period of one year from the close of the merger as well as to not solicit customers and employees of NNB Holdings or Northern Nevada Bank.  In addition, Mr. Hemsath has an agreement with Nevada Security Bank that allows Mr. Hemsath to purchase the Northern Nevada Bank automobile that he is using at the book value of the automobile at the time of the completion of the merger.  The current book value of the automobile as of June 30, 2006 is $9,799 and the Kelley Blue Book Suggested Retail Value is approximately $22,935.

Pursuant to the terms of NNB Holdings stock option plan, all outstanding options for NNB Holdings common stock vest prior to the completion of the merger.  Option holders of NNB Holdings may either exercise their options prior to the close of the merger, elect to receive substitute options of Bank Holdings or elect to receive cash or Bank Holdings common stock in exchange for their options.  For a more detailed discussion, please see the subsection titled “Treatment of Stock Options.”

Bank Holdings will provide the board of directors of NNB Holdings with directors’ and officers’ liability insurance tail coverage for a period of 36 months with respect to all matters arising from facts or events which occurred before the effective time of the merger for which NNB Holdings would have an obligation to indemnify its directors and officers.

The Merger Agreement

Structure of the Merger. NNB Holdings will merge with and into Bank Holdings and will cease to exist. The merger is governed by the merger agreement. In addition, Northern Nevada Bank will merge with and into Nevada Security Bank and will cease to exist. Shareholders of NNB Holdings will have the right to elect to receive shares of common stock of Bank Holdings, cash or a combination in exchange for their shares of NNB Holdings.

Effective Time. The merger will become effective upon the last to occur of the following events:  (1) receipt of all necessary regulatory approvals for both mergers with the expiration of any applicable regulatory waiting periods; and (2) satisfaction of the other conditions precedent set forth in the merger agreement. It is anticipated that the merger will occur late in the fourth quarter of 2006.

Additional Agreements. As a condition to the merger, each of the directors of NNB Holdings has entered into an agreement with Bank Holdings whereby each has agreed:

•                                          to vote his or her shares of NNB Holdings stock in favor of the merger and all transactions contemplated thereby;

•                                          to recommend, subject to his or her fiduciary duty, that NNB Holdings shareholders vote in favor of the merger;

•                                          subject to certain exceptions, to keep his or her shares of NNB Holdings stock;

•                                          for a two-year period not to compete with Bank Holdings or solicit anyone who was a customer of Bank Holdings, Nevada Security Bank or NNB Holdings during the last two years; and

•                                          to cooperate fully with Bank Holdings in connection with the merger.

The directors of NNB Holdings have also entered into other agreements restricting their ability to sell shares of Bank Holdings common stock which they acquire in connection with the merger.

In addition, certain significant shareholders of NNB Holdings have signed voting agreements under which they are obligated to vote their NNB Holdings shares in favor of the merger.

Under these agreements the directors and certain shareholders of NNB Holdings have agreed to vote their shares (approximately 66.34% of the outstanding shares NNB Holdings common stock) to approve the merger, increasing the likelihood that the merger will be approved.

Conditions to the Merger. The obligations of Bank Holdings and NNB Holdings to consummate the merger are subject to the satisfaction or waiver on or before the effective time of the merger of, among other things, the following conditions:

•                                          the merger agreement and the transactions contemplated thereby will have received all requisite approvals of the shareholders of NNB Holdings, Bank Holdings, Nevada Security Bank, and Northern Nevada Bank;

•                                          no judgment, decree, injunction, order or proceeding will be outstanding or threatened by any governmental entity which prohibits or restricts the effectuation of, or threatens to invalidate or set aside the merger substantially in the form contemplated by the merger agreement, unless a favorable opinion is given by legal counsel that such judgment, decree, injunction, order or proceeding is without merit;

•                                          by November 30, 2006, all approvals or consents of all applicable governmental agencies will have been obtained or granted for the merger and all the transactions contemplated by the merger agreement, and the applicable waiting period under all laws will have expired;

•                                          no rule will be outstanding or threatened by any government agency which would prohibit or substantially restrict the merger or the businesses carried on by the parties to the merger;

•                                          Bank Holdings’ registration statement shall have been declared effective by the Securities and Exchange Commission and shall not be the subject of any stop order or proceedings seeking or threatening a stop order;

•                                          Bank Holdings shall have received all state securities permits and other authorizations necessary to issue Bank Holdings’ common stock to consummate the merger;

•                                          Bank Holdings and NNB Holdings will have received a favorable opinion from Alston & Bird LLP as to federal tax effects of the merger (see “ —Federal Income Tax Consequences”); and

•                                          all third party consents necessary to permit the parties to consummate the merger will have been obtained.

The obligations of NNB Holdings to consummate the merger are also subject to fulfillment of certain other conditions, including that there will not have occurred, between May 17, 2006 and the effective time of the merger, any materially adverse change in the business, financial condition, prospects, results of operations or properties of Bank Holdings.

The obligations of Bank Holdings to consummate the merger are also subject to the fulfillment of certain other conditions, including that there will not have occurred, between May 17, 2006 and the effective time of the merger, any material adverse change in the business, financial condition, prospects, results of operations or properties of NNB Holdings.

Additionally, the consummation of the merger is subject to the performance of covenants, the execution and delivery of certain ancillary documents, the accuracy of representations and warranties and the receipt of various third-party consents, officers’ certificates and other documents.

If these and other conditions are not satisfied or waived, the merger agreement may be terminated. The merger agreement may also be terminated upon the occurrence of certain other events. See “—Termination.”

Nonsolicitation. Under the terms of the merger agreement, NNB Holdings and Northern Nevada Bank have agreed not to solicit, initiate or encourage any “competing transaction.” In addition, they have agreed (unless they determine, with advice of counsel, that their fiduciary duty requires otherwise) not to participate in any negotiations or discussions regarding, or furnish any information with respect to, any effort or attempt to effect any competing transaction with or involving any person other than with Bank Holdings, unless NNB Holdings receives a bona fide offer from a person other than the parties to the merger agreement and subject to the fiduciary obligations of NNB Holdings’ board of directors. NNB Holdings has agreed to promptly notify Bank Holdings of the terms of any proposal which it may receive in respect of any competing transaction. The term “competing transaction” means any of the following involving NNB Holdings:

•                                          a merger, consolidation, share exchange or other business combination;

•                                          a sale, lease, exchange, mortgage, pledge, transfer or other disposition of assets representing 25% or more of the assets of NNB Holdings or Northern Nevada Bank;

•                                          a sale of shares of capital stock representing 25% or more of the voting power of NNB Holdings;

•                                          a tender offer or exchange offer for at least 25% of the outstanding shares of NNB Holdings;

•                                          a solicitation of proxies in opposition to approval of the merger by NNB Holdings’ shareholders; or

•                                          a public announcement of an unsolicited bona fide proposal, plan or intention to do any of the foregoing.

Any violation of these agreements by NNB Holdings will result in Bank Holdings having the right to terminate the merger agreement.

Expenses. If the merger agreement is terminated by NNB Holdings because Bank Holdings materially fails to satisfy its obligations or breaches its representations under the merger agreement, Bank Holdings will be obligated to pay NNB Holdings $500,000.

If the merger agreement is terminated by Bank Holdings because NNB Holdings materially fails to satisfy its obligations or breaches its representations under the merger agreement or because NNB Holdings shareholders do not approve the merger, NNB Holdings will be obligated to pay Bank Holdings $500,000.

In the event that (i) the board of directors of NNB Holdings fails to recommend approval of the merger agreement and the merger to the shareholders of NNB Holdings or effects a “change in recommendation” (as defined in the merger agreement), and the merger agreement and the merger are not approved by the shareholders of NNB Holdings by the requisite vote at the special meeting, or (ii) a “competing transaction” (as defined above) occurs between May 17, 2006 and the time of the NNB Holdings meeting and the shareholders of NNB Holdings fail to approve the merger agreement and the merger under circumstances where the board of directors of NNB Holdings continuously maintained its favorable recommendation of the merger agreement and the merger and if a definitive agreement relating to a competing transaction is executed by NNB Holdings, or a competing transaction is consummated, in either case within 12 months after the termination of the merger agreement, then NNB Holdings shall promptly pay Bank Holdings $1,400,000.

Termination. The merger agreement may be terminated prior to the effective time of the merger:

•                                          by mutual consent of Bank Holdings and NNB Holdings;

•                                          by Bank Holdings or NNB Holdings if any material breach or default by the other party is not cured within 20 business days after notice thereof;

•                                          by Bank Holdings or NNB Holdings if any governmental or regulatory consent is not obtained by November 30, 2006 or if any governmental or regulatory authority denies or refuses to grant any approval, consent or authorization required to be obtained to consummate the transactions contemplated by the merger agreement unless, within 20 business days after such denial or refusal, all parties agree to resubmit the application to the regulatory authority that has denied or refused to grant the approval, consent or qualification requested;

•                                          by NNB Holdings if any of the conditions to its performance of the merger agreement shall not have been met, or by Bank Holdings if any of the conditions to its performance of the merger agreement shall not have been met, by November 30, 2006;

•                                          by Bank Holdings, if the shareholders of NNB Holdings fail to approve the merger and the merger agreement by the requisite vote at the NNB Holdings meeting;

•                                          by Bank Holdings, if the “average closing price” of a share of Bank Holdings common stock is greater than $21.00; or

•                                          by NNB Holdings, if the “average closing price” of a share of Bank Holdings common stock is less than $15.00 and NNB Holdings provides notice to Bank Holdings. However, if, within two business days of receipt of notice, Bank Holdings agrees to increase the consideration, NNB Holdings may elect to waive its termination right under the merger agreement.

Representations and Warranties. The merger agreement contains customary mutual representations and warranties by each party relating to, among other things: (i) incorporation, standing and power; (ii) capitalization; (iii) subsidiaries; (iv) financial statements; (v) corporate authority; (vi) litigation; (vii) compliance with laws and regulations; (viii) absence of material changes; (ix) Community Reinvestment Act; (x) regulatory reports; (xi) regulatory approvals; (xii) performance of obligations; (xiii) licenses and permits; (xiv) undisclosed liabilities; (xv) accounting records; (xvi) absence of adverse agreements; (xvii) Bank Secrecy Act; (xviii) brokers and finders; (xix) insurance; (xx) taxes; (xxi) loan portfolio; (xxii) operating losses; (xxiii) environmental matters; and (xxiv) financial resources.

In the merger agreement, NNB Holdings makes additional representations and warranties relating to: (i) title to assets; (ii) real estate; (iii) employees; (iv) employee benefit plans; (v) corporate records; (vi) offices and ATMs; (vii) power of attorney; (viii) derivatives; (ix) material contracts; (x) trust administration; (xi) intellectual property; (xii) indemnification; (xiii) investment securities; (xiv) certain interests; and (xv) parachute payments.

The representations and warranties of the parties terminate as of the effective time of the merger.

Covenants; Conduct of Business Prior to Effective Time. The merger agreement provides that, during the period from May 17, 2006 until the effective time of the merger, NNB Holdings will conduct its business only in the normal and customary manner and in accordance with sound banking practices and will not, without the prior written consent of Bank Holdings, which will not be unreasonably withheld, take any of the following actions, among others:

•                                          amend, modify, terminate or fail to renew or preserve its material permits;

•                                          amend or modify in any material respect, any material contract, or materially default in the performance of any of its obligations under any such contract or agreement;

•                                          terminate or unilaterally fail to renew any existing insurance coverage or bonds;

•                                          make any loan or other extension of credit, or enter into any commitment to make any loan or other extension of credit to any director, officer, employee or shareholder holding 5% or more of the outstanding shares of NNB Holdings common stock except for any loan, extension of credit or commitment made after the date hereof not exceeding $100,000, to any such person; provided, however, that the aggregate of all loans, extensions of credit or commitments made after the date hereof to any such person shall not exceed $250,000;

•                                          grant any general or uniform increase in the rate of pay to any employee or employee benefit or profit sharing plan or increase the salary, bonus or employee benefits of any non-exempt employee or agent except in the ordinary course of business and consistent with past practice or established practices; or pay any severance or similar payment to any person; provided, however, that NNB Holdings may (i) prorate and at closing pay the prorated portion of its employee incentive plan for 2006 and (ii) at closing pay employees for any accrued vacation in excess of the amount entitled to under Northern Nevada Bank’s policy;

•                                          grant any promotion or any increase in the rate of pay to any employee or pursuant to any profit sharing plan or increase in any employee benefits or pay any bonus, severance or similar payment to any employee except in the ordinary course of business and consistent with past practice or established practices or pay any severance or similar payment to any person; provided, however, that NNB Holdings may pay up to $125,000 in the aggregate in retention bonuses to non-executive officers and employees subject to Bank Holdings’ written approval of the amounts and individuals entitled to retention bonuses;

•                                          sell, transfer, mortgage, encumber or otherwise dispose of any assets, except in the ordinary course of business;

•                                          except for the exercise of NNB Holdings stock options, issue, sell, or grant any securities of NNB Holdings or Northern Nevada Bank;

•                                          declare, issue or pay any dividend or other distribution of assets to the shareholders of NNB Holdings, or split, combine or reclassify any shares of NNB Holdings capital stock;

•                                          purchase, redeem or otherwise acquire any securities of NNB Holdings;

•                                          amend or modify its articles of incorporation or bylaws;

•                                          make any capital expenditures, or commitments with respect thereto, in excess of $25,000 other than in connection with Northern Nevada Bank’s proposed branch office in Sparks, Nevada;

•                                          compromise or otherwise settle or adjust any assertion or claim of a deficiency in taxes, or make any tax election or change any method or period of accounting unless required by GAAP or applicable law;

•                                          take any action which would or is reasonably likely to (i) adversely affect the ability to obtain any necessary approval of any governmental entity required for the mergers; (ii) adversely affect NNB Holdings’ or Northern Nevada Bank’s ability to perform their covenants and agreements; or (iii) result in any of the conditions to the merger not being satisfied;

•                                          knowingly take or cause to be taken any action which would disqualify the merger as a “reorganization” within the meaning of Section 368 of the Code;

•                                          settle any claim, action or proceeding involving any material liability for monetary damages or enter into any settlement agreement containing material obligations; or

•                                          grant, renew or commit to grant or renew any extension of credit if such extension of credit, together with all other credit then outstanding to the same person and all affiliated persons, would exceed $100,000 on an unsecured basis or $250,000 on a secured basis.

The merger agreement further provides that, during the period from May 17, 2006 until the effective time of the merger, Bank Holdings will conduct its business only in the normal and customary manner and in accordance with sound banking practices and will not, without the prior written consent of NNB Holdings, which will not be unreasonably withheld, take any of the following actions, among others:

•                                          amend, modify, terminate or fail to renew or preserve their material permits;

•                                          amend or modify its articles of incorporation or bylaws except as required to add the two new directors;

•                                          take any action which would or is reasonably likely to (i) adversely affect the ability of Bank Holdings or Nevada Security Bank to obtain any necessary approval of any governmental entity required for the mergers; (ii) adversely affect Bank Holdings’ or Nevada Security Bank’s ability to perform its covenants and agreements; or (iii) result in any of the conditions to the merger not being satisfied;

•                                          knowingly take or cause to be taken any action, which would disqualify the merger as a “reorganization” within the meaning of Section 368 of the Code; and

•                                          enter into or complete any transaction for (i) the acquisition, merger or consolidation of Bank Holdings or Nevada Security Bank where Bank Holdings or Nevada Security Bank, as the case may be, is not the surviving entity, or (ii) enter into an acquisition, merger or consolidation involving Bank Holdings or Nevada Security Bank, where such acquisition, merger or consolidation could result in the delay of the Closing beyond November 30, 2006; provided, however, the public or private sale of securities for cash consideration, the acquisition or disposition of loans or loan participations, investment securities and related activities in the ordinary course of the banking business is not prohibited.

The merger agreement also provides that each party will (i) use its best efforts to cause all the conditions to the obligations of the parties to be satisfied; and (ii) obtain the consent of the other party before it issues any press release or makes any public statement with respect to the merger agreement or the mergers.

The merger agreement also provides that each party will:

•                                          duly and timely file all required governmental reports;

•                                          periodically furnish to the other party certain information, loan reports and updates of information previously provided;

•                                          promptly notify the other party of certain communications from tax authorities, material litigation and any event which has had or may reasonably be expected to have a materially adverse effect on the financial condition, operations, business or properties; and

•                                          use its reasonable efforts between the date of the merger agreement and the effective time of the merger to take all actions necessary or desirable, including the filing of any regulatory applications.

Amendment and Waiver. Subject to applicable law: (i) the merger agreement may be amended at any time by the action of the boards of directors of Bank Holdings and NNB Holdings without action by their shareholders pursuant to a writing signed by all parties to the merger agreement; and (ii) the parties, by action of their respective boards of directors, may, at any time prior to the effective time, extend the performance of any obligation or action required by the merger agreement, waive inaccuracies in representations and warranties and waive compliance with any agreements or conditions for their respective benefit contained in the merger agreement.

UNAUDITED PRO FORMA COMBINED FINANCIAL STATEMENTS

These pro forma combined figures are arithmetical combinations of Bank Holdings and NNB Holdings separate financial results modified to reflect certain merger-related adjustments. These presentations include an unaudited pro forma statement of financial condition as of March 31, 2006 prepared under the assumptions that (i) the transaction is accounted for using the purchase method of accounting, (ii) 76.8% of NNB Holdings common stock is exchanged for Bank Holdings stock with the remaining 23.2% of NNB Holdings common stock exchanged for cash and (iii) the average closing price of Bank Holdings stock is $17.97 resulting in value to NNB Holdings shareholders of $34.37 per share. Unaudited pro forma combined statements of operations are also presented for the three months ended March 31, 2006 and the twelve months ended December 31, 2005. The unaudited pro forma combined statement of financial condition assumes the merger took place on March 31, 2006. The unaudited pro forma combined statements of income give effect to the merger as if it had occurred as of January 1, 2005. Certain assumptions associated with these statements are shown as footnotes to these pro forma financial statements.

The unaudited pro forma condensed combined financial statements are presented for information purposes only and you should not assume that the combined company would have achieved the pro forma combined results if they had actually been combined on the date or at the beginning of the periods presented. For purposes of illustration, the pro forma combined figures have been calculated using an exchange ratio of 1.9126 shares of Bank Holdings common stock for each share of NNB Holdings common stock.

The unaudited pro forma combined financial statements, while helpful in illustrating the financial characteristics of the combined company under one set of assumptions, do not reflect the benefits of expected cost savings or opportunities to earn additional revenue, nor do they reflect business integration costs which Bank Holdings expects to incur and, accordingly, do not attempt to predict or suggest future results.

Bank Holdings currently expects to consummate the merger in the fourth quarter of 2006, subject to the receipt of all required regulatory approvals and approval of stockholders of Bank Holdings and NNB Holdings.

UNAUDITED PRO FORMA COMBINED

STATEMENT OF FINANCIAL CONDITION

As of March 31, 2006

	Historical		Pro Forma		Pro Forma
	Bank Holdings	NNB Holdings	Adjustments		Combined
	(dollars in thousands, except per share data)
ASSETS:
Cash and due from banks	$10,264	$2,911	$—		$13,175
Federal funds sold and interest-bearing deposits	5,982	12,320	(10,846	)(a)	7,456
Investments:
Held-to-maturity at amortized cost;	70,826	6,021			76,847
Available-for-sale, at estimated fair value	20,543	102			20,645
Investments, other	4,006	517			4,523
Net Loans	273,414	123,160	—		396,574
Less allowance for loan losses	3,128	1,590	—		4,718
Net loans held for investment	270,286	121,570	—		391,856
Premises and equipment, net	3,012	3,245	—		6,257
Other assets	1,304	322	—		1,626
Accrued interest receivable	1,866	624	—		2,490
Intangible	5,798	—	22,607	(b)	28,405
Core deposit intangible assets	—	—	2,475	(b)	2,475
Deferred tax asset, net	717	431	—		1,148
Bank owned life insurance	6,382	3,311	—		9,693
Total assets	$400,986	$151,374	$14,236		$566,596

LIABILITIES AND STOCKHOLDERS’ EQUITY
Deposits
Interest bearing	$276,280	$108,113	$—		$384,393
Non-interest bearing	40,923	16,924	—		$57,847
Total deposits	317,203	125,037	—		$442,240

Other borrowings	34,952	8,500	—		$43,452
Junior subordinated debt	15,464	5,155	—		$20,619
Accrued expenses and other liabilities	4,103	659	—		$4,762
Total liabilities	371,722	139,351	—		$511,073

Stockholders’ equity
Bank Holdings Common stock; authorized 10,000,000 shares	30		26,259	(c)	$26,289
NNB Holdings Common stock; authorized 5,000,000 shares		44	(44	)(d)	$—
Additional paid-in capital	30,824	8,753	(8,753	)(d)	$30,824
Accumulated other comprehensive income (loss)	(361)	(1)	1	(c)	$(361)
Retained earnings (accumulated deficit)	(1,229)	3,227	(3,227	)(c)	$(1,229)

Total stockholders’ equity	29,264	12,023	14,236		$55,523

Total liabilities and stockholders’ equity	$400,986	$151,374	$14,236		$566,596

See Accompanying Notes to Unaudited Pro Forma Condensed Combined Financial Information

UNAUDITED PRO FORMA COMBINED

STATEMENT OF OPERATIONS

For the Three Months Ended March 31, 2006

	Historical		Pro Forma		Pro Forma
	Bank Holdings	NNB Holdings	Adjustments		Combined
	(unaudited)(dollars in thousands, except per share data)
Interest and dividend income:
Loans, including fees	$5,149	$2,642			$7,791
Securities:
Taxable	851	52			903
Non-taxable	31	—			31
Federal funds sold	126	79	(127	)(e)	78
Dividends	27	—			27
Total interest and dividend income	6,184	2,773	(127)		8,830

Interest Expense:
Deposits	2,640	857	—		3,497
Other	427	169	—		596
Total interest expense	3,067	1,026	—		4,093

Net interest income before provision for loan losses	3,117	1,747	(127)		4,737

Provision for loan losses	473	150	—		623

Net interest income after provision for loan losses	2,644	1,597	(127)		4,114

Other operating income:
Service charge and other income	152	61	—		213
Income from bank owned life insurance	69	26	—		95
Total other operating income	221	87	—		308

Other operating expenses:
Salaries, wages and employee benefits	1,640	571			2,211
Occupancy, equipment & depreciation	412	142			554
Data processing	189	61			250
Professional services	254	108			362
Other expenses	387	169	25	(f)	581
Total other operating expenses	2,882	1,051	25		3,958

Income (loss) before taxes	(17)	633	(152)		464

Income taxes	7	210	(67	)(g)	150

Net income (loss)	(24)	423	(85)		314

Basic earnings per share	$(0.01)	$0.48			$0.07
Diluted earnings per share	$(0.01)	$0.46			$0.06
Average shares outstanding for basic earnings per share	3,124,925	878,620			4,586,205
Average shares outstanding for diluted earnings per share	3,379,700	919,145			4,840,980

See Accompanying Notes to Unaudited Pro Forma Condensed Combined Financial Information

UNAUDITED PRO FORMA COMBINED

STATEMENT OF OPERATIONS

For the Year Ended December 31, 2005

	Historical		Pro Forma		Pro Forma
	Bank Holdings	NNB Holdings	Adjustments		Combined
	(unaudited)(dollars in thousands, except per share data)
Interest and dividend income:
Loans, including fees	$14,473	$8,648	$—		$23,121
Securities:
Taxable	2,362	204	—		2,566
Federal funds sold	248	161	(365	)(e)	44
Dividends	83	167			250
Total interest and dividend income	17,166	9,180	(365)		25,981

Interest Expense:
Deposits	6,677	2,635	—		9,312
Other borrowings	667	385	—		1,052
Total interest expense	7,344	3,020	—		10,364

Net interest income before provision for loan losses	9,822	6,160	(365)		15,617

Provision for loan losses	1,069	414	—		1,483

Net interest income after provision for loan losses	8,753	5,746	(365)		14,134

Other operating income:
Service charge and other income	459	163	—		622
Income from bank owned life insurance	313	35	—		348
Total other operating income	772	198	—		970

Other operating expenses:
Salaries, wages and employee benefits	4,222	2,031			6,253
Occupancy, equipment & depreciation	1,532	445			1,977
Data processing	733	239			972
Professional services	983	253			1,236
Other expenses	1,353	635	300	(f)	2,288
Total other operating expenses	8,823	3,603	300		12,726

Income (loss) before taxes	702	2,341	(665)		2,378
Income tax (benefit) expense	(710)	790	(226	)(g)	(146)
Net income	$1,412	$1,551	$(439)		$2,524
Basic earnings per share	$0.47	$1.77			$0.57
Diluted earnings per share	$0.43	$1.71			$0.53
Average shares outstanding for basic earnings per share	2,974,104	874,948			4,435,384
Average shares outstanding for diluted earnings per share	3,279,863	909,738			4,741,143

See Accompanying Notes to Unaudited Pro Forma Condensed Combined Financial Information

NOTES TO UNAUDITED PRO FORMA COMBINED FINANCIAL STATEMENTS

March 31, 2006 and December 31, 2005

(Amounts in thousands, except per share amounts)

Note 1 – Basis of Presentation

The merger will be accounted for using the purchase method of accounting.

Statement of Financial Accounting Standards (“SFAS”) No. 141, “Business Combinations,” requires the purchase method of accounting for business combinations. SFAS No. 142, “Goodwill and Other Intangible Assets” establishes standards for goodwill acquired in a business combination and sets forth methods to periodically evaluate goodwill for impairment at least annually. The purchase method of accounting for business combinations requires that the assets acquired and liabilities assumed are recorded at their respective estimated fair market values as of the closing date. The excess of the total acquisition cost over the sum of the assigned fair values of the tangible and identifiable intangible assets acquired, less liabilities assumed, should be recorded as goodwill and evaluated for impairment thereafter at least annually. Financial statements of Bank Holdings issued after the consummation of the merger are required to reflect those values, as well as the results of operations of the combined company beginning after the closing date of the merger. Financial statements of Bank Holdings issued prior to the consummation of the merger will not be restated to reflect NNB Holdings historical financial condition or results of operations.

The unaudited pro forma combined statements of operations for the three months ended March 31, 2006 and for the year ended December 31, 2005 give effect to the merger as if the merger had occurred on January 1, 2005.

The unaudited pro forma combined statement of financial condition as of March 31, 2006 gives effect to the merger as if the merger had occurred at March 31, 2006.

The unaudited pro forma financial data is based on preliminary estimates and various assumptions that Bank Holdings management and NNB Holdings management believe are reasonable in these circumstances. The unaudited pro forma adjustments reflect transaction-related items only and are based on currently available information. Purchase price allocations and related amortization, accretion and depreciation periods will be based on final appraisals, evaluations and estimates of fair values. As a result, actual asset and liability values established and related operating results, including actual amortization and accretion, could differ materially from those reflected in the unaudited pro forma combined financial statements. No estimates of business integration costs or anticipated cost savings, potential revenue enhancements or synergies that Bank Holdings or NNB Holdings expect to realize in connection with the merger have been reflected in the unaudited pro forma combined financial statements. The unaudited pro forma combined financial statements do not reflect the impact of conforming NNB Holdings accounting policies to those of Bank Holdings, as the impact, if any, has not yet been determined.

Note 2 – Merger Consideration

Under the terms of the merger agreement, Bank Holdings expects to issue approximately 1,461,280 shares of common stock and an aggregate $7.92 million in cash for the 879,378 outstanding shares of NNB Holdings common stock and 115,026 existing options held by NNB Holdings management and directors. Based on an initial exchange ratio of 1.9126 shares (assuming all NNB Holdings options are exercised and an assumed average closing price of $17.97 per share of Bank Holdings common stock), it is contemplated that the transaction will be comprised of 76.8 percent stock and 23.2 percent cash, and will qualify as a tax-deferred reorganization. Based upon an assumed average closing price of $17.97 of Bank Holdings common stock, the total fair value of the merger consideration at that date was approximately $38.4 million, as set forth in Note 3 below.

Note 3 – Purchase Price and Acquisition Costs

Bank Holdings has estimated the relative fair value of NNB Holdings net assets in order to determine a preliminary allocation of the purchase price to the net assets to be acquired. For purposes of the accompanying unaudited pro forma condensed combined financial statements, the excess of the purchase price over the book value of net assets to be acquired has been estimated as follows:

Estimated fair value of approximately 1,461,280 shares of Bank Holdings’ common stock expected to be issued (including 115,026 shares for NNB options exercised):	$26,259,202
Cash part of the merger consideration	7,917,009
Estimated Bank Holdings acquisition costs:
Merger-related compensation and severance	3,230,000
Other Merger-related expenses	500,000
Professional services	500,000
Total estimated acquisition costs	4,230,000
Estimated total purchase price	38,406,211
Less fair value of NNB Holdings net assets to be acquired	13,324,000

Preliminary excess of purchase price over fair value of net assets to be acquired	$25,082,211

The pro forma purchase price calculation shown above is subject to change between March 31, 2006 and the closing date of the merger as a result of the following items:

•                  the possible change in the price of Bank Holdings stock

•                  the actual acquisition costs incurred by Bank Holdings, and

•                  final appraisals, evaluations and estimates of fair value.

The appraisal and purchase price allocation are expected to be finalized within one year after completion of the merger.

Bank Holdings anticipates, based on preliminary plans and estimates, that approximately $1 million in costs will be incurred in connection with the merger and will be included as part of the purchase price of the merger, as set forth above.

In addition to the above transaction costs, Bank Holdings expects to incur integration costs of approximately $500 thousand before taxes (approximately $330 thousand after taxes), substantially all of which are expected to be capitalized and amortized over an average useful life of three to five years. These estimated costs are primarily comprised of information technology conversion costs and upgrades and branch improvements. These amounts are not reflected in the pro forma combined statements of operations. Such costs will be included in Bank Holdings reported results of operations subsequent to the closing date of the merger.

Note 4 – Pro Forma Adjustments

(a)                                  To reflect the cash portion of the purchase price and estimated transaction and merger related costs of approximately $10.8 million offset by the NNB Holdings option exercise proceeds of $1.3 million, of which approximately $1 million are for merger related costs other than for retention bonuses and change of control and severance payments and approximately $3.23 million are for change of control, severance and retention bonuses (of which $3.08 million are for severance and change of control payments to executives of NNB Holdings).

(b)                                 To reflect the intangible and core deposit intangible to be recognized as a result of the merger, of $22.6 million and $2.475 million.

(c)                                  To reflect the fair value of approximately 994,404 shares of NNB Holdings common stock which translates into 1,461,280 shares of Bank Holdings common stock which amount includes all of the options of NNB Holdings to acquire 115,026 shares of NNB Holdings common stock being exercised prior to the completion of the merger.

(d)                                 To reflect the addition of capital for the exercise of NNB options to acquire 115,026 shares of NNB Holding’s common stock and the elimination of NNB Holdings’ equity components.

(e)                                  To reflect the estimated reduction in interest income assuming federal funds sold were utilized for the cash portion of the merger consideration and acquisition costs.

(f)                                    To reflect the amortization of the core deposit intangible in other operating expense amortized utilizing the straight-line method assuming an estimated life of approximately seven years.

(g)                                 To reflect the impact of income taxes associated with these pro forma adjustments to operating results at a 34% combined effective income tax rate.

Pro forma basic earnings per share were calculated using Bank Holdings historical shares outstanding for the periods presented and the expected issuance of approximately 1.46 million shares of Bank Holdings common stock.

BANK HOLDINGS’ STOCK

General

Bank Holdings’ articles of incorporation authorize it to issue up to 10,000,000 shares of common stock, $0.01 par value. There were 3,133,551 shares of common stock issued and outstanding at March 31, 2006. Further, there were 326,196 warrants available for exercise during the period March 22, 2006 to June 30, 2006. In addition, at March 31, 2006, options to purchase 582,010 shares of Bank Holdings common stock have been granted (as adjusted), but have not been exercised, pursuant to its stock option plan. There are 21,515 shares (as adjusted) remaining available for future grant pursuant to the 2002 stock option plan. Bank Holdings shares do not represent or constitute deposit accounts and are not insured by the FDIC.

Common Stock

Dividends. Bank Holdings shareholders are entitled to receive such dividends, if any, as may be declared by the board of directors out of funds legally available for such purpose. Bank Holdings is a legal entity separate and distinct from Nevada Security Bank. Because Bank Holdings is a holding company with no significant assets other than Nevada Security Bank, and its 1031 exchange companies, Bank Holdings will be dependent upon dividends from Nevada Security Bank and net income from the exchange companies for cash with which to pay dividends when, and if, Bank Holdings dividend policy changes. Accordingly, Bank Holdings ability to make dividend payments to shareholders is subject to statutory and regulatory restrictions that apply to Nevada Security Bank. A Nevada banking corporation, such as Nevada Security Bank, may not declare a dividend until (a) the surplus fund of the bank equals its initial stockholders’ or members’ equity, not including its initial surplus fund, (b) there has first been carried to the surplus fund 10 percent of the previous year’s net profit, and (c) the bank complies with the requirements set forth in NRS 661.025. However, in general the directors of a Nevada state bank that maintains the issuance of deposits required pursuant to the provisions of the Federal Deposit Insurance Act may declare a dividend or make a distribution of so much of the net profits of the bank as they determine is expedient. The Nevada Financial Institutions Division may also restrict the payment of dividends under its general supervisory and enforcement powers.

Voting Rights. Each share of common stock is entitled to one vote on all matters presented for a vote. Cumulative voting for the election of directors is not authorized.

Preemptive Rights. Bank Holdings articles of incorporation provide that holders of shares of common stock shall not have any preemptive right (i.e. the right of first refusal to acquire shares offered by Bank Holdings) to acquire unissued shares of capital stock of Bank Holdings.

Other Rights. Bank Holdings shares of common stock have no liquidation rights or conversion rights, and its articles of incorporation contain no provisions regarding the redemption of the common stock, nor any sinking fund provisions.

Assessment. Shares of Bank Holdings’ common stock are not assessable.

Articles of Incorporation and Bylaws

Shareholders’ rights and related matters are governed by Bank Holdings articles of incorporation, bylaws and Nevada law. Bank Holdings articles of incorporation may not be amended without the affirmative vote of at least a majority of the outstanding shares unless a greater amount is required by law. Subject to the approval of the Nevada Financial Institutions Division, if such approval is required, Nevada Security Bank’s bylaws may be amended by either the board of directors or by Bank Holdings as sole shareholder of Nevada Security Bank.

Board of Directors

Bank Holdings bylaws provide that the number of directors must fall within a range between three and 15, the exact number to be fixed by resolution of the board of directors. The board of directors has set the current size of the board at nine persons. Each director is appointed for a term of one year until his or her successor is appointed and qualified.

Indemnification

Indemnification. Bank Holdings articles of incorporation and bylaws contain provisions for the indemnification of its officers and directors, and authorize it to pay reasonable expenses incurred by, or to satisfy a fine or judgment against, a current or former director, officer, employee or agent in connection with certain types of legal liability incurred by the individual while acting for Bank Holdings within the scope of his or her employment, except for acts or omissions that are finally adjudged to be intentional misconduct, fraud, or a knowing violation of law and was material to the cause of action. The indemnification provided for in Bank Holdings articles of incorporation is not exclusive of any other rights to which those indemnified may be entitled under any bylaws, agreement, vote of shareholders or disinterested directors or otherwise.

Limitation of Liability. Nevada state law contains provisions eliminating the personal liability of directors and officers to Bank Holdings or its shareholders for damages for breach of fiduciary duty as a director or officer, except for acts or omissions involving intentional misconduct, fraud, or a knowing violation of law.

Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to officers, directors and controlling persons of Bank Holdings pursuant to the foregoing provisions, Bank Holdings has been advised that in the opinion of the Securities and Exchange Commission, such indemnification is against public policy as expressed in the Act and is, therefore, unenforceable.

Defensive Provisions of Nevada Law

Certain provisions of the Nevada Revised Statutes, or the NRS, summarized below, may be considered to have an anti-takeover effect and may delay, deter, or prevent a tender offer, proxy contest or other takeover attempt that shareholders might consider to be in their best interest, including such an attempt that might result in the payment of a premium over the market price of the shareholders’ shares.

Bank Holdings is subject to the NRS provisions, which are commonly referred to as Nevada’s “business combination law” (codified in NRS Sections 78.411 through 78.444), or the BCL, since it has not opted out of the provisions of such law. In addition, Bank Holdings has not opted out of the NRS provisions which are commonly referred to as the “control share law” (codified in NRS Sections 78.378 through 78.3793), or the CSL, and, such provisions  apply while Bank Holdings has 200 or more shareholders of record, at least 100 of whom are in Nevada.

The BCL provides, among other things, for restrictions on business “combinations” (as broadly defined in the BCL) between a corporation and a person (individually or in association with others) who is deemed an “interested stockholder” because such person (i) has acquired ten percent or more of the voting power of the corporation’s shares or (ii) has certain affiliations or associations with the corporation and previously owned ten percent or more of such voting shares. Such business combinations are prohibited for a three-year period from the time the interested stockholder first became interested as specified by the BCL unless certain prior approvals by the corporation’s board of directors have been obtained. After expiration of the three-year period, such business combinations are still prohibited unless certain prior approvals by the corporation’s board of directors or disinterested shareholders have been obtained or certain fair value requirements are met.

The CSL provides, among other things, that a person (individually or in association with others) who acquires a “controlling interest” (which, under the definition in the CSL, can be as small as 20% of the voting power in the election of directors) in a corporation will obtain voting rights in the “control shares” only to the extent such rights are conferred by a vote of the disinterested shareholders. In addition, in certain cases where the acquiring party has obtained such shareholder approval for voting rights, shareholders who voted against conferring such voting rights will be entitled to demand payment by the corporation of the fair value of their shares.

Defensive Provisions in Articles or Bylaws

Bank Holdings bylaws provide certain procedures that must be complied with in order for a shareholder to propose a nominee for director, to be considered by its nominating committee. These provisions contain time limits and informational requirements that must be complied with in order to make such nominations.

Bank Holdings articles of incorporation prohibit cumulative voting in the election of directors. Cumulative voting may facilitate a shareholder or group of shareholders in electing one or more candidates to Bank Holdings’ board of directors in opposition to its slate of proposed directors.

Bank Holdings articles of incorporation authorize the issuance of 10,000,000 shares of common stock and the issuance of an additional 10,000,000 shares of preferred stock. The shares of common stock were authorized to provide its board of directors with as much flexibility as possible to effect, among other transactions, financings, acquisitions, stock dividends, and the exercise of employee stock options. However, these additional authorized shares of common or preferred stock may also be used by the board of directors, to the extent consistent with its fiduciary duty, to deter future attempts to gain control of Bank Holdings. As a result of the ability to issue additional shares of common or preferred stock, the board has the power to issue stock to persons friendly to management in order to attempt to block a tender offer, merger or other transaction by which a third party seeks control of Bank Holdings, and thereby allow members of management to retain their positions.

The provisions described above may be considered to have an anti-takeover effect and may delay, defer or prevent a tender offer or other takeover attempt that a shareholder might consider to be in such shareholder’s best interest, including such an attempt as might result in the receipt of a premium over the market price for the shares of common stock held by such shareholder.

COMPARISON OF BANK HOLDINGS COMMON STOCK
AND NNB HOLDINGS COMMON STOCK

As a result of the merger, many of the holders of NNB Holdings common stock will become shareholders of Bank Holdings, a Nevada corporation. As a holder of Bank Holdings common stock, you will have similar (but not identical) rights to those that you currently have with your shares of NNB Holdings common stock.

The discussion below is a summary of various rights of shareholders, it is not intended to be a complete statement of all rights. The discussion is qualified in its entirety by reference to the articles of incorporation of Bank Holdings and the articles of incorporation of NNB Holdings as well as the provisions of Nevada and relevant federal law.

Authorized Capital Stock

Bank Holdings’ articles of incorporation provides for 10,000,000 shares of $0.01 par value authorized common stock and 10,000,000 shares of $0.01 par value preferred stock of which, at June 30, 2006, there were 3,447,972 shares of common stock, and no shares of preferred stock, outstanding.

NNB Holdings’ articles of incorporation provide for 5,000,000 authorized shares of common stock with $.05 par value. At June 30, 2006, there were 879,378 shares of such stock outstanding. NNB Holdings’ articles of incorporation do not provide for another class of stock.

Issuance of Common Stock and Preferred Stock

Under Bank Holdings articles of incorporation and NNB Holdings articles of incorporation, shares of common stock may be issued from time to time by their boards of directors without the approval of the shareholders. In addition, under Bank Holdings articles of incorporation, shares of preferred stock may be issued from time to time by its board of directors without the approval of the shareholders.

Liquidation Rights

In the event of liquidation, holders of common stock of Bank Holdings and NNB Holdings are entitled to similar rights to assets distributable to shareholders on a pro rata basis after satisfaction of liabilities.

Redemption Rights

Bank Holdings and NNB Holdings are empowered by Nevada law to buy their shares of stock from their shareholders at the mutual accord of the shareholder and the respective company.

Preemptive Rights

Neither Bank Holdings articles of incorporation nor NNB Holdings provide for preemptive rights.

Voting Rights

Each share of Bank Holdings’ common stock and each share of NNB Holdings’ common stock is entitled to one vote per share. The articles of incorporation for both Bank Holdings and NNB Holdings prohibit cumulative voting in the election of directors.

Cumulative voting entitles a shareholder to vote as many votes as equals the number of shares the shareholder owns multiplied by the number of directors to be elected. A shareholder may cast all his votes for a single candidate or distribute such votes among any or all of the candidates.

Shareholder Action without a Meeting

The bylaws of Bank Holdings provide that any action that is required or permitted to be taken by shareholders at an annual or special meeting may be taken by a written consent signed by the shareholders of the outstanding shares having not less than the minimum number of votes that would be necessary to authorize or take such action at a meeting at which all shares entitled to vote thereon were present and voted, except as to the election of directors, in which case all shareholders must sign such consent. The bylaws of NNB Holdings provide that any action that is required or permitted to be taken by the shareholders may be taken without a meeting, but only if a written consent resolution, setting forth the action taken, is signed by all shareholders entitled to vote on the action.

Shareholder Vote on Business Combinations

In general, approval of a business combination (a merger or sale of assets) involving Bank Holdings or NNB Holdings requires the approval of a majority of the board of directors as well as a favorable vote of not less than a majority of the outstanding shares.

Special Meetings of Shareholders

Bank Holdings’ bylaws provide that a special meeting of the shareholders may be called by, among others, a holder or holders of 25% or more of the outstanding voting shares.

NNB Holdings’ bylaws provide that a special meeting of the shareholders may be called by, among others, a holder or holders of 33% or more of the outstanding voting shares.

Dividends

Under Nevada law, a corporation (such as Bank Holdings) may not pay a dividend if, after giving effect to the dividend, (i) the corporation would not be able to pay its debts as they become due, or (ii) the corporation’s assets would be less than the sum of its total liabilities plus the amount that would be needed, if the corporation were to be dissolved at the time of distribution, to satisfy the dissolution rights of a preferred shareholders. Additionally, Bank Holdings junior subordinated debt agreement contains a provision that prohibits its paying dividends if Bank Holdings has a deferred payment of interest on outstanding trust preferred securities. Moreover, Bank Holdings is a legal entity separate and distinct from Nevada Security Bank. Because Bank Holdings is a holding company whose assets are principally the ownership of Nevada Security Bank and the 1031 exchange companies, Bank Holdings will be dependent upon dividends from Nevada Security Bank and net income from the 1031 exchange companies for cash with which to pay dividends when, and if, Bank Holdings dividend policy changes. Accordingly, Bank Holdings ability to make dividend payments to its shareholders is subject to statutory and regulatory restrictions that apply to Nevada Security Bank, which are discussed in the next paragraph.

A Nevada banking corporation, such as Nevada Security Bank, may not declare a dividend until (a) the surplus fund of the bank equals its initial stockholders’ or members’ equity, not including its initial surplus fund, (b) there has first been carried to the surplus fund 10 percent of the previous year’s net profit, and (c) the bank complies with the requirements set forth in NRS 661.025. However, in general the directors of a Nevada state bank that maintains insurance of deposits required pursuant to the provisions of the Federal Deposit Insurance Act may declare a dividend or make a distribution of so much of the net profits of the bank as they determine is expedient. The Nevada Financial Institutions Division may also restrict the payment of dividends under its general supervisory and enforcement powers.

Amendment to Charter and Bylaws

Amendments to Bank Holdings’ articles of incorporation require the approval of a majority vote of Bank Holdings’ board of directors, if applicable or by a majority of the outstanding shares of Bank Holdings voting stock. Bank Holdings’ bylaws may be amended by a majority vote of the board of directors or the affirmative vote of a majority of the total votes eligible to be voted at a duly constituted meeting of shareholders.

Amendments to NNB Holdings’ articles of incorporation require the approval of a majority vote of NNB Holdings’ board of directors, if applicable or by a majority of the outstanding shares of NNB Holdings voting stock. NNB Holdings’ bylaws may be amended by a majority vote of the board of directors, subject to change or repeal by NNB Holdings shareholders, and subject to the requirement that any bylaws provisions approved by the shareholders may not be altered, amended or repealed without the approval of a majority of the NNB Holdings’ outstanding shares

Board of Directors

Bank Holdings’ range of directors shall be not less than 3 or more than 15 with the exact number of directors fixed by a resolution of the board. The number of directors has been fixed at nine.

NNB Holdings’ range of directors shall not be less than 5 nor more than 15 with the exact number fixed by a resolution of the board or shareholders. The number of directors has been fixed at eight.

Directors of Bank Holdings and NNB Holdings are elected annually for a one year term. Removal of a director of Bank Holdings or of NNB Holdings requires a vote of two-thirds of the outstanding votes, except as provided in Section 78.335 of the Nevada Revised Statutes.

Dissenters’ Rights

The dissenters’ rights available to shareholders of Bank Holdings, a Nevada corporation, are the same as those available to NNB Holdings shareholders discussed previously in this joint proxy statement-prospectus.

Limitation of Personal Liability of Directors and Officers

Nevada state law contains provisions eliminating the personal liability of directors and officers to the corporation or its shareholders for damages for breach of fiduciary duty as a director or officer, except for acts or omissions involving intentional misconduct, fraud, or a knowing violation of law. These statutory provisions apply equally to Bank Holdings and NNB Holdings.

INFORMATION ABOUT BANK HOLDINGS AND NEVADA SECURITY BANK

Bank Holdings

Bank Holdings is a bank holding company incorporated in Nevada on January 17, 2003 and registered under the Bank Holding Company Act of 1956, as amended. Bank Holdings conducts operations through its principal subsidiary, Nevada Security Bank, a Nevada state-chartered commercial bank. Bank Holdings and Nevada Security Bank are both headquartered in Reno, Nevada at 9990 Double R Boulevard. In a bank holding company reorganization, all of the outstanding shares of Nevada Security Bank on August 29, 2003 were acquired by Bank Holding. Nevada Security Bank provides traditional commercial banking services to small and medium-sized businesses and individuals primarily in northern Nevada and Roseville, California. Granite Exchange, Inc. in Roseville, California, and Rocky Mountain Exchange, Inc., formerly Big Sky Property Exchange, of Bozeman, Montana are “qualified intermediaries” facilitating tax-deferred real estate exchanges under Section 1031 of the Internal Revenue Code and became wholly-owned subsidiaries of Bank Holdings in March 2006.

Bank Holdings also has a trust subsidiary, The Bank Holdings Statutory Trust I, a Connecticut statutory trust which was formed in November, 2005 solely to facilitate the issuance of variable rate capital trust pass through securities. This additional regulatory capital has enabled Bank Holdings to follow previously established expansion plans without an impairment of risk-based capital ratios. Pursuant to FASB Interpretation No. 46 Consolidation of Variable Interest Entities (FIN 46), The Bank Holdings Statutory Trust I is not reflected on a consolidated basis in the financial statements of Bank Holdings. Bank Holdings principal sources of income are from interest earning assets held in portfolio, as well as dividends from Nevada Security Bank.

At March 31, 2006, Bank Holdings had consolidated assets of $401 million, deposits of $317 million and stockholders’ equity of $29.3 million. In August, 2006, Bank Holdings issued 678,740 shares of its $.01 par value common stock in a private placement. 678,740 shares were sold by Bank Holdings at a sales price of $17.00 per share. Gross proceeds amounted to $11.5 million.

Bank Holdings’ Web site is: www.thebankholdings.com.

Nevada Security Bank, the principal subsidiary of Bank Holdings was incorporated under the laws of the State of Nevada on February 26, 2001, and was licensed by the Nevada Commissioner of Financial Institutions and commenced operations as a Nevada state-chartered bank on December 27, 2001. Nevada Security Bank’s website is: www.nevadasecuritybank.com.

Nevada Security Bank operates from its head office in Reno, and its branch offices in Incline Village, and northwest Reno, Nevada, as well as Roseville, California. Its Incline Village branch office is located on the north shore of Lake Tahoe, Nevada, approximately 25 miles south of Reno, Nevada, and its Roseville branch office is located in the Sacramento, California environs, about 124 miles southwest of Reno, Nevada. The Roseville branch is separately branded as Silverado Bank, a division of Nevada Security Bank; Silverado Bank also focuses on government guaranteed loans through the Small Business Administration, or SBA.

The addresses of Nevada Security Bank’s current full-service branch offices are as follows:

Reno:	9990 Double R Boulevard	Incline Village:	910 Tahoe Boulevard, Suite 101
	Reno, Nevada 98521		Incline Village, Nevada 89451
	(775) 853-8600		(775) 832-8100

Northwest	1680 Robb Drive	Roseville:	2270 Douglas Blvd., Ste 220
Reno:	Reno, Nevada 89523		Roseville, California 95991-4239
	(775) 746-9800		(916) 787-1900

Sparks	150 Isidor Ct Bldg. 2, Suite 203
Sparks, NV 89436
(775) 424-1500

As an independent community commercial bank, Nevada Security Bank offers a full range of consumer and commercial banking services primarily to the business and professional community and individuals located in two primary areas; Washoe County, Nevada and Placer County, California. Nevada Security Bank has a full complement of lending activities, including commercial and industrial, real estate construction, real estate mortgage, as well as agricultural and consumer loans, with particular emphasis on short and medium-term obligations. Nevada Security Bank’s loan portfolio is not concentrated in any one industry, although at December 31, 2005 approximately 78% of Nevada Security Bank’s loans are secured by real estate. A loan may be secured (in whole or in part) by real estate even though the purpose of the loan is not to facilitate the purchase or development of real estate.

As of December 31, 2005, the principal areas in which Nevada Security Bank directed its lending activities, and the percentage of its total loan portfolio for each of those areas, were as follows:  (i) loans secured by real estate 78.1%; (ii) commercial and industrial (including SBA) loans, 13.8%, and (iii) consumer loans 8.1%.

Nevada Security Bank offers a wide range of deposit instruments including personal and business checking accounts and savings accounts, interest-bearing negotiable order of withdrawal accounts, money market accounts and time certificates of deposit. Most of Nevada Security Bank’s deposits are attracted from individuals and from small and medium-sized business-related sources. Its deposits are insured under the Federal Deposit Insurance Act up to applicable limits, and subject to regulations by that federal agency. Nevada Security Bank is subject to periodic examinations of its operations and verification of compliance with applicable laws and regulations issued by the FDIC and the Nevada Financial Institutions Division.

As of December 31, 2005 the Nevada Security Bank had 4,196 deposit accounts with balances totaling approximately $338.2 million, compared to 3,549 deposit accounts with balances totaling approximately $188.3 million at December 31, 2004 and 2,732 deposit accounts with balances totaling approximately $148.7 million at December 31, 2003. Nevada Security Bank attracts deposits through its customer oriented product mix, competitive pricing, and convenient locations where all are provided with the highest level of customer service.

Further, it offers shared ATM and point-of-sale (POS) networks to allow customer access to national and international funds transfer networks.

In addition to the loan and deposit services Nevada Security Bank also offers a wide range of specialized services designed to attract and meet the needs of commercial customers and personal account holders. These services include cashiers’ checks, travelers’ checks and foreign drafts. Nevada Security Bank does not operate a trust department; however, it has made an arrangement with a private trust company to offer trust services to its customers on request. Most of Nevada Security Bank’s business originates from within Washoe County, Nevada; however, Placer County, California is a substantial source of additional business through Silverado Bank, a division of Nevada Security Bank. Neither Nevada Security Bank’s business nor liquidity is seasonal, and there has been no material effect upon Nevada Security Bank’s capital expenditures, earnings or competitive position as a result of federal, state or local environmental regulation.

Bank Holdings has not engaged in any material research activities relating to the development of new products or services during the last two fiscal years, however, a substantial investment of time and intellectual capital has been directed to the improvement of existing Nevada Security Bank services during the last twenty-four months. The officers and employees of the Nevada Security Bank are continually engaged in marketing activities, including the evaluation and development of new products and services, among which are “free checking” and more comprehensive electronic banking capabilities to enable the Bank to retain and improve its competitive position in its service areas. For example, alternatives for future electronic banking delivery systems are currently being evaluated in an effort to keep pace with evolving technology, and to continue to provide superior service to its various individual customers and entities.

Bank Holdings holds no patents or licenses (other than licenses required by appropriate bank regulatory agencies or cities in which Bank Holdings conducts business), franchises or concessions. Bank Holdings is not dependent on a single customer or group of related customers for a material portion of its deposits, nor is a material portion of its loans concentrated within a single industry or group of related industries, except as noted in the Management’s Discussion and Analysis of Financial Condition and Results of Operations of Bank Holdings’ Form 10-K for 2005, which is incorporated by reference. The amounts expended by Bank Holdings in compliance with new government and regulatory initiatives related to anti-terrorism, corporate responsibility, and customer privacy have increased over the past few years, and the amount specifically related to Sarbanes-Oxley Section 404 compliance is expected to significantly increase during 2006 and subsequent years.

Bank Holdings mission is to be an organization of excellence by:

•              Providing quality banking products and services, offered personally and professionally;

•              Committing its resources, energy and leadership to its communities;

•              Creating value for its shareholders;

•              Conducting its business with integrity and respect for all; and

•              Fulfilling potential opportunities for growth and development

Bank Holdings business strategy is to increase shareholder and franchise value by continuing to expand its geographic footprint through new branches, regional and/or loan production offices, and/or strategic acquisitions as they may become available. Bank Holdings expects to achieve these goals with its core group of experienced bankers, meeting the needs of its constituent shareholder, customer, and employee groups. Bank Holdings expects this will be accomplished by understanding its customers’ needs and expectations and addressing each of them in a focused and responsive fashion, on a timely basis. Further, Bank Holdings expects to constantly refine and redefine its asset and liability portfolios through growth and product line diversification, increase its base of higher yielding assets as the economic cycle strengthens, and improve its efficiency ratio as it leverages its talents and capital.

Competition

The banking business in northern Nevada and northern California generally, and in the market areas served by Nevada Security Bank specifically, is highly competitive with respect to both loans and deposits. Nevada Security Bank competes for loans and deposits with other commercial banks, savings and loan associations, finance companies, money market funds, credit unions and other financial institutions, including a number that are much larger than Nevada Security Bank. As of June 30, 2005, the most recent date for which data is available from the FDIC, there were 83 banking offices, including 50 offices of three major chain banks (Bank of America, US Bank and Wells Fargo), operating within Nevada Security Bank’s primary market areas in Washoe County. These three major chain banks were reported to have held 35.0% of the deposits in Washoe County at June 30, 2005. Further, the single Charles Schwab Bank NA, office alone holds an additional 42.0% of the county’s reported total deposits. Nevada Security Bank’s share of such market at that date was reported to be 1.47% of the county’s $11.2 billion deposit base (2.53% exclusive of Schwab), as compared to 1.73% of the county’s $9.1 billion deposit base on June 30, 2004 (2.77% exclusive of Schwab), and compared to 0.73% of the county’s $5.1 billion deposit base at June 30, 2003. At June 30, 2005, Nevada Security Bank was the second largest independent bank headquartered in northern Nevada. Of the $2.1 billion change in the county’s deposit base between June 30, 2004 and 2005, $1.3 billion or 61% was represented by the Schwab office. There has been increased competition for deposit and loan business over the last several years as a result of deregulation. Many of the major commercial banks operating in Nevada Security Bank’s market areas offer certain services, such as trust and international banking services, which Nevada Security Bank does not offer directly. Additionally, banks with larger capitalization have larger lending limits and are thereby able to serve larger customers. At March 31, 2006, the legal lending limit for Nevada Security Bank was approximately $7.5 million.

To a great extent, the super-regional state banks and multi-state chain banks also have the advantage of geographically diffused name recognition and may actively pursue wide-ranging advertising campaigns and branding tactics which are not available to a local community institution, due to economies of scale.

Further, other competitors have entered banking markets with focused products targeted at specific highly profitable customer segments. Many competitors are able to compete across geographic boundaries that are blocked to Nevada Security Bank and provide customers with alternatives to traditional banking services and nearly all significant products. These competitive trends are likely to continue.

In addition to competition from insured depository institutions, principal competitors for deposits and loans have been mortgage brokerage companies, insurance companies, investment brokerage houses, credit card companies and even retail establishments offering investment vehicles such as mutual funds, annuities and money market funds, as well as traditional bank-like services such as check access to money market funds, or cash advances on credit card accounts.

In order to compete with the other financial institutions in its principal marketing areas, Nevada Security Bank relies principally upon local promotional activities, personal contacts by its officers, directors and employees, and close connections with its communities.

Nevada Security Bank primarily targets its general commercial banking services to businesses, professional concerns, developers and individuals residing in or doing business in the greater Reno/Sparks, and Incline Village communities in northern Nevada, and the Roseville community in northern California. As an independent community bank, management emphasizes quality service, efficiency and personal attention to the needs of its customers. Nevada Security Bank’s wide range of deposit accounts is designed to attract businesses, professionals and individuals as depositors. Management of Nevada Security Bank has hired competent and professional banking staff in its branches to focus on the financial needs of its customers, and various promotional opportunities have been made available to customers through newspaper advertising and flyers.

Nevada Security Bank’s full complement of lending products includes commercial lines of credit and term loans, credit lines to individuals, checking overdraft credit lines, professional loans, SBA loans, equipment loans, accounts receivable financing and real estate and construction loans. Nevada Security Bank offers attractive and competitive programs for lot loans, owner-builders of personal residences, and commercial term real estate loan financing. Consumer loans offered include auto loans, home improvement loans, and home equity lines of credit. To accommodate borrowers with loan requests which exceed Nevada Security Bank’s legal lending limit, Nevada Security Bank has established participation arrangements with correspondent banks to facilitate approval and funding. Management of Nevada Security Bank has hired a professional and competent lending staff comprised of four commercial and real estate lenders with substantial years of knowledge, experience and expertise in the Reno/Sparks and Incline Village markets, and four such individuals in the Roseville, California market.

These individuals have expertise in consumer, real estate and commercial lending, in addition to current knowledge of government lending programs, and all areas of deposit management facilities. When competing one-on-one with the chain banks, Nevada Security Bank feels its strength lies in its capabilities at the individual level.

Nevada Security Bank offers other services including an internet banking alternative, cash management, credit cards, wire transfers, ATM networks, courier, night depository facilities, safe deposit boxes, etc. All services stress convenient, personal attention and efficient, timely presentation for the Nevada Security Bank’s clientele base.

In certain instances, Nevada Security Bank has been unable to compete for deposit acquisition business due solely to its lack of extensive and well known operating history. However, Nevada Security Bank may have other specialized services to overcome some objections to its relatively short four full years of operating history, such as those available from correspondent banks, the highly technological alternative delivery channels available through its website, and the ever-present capabilities of its well-seasoned and extraordinarily capable staff.

Nevada Security Bank’s Board of Directors, management and staff are active in local civic, charitable and community organizations and events, soliciting business referrals and generating profitable business opportunities for Nevada Security Bank. Nevada Security Bank relies on its independent status, flexibility and timely response to provide greater personal service to customers. Nevada Security Bank emphasizes personal contacts with potential customers by management, the Board of Directors and staff to develop local promotional activities and to develop specialized or streamlined services. Nevada Security Bank prides itself on being a local bank for local people and businesses.

Management and Additional Information

Certain information relating to executive compensation, benefit plans, voting securities and the principal holders thereof, certain relationships and related transactions and other related matters as to Bank Holdings is set forth in Bank Holdings annual report on Form 10-K for the year ended December 31, 2005, which accompanies this joint proxy statement-prospectus, and quarterly reports on Form 10-Q for the quarters ended March 31, 2006. Each of these reports is incorporated in this joint proxy statement-prospectus by reference. See also “Where You Can Find More Information” beginning on page 118.

Market For Bank Holdings Common Equity And Related Stockholder Matters

Market Information

Bank Holdings common stock trades on the NASDAQ Capital Market under the symbol “TBHS” and was first listed on the NASDAQ Small Cap Market beginning on March 23, 2004. Bank Holdings warrants to acquire common stock were also listed on the NASDAQ Small Cap Market on March 23, 2004. Bank Holdings warrants trade under the symbol TBHSW with each warrant exercisable to acquire one share of Bank Holdings common stock until June 30, 2006. All such warrants expire on June 30, 2006 unless extended by the board of directors of Bank Holdings. Bank Holdings issued 326,196 warrants to 334 shareholders in connection with its public stock offering in 2004.

Bank Holdings common stock has been thinly traded. The following table sets forth certain market information since January 1, 2004 through August 15, 2006 of which Bank Holdings has knowledge:

Sales Price of the Company’s

Common Stock (per share)

Quarter Ended	High	Low
March 31, 2004	$15.94	$13.24
June 30, 2004	16.90	13.50
September 30, 2004	17.24	15.50
December 31, 2004	20.70	15.75
March 31, 2005	20.47	17.55
June 30, 2005	19.48	16.10
September 30, 2005	19.48	18.10
December 31, 2005	18.95	17.24
March 31, 2006	18.89	17.40
June 30, 2006	18.99	17.55
Third Quarter 2006 thru August 15, 2006	20.45	16.87

Bank Holdings management is aware of the following securities dealers who make a market in the Company’s stock:  D.A. Davidson & Co., Lake Oswego, OR  97035; Howe Barnes Investments Inc., Chicago, IL  60603; and Mitchell Securities Corporation of Oregon, Portland, OR. Bank Holdings has made no repurchases of its stock.

Holders

As of March 31, 2006, there were approximately 1,300 stockholders of record of Bank Holdings common stock. At such date, Bank Holdings directors and executive officers owned approximately 17% of its outstanding shares. There are no other classes of common equity outstanding.

Dividends

Bank Holdings has not declared a cash dividend since inception and has used its current and retained earnings to support its rapid and continued growth. Bank Holdings does not foresee any circumstances in the immediate future in which it would consider paying cash dividends on its common stock. Additionally, Bank Holdings paid its first stock dividend of 5% to shareholders of record on December 28, 2005.

Security Ownership of Certain Beneficial Owners and Management

Bank Holdings has only one class of shares outstanding, common stock, and management of Bank Holdings knows of no person who owns, beneficially or of record, either individually or together with associates, five percent (5%) or more of the outstanding shares of the common stock of Bank Holdings, except as set forth in the table below. The following table sets forth, as of March 1, 2006, the number and percentage of shares of the outstanding common stock of Bank Holdings beneficially owned, directly or indirectly, by each of the directors, named executive officers and principal shareholders of Bank Holdings and by the directors and executive officers of Bank Holdings as a group. The shares “beneficially owned” are determined under Securities and Exchange Commission Rules, and do not necessarily indicate ownership for any other purpose. In general, beneficial ownership includes shares over which the director, named executive officer or principal shareholder has sole or shared voting or investment power and shares which such person has the right to acquire within 60 days of March 1, 2006. Unless otherwise indicated, the persons listed below have sole voting and investment powers of the shares beneficially owned. Management is not aware of any arrangements which may, at a subsequent date, result in a change of control of Bank Holdings.

	Amount and Nature of	Percent
Beneficial Owner	Beneficial Ownership	of Class(1)

Directors and Named Executive Officers:

Edward Allison(2)	35,522	1.13%
Marybel Batjer(3)	7,745	*
Joseph Bourdeau(4)	78,008	2.46%
Jack Buchold(5)	40,539	1.28%
Edward Coppin(6)	64,509	2.05%
John Donovan(7)	29,775	*
David Funk(8)	67,238	2.12%
Hal Giomi(9)	90,839	2.84%
Jesse Haw(10)	89,225	2.83%
Kelvin Moss(11)	70,305	2.24%
James Pfrommer(12)	7,745	*

All Directors and Executive Officers as a Group (11 in all)(13)	581,450	16.64%

Principal Shareholders
The Chipman First Family Limited Partnership(14)	187,835	5.99%
NAI Insurance Agency, Inc.(15)	201,885	6.44%
Glenbrook Partners(16)	201,885	6.44%

*              Represents less than one percent (1%) of the outstanding common stock of the company.

(1)           Includes shares subject to options held by the directors and executive officers that are exercisable within 60 days of March 1, 2006. These are treated as issued and outstanding for the purpose of computing the percentage of each director, named executive officer and the directors and executive officers as a group, but not for the purpose of computing the percentage of class owned by any other person.

(2)           Mr. Allison has shared voting and investment powers as to 10,872 these shares. Includes 24,650 shares acquirable by the exercise of options and 3,522 shares acquirable by the exercise of warrants.

(3)           Includes 7,745 shares acquirable by the exercise of options.

(4)           Mr. Bourdeau has shared voting and investment powers as to 13,508 of these shares. Includes 64,500 shares acquirable by the exercise of options and 1,412 shares acquirable by the exercise of warrants.

(5)           Mr. Buchold has shared voting and investment powers as to 2,289 of these shares. Includes 38,250 shares acquirable by the exercise of options and 1,239 shares acquirable by the exercise of warrants.

(6)           Mr. Coppin has shared voting and investment powers as to 39,859 of these shares. This amount includes 24,650 shares acquirable by the exercise of options and 4,421 shares acquirable by the exercise of warrants.

(Footnotes continued on the following page.)

(7)           Includes 29,775 shares acquirable by the exercise of options.

(8)           Mr. Funk has shared voting and investment powers as to 25,838 of these shares. Includes 41,400 shares acquirable by the exercise of options and 4,583 shares acquirable by the exercise of warrants.

(9)           Mr. Giomi disclaims beneficial ownership of 4,898 of these shares. This amount includes 64,500 shares acquirable by the exercise of options and 4,300 shares acquirable by the exercise of warrants.

(10)         Mr. Haw has shared voting and investment powers as to 67,200 of these shares. Includes 22,025 shares acquirable by the exercise of options and 9,450 shares acquirable by the exercise of warrants.

(11)         Mr. Moss disclaims beneficial ownership of 5,657 of these shares. Mr. Moss has shared voting and investment powers as to 33,065 of these shares. Includes 7,745 shares acquirable by the exercise of options and 7,804 shares acquirable by the exercise of warrants.

(12)         Includes 7,745 shares acquirable by the exercise of options.

(13)         Includes 332,985 shares acquirable by the exercise of options and 36,731 shares acquirable by the exercise of warrants.

(14)         The address of The Chipman First Family Limited Partnership is 5301 Longley Lane, H-115, Reno, Nevada 89511. Includes 1,050 shares acquirable by the exercise of options and 12,757 shares acquirable by the exercise of warrants.

(15)         The address of NAI Insurance Agency, Inc. is 761 Northwood Blvd., Incline Village, Nevada 89451. Includes 9,172 shares acquirable by the exercise of warrants.

(16)         The address of Glenbrook Partners is P.O. Box 12219, Zephyr Cove, Nevada 89448. Includes 9,172 shares acquirable by the exercise of warrants.

INFORMATION ABOUT NNB HOLDINGS

Business

General. NNB Holdings was incorporated in Nevada as a bank holding company in March 2005. Northern Nevada Bank was incorporated in the state of Nevada as a commercial bank in April 2000. NNB Holdings and the Bank are regulated by the FDIC and the Nevada Financial Institutions Division. NNB Holdings and the Bank are collectively referred to herein as NNB Holdings.

NNB Holdings’ deposits are insured to the maximum amount permitted by law by the FDIC. NNB Holdings’ head office is located at 3490 S. Virginia Street, Reno, Nevada. NNB Holdings has one branch office located in Carson City, Nevada at 3120 Hwy 50 East, #1. NNB Holdings owns property for a proposed branch location at Pyramid Highway and Queen Way, in Sparks, Nevada. NNB Holdings leases property at 5450 Riggins Court Suite #5, Reno, Nevada for use as its data processing center.

Banking Services. NNB Holdings offers a broad range of banking services, including checking, savings, money market accounts, certificates of deposit, commercial loans, SBA loans, commercial real estate loans and various types of consumer loans, safe deposit facilities, travelers’ checks, courier services and drive-up banking. NNB Holdings also offers internet banking services, and credit/debit cards.

From information obtained from the June 30, 2005 (the latest date of this annual publication) Deposit Market Share Report published by the FDIC, NNB Holdings’ competition and position in the markets it serves are as follows:

NNB Holdings has one office in Washoe County. As of June 30, 2005, the FDIC reported there were a total of 18 institutions in Washoe County, and NNB Holdings was ranked 14th in total deposits with $105.3 million of the $11.2 billion in total deposits in such statistical area. NNB Holdings has one office in Carson City. As of June 30, 2005, the FDIC reported there were a total of 14 institutions in Carson City, and NNB Holdings was ranked 14th in total deposits with $2.6 million of the $1.2 billion in total deposits in such statistical area.

Personnel. As of March 31, 2006, NNB Holdings had 31 full-time equivalent employees. Management considers its relations with the employees to be good.

Properties

The premises of NNB Holdings’ Carson City branch and the Data Processing Center office are leased, and NNB Holdings’ head office and the property for the proposed Sparks Branch are owned. NNB Holdings’ Carson City Branch is located at 3120 Hwy 50 East, #1, Carson City, Nevada in a one story retail center consisting of approximately 2,502 square feet with a drive up window. The Carson City branch is leased from Carmine Development LLC under a lease that expires on April 30, 2010. The lease for the Carson City branch may be renewed at the option of NNB Holdings for two additional five year periods. NNB Holdings’ Data Center office is located at 5450 Riggins Court, #5, Reno, Nevada in a one story office building consisting of approximately 5,138 square feet. The Data Center office is leased from Pitchfork Ranch Company, a Wyoming corporation under a lease that expires on August 31, 2010. The lease for the Data Center office may be renewed at the option of NNB Holdings for two additional five year periods. NNB Holdings’ head office is located at 3490 S. Virginia Street, Reno, Nevada in a two story office building consisting of approximately 10,488 square feet owned by NNB Holdings. The head office branch also has a drive up. NNB Holdings’ proposed Sparks branch will be located at Pyramid Highway and Queen Way, Sparks, Nevada on property owned by NNB Holdings. Management believes its existing facilities are adequate for its present purposes.

Legal Proceedings

From time to time, NNB Holdings may be a party to claims and legal proceedings arising in the ordinary course of business. NNB Holdings is not aware of any material pending litigation proceeding to which it is a party.

Market for NNB Holdings’ Common Equity

The common stock of NNB Holdings is not listed on any national stock exchange, and is not listed on the Over-the-Counter Bulletin Board. As of March 31, 2006, there were approximately 128 shareholders. Management of NNB Holdings is not aware of any dealers that make a market for NNB Holdings common stock.

There is and has been very little trading in NNB Holdings common stock. There were no trades of NNB Holdings common stock on May 16, 2006, the last trading day prior to the announcement of the merger. There have been no trades in the common stock of NNB Holdings since March 24, 2006, at which time 2,400 shares traded at $17.50 per share.

Security Ownership of Certain Beneficial Owners and Management

NNB Holdings knows of no person who owns, beneficially or of record, either individually or together with associates, 5 percent or more of the outstanding shares of NNB Holdings’ common stock, except as set forth in the table below. The following table sets forth, as of June 15, 2006 the number and percentage of shares of NNB Holdings’ outstanding common stock beneficially owned, directly or indirectly, by each of NNB Holdings’ directors, named executive officers and principal shareholders and by NNB Holdings’ directors and officers as a group. The shares “beneficially owned” are determined under the Securities and Exchange Commission Rules, and do not necessarily indicate ownership for any other purpose. In general, beneficial ownership includes shares over which the director, named executive officer or principal shareholder has sole or shared voting or investment power and shares which such person had the right to acquire within 60 days of June 15, 2006. Unless otherwise indicated, the persons listed below have sole voting and investment powers of the shares beneficially owned.

Beneficial Owner	Amount and Nature of Beneficial Ownership	Percent of Class (1)

Directors and Named Executive Officers:
Brett Barker (2)	39,508	4.48%
William D. Miles (3)	37,222	4.23%
Russell T. Horning (4)	19,384	2.20%
John Pinjuv (5)	11,337	1.29%
Mark Knobel (6)	10,004	1.13%
Leslie A. Flocchini (7)	7,834	0.89%
Lance Faulstich (8)	2,941	0.33%
Robert E. Hemsath (9)	48,842	5.33%
Ty A Nebe (10)	44,212	4.90%
Margaret Tarpey (11)	30,512	3.40%

Directors and Executive Officers
as a Group (10 in all)	251,796	26.13%

Principal Shareholders
Jeffrey Barker (12)	187,000	21.27%
Devere Barker (13)	162,967	18.53%

(1)                      Includes shares subject to options that are exercisable within 60 days of June 15, 2006. These are treated as issued and outstanding for the purposes of computing the percentage of each director, officer, and the directors and officers as a group, but not for the purpose of computing the percentage of class of any other person.

(2)                      Mr. Barker has shared voting and investment power as to 37,174 of these shares. Includes 2,334 shares acquirable by the exercise of options.

(3)                      Mr. Miles has shared voting and investment powers as to 37,222 of these shares.

(4)                      This amount includes 11,074 shares owned by RTH Holdings LLC of which Mr. Horning is a 50% managing member and 8,310 shares held in Mr. Horning’s IRA.

(5)                      Mr. Pinjuv has shared voting and investment powers as to 186 of these shares and 10,684 are held in Mr. Pinjuv’s IRA. Includes 467 shares acquirable by the exercise of options.

(6)                      This amount includes 4,970 shares owned by MJC Family Investments LLC of which Mr. Knobel is a 50% managing member , Mr. Knobel has shared voting and investment powers as to 400 of these shares, and 2,300 are held in Mr. Knobel’s IRA. Includes 2,334 shares acquirable by the exercise of options.

(7)                      Mr. Flocchini has shared voting and investment powers as to 5,500 of these shares. Includes 2,334 shares acquirable by the exercise of options.

(8)                      Mr. Faulstich has shared voting and investment powers as to 2,941 of these shares.

(9)                      Mr. Hemsath has shared voting and investment power as to 9,070 of these shares and 3,500 shares are held in Mr. Hemsath’s IRA. Includes 60 shares owned by minor children or children living with Mr. Hemsath and 60 shares owned by Mr. Hemsath’s spouse. Includes 36,152 shares acquirable by the exercise of options.

(10)                Mr. Nebe has shared voting and investment power as to 17,750 of these shares and 4,000 shares are held in Mr. Nebe’s IRA. Includes 22,462 shares acquirable by the exercise of options.

(11)                Mrs. Tarpey has joint voting and investment power as to 1,250 shares and 11,000 shares are held in Mrs. Tarpey’s IRA. Includes 18,262 shares acquirable by the exercise of options.

(12)                Mr. Barker is the co-trustee of the Jeffrey Barker Bank Stock Trust and has shared voting and investment power as to 183,500 of these shares and 3,500 shares are held in Mr. Barker’s IRA. Mr. Jeffrey Barker’s address is 5945 Los Altos Parkway, Suite 101, Sparks, NV, 89436.

(13)                Mr. Barker is the co-trustee of the Devere E. Barker Bank Stock Trust and has joint voting and investment power as to 162,967 of these shares. Mr. Devere Barker’s address is 5945 Los Altos Parkway, Suite 101, Sparks, NV, 89436.

NNB Holdings’ Management’s Discussion and Analysis of Financial Condition and Results of Operations

You should read the following discussion and analysis of NNB Holdings’ financial condition and results of operations together with “NNB Holdings’ Selected Financial” and NNB Holdings’ financial statements and related notes appearing elsewhere in this document. This discussion and analysis may contain forward-looking statements that involve risks, uncertainties and assumptions. NNB Holdings’ actual results may differ materially from those anticipated in these forward-looking statements as a result of many factors, including those set forth under “Risk Factors” and elsewhere in this document.

Critical Accounting Policies

NNB Holdings’ accounting policies are integral to understanding the financial results reported. NNB Holdings’ most complex accounting policies require management’s judgment to ascertain the valuation of assets, liabilities, commitments and contingencies. NNB Holdings has established detailed policies and control procedures that are intended to ensure valuation methods are well controlled and applied consistently from period to period. In addition, the policies and procedures are intended to ensure that the process for changing methodologies occurs in an appropriate manner. The following is a brief description of NNB Holdings’ current accounting policies involving significant management valuation judgments.

Allowance for Loan Losses. The allowance for loan losses represents NNB Holdings’ best estimate of the probable losses inherent in the existing loan portfolio. The allowance for loan losses is increased by the provision for loan losses charged to expense and reduced by loans charged off, net of recoveries.

NNB Holdings evaluates its allowance for loan losses quarterly. NNB Holdings believes that the allowance for loan losses, or ALLL, is a critical accounting estimate because it is based upon management’s assessment of various factors affecting the collectibility of the loans, including current economic conditions, past credit experience, delinquency status, the value of the underlying collateral, if any, and a continuing review of the portfolio of loans. For a discussion of the allowance and NNB Holdings’ methodology, see “Financial Condition – Allowance for Loan Losses.”

Like all financial institutions, NNB Holdings maintains an ALLL based on a number of quantitative and qualitative factors, including levels and trends of past due and non-accrual loans, asset classifications, loan grades, change in volume and mix of loans, collateral value, peer group loss experience, size and complexity of individual credits and economic conditions. Provisions for loan losses are provided on both a specific and general basis. Specific allowances are provided for impaired credits for which the expected/anticipated loss in measurable. General valuation allowances are based on a portfolio segmentation based on call report categories, with a further evaluation of various quantitative and qualitative factors noted above.

NNB Holdings incorporates statistics provided through the FDIC regarding loss percentages experienced by banks in the western United States to establish potential risk based on collateral type securing each loan. As an additional comparison, NNB Holdings examines local peer group banks to determine the nature and scope of their losses to date. Such examination provides a geographic-and size-specific flavor for trends in the local banking community. Finally, NNB Holdings closely examines each credit graded “Special Mention” and below to individually assess the appropriate loan loss reserve for a particular credit.

NNB Holdings periodically reviews the assumptions and formulae by which additions are made to the specific and general valuation allowances for losses in an effort to refine such allowances in light of the current status of the factors discussed.

Although NNB Holdings believes the levels of the allowance as of March 31, 2006 and December 31, 2005, were adequate to absorb probable losses in the loan portfolio, a decline in local economic, or other factors, could result in increasing losses that cannot be reasonably predicted at this time.

Results of Operations

NNB Holdings’ results of operations depend primarily on net interest income, which is the difference between interest income and interest expense. Interest income is the earnings NNB Holdings receives on its interest-earning assets, such as loans and investments, and interest expense is the expense NNB Holdings incurs on its interest-bearing liabilities, such as interest bearing deposits and other borrowings. Factors that determine the level of net income include the volume of earning assets and interest bearing liabilities, yields earned and rates paid, fee income, non-interest expense, the level of non-performing loans and other non-earning assets, and the amount of non-interest bearing liabilities supporting earning assets. Non-interest income includes service charges and other deposit related fees, and non-interest expense consists primarily of employee compensation and benefits, occupancy, equipment and depreciation expense, and other operating expenses.

Financial Overview for the Three months Ended March 31, 2006 and 2005

(Dollars in thousands, except per	Three Months Ended March 31,		Increase
share information)	2006	2005	(Decrease)

Consolidated Statement of Earnings Data:
Interest Income	$2,773	$1,877	$896
Interest Expense	1,026	504	522

Net interest income	1,747	1,373	374
Provision for loan losses	150	45	105

Net interest income after provision for loan losses	1,597	1,328	269
Non-interest income	87	16	71
Non-interest expense	1,051	853	198

Net income before income taxes	633	491	142
Provision for income taxes	210	167	43

Net income	$423	$324	$99

Earnings per share:
Basic	$0.48	$0.37	$0.11
Diluted	$0.46	$0.36	$0.10

The 30.56% increase in net income in the three months ended March 31, 2006 compared to the three months ended March 31, 2005 was attributable principally to an increase in net interest income of $374 thousand partially offset by a $105 thousand increase in the provision for loan losses and a $198 thousand increase in non-interest expense. The increase in net interest income was the result of an increase in the volume of interest-earning assets, primarily loans.

Net Interest Income and Net Interest Margin. The 27.24% increase in net interest income for the period was due (i) to an increase in interest income of $896 thousand, reflecting the effect of a $30.6 million increase in average interest-earning assets and (ii) a 4 basis points increase in net interest margin.

The average yield on NNB Holdings’ interest-earning assets was 8.09% for the three months ended March 31, 2006 compared to 6.99% for the three months ended March 31, 2005, an increase of 110 basis points. The increase in the average yield on its interest-earning assets resulted from an increase in market rates, re-pricing on its adjustable rate loans, and pricing of new loans originated to reflect the higher interest rate environment.

The cost of NNB Holdings’ average interest-bearing liabilities increased to 3.47% for the three months ended March 31, 2006 from 2.24% for the same period in 2005. The increase was primarily due to the increase in market rates, re-pricing on its adjustable rate deposits, and pricing of new deposits originated to reflect the higher interest rate environment. The average rate on savings deposits decreased from 2.06% as of March 31, 2005 to 1.14% as of March 31, 2006 primarily due to a change in the design of a specific savings product to be consistent with a time deposit product. As a result, this caused a $22.1 million decrease in average savings accounts and a similar increase to certificates of deposit. Average savings deposits were $26.2 million as of March 31, 2005 and were $4.97 million as of March 31, 2006 as a result of this product design change. Correspondingly, average certificates of deposits increased from $31.1 million as of March 31, 2005 to $81.4 million as of March 31, 2006 due to the product design change and origination of additional certificates of deposit to support loan growth.

NNB Holdings’ average rate on its interest-bearing deposits increased 1.08% from 2.19% during the three months ended March 31, 2005 to 3.27% for the three months ended March 31, 2006, reflecting increases in general market rates. NNB Holdings’ average rate paid on total deposits (including non-interest bearing deposits) increased to 3.08% for the three months ended March 31, 2006 from 1.97% for the same period in the prior year.

NNB Holdings’ net interest margin for the three months ended March 31, 2006 of 5.10% was 1 basis point lower than its net interest margin for the three months ended March 31, 2005 of 5.11%.

The following table sets forth a summary of average balances with corresponding interest income and interest expense as well as average yield and cost information for the periods presented. Average balances are derived from daily balances, and non-accrual loans are included as interest earning assets for purposes of this table.

		Three Months Ended March 31,
		2006			2005
				Average			Average
		Average		Yield or	Average		Yield or
		Balance	Interest	Cost (7)	Balance	Interest	Cost (7)
		(dollars in thousands)			(dollars in thousands)
	Assets
	Interest bearing deposits	$4,227	$40	3.84%	$4,759	$40	3.41%
	Loans (1)(2) (3)	124,297	2,642	8.62%	89,614	1,740	7.87%
	Investment Securities (3)	6,136	52	3.44%	5,498	45	3.32%
	Federal funds sold and other (4)	4,310	39	3.67%	9,015	52	2.34%
	Total interest-earning assets	$138,970	$2,773	8.09%	$108,886	$1,877	6.99%
	Non-earning assets:
	Cash and due from banks	$2,634			$2,345
	Unearned loan fees	(448)			(347)
	Allowance for loan losses	(1,505)			(1,041)

	Other assets	7,722			4,072
	Total assets	$147,373			$113,915

	Liabilities and Stockholders’ Equity
	Interest-bearing Liabilities:
Deposits	Interest-bearing demand	$4,404	$10	0.92%	$3,923	$8	0.83%
	Money Market	15,537	69	1.80%	25,858	90	1.41%
	Savings	4,970	14	1.14%	26,234	133	2.06%
	Time certificates of deposit	81,420	764	3.81%	31,092	239	3.12%
	Total interest-bearing deposits	106,331	857	3.27%	87,107	470	2.19%
	Other borrowed funds	8,560	92	4.36%	3,946	34	3.49%
	Junior Subordinated Debt	5,155	77	6.06%	—	—	—
	Total interest-bearing liabilities	120,046	$1,026	3.47%	91,053	$504	2.24%
	Non-interest-bearing liabilities
	Demand deposits	14,891			12,445
	Other liabilities	594			251
	Total liabilities	135,531			103,749
	Stockholders’ equity	11,842			10,166
	Total liabilities and stockholders’ equity	$147,373			$113,915
	Net interest income		$1,747			$1,373
	Net interest spread (5)			4.63%			4.75%
	Net interest margin (6)			5.10%			5.11%

(1)             Includes average non-accrual loans of $93 thousand and $0 as of March 31, 2006 and 2005, respectively.

(2)             Fee income is included in interest income.

(3)             Yields on loans and securities have not been adjusted to a tax-equivalent basis.

(Footnotes on the following page.)

(4)             Other includes stock in Pacific Coast Bankers’ Bank and Federal Home Loan Bank.

(5)             Net interest spread represents the average yield earned on interest earning assets less the average rate paid on interest bearing liabilities.

(6)             Net interest margin is computed by dividing net interest income by total average earning assets.

(7)             Annualized.

The following tables shows the change in interest income and interest expense and the amount of change attributable to variances in volume, rates and the combination of volume and rates based on the relative changes of volume and rates.

Three Months Ended March 31, 2006

Compared to Three Months Ended

March 31, 2005

	Net Change	Rate	Volume	Mix
		(dollars in thousands)

Interest bearing deposits	$0	$5	$(4)	$(1)

Loans	902	165	673	64

Investment Securities	7	2	5	0

Federal funds sold and other	(13)	29	(27)	(15)

Total interest income	896	201	647	48

Interest expense:

Interest-bearing demand	2	1	1	0

Money Market	(21)	25	(36)	(10)

Savings	(119)	(59)	(108)	48

Time certificates of deposit	525	53	387	85

Other borrowed funds	58	8	40	10

Junior Subordinated Debt	77	0	0	77

Total interest expense	522	28	284	210

Net interest income	$374	$173	$363	$(162)

Provision for Loan Losses. The provision for loan losses in each period is a charge against earnings in that period. The provision is that amount required to maintain the allowance for loan losses at a level that, in management’s judgment, is adequate to absorb probable loan losses inherent in the loan portfolio.

NNB Holdings’ provision for loan losses increased to $150 thousand for the three months ended March 31, 2006 as compared to $45 thousand for the three months ended March 31, 2005. The increase in the provision is a result of its periodic review of various assumptions and factors utilized in connection with determining the allowance for loan losses.

Non-Interest Income. NNB Holdings earns non-interest income primarily through fees related to services provided to deposit customers and income related to Bank Owned Life Insurance.

The following tables present, for the periods indicated, the major categories of non-interest income:

	Three Months Ended March 31,		Increase
	2006	2005	(decrease)
	(dollars in thousands)

Service charges on deposit accounts and other	$61	$16	$45
Income from Bank Owned Life Insurance	26	0	26

Total non-interest income	$87	$16	$71

The 443.75% increase in total non-interest income during the three months ended March 31, 2006 was primarily influenced by the growth of Northern Nevada Bank and an increase in income on Bank Owned Life Insurance. The Bank Owned Life Insurance was acquired in September 2005.

Non-Interest Expense. Non-interest expenses are the costs, other than interest expense and the provision for loan losses, associated with providing banking and financial services to customers and conducting business.

The following tables present, for the periods indicated, the major categories of non-interest expense:

	Three Months Ended March 31,		Increase
(Dollars in thousands)	2006	2005	(decrease)

Salaries and employee benefits	$571	$498	$73
Occupancy	142	105	37
Data processing and service charges	61	49	12
Advertising, public relations and business development	88	53	35
Professional fees	108	69	39
Other	81	79	2

Total non-interest expense	$1,051	$853	$198

The 23.21% increase in non-interest expense and the 14.66% increase in salary and benefit expense for the three months ended March 31, 2006 can be attributed to an increase in the cost of employee benefits and salaries, and increased number of staff. Occupancy increased 35.24% due to the opening of the permanent Carson City branch from the temporary location and the Bank made tenant improvements to the voucher control department which the Bank began depreciating. The 24.49% increase in data processing was the result of several factors. The Bank installed several new products, including internet banking, to provide enhanced convenience and products to the customer. Service contracts for software maintenance increased due to the initial contract period expiring resulting in new service contracts being negotiated by the vendor. The 66.04% increase in advertising, public relations, and business development was due to increased efforts to attract new business in an increasingly competitive marketplace. The 56.52% increase in professional fees was the result of increased directors’ fees and added legal expenses associated with the proposed merger.

Provision for Income Taxes. NNB Holdings recorded tax provisions of $210 thousand for the three months ended March 31, 2006 compared to $167 thousand from the same period in the prior year. NNB Holdings’ effective tax rate was approximately 34% for each period.

Financial Overview for the Years Ended December 31, 2005, and 2004

Year Ended December 31, 2005 Compared to Year Ended December 31, 2004

(Dollars in thousands, except per share	Year Ended December 31,		Increase
information)	2005	2004	(Decrease)

Consolidated Statement of Earnings Data:
Interest Income	$9,180	$6,729	$2,451
Interest Expense	3,020	1,611	1,409

Net interest income	6,160	5,118	1,042
Provision for loan losses	414	515	(101)

Net interest income after provision for loan losses	5,746	4,603	1,143
Non-interest income	198	66	132
Non-interest expense	3,603	2,833	770

Net income before income taxes	2,341	1,836	505
Provision for income taxes	790	625	165

Net income	$1,551	$1,211	$340

Earnings per share:
Basic	$1.77	$1.39	$0.38
Diluted	$1.71	$1.34	$0.37

Net income grew by 28.08% to $1.5 million for the year ended December 31, 2005 as compared to $1.2 million for the year ended December 31, 2004. Return on average assets was 1.20% and return on average stockholders’ equity was 14.75% for the year ended December 31, 2005, compared to 1.23% and 12.93%, respectively for the year ended December 31, 2004.

Net Interest Income and Net Interest Margin. The 20.36% increase in net interest income for the year ended December 31, 2005 was primarily due to an increase in interest income of $2.5 million which was partially offset by a corresponding increase of $1.4 million in interest expense. Average interest-earning assets increased to $122.4 million during 2005, reflecting NNB Holdings’ continuing growth trend. Total interest expense increased as a result of continued growth in deposits to fund loan growth.

The average yield on interest-earning assets grew to 7.45% in 2005 from 7.16% in 2004. The average yield on interest-earning assets increased as a result of ongoing increases in interest rates throughout the financial marketplace over the course of the year.

The cost of average interest-bearing liabilities increased to 2.91% in 2005 from 2.09% in 2004. This increase was consistent with increases in interest rates throughout the financial marketplace over the course of the year. The average rate on savings deposits decreased from 1.84% for December 31, 2004 to .56% for December 31, 2005 primarily due to a change in the design of a specific savings product to be consistent with a time deposit product. As a result, this caused a $16.2 million decrease in average savings accounts and a similar increase to average certificates of deposit. Average savings deposits were $29.2 million as of December 31, 2004 and $13.4 million as of December 31, 2005 as a result of this product design change. Correspondingly, average certificates of deposits increased from $28.0 million as of December 31, 2004 to $58.4 million as of December 31, 2005 due to the product design change and origination of additional certificates of deposit to support loan growth.

The following table sets forth a summary of average balances with corresponding interest income and interest expense as well as average yield and cost information for the periods presented. Average balances are derived from daily balances, and non-accrual loans are included as interest earning assets for purposes of this table.

	December 31, 2005			December 31, 2004
			Average			Average
	Average		Yield or	Average		Yield or
(Dollars in thousands)	Balance	Interest	Cost	Balance	Interest	Cost
Assets
Interest bearing deposits	$4,622	$168	3.63%	$3,648	$123	3.37%
Loans (1)(2)(3)	107,284	8,647	8.06%	79,945	6,369	7.97%
Investment Securities (3)	6,063	204	3.36%	5,096	161	3.16%
Federal funds sold and other (4)	5,271	161	3.05%	5,341	76	1.42%

Total interest-earning assets	123,240	$9,180	7.45%	94,030	$6,729	7.16%
Non-earning assets:
Cash and due from banks	2,626			2,443
Unearned loan fees	(429)			(322)
Allowance for loan losses	(1,188)			(887)
Other assets	5,229			3,232
Total assets	$129,478			$98,496

Liabilities and Stockholders’ Equity
Interest-bearing Liabilities:
Deposits
Interest-bearing demand	$4,297	$38	0.88%	$2,739	$23	0.84%
Money Market	19,065	309	1.62%	15,407	188	1.22%
Savings	13,408	75	0.56%	29,183	537	1.84%
Time certificates of deposit	58,389	2,213	3.79%	28,020	812	2.90%
Total interest-bearing deposits	95,159	2,635	2.77%	75,349	1,560	2.07%
Other borrowed funds	5,638	219	3.88%	1,830	51	2.79%
Junior Subordinated Debt	3,012	166	5.51%	—	—	—
Total interest-bearing liabilities	103,809	$3,020	2.91%	77,179	$1,611	2.09%
Non-interest-bearing liabilities
Demand deposits	14,681			11,600
Other liabilities	474			351
Total liabilities	118,964			89,130
Stockholders’ equity	10,514			9,366
Total liabilities and stockholders’ equity	$129,478			$98,496

Net interest income		$6,160			$5,118
Net interest spread(5)			4.54%			5.07%
Net interest margin(6)			5.00%			5.44%

(1)             Includes average non-accrual loans of $93 thousand and $0 at December 31, 2005 and 2004, respectively.

(2)             Fee income is included in interest income.

(3)             Yields on loans and securities have not been adjusted to a tax-equivalent basis.

(4)             Other includes stock in Pacific Coast Bankers’ Bank and Federal Home Loan Bank.

(5)             Net interest spread represents the average yield earned on interest earning assets less the average rate paid on interest bearing liabilities.

(6)             Net interest margin is computed by dividing net interest income by total average earning assets.

The following table shows the change in interest income and interest expense and the amount of change attributable to variances in volume, rates and the combination of volume and rates based on the relative changes of volume and rates.

	Year End December 31, 2005
	Compared to
	Year End December 31, 2004
(Dollars in thousands)	Net Change	Rate	Volume	Mix

Interest bearing deposits	$45	$10	$33	$2
Loans	2,278	74	2,178	26
Investment Securities	43	10	31	2
Federal funds sold and other	85	87	(1)	(1)

Total interest income	2,451	181	2,241	29

Interest expense:
Interest-bearing demand	15	1	13	1
Money Market	121	62	45	14
Savings	(462)	(374)	(290)	202
Time certificates of deposit	1,401	250	880	271
Other borrowed funds	168	20	106	42
Junior Subordinated debt	166	0	0	166
Total interest expense	1,409	(41)	754	696

Net interest income	$1,042	$222	$1,487	$(667)

Provision for Loan Losses. The provision for loan losses for the year ended December 31, 2005 was $414 thousand compared to $515 thousand in the year ended December 31, 2004. NNB Holdings experienced net loan charge-offs of $0 in 2005 compared to net loan charge offs of $249 thousand for 2004. See “Financial Condition-Loans-Non-Performing Assets.”

Non-Interest Income. The following table presents, for the periods indicated, the major categories of non-interest income:

	Year Ended December 31,
			Increase
(Dollars in thousands)	2005	2004	(decrease)

Service charges on deposit accounts and other fees	$163	$66	$97
Income from Bank Owned Life Insurance	35	0	35

Total non-interest income	$198	$66	$132

The $132 thousand, or 200.00% increase in total non-interest income for 2005 compared to 2004 was primarily due to an increase of $35 thousand in income attributable to Bank Owned Life Insurance which was acquired in September 2005 and $97 thousand increase in other fees as a result of the growth of Northern Nevada Bank.

Non-Interest Expense. The following table presents, for the periods indicated, the major categories of non-interest expense:

	Year Ended December 31,		Increase
(Dollars in thousands)	2005	2004	(decrease)

Salaries and employee benefits	$2,031	$1,573	$458
Occupancy	445	308	137
Advertising, public relations and business development	286	208	78
Data Processing and service charge	239	243	(4)
Professional fees	252	224	28
Other	350	277	73

Total non-interest expense	$3,603	$2,833	$770

The $770 thousand or 27.18% increase in total non-interest expense for 2005 as compared to 2004 was principally the result of salary and employee benefit expenses which increased to $2.0 million for the year ended December 31, 2005 compared to $1.6 million for the year ended December 31, 2004. The salary and benefit expense increase can be attributed to an increase in the expense of benefits and increased performance based incentives and the increase in full time equivalent employees from 28 at December 31, 2004 to 30 at December 31, 2005.

The $137 thousand total increase in occupancy expense, a 44.48% increase was primarily attributed to the lease of NNB Holdings’ Carson City branch in May 2005 and the opening of the remodel of NNB Holdings’ main branch in September 2005.

Professional fees increased $28 thousand or 12.50% due to legal expenses associated with forming the bank holding company, issuance of trust preferred securities, and the writing of employment contracts for the management team in 2005.

Advertising, public relations and business development increased 37.50% from $208 thousand in 2004 to $286 thousand in 2005 as a result of increased marketing surrounding the opening of the Carson City branch and additional advertising to attract new customers in an increasingly competitive marketplace.

Other expense increased $73 thousand, or 26.35%, in 2005 as a result of the increased costs  for supplies, FDIC and state assessments, director and officer insurance, Bank functions, telephone, education, and other operating losses.

Provision for Income Taxes. NNB Holdings recorded tax provisions of $790 thousand in 2005 and $625 thousand in 2004. NNB Holdings’ effective tax rates were approximately 34.00% for 2005 and 2004, which is equal to the expected effective tax rate of 34.00%.

Financial Condition

NNB Holdings’ total assets at March 31, 2006, December 31, 2005 and December 31, 2004 were $151.4 million, $147.5 million and $112.0 million, respectively. Total deposits at March 31, 2006, December 31, 2005 and December 31, 2004 were $125.0 million, $120.5 million, and $98.3 million, respectively.

Loans

NNB Holdings’ gross loans at March 31, 2006, December 31, 2005 and December 31, 2004 were $123.6 million, $127.0 million and $87.7 million, respectively, a decrease of 2.68%, and an increase of 44.72% over the prior period, respectively. NNB Holdings’ overall growth in loans from 2004 to 2006 is consistent with its historical focus and strategy to grow its loan portfolio. Since December 31, 2004, commercial real estate loans experienced the highest growth within its portfolio, growing from $57.2 million to $84.0 million at March 31, 2006, followed by commercial and industrial loans which grew from $10.5 million at December 31, 2004 to $16.7 million at March 31, 2006.

	March 31,	December 31,	December 31,
(Dollars in thousands)	2006	2005	2004

Commercial and industrial	$16,724	$16,338	$10,494
Real estate:
Commercial	83,985	86,291	57,171
Construction and land development	20,375	22,026	18,007
Residential	2,120	1,958	1,711
Consumer	384	374	362
Gross Loans	123,588	126,987	87,745

Less:
Allowance for loan losses	(1,590)	(1,440)	(1,026)
Net deferred loan fees	(428)	(501)	(325)
Net Loans	$121,570	$125,046	$86,394

The following tables show the amounts of loans outstanding as of March 31, 2006, and December 31, 2005, which, based on remaining scheduled repayments of principal, were due in one year or less, more than one year through five years, and more than five years. Lines of credit or other loans having no stated maturity and no stated schedule of repayments are reported as due in one year or less. The tables also present, for loans with maturities over one year, an analysis with respect to fixed interest rate loans and floating interest rate loans.

As of March 31, 2006

	Maturity				Rate structure for loans Maturing over
	One		Over		One Year
	year	One thru	Five	March 31,	Fixed	Floating
(Dollars in thousands)	Or less	Five years	Years	2006	Rate	Rate

Commercial and industrial	$5,920	$6,010	$4,794	$16,724	$1,944	$8,860
Real estate:
Commercial	24,336	22,978	36,671	83,985	26,774	32,875
Construction and land development	13,271	2,882	4,222	20,375	3,843	3,261
Residential	1,100	786	234	2,120	373	647
Consumer	290	94	—	384	94	—
	$44,917	$32,750	$45,921	$123,588	$33,028	$45,643

As of December 31, 2005

	Maturity				Rate structure for loans Maturing
	One		Over	December	over One Year
	year	One thru	Five	31,	Fixed	Floating
(Dollars in thousands)	or less	Five years	Years	2005	Rate	Rate

Commercial and industrial	$5,825	$5,603	$4,910	$16,338	$2,009	$8,504
Real estate:
Commercial	22,612	26,371	37,308	86,291	30,089	33,590
Construction and land development	16,135	2,307	3,584	22,026	3,505	2,386
Residential	243	1,461	254	1,958	438	1,277
Consumer	271	103	—	374	103	—
	$45,086	$35,845	$46,056	$126,987	$36,144	$45,757

Concentrations. As of March 31, 2006, in management’s judgment, a concentration of loans existed in commercial real estate-related loans. At that date, commercial real estate and construction and land development loans comprised 84.44% of gross loans. At December 31, 2005, commercial real estate and construction and land development loans comprised 85.30% of gross loans.

Although management believes the loans within this concentration have no more than the normal risk of collectibility, a substantial decline in the performance of the economy in general or a decline in real estate values in NNB Holdings’ primary market areas, in particular, could have an adverse impact on collectibility, increase the level of real estate-related non-performing loans, or have other adverse effects which alone or in the aggregate could have a material adverse effect on NNB Holdings’ business, financial condition, results of operations and cash flows.

Non-performing Assets. Generally, loans are placed on non-accrual status when they become 90 days or more past due or at such earlier time as management determines timely recognition of interest to be in doubt. Accrual of interest is discontinued on a loan when management believes, after considering economic and business conditions and collection efforts that the borrower’s financial condition is such that collection of interest is doubtful. The following table summarizes the loans for which the accrual of interest has been discontinued and loans more than 90 days past due and still accruing interest, including those loans that have been restructured, and other real estate owned, which NNB Holdings refers to as OREO:

	March 31,	December 31,	December 31,
	2006	2005	2004
	(dollars in thousands)

Non-accrual loans, not restructured	$93	$93	$—
Accruing loans past due 90 days or more	—	—	—
Restructured loans	—	—	—
Total non-performing loans	93	93	—

OREO	—	—	—
Total non-performing assets	$93	$93	$—

Selected ratio’s
NPLs to total loans	0.08%	0.07%	—
NPAs to total loans & OREO	0.08%	0.07%	—
NPAs to total assets	0.06%	0.06%	—

OREO Properties. At March 31, 2006, NNB Holdings had no OREO properties. During 2005 and 2004, NNB Holdings had no OREO properties.

Impaired Loans. “Impaired loans” are loans for which it is probable that NNB Holdings will not be able to collect all amounts due according to the original contractual terms of the loan agreement. The category of “impaired loans” is not coextensive with the category of “non-accrual loans,” although the two categories overlap. Non-accrual loans include impaired loans which are not reviewed on a collective basis for impairment, and are those loans on which the accrual of interest is discontinued when collectibility of principal and interest is uncertain or payments of principal or interest have become contractually past due 90 days. Management may choose to place a loan on non-accrual status due to payment delinquency or uncertain collectibility, while not classifying the loan as impaired, if it is probable that NNB Holdings will collect all amounts due in accordance with the original contractual terms of the loan or the loan is not a commercial, commercial real estate or an individually significant mortgage or consumer loan.

In determining whether or not a loan is impaired, NNB Holdings applies its normal loan review procedures on a case-by-case basis taking into consideration the circumstances surrounding the loan and borrower, including the collateral value, the reasons for the delay, the borrower’s prior payment record, the amount of the shortfall in relation to the principal and interest owed and the length of the delay. NNB Holdings measures impairment on a loan-by-loan basis using either the present value of expected future cash flows discounted at the loan’s effective interest rate or at the fair value of the collateral if the loan is collateral dependent, less estimated selling costs. Loans for which an insignificant shortfall in amount of payments is anticipated, but where NNB Holdings expects to collect all amounts due, are not considered impaired.

As a separate categorization, any troubled debt restructurings are defined as loans that NNB Holdings has agreed to modify by accepting below-market terms, either by granting interest rate concessions or by deferring principal and/or interest payments.

Loans aggregating $581 thousand at March 31, 2006 of which $488 thousand was 75% guaranteed by the US Small Business Administration, and $93 thousand at December 31, 2005 were designated as impaired. The total allowance for loan losses related to these loans was $215 thousand at March 31, 2006, and $46 thousand at December 31, 2005.

The amount of interest income that NNB Holdings would have recorded on non-accrual had the loans been current totaled approximately $4 thousand for the three months ended March 31, 2006 and for the year ended December 31, 2005, respectively. All payments received on loans classified as non-accrual are applied to principal, accordingly, no income on such loans was included in NNB Holdings’ net income for the three months ended March 31, 2006 and for the years ended December 31, 2005, and 2004, respectively.

Allowance for Loan Losses

NNB Holdings must maintain an adequate allowance for loan losses, or ALLL, based on a comprehensive methodology that assesses the probable losses inherent in the loan portfolio. Like all financial institutions, NNB Holdings maintains an ALLL based on a number of quantitative and qualitative factors, including levels and trends of past due and non-accrual loans, asset classifications, loan grades, change in volume and mix of loans, collateral value, historical loss experience, peer group loss experience, size and complexity of individual credits and economic conditions. Provisions for loan losses are provided on both a specific and general basis. Specific allowances are provided for impaired credits for which the expected/anticipated loss is measurable. General valuation allowances are based on a portfolio segmentation based on risk grading with a further evaluation of various quantitative and qualitative factors noted above.

NNB Holdings incorporates statistics provided through the FDIC regarding loss percentages experienced by banks in the western United States to establish potential risk based on collateral type securing each loan. As an additional comparison, NNB Holdings examines local peer group banks to determine the nature and scope of its losses to date. Such examination provides a geographic-and size-specific flavor for trends in the local banking community. Finally, NNB Holdings closely examines each credit graded Special Mention and below to individually assess the appropriate loan loss reserve for a particular credit.

NNB Holdings periodically reviews the assumptions and formulae by which additions are made to the specific and general valuation allowances for losses in an effort to refine such allowances in light of the current status of the factors described above.

Specific Allocations. All classified loans are carefully evaluated for loss portions or potential loss exposure. The evaluation occurs at the time the loan is classified and on a regular basis thereafter (at least quarterly). This evaluation is documented in an impairment worksheet relating to a specific loan or relationship. Specific allocation of reserves considers the value of the collateral, the financial condition of the borrower, and industry and current economic trends. NNB Holdings reviews the collateral value, cash flow, and tertiary support on each classified credit. Any deficiency outlined by a real estate collateral evaluation liquidation analysis, or cash flow shortfall is accounted for through a specific allocation reserve calculation for the loan.

For classified loans that are also classified as “impaired,” an allowance is established when discounted cash flows (or collateral value or observable market price) of the impaired loan is lower than the carrying value of the loan pursuant to FASB statement No. 114, “Accounting by Creditors for Impairment of Loan.”

General Allowances. NNB Holdings performs a portfolio segmentation based on various loan categories. The loss factors for each segment are determined by management based on management’s overall assessment of the overall credit quality at quarter end taking into account various quantitative and qualitative factors such as trends of past due and non-accrual loans, asset classifications, loan grades, collateral value, historical loss experience and economic conditions.

The following table sets forth the activity in NNB Holdings’ allowance for loan losses for the periods indicated:

	Three Months Ended		Year Ended
	March 31		December 31
(Dollars in thousands)	2006	2005	2005	2004

Allowance for loan losses
Beginning balance	$1,440	$1,026	$1,026	$760
Loans charged off during period:
Commercial	—	—	—	249
Construction	—	—	—	—
Commercial real estate	—	—	—	—
Residential real estate	—	—	—	—
Consumer and other	—	—	—	—
Total	—	—	—	249

Recoveries:
Commercial	—	—	—	—
Construction	—	—	—	—
Commercial real estate	—	—	—	—
Residential real estate	—	—	—	—
Consumer and other	—	—	—	—
Total	—	—	—	—

Net loans and leases charged off	—	—	—	249
Provision for loan losses	150	45	414	515

Ending balance	$1,590	$1,071	$1,440	$1,026

Gross loans	$123,588	$94,054	$126,987	$87,745
Average loans	124,297	89,614	107,284	79,945
Non-performing loans	93	—	93	—
Selected ratios:
Net charge-offs to average loans	—	—	—	0.31%
Provision for loan losses to average loans	0.12%	0.05%	0.39%	0.64%
Allowance for loan losses to loans outstanding at end of period	1.29%	1.14%	1.13%	1.17%
Allowance for loan losses to non-performing loans	1709.68%	0.00%	1548.39%	0.00%

For commercial banks generally, the “commercial and industrial loans not secured by real estate” category represents the highest risk category. This category has been the largest historical source of losses for us. As a result, NNB Holdings makes a higher allocation to this category. While the majority of NNB Holdings’ historical charge offs have occurred in the commercial portfolio, NNB Holdings believes that the allowance allocation is adequate when considering the current composition of the categories of the commercial loans and related loss factors that are utilized.

NNB Holdings’ commercial real estate loans are a mixture of new and seasoned properties, owner and non-owner occupied, retail, office, multi-family, warehouse, and some special purpose. Loans on properties are generally underwritten at a loan to value ratio of less than 75% with a minimum debt coverage ratio of 1.20.

The following table indicates management’s allocation of the allowance and the percent of loans in each category to total loans as of each of the following dates (dollars in thousands):

		Percent of	December	Percent of	December	Percent of
	March 31,	Loans in	31,	Loans in	31,	Loans in
	2006	Each	2005	Each	2004	Each
	Allocation	Category	Allocation	Category	Allocation	Category
	of the	To	of the	to	of the	to
	Allowance	Total loans	Allowance	Total loans	Allowance	Total loans
Commercial and industrial	$401	10.35%	$290	11.40%	$192	14.70%
Real estate:
Commercial	928	71.13%	893	69.63%	603	62.41%
Construction and land development	232	16.48%	231	17.14%	199	20.51%
Residential	20	1.75%	19	1.58%	21	1.95%
Consumer	9	0.29%	7	0.25%	11	0.43%
Total	$1,590	100.00%	$1,440	100.00%	$1,026	100.00%

Investments

The carrying value of NNB Holdings’ investment securities at March 31, 2006 totaled $6.1 million, compared to $6.1 million at December 31, 2005, and $4.9 million at December 31, 2004. The increases experienced year over year, are a result of the growth in its deposits. NNB Holdings’ portfolio of investment securities during the three months ended March 31, 2006, and for the years ended December 31, 2005, and 2004 consisted primarily of U.S. Government agencies, agency mortgage-backed securities and obligations of states and political subdivisions.

The carrying value of NNB Holdings’ portfolio of investment securities at March 31, 2006, December 31, 2005, and 2004 was as follows:

	Carrying
	value
	At March 31,	At December 31,
	2006	2005	2004

US Government agencies	$5,739	$5,738	$4,244
Obligations of state & political subdivisions	—	—	71
Mortgage backed securities	384	410	605

Total investment securities	$6,123	$6,148	$4,920

The following tables show the maturities of investment securities at March 31, 2006 and December 31, 2005, and the weighted average yields of such securities, excluding the benefit of tax-exempt securities:

	March 31, 2006
	(dollars in thousands)
	Within one year		After one year but within Five years		After five years but within Ten years		After Ten years
	Amount	Yield	Amount	Yield	Amount	Yield	Amount	Yield

US Government agencies	$999	2.61%	$4,740	3.83%	$—	—	$—	—

Mortgage backed securities	—	—	384	3.55%	—	—	—	—
Total investment securities	$999	2.61%	$5,124	3.53%	$—	—	$—	—

	December 31, 2005
	(dollars in thousands)
	Within one year		After one year but within Five years		After five years but within Ten years		After Ten years
	Amount	Yield	Amount	Yield	Amount	Yield	Amount	Yield

US Government agencies	$499	2.50%	$5,239	3.61%	$—	—	$—	—

Mortgage backed securities	—	—	410	3.43%	—	—	—	—

Total investment securities	$499	2.50%	$5,649	3.60%	$—	—	$—	—

Deposits

Total deposits were $125.0 million at March 31, 2006 compared to $120.5 million at December 31, 2005 and $98.3 million at December 31, 2004. Non-interest-bearing demand deposits increased to $16.9 million, or 13.53% of total deposits, at March 31, 2006, from $15.4 million, or 12.80% of total deposits, at December 31, 2005, and from $14.8 million, or 15.08% of total deposits, at December 31, 2004. Interest-bearing deposits are comprised of money market accounts, regular savings accounts, CDs of under $100,000 and CDs of $100,000 or more.

The following table shows the average amount and average rate paid on the categories of deposits for each of the years indicated (dollars in thousands):

			Year ended		Year ended
	Three months ended		December 31,		December 31,
	March 31, 2006		2005		2004
	Average	Average	Average	Average	Average	Average
	Balance	Rate	Balance	Rate	Balance	Rate

Interest-bearing demand	$4,404	0.92%	$4,297	0.88%	$2,739	0.84%

Money market	15,537	1.80%	19,065	1.62%	15,407	1.22%

Savings	4,970	1.14%	13,408	0.56%	29,183	1.84%

Time	81,420	3.81%	58,389	3.79%	28,020	2.90%

Non-interest bearing deposits	14,891	0.00%	14,681	0.00%	11,600	0.00%
Total	$121,222	2.87%	$109,840	2.40%	$86,949	1.79%

Additionally, the following table shows the maturities of CDs of $100,000 or more at March 31, 2006:

(In thousands)

Due in three months or less	$9,855
Three months through six months	8,062

Six months through twelve months	16,449
Over twelve months	4,199
Total	$38,565

Capital Resources and Subordinated Debt

Current risk-based regulatory capital standards generally require banks and bank holding companies to maintain a minimum ratio of “core” or “Tier 1” capital (consisting principally of common equity) to risk-weighted assets of at least 4%, a ratio of Tier 1 capital to adjusted total assets (leverage ratio) of at least 4% and a ratio of total capital (which includes Tier 1 capital plus certain forms of subordinated debt, a portion of the allowance for loan losses and preferred stock) to risk-weighted assets of at least 8%. Risk-weighted assets are calculated by multiplying the balance in each category of assets by a risk factor, which ranges from zero for cash assets and certain government obligations to 100% for some types of loans, an adding the products together.

Regulatory Requirements
(Greater than or equal to
stated percentage)

			Actual at
	Adequately	Well	December 31,
	Capitalized	Capitalized	2005

Tier 1 leverage capital ratio	4.00%	5.00%	10.90%
Tier 1 risk-based capital	4.00%	6.00%	12.20%
Total risk-based capital	8.00%	10.00%	13.31%

Regulatory Requirements
(Greater than or equal to
stated percentage)

			Actual at
	Adequately	Well	March 31,
	Capitalized	Capitalized	2006

Tier 1 leverage capital ratio	4.00%	5.00%	11.09%
Tier 1 risk-based capital	4.00%	6.00%	12.77%
Total risk-based capital	8.00%	10.00%	14.01%

NNB Holdings was well capitalized at March 31, 2006 and December 31, 2005 under the regulatory framework for prompt corrective action.

Contractual Obligations and Off-Balance Sheet Arrangements

In the conduct of ordinary business operations NNB Holdings routinely enters into contracts for services. These contracts may require payment for services to be provided in the future and may also contain penalty clauses for the early termination of the contracts. NNB Holdings is also a party to financial instruments with off-balance sheet risk in the normal course of business to meet the financing needs of its customers. These financial instruments include commitments to extend credit and standby letters of credit. See NNB Holdings’ Financial Statements for more information regarding its commitments.

Liquidity

The ability to have readily available funds sufficient to repay fully maturing liabilities is of primary importance to depositors, creditors and regulators. NNB Holdings’ liquidity, represented by cash and due from banks, federal funds sold and available-for-sale securities, is a result of its operating, investing and financing activities and related cash flows. In order to ensure funds are available at all times, NNB Holdings devotes resources to projecting on a monthly basis the amount of funds that will be required and maintain relationships with a diversified customer base so funds are accessible. Liquidity requirements can also be met through short-term borrowings or the disposition of short-term assets. NNB Holdings has borrowing lines at correspondent banks totaling $17 million. In addition, loans and securities are pledged to the FHLB totaling $32.9 million as of March 31, 2006.

NNB Holdings has a formal liquidity policy, and in the opinion of management, NNB Holdings’ liquid assets are considered adequate to meet its cash flow needs for loan funding and deposit cash withdrawal for the next 60-90 days. At March 31, 2006, NNB Holdings had $11.3 million in liquid assets comprised of $11.3 million in cash and cash equivalents (including fed funds sold of $8.4 million).

On a long term basis, NNB Holdings’ liquidity will be met by changing the relative distribution of its asset portfolios, i.e., reducing investment or loan volumes, or selling or encumbering assets. Further, NNB Holdings will increase liquidity by soliciting higher levels of deposit accounts through promotional activities and/or borrowing from its correspondent banks as well as the Federal Home Loan Bank of San Francisco. At the current time, NNB Holdings’ long-term liquidity needs primarily relate to funds required to support loan originations and commitments and deposit withdrawals. All of these needs can currently be met by cash flows from investment payments and maturities, and investment sales if the need arises.

NNB Holdings’ liquidity is comprised of three primary classifications: cash flows from operation activities; cash flows used in investing activities; and cash flows provided by financing activities. Net cash provided by operating activities has consisted primarily of net income adjusted for changes in certain other asset and liability accounts and certain non-cash income and expense items such as the loan loss provision, investment and other amortizations and depreciation. For the three months ended March 31, 2006 net cash provided by operating activities was $831 thousand, compared to net cash provided by operating activities of $548 thousand for the same period of 2005. For the years ended December 31, 2005, and 2004 net cash provided by operating activities was $2.2 million, and $1.9 million, respectively.

NNB Holdings’ primary investing activities are the origination of commercial real estate, commercial and consumer loans and purchase and sale of securities. NNB Holdings’ net cash used in investing activities has been primarily influenced by its loan activity. Net decrease in loans for the three months ended March 31, 2006 was $3.3 million. This decrease was due to several large commercial real estate and construction loans being paid off due to refinancing with another institution, the property being sold, or a construction loan being refinanced with permanent financing in the normal course of business. Net increases in loans for the years ended December 31, 2005 and 2004 were $39.1 million, and $21.4 million respectively.

Net cash used in provided by (used in) all investing activities was $3.4 million and ($8.5) million for the three months ended March 31, 2006 and 2005, respectively. Net cash used in all investing activities for the years ended December 31, 2005, and 2004 was $44.4 million, and $24.3 million respectively. At March 31, 2006 NNB Holdings had outstanding loan commitments of $35.0 million and outstanding letters of credit of $110 thousand. NNB Holdings anticipates that it will have sufficient funds available to meet current loan commitments.

Net cash provided by financing activities has been impacted significantly by increases in deposit levels. During the three months ended March 31, 2006, and the years ended December 31, 2005, and 2004, deposits increased by $4.5 million, $22.2 million and $25.8 million, respectively.

Federal and state banking regulations place certain restrictions on dividends paid by us. The total amount of dividends which may be paid at any date is generally limited to NNB Holdings’ retained earnings. At March 31, 2006, NNB Holdings’ retained earnings available for the payment of dividends were approximately $3.2 million. Accordingly, $12.8 million of NNB Holdings’ equity in net assets was restricted at March 31, 2006. In addition, dividends paid by NNB Holdings would be prohibited if the effect thereof would cause its capital to be reduced below applicable minimum capital requirements.

NNB HOLDINGS PROPOSAL 2:

Shareholder Approval of Certain Change in Control Payments

Summary

As described in more detail below, Robert Hemsath, Ty Nebe and Margaret Tarpey (the “Executives”) are entitled, under existing agreements with NNB Holdings and Northern Nevada Bank, to receive certain payments that are triggered by a change in control of NNB Holdings, such as the closing of the merger. Additionally, the closing of the merger will cause stock options previously granted to the Executives under the NNB Holdings Employee Stock Option Plan to vest immediately. The amount of such contractual payments, plus the value ascribed to the acceleration of the vesting of such stock options, is referred to in the discussion below as the “Change in Control Payments.”

Under applicable provisions of the Internal Revenue Code (“Code”), the payment by NNB Holdings and Northern Nevada Bank of the Change in Control Payments would constitute the payment of “parachute payments,” with resulting potential adverse tax consequences to NNB Holdings and to the Executives. However, the Code provides an exemption from the parachute payment provisions if such payments are approved by the shareholders of NNB Holdings.

Each of the Executives has entered into an agreement to give up his or her right to be paid a portion of the Change in Control Payments, unless the shareholders of NNB Holdings approve such payments.

Approval of the merger is not conditioned upon the approval by NNB Holdings’ shareholders of the payment of Change in Control Payments to the Executives. NNB Holdings’ shareholders may vote to approve the merger but not to approve the payment of the Change in Control Payments.

Parachute Payments in General

Section 280G of the Code limits the tax deductibility by the employer of certain payments to disqualified individuals that are contingent upon a change of control of the employer. A “disqualified individual” is an employee who is also an officer, shareholder or highly compensated individual, as defined in applicable Treasury regulations. The Executives are each disqualified individuals under such definition.

Payments to a disqualified individual in the nature of compensation are “parachute payments” under Code Section 280G if they are (i) contingent on a change of control, and (ii)  exceed three times a disqualified individual’s “base amount,” which as described below is based upon the disqualified individual’s average annual compensation over the preceding five years. Parachute payments that exceed one times the disqualified individual’s base amount are “excess parachute payments” and are not deductible by the employer. In addition, Code Section 4999 imposes an excise tax of 20% upon any person receiving excess parachute payments.

Code Section 280G includes an exemption to these rules for corporations that have no stock that is readily tradable on an established securities exchange or otherwise, that obtain shareholder approval of payments to disqualified individuals. Under this exemption, the payments to the disqualified individuals, if approved by the shareholders, are not deemed to be parachute payments and, as a result, the deduction disallowance rule of Code Section 280G and the excise tax of Code Section 4999 do not apply. If more than 75% of the outstanding disinterested voting power of NNB Holdings approves the payment of the Change in Control Payments to the Executives, none of the Change in Control Payments will constitute parachute payments under Code Section 280G.

Summary of Payments

NNB Holdings and Northern Nevada Bank have entered into separate Employment Agreements, each dated October 1, 2005, and Salary Continuation Agreements, each dated October 1, 2005, with each of the Executives, under which the Executives are entitled to receive payments and benefits in connection with upon the consummation of a change in control of NNB Holdings or Northern Nevada Bank. These payments will be triggered by the consummation of the merger, or in the case of severance benefits payable pursuant to the Employment Agreements, upon a termination of the Executive’s employment within a specified period following the merger.

In addition, the Executives have been granted stock options under the NNB Holdings Employee Stock Option Plan and related stock option agreements. Under the terms of the NNB Holdings Employee Stock Option Plan, all outstanding granted but unvested stock options will vest upon consummation of a change in control, such as the merger.

The Change in Control Payments that may be deemed to be parachute payments under Code Section 280G are as follows:

Estimated Value of Change in Control Payments Under Section 280G*

	Robert E. Hemsath	Ty A. Nebe	Margaret Tarpey
Multiple of total annual compensation/bonus, per Employment Agreement	$751,612.77	$574,520.64	$331,857.68
Specific amount, per Salary Continuation Agreement	$600,000.00	$500,000.00	$325,000.00
Estimated value continued medical coverage, per Employment Agreement	$9,110.22	$8,479.50	$11,226.78
Estimated value life and disability insurance coverage, per Employment Agreement	$4,365.72	$4,365.72	$2,735.20
Estimated value accelerated Vesting of Options, per Option Plan **	$46,441.93	$48,655.02	$30,805.79
Total	$1,411,530.64	$1,136,020.88	$701,675.45

______________

*                                         Not included in the table above and the discussion regarding the Change in Control Payments below are certain so-called tax “gross-up” payments to which the Executives are entitled under the Employment Agreements and Salary Continuation Agreements to which they are parties. The purpose of the gross-up payments is to pay the Executive for the amount of excise tax imposed under Code Section 280G on excess parachute payments. Based upon the amount of the Change in Control Payments payable to each of the Executives, the estimated amount of the gross-up payments would be $445,789.96 with respect to Mr. Hemsath, $365,580.22 with respect to Mr. Nebe and $176,712.19 with respect to Ms. Tarpey. However, the gross-up payments will not be required to be paid to the Executives in connection with the merger. If NNB Holdings’ shareholders approve the payment of the full amount of the Change in Control Payments to the Executives, such payments will not constitute parachute payments and no excise tax will be payable by the Executives; as a result, no gross-up payments would be required. If NNB Holdings’ shareholders do not approve payment of the full amount of the Change in Control Payments, the Executives have agreed, as described below, to relinquish their respective rights to a portion of the Change in Control Payments, such that the Change in Control Payments that they receive do not constitute parachute payments; as a result no gross-up payments would be required.

**                                  Estimate based on IRS guidelines. The amounts shown reflect, pursuant to IRS guidelines, amounts categorized as “parachute payments,” which reflect the present value of the acceleration of the stock options, and do not reflect amounts that will actually be paid to the Executives in the event that they elect to receive cash for cancelled stock options under the terms of the merger agreement. See “Effect of Approval on Amounts to be Received by Shareholders in the Merger” below.

Agreement to Submit Payments to Shareholders of NNB Holdings for Approval

Each of the Executives has agreed, in a separate written agreement between such Executive and NNB Holdings, to give up his or her right to be paid a portion of the listed Change in Control Payments, unless the shareholders of NNB Holdings approve payment of such portion of the Change in Control Payment in accordance with applicable provisions of the Code. The portion that each Executive has agreed to give up if shareholder approval is not obtained is equal to the excess of the sum of the listed Change in Control Payments over 299% of the “base amount” of compensation of the Executive, as defined in the Code (“Excess Payments”).

The “base amounts” of Mr. Hemsath, Mr. Nebe and Ms. Tarpey are $157,710.40, $107,797.00 and $119,805.20, respectively. Accordingly, the estimated value that each Executive would receive in Change in Control Payments if the payment of the Excess Payments is not approved by NNB Holdings’ shareholders is $939,976.54, $322,313.03 and $358,217.55, respectively. The estimated value of the Excess Payment with respect to each Executive (which will be paid, in addition to the foregoing amounts, if approved by NNB’s shareholders) is $939,976.54 with respect to Mr. Hemsath, $813,707.85 with respect to Mr. Nebe and $343,457.90 with respect to Ms. Tarpey. The foregoing amounts reflect the present value under IRS guidelines of the acceleration of stock options, and not the actual cash payments to which the Executives will be entitled if they elect to receive cash in consideration for the cancellation of stock options previously granted to them. See “Effect of Approval on Amounts to be Received by Shareholders in the Merger” below.

As a result, the full amount of the listed Change in Control Payments will only be paid to the Executives if the shareholders of NNB Holdings approve the Excess Payments and the merger is consummated. If the shareholders of NNB Holdings do not approve the Excess Payments and the merger is consummated, then the Executives will not receive the full amount of the Change in Control Payments, but will receive instead a reduced amount equal to equal to 299% of their respective “base amounts,” as described above.

Description of Payments

A further description of the parachute payments listed in the table above is provided below.

Employment Agreement. The Employment Agreement with each Executive provides that if a change in control occurs and within 12 months thereafter the Executive’s employment terminates involuntarily but without Cause (as defined in the Employment Agreement) or voluntarily but with Good Reason (as defined in the Employment Agreement), or if the Executive’s employment terminates voluntarily with or without Good Reason during the 90 day period beginning one year after the Change in Control, then the Executive is entitled to receive the following:

•                  Multiple of Total Annual Compensation – Each Executive is entitled to receive a multiple of his or her annual compensation. In the case of Mr. Hemsath and Mr. Nebe, the multiple is three; and in the case of Ms. Tarpey, the multiple is two. For these purposes, annual compensation is defined to mean, generally, the Executive’s “base salary” (as defined in the Employment Agreement) at the time of the change in control, plus the bonus or incentive compensation earned for the preceding calendar year ended immediately before the year in which the change in control occurs. Under this formula, the Executives are entitled to receive the amounts shown below:

Robert H. Hemsath	$751,612.77
Ty A. Nebe	$574,520.64
Margaret Tarpey	$331,857.68

•                  Continued Medical Coverage. For one year, each Executive will remain enrolled in the group health plan with the same coverage the Executive had as an active participant before employment termination; or NNB Holdings or Northern Nevada Bank will procure at their expense, and maintain, a separate individual or group policy providing substantially similar medical coverage. The estimated value of this benefit to each Executive is shown below:

Robert H. Hemsath	$9,110.22
Ty A. Nebe	$8,429.50
Margaret Tarpey	$11,226.78

•                  Continued Life and Disability Insurance Coverage. Each Executive is entitled to the life and disability insurance benefits in effect during the two years preceding his or her termination. This benefit is to continue until the first to occur of (i) the Executive’s return to employment, (ii) the Executive’s attaining age 60, (iii) the Executive’s death, or (iv) September 30, 2009 as to Messrs. Hemsath and Nebe and September 30, 2008 as to Ms. Tarpey (if the change in control occurs after September 30, 2006). The estimated present value of this benefit to each Executive is shown below:

Robert H. Hemsath	$4,365.72
Ty A. Nebe	$4,365.72
Margaret Tarpey	$2,785.25

Salary Continuation Agreement. The Salary Continuation Agreement with each Executive provides that if a change in control occurs, then Executive is entitled to the following:

•                  Specific Amount. The Salary Continuation Agreement provides that NNB Holdings and Northern Nevada Bank shall exercise discretion to terminate the agreement and pay the Executive a specific amount that varies depending on the year in which the change in control occurs. For a change in control occurring in 2006, the specific amount required to be paid is shown below:

Robert H. Hemsath	$600,000.00
Ty A. Nebe	$500,000.00
Margaret Tarpey	$325,000.00

Option Agreements. The Executives have been granted stock options under the NNB Employee Stock Option Plan and related stock option agreements, pursuant to which unvested stock options granted to the Executives immediately vest upon occurrence of a change in control. Under Code Section 280G and the regulations issued thereunder, the approximate amount required to be treated as a parachute payment to the Executives is shown below:

Robert H. Hemsath	$46,441.93	*
Ty A. Nebe	$48,655.02	*
Margaret Tarpey	$30,805.79	*

*                                        Estimate based on IRS guidelines. The amounts shown reflect, pursuant to IRS guidelines, amounts categorized as “parachute payments,” which reflect the present value of the acceleration of stock options, and do not reflect amounts that will actually be paid to the Executives in the event they elect to receive cash for cancelled stock options under the terms of the merger agreement. See “Effect of Approval on Amounts to be Received by Shareholders in the Merger” below.

Shareholder Approval of Excess Payments

The Change in Control Payments described above, if made to the Executives, constitute parachute payments under Code Section 280G, unless such payments and benefits are approved by holders of more than 75% of the disinterested shares of NNB. “Disinterested shares” means shares held by persons other than the Executives. If shareholder approval is obtained, the Change in Control Payments will be made as indicated, but they will not constitute parachute payments under Section 280G. If shareholder approval is not obtained, each Executive will receive, under the agreements described above, reduced payments and benefits equal to 299% of the Executive’s “base amount.”  In such event, because no payments and benefits to any Executive will equal or exceed three times such Executive’s base amount, none of the payments will be parachute payments under Section 280G.

NNB Holdings has entered into a Voting Agreement, dated as of May 12, 2006, with certain NNB Holdings’ shareholders, under which such NNB Holdings’ shareholders have agreed to vote the NNB Holdings’ shares owned by them in favor of approving the right of each of the Executives to receive and retain the full amount of the Change in Control Payments. The total number of shares subject to the Voting Agreement, and to similar voting agreements entered into by other NNB Holdings’ shareholders after May 12, 2006 and prior to the date of this proxy statement/prospectus, is 639,528, or 76.8% of the issued and outstanding disinterested shares of NNB common stock. NNB shareholder approval of the payment of the Excess Payments to the Executive is not a condition to the consummation of the Merger.

Effect of Approval on Amounts to be Received by Shareholders in Merger

Shares of NNB Holdings common stock will be converted in the merger into the right to receive, in the aggregate, (i) 1,388,889 shares of common stock of Bank Holdings, and (ii) $11,000,000 cash. However, the cash portion of the merger consideration will be reduced by, among other things, the amount of Change in Control Payments made by NNB Holdings. Therefore, approval of the payment of the Excess Payments to the Executives will have the effect of reducing the amount of cash that is payable with respect to shares of NNB Holdings common stock in the merger. The payment of the full amount of the Change in Control Payments (including the Excess Payments) to the Executives was factored into the pricing and negotiation of the merger consideration by both TBH and NNB Holdings. NNB Holdings will receive an opinion from Hovde Financial that the merger consideration is fair, from a financial point of view, to the shareholders of NNB Holdings.

As described above, if payment of the Excess Payments to the Executives is not approved by 75% of disinterested NNB Holdings shareholders, such Executives will be entitled to receive, pursuant to their respective agreements to give up a portion of the Change in Control Payments if such approval is not obtained, Change in Control Payments in the aggregate amount of approximately $1,152,085, which amount will, together with certain other costs and expenses specified in the merger agreement, be deducted from the cash portion of the merger consideration. If payment of the Excess Payments to the Executives is approved by NNB Holdings shareholders, the aggregate cash amount of Change in Control Payments (excluding the value ascribed to the accelerated vesting of stock options) that the Executives will be entitled to receive will be approximately $3,123,324. Accordingly, approval of the payment to the Executives of the Excess Payments by NNB Holdings shareholders will have the effect of reducing the aggregate cash portion of the merger consideration payable to NNB Holdings shareholders by approximately $1,971,240.

The figures above do not include the effect of the accelerated vesting of stock options. If the payment of the Excess Payments to the Executives is approved, the Executives will not be precluded from electing to be paid cash for stock options previously granted to them that are cancelled on the effectiveness of the merger. The aggregate amount of cash paid by Bank Holdings for cancelled stock options is, under the terms of the merger agreement, also a deduction from the aggregate cash portion of the merger consideration. Assuming for purposes of illustration only that the per share cash consideration payable in the merger is $34.50, and that each Executive elects to receive cash in consideration for stock options that are cancelled upon effectiveness of the merger, the aggregate amount payable by Bank Holdings to the Executives with respect to such cancelled stock options would be approximately $377,109 in the aggregate. At June 30, 2006, there were 879,378 shares of NNB common stock outstanding.

Background and Reasons for Recommendation of Approval

The Board of Directors of NNB Holdings considers severance and change in control arrangements, such as the Change in Control Payments payable to the Executives, to be an important aspect of the retention of experienced and qualified executive-level personnel. This is particularly the case where annual compensation payable to such persons is relatively low. Northern Nevada Bank commenced operations in October 2000, and NNB Holdings was formed in 2005. Due to the relatively brief business operations of Northern Nevada Bank, annual compensation payable to the Executives in the formative years was lower than would be expected in a larger, more fully mature financial institution. The effect of this lower annual compensation during the formative years of Northern Nevada Bank and NNB Holdings is also reflected in the calculation of the “base amount” of compensation under the Code (which, as described above, is based on average annual compensation for the five years preceding the change in control) that is used to determine the level at which change in control payments become parachute payments.

At the time the Employment Agreements and Salary Continuation Agreements were put in place in 2005, the NNB Holdings Board of Directors had no intention or expectation to sell NNB Holdings. However, when the merger proposal was received from Bank Holdings, the NNB Holdings’ Board, with the assistance of its advisors, weighed the benefits of the proposed merger to NNB Holdings’ shareholders and determined that even with the Change in Control Payments, the transaction was in the best interests of NNB Holdings and its shareholders.

The Board of Directors of NNB Holdings considered the matters described above, and the facts that (i) the payment of the full amount of the Change in Control Payments was included in the negotiation between NNB Holdings and Bank Holdings regarding the merger consideration payable in the merger, and (ii) NNB Holdings will receive the opinion of Hovde that the merger consideration payable by Bank Holdings in the merger, assuming payment of the full amount of the Change in Control Payments to the Executives and the corresponding reduction of the cash portion of the merger consideration, is fair, from a financial point of view, to the shareholders of NNB Holdings. Based on such considerations, the NNB Holdings Board of Directors believes that approval of the payment of the Excess Payments to the Executives is in the best interests of NNB Holdings’ shareholders and unanimously recommends that NNB Holdings’ shareholders vote “FOR” approval of the payment of the Excess Payments to the Executives.

INFORMATION ABOUT SUPERVISION AND REGULATION

Effect of Governmental Policies and Recent Legislation

Banking is a business that depends on rate differentials. In general, the difference between the interest rate paid on deposits and other borrowings and the interest rate received on loans extended to customers and securities held in portfolio comprise the major portion of earnings. These rates are highly sensitive to many factors that are beyond the control of Bank Holdings or NNB Holdings. Accordingly, earnings and growth are subject to the influence of domestic and foreign economic conditions, including inflation, recession and unemployment.

The commercial banking business is not only affected by general economic conditions but is also influenced by monetary and fiscal policies of the federal government and the policies of regulatory agencies, particularly the Board of Governors of the Federal Reserve (“Federal Reserve”). The Federal Reserve implements national monetary policies (with objectives such as curbing inflation and combating recession) by its open-market operations in United States Government securities, by adjusting the required level of reserves for financial institutions subject to its reserve requirements and by varying the discount rates applicable to borrowings by depository institutions. The actions of the Federal Reserve in these areas influence the growth of bank loans, investments and deposits and also affect interest rates charged on loans and paid on deposits. The nature and impact of any future changes in monetary policies cannot be predicted.

From time to time, legislation is enacted which has the effect of increasing the cost of doing business, limiting or expanding permissible activities or affecting the competitive balance between banks and other financial institutions. Proposals to change the laws and regulations governing the operations and taxation of banks, bank holding companies and other financial institutions are frequently made in Congress, in the Nevada and California legislatures and before various bank regulatory and other professional agencies.

Supervision and Regulation

The following discussion is only intended to provide summaries of significant statutes and regulations that affect the banking industry and is therefore not complete. Changes in applicable laws or regulations, and in the policies of regulators, may have a material effect on the business and prospects of Bank Holdings. Bank Holdings cannot accurately predict the nature or extent of the effects on its business and earnings that fiscal or monetary policies, or new federal or state laws, may have in the future.

General

Bank Holdings is extensively regulated under federal and state law. These laws and regulations are primarily intended to protect depositors, not shareholders. The discussion below describes and summarizes certain statutes and regulations. These descriptions and summaries are qualified in their entirety by reference to the particular statute or regulation. Changes in applicable laws or regulations may have a material effect on Bank Holdings business and prospects. Its operations may also be affected by changes in the policies of banking and other government regulators. Bank Holdings cannot accurately predict the nature or extent of the possible future effects on its business and earnings of changes in fiscal or monetary policies, or new federal or state laws and regulations.

Compliance

In order to assure that Bank Holdings is in compliance with the laws and regulations that apply to its operations, including those summarized below, it employs a compliance officer, and engages an independent compliance auditing firm. Bank Holdings is regularly reviewed by the Board of Governors of Federal Reserve System, or the Federal Reserve, and the Nevada Department of Business and Industry, Financial Institutions Division, or the Nevada FID, during which reviews such agencies assess compliance with applicable laws and regulations. Based on the assessments of outside compliance auditors and the Federal Reserve and Nevada FID, Bank Holdings believes that it materially complies with all of the laws and regulations that apply to its operations.

Federal Bank Holding Company Regulation

General. Bank Holdings and NNB Holdings are registered bank holding companies as defined in the Bank Holding Company Act of 1956, as amended, or the Bank Holding Company Act, and are therefore subject to regulation, supervision and examination by the Federal Reserve. In general, the Bank Holding Company Act limits the business of bank holding companies to owning or controlling banks and engaging in other activities closely related to banking. Bank Holdings must file reports with the Federal Reserve and must provide it with such additional information as it may require.

The Federal Reserve may require Bank Holdings to terminate an activity or terminate control or liquidate or divest certain subsidiaries, affiliates or investments when the Federal Reserve believes the activity or the control of the subsidiary or affiliates constitutes a significant risk to the financial safety, soundness or stability of any of its banking subsidiaries.

The Federal Reserve also has the authority to regulate provisions of certain bank holding company debt, including the authority to impose interest ceilings and reserve requirements on such debt. Under certain circumstances, Bank Holdings must file written notice and obtain Federal Reserve approval prior to purchasing or redeeming its equity securities. Additionally, Bank Holdings is required by the Federal Reserve to maintain certain levels of capital. See “Capital Adequacy” below for a discussion of the applicable federal capital requirements.

Financial Holding Company Status. Under the Financial Services Modernization Act of 1999, a bank holding company may apply to the Federal Reserve to become a financial holding company, and thereby engage (directly or through a subsidiary) in certain activities deemed financial in nature. Bank Holdings has not applied to become a financial holding company.

A financial holding company may affiliate with securities firms and insurance companies and engage in other activities that are financial in nature or are incidental or complementary to activities that are financial in nature. “Financial in nature” activities include:

•                                          Securities underwriting;

•                                          Dealing and market making;

•                                          Sponsoring mutual funds and investment companies;

•                                          Insurance underwriting and brokerage; merchant banking; and

•                                          Activities that the Federal Reserve, in consultation with the Secretary of the Treasury, determines from time to time to be so closely related to banking or managing or controlling banks as to be a proper incident thereto.

In order to become and remain a financial holding company, Bank Holdings must be well capitalized, well managed, and, except in limited circumstances, in satisfactory compliance with the Community Reinvestment Act. Failure to sustain compliance with such requirements or correct any non- compliance within a fixed time period could lead to divesture of subsidiary banks or require the financial holding company to conform all of its activities to those permissible for a bank holding company. A bank holding company that is not also a financial holding company can only engage in banking and such other activities determined by the Federal Reserve to be so closely related to banking or managing or controlling banks as to be a proper incident thereto.

To the extent the Financial Services Modernization Act of 1999 permits banks, securities firms and insurance companies to affiliate, the financial services industry may experience further consolidation. This consolidation could result in a growing number of larger financial institutions that offer a wider variety of financial services than Bank Holdings currently offers, and these companies may be able to aggressively compete in the markets Bank Holdings currently serves.

Holding Company Bank Ownership. The Bank Holding Company Act requires every bank holding company to obtain the prior approval of the Federal Reserve before (1) acquiring, directly or indirectly, ownership or control of any voting shares of another bank or bank holding company if, after such acquisition, it would own or control more than 5% of such shares, (2) acquiring all or substantially all of the assets of another bank or bank holding company, or (3) merging or consolidating with another bank holding company.

Holding Company Control of Nonbanks. With some exceptions, the Bank Holding Company Act also prohibits a bank holding company from acquiring or retaining direct or indirect ownership or control of more than 5% of the voting shares of any company which is not a bank or bank holding company, or from engaging directly or indirectly in activities other than those of banking, managing or controlling banks, or providing services for its subsidiaries. The principal exceptions to these prohibitions involve certain non-bank activities which, by statute or by Federal Reserve regulation or order, have been identified as activities closely related to the business of banking or of managing or controlling banks.

Transactions with Affiliates. Subsidiary banks of a bank holding company are subject to restrictions imposed by the Federal Reserve Act on extensions of credit to the holding company or its subsidiaries, on investments in their securities and on the use of their securities as collateral for loans to any borrower. These regulations and restrictions limit Bank Holdings ability to obtain funds from Nevada Security Bank for its cash needs, including funds for payment of dividends, interest and operational expenses.

Tying Arrangements. Bank Holdings is prohibited from engaging in certain tie-in arrangements in connection with any extension of credit, sale or lease of property or furnishing of services. For example, with certain exceptions, neither Bank Holdings nor Nevada Security Bank may condition an extension of credit to a customer on either (1) a requirement that the customer obtain additional services provided by Bank Holdings or (2) an agreement by the customer to refrain from obtaining other services from a competitor.

Support of Subsidiary Banks. Under Federal Reserve policy, Bank Holdings is expected to act as a source of financial and managerial strength to Nevada Security Bank. This means that Bank Holdings is required to commit, as necessary, resources to support Nevada Security Bank. Any capital loans a bank holding company makes to its subsidiary banks are subordinate to deposits and to certain other indebtedness of those subsidiary banks.

State Law Restrictions. As a Nevada corporation, Bank Holdings is subject to certain limitations and restrictions under applicable Nevada corporate law. For example, state law restrictions in Nevada include limitations and restrictions relating to indemnification of directors, maintenance of books, records, and minutes, and observance of certain corporate formalities.

Federal and State Regulation of Nevada Security Bank and Northern Nevada Bank

General. Nevada Security Bank is a Nevada state chartered commercial bank with deposits insured by the FDIC. Nevada Security Bank is not a member of the Federal Reserve System. As a result, Nevada Security Bank is subject to supervision and regulation by the Nevada FID and the FDIC. Northern Nevada Bank is also a Nevada chartered commercial bank with deposits insured by the FDIC. Northern Nevada Bank is also not a member of the Federal Reserve System. Northern Nevada Bank is subject to supervision and regulation by the Nevada FID and the FDIC. These agencies have the authority to prohibit banks from engaging in what they believe constitute unsafe or unsound banking practices.

Lending Limits. State banking law generally limits the amount of funds that a bank may lend to a single borrower to 25% of stockholders’ equity plus retained earnings and allowance for loan and lease losses.

Control of Financial Institutions. Nevada banking laws require that changes in ownership of 10% or more of a bank’s outstanding voting stock must be reported to the Nevada FID within three business days. If 20% or more of the bank’s voting power is acquired by a natural person, or 10% or more is acquired by an entity, then the acquisition may be deemed a change in control requiring prior approval of the Nevada FID.

Community Reinvestment Reinvestment. The Community Reinvestment Act requires that, in connection with examinations of financial institutions within their jurisdiction, the Federal Reserve or the FDIC evaluate the record of the financial institution in meeting the credit needs of its local communities, including low and moderate income neighborhoods, consistent with the safe and sound operation of the institution. These factors are also considered in evaluating mergers, acquisitions and applications to open a branch or facility.

Insider Credit Transactions. Banks are also subject to certain Federal Reserve restrictions on extensions of credit to executive officers, directors, principal shareholders or any related interests of such persons (i.e., insiders). Extensions of credit (1) must be made on substantially the same terms and pursuant to the same credit underwriting procedures as those for comparable transactions with persons who are neither insiders nor employees, and (2) must not involve more than the normal risk of repayment or present other unfavorable features. Banks are also subject to certain lending limits and restrictions on overdrafts to insiders. A violation of these restrictions may result in regulatory sanctions on the bank or its insiders.

Regulation of Management. Federal law sets forth circumstances under which officers or directors of a bank may be removed by the institution’s federal supervisory agency. Federal law also prohibits management personnel of a bank from serving as a director or in a management position of another financial institution whose assets exceed a specified amount or which has an office within a specified geographic area.

Safety and Soundness Standards. Federal law imposes upon banks certain non-capital safety and soundness standards. These standards cover internal controls, information systems, internal audit systems, loan documentation, credit underwriting, interest rate exposure, asset growth, compensation and benefits. Additional standards apply to asset quality, earnings and stock valuation. An institution that fails to meet these standards must develop a plan acceptable to its regulators, specifying the steps that the institution will take to meet the standards. Failure to submit or implement such a plan may subject the institution to regulatory sanctions. Under Nevada state law, if the stockholders’ equity of a Nevada state-chartered bank becomes impaired, the Commissioner of the Nevada FID will require the bank to make the impairment good. Failure to make the impairment good may result in the Commissioner’s taking possession of the bank and liquidating it.

Dividends. The principal source of Bank Holdings cash reserves will be dividends received from Nevada Security Bank. As to both Nevada Security Bank and Northern Nevada Bank, Nevada law imposes certain restrictions on a bank’s ability to pay dividends and prohibits a bank from paying dividends until (a) the surplus fund of the bank equals its initial stockholders’ or members’ equity, not including its initial surplus fund, (b) there has first been carried to the surplus fund 10 percent of the previous year’s net profit, and (c) the bank complies with the requirements set forth in NRS 661.025. However, in general the directors of a Nevada state bank that maintains insurance of deposits required pursuant to the provisions of the Federal Deposit Insurance Act may declare a dividend or make a distribution of so much of the net profits of the bank as they determine is expedient. The Nevada Financial Institutions Division may also restrict the payment of dividends under its general supervisory and enforcement powers.

Regulations of the FDIC also govern the payment of dividends by a state bank. A state bank may not pay cash dividends if doing so would reduce its capital below minimum applicable federal capital requirements or if the payment is deemed to constitute an unsafe and unsound practice. See “Capital Adequacy” below for a discussion of the applicable federal capital requirements.

Predatory Lending

The term “predatory lending,” much like the terms “safety and soundness” and “unfair and deceptive practices,” is far-reaching and covers a potentially broad range of behavior. As such, it does not lend itself to a concise or a comprehensive definition. But typically predatory lending involves at least one, and perhaps all three, of the following elements:

•                                        making unaffordable loans based on the assets of the borrower rather than on the borrower’s ability to repay an obligation, or asset-based lending;

•                                        inducing a borrower to refinance a loan repeatedly in order to charge high points and fees each time the loan is refinanced, or loan flipping; and

•                                        engaging in fraud or deception to conceal the true nature of the loan obligation from an unsuspecting or unsophisticated borrower.

Federal Reserve Board regulations aimed at curbing such lending significantly widened the pool of high-cost home-secured loans covered by the Home Ownership and Equity Protection Act of 1994, a federal law that requires extra disclosures and consumer protections to borrowers. The following triggers coverage under the Home Ownership and Equity Protection Act of 1994:

•                                          interest rates for first lien mortgage loans in excess of 8 percentage points above comparable Treasury securities,

•                                          subordinate-lien loans of 10 percentage points above Treasury securities, and

•                                          fees such as optional insurance and similar debt protection costs paid in connection with the credit transaction, when combined with points and fees if deemed excessive.

In addition, the regulation bars loan flipping by the same lender or loan servicer within a year. Lenders also will be presumed to have violated the law — which says loans should not be made to people unable to repay them — unless they document that the borrower has the ability to repay. Lenders that violate the rules face cancellation of loans and penalties equal to the finance charges paid. Bank Holdings does not expect these rules and potential state action in this area to have a material impact on its financial condition or results of operation.

Privacy

Federal banking rules limit the ability of banks and other financial institutions to disclose non-public information about consumers to nonaffiliated third parties. Pursuant to these rules, financial institutions must provide:

•                                          initial notices to customers about their privacy policies, describing the conditions under which they may disclose nonpublic personal information to nonaffiliated third parties and affiliates;

•                                          annual notices of their privacy policies to current customers; and

•                                          a reasonable method for customers to “opt out” of disclosures to nonaffiliated third parties.

These privacy provisions affect how consumer information is transmitted through diversified financial companies and conveyed to outside vendors. Bank Holdings has implemented its privacy policies in accordance with the law. Similar state laws also limit the ability of banks and other financial institutions to disclose non-public information about consumers to nonaffiliated third parties.

Interstate Banking and Branching

The Riegle-Neal Interstate Banking and Branching Efficiency Act of 1994, or the Interstate Act, generally authorizes interstate branching. Currently, bank holding companies may purchase banks in any state, and banks may merge with banks in other states, as long as the home state of neither merging bank has opted out under the legislation. The Interstate Act requires regulators to consult with community organizations before permitting an interstate institution to close a branch in a low-income area.

Nevada has enacted “opting in” legislation authorizing interstate mergers pursuant to the Interstate Act. The Nevada statute permits out-of-state banks and bank holding companies meeting certain requirements to maintain and operate the Nevada branches of a Nevada bank with which the out-of-state company engaged in an interstate combination. An out-of-state depository without a branch in Nevada, or an out-of-state holding company without a depository institution in Nevada, must first acquire the Nevada institution itself or its charter, before it can establish a de novo branch or acquire a Nevada branch through merger.

Deposit Insurance

Nevada Security Bank’s deposits are currently insured to a maximum of $100,000 per depositor through the Bank Insurance Fund administered by the FDIC. Nevada Security Bank is required to pay deposit insurance premiums, which are assessed semiannually and paid quarterly. The premium amount is based upon a risk classification system established by the FDIC. Banks with higher levels of capital and a low degree of supervisory concern are assessed lower premiums than banks with lower levels of capital or a higher degree of supervisory concern.

The FDIC is also empowered to make special assessments on insured depository institutions in amounts determined by the FDIC to be necessary to give it adequate assessment income to repay amounts borrowed from the U.S. Treasury and other sources or for any other purpose the FDIC deems necessary.

Capital Adequacy

Regulatory Capital Guidelines. Federal bank regulatory agencies use capital adequacy guidelines in the examination and regulation of bank holding companies and banks. The guidelines are “risk-based,” meaning that they are designed to make capital requirements more sensitive to differences in risk profiles among banks and bank holding companies.

Tier I and Tier II Capital. Under the guidelines, an institution’s capital is divided into two broad categories, Tier I capital and Tier II capital. Tier I capital generally consists of common stockholders’ equity, surplus and undivided profits. Tier II capital generally consists of the allowance for loan losses, hybrid capital instruments, and subordinated debt. The sum of Tier I capital and Tier II capital represents an institution’s total capital. The guidelines require that at least 50% of an institution’s total capital consist of Tier I capital.

Risk-based Capital Ratios. The adequacy of an institution’s capital is gauged primarily with reference to the institution’s risk weighted assets. The guidelines assign risk weightings to an institution’s assets in an effort to quantify the relative risk of each asset and to determine the minimum capital required to support that risk. An institution’s risk weighted assets are then compared with its Tier I capital and total capital to arrive at a Tier I risk-based ratio and a total risk-based ratio, respectively. The guidelines provide that an institution must have a minimum Tier I risk-based ratio of 4% and a minimum total risk-based ratio of 8%.

Leverage Ratio. The guidelines also employ a leverage ratio, which is Tier I capital as a percentage of total assets less intangibles, to be used as a supplement to risk-based guidelines. The principal objective of the leverage ratio is to constrain the maximum degree to which a bank holding company may leverage its equity capital base. The minimum leverage ratio is 3%; however, for all but the most highly rated bank holding companies and for bank holding companies seeking to expand, regulators generally expect an additional cushion of at least 1% to 2%.

Prompt Corrective Action. Under the guidelines, an institution is assigned to one of five capital categories depending on its total risk-based capital ratio, Tier I risk-based capital ratio, and leverage ratio, together with certain subjective factors. The categories range from “well capitalized” to “critically undercapitalized.”  Institutions that are deemed to be “undercapitalized,” depending on the category to which they are assigned, are subject to certain mandatory supervisory corrective actions.

Corporate Governance and Accounting Legislation

Sarbanes-Oxley Act of 2002. On July 30, 2002, the Sarbanes-Oxley Act of 2002, or SOX, was signed into law to address corporate and accounting fraud. SOX establishes a new accounting oversight board that will enforce auditing standards and restricts the scope of services that accounting firms may provide to their public company audit clients. Among other things, SOX also (i) requires chief executive officers and chief financial officers to certify to the accuracy of periodic reports filed with the SEC; (ii) imposes new disclosure requirements regarding internal controls, off-balance-sheet transactions, and pro forma (non-GAAP) disclosures; (iii) accelerates the time frame for reporting of insider transactions and periodic disclosures by public companies; and (iv) requires companies to disclose whether or not they have adopted a code of ethics for senior financial officers and whether the audit committee includes at least one “audit committee financial expert.”

Under SOX, the SEC is required to regularly and systematically review corporate filings, based on certain enumerated factors. To deter wrongdoing, SOX: (i) subjects bonuses issued to top executives to disgorgement if a restatement of a company’s financial statements was due to corporate misconduct; (ii) prohibits an officer or director from misleading or coercing an auditor; (iii) prohibits insider trades during pension fund “blackout periods”; (iv) imposes new criminal penalties for fraud and other wrongful acts; and (v) extends the period during which certain securities fraud lawsuits can be brought against a company or its officers.

As a public reporting company, Bank Holdings is subject to the requirements of SOX and related rules and regulations issued by the SEC and Nasdaq. Bank Holdings anticipates that it will incur additional expense as a result of the Act, but does not expect that such compliance will have a material impact on its business. However, other non-interest expense items, including professional expenses and other costs related to compliance with the reporting requirements of the securities laws and compliance with the Sarbanes-Oxley Act of 2002, will increase significantly.

Anti-terrorism Legislation

USA Patriot Act of 2001. On October 26, 2001, President Bush signed the Uniting and Strengthening America by Providing Appropriate Tools Required to Intercept and Obstruct Terrorism, or the Patriot Act, of 2001. Among other things, the Patriot Act (i) prohibits banks from providing correspondent accounts directly to foreign shell banks; (ii) imposes due diligence requirements on banks opening or holding accounts for foreign financial institutions or wealthy foreign individuals (iii) requires financial institutions to establish an anti-money-laundering compliance program, and (iv) eliminates civil liability for persons who file suspicious activity reports. The Patriot Act also increases governmental powers to investigate terrorism, including expanded government access to account records. The Department of the Treasury is empowered to administer and make rules to implement the Patriot Act. While Bank Holdings believes the Patriot Act may, to some degree, affect its recordkeeping and reporting expenses, it does not believe that it will have a material adverse effect on Bank Holdings business and operations.

WHERE YOU CAN FIND MORE INFORMATION

Bank Holdings files annual, quarterly and current reports, proxy statements and other information with the Securities and Exchange Commission. You may read and copy any reports, statements or other information that Bank Holdings files at the Commission’s public reference rooms in Washington, D.C., New York, New York and Chicago, Illinois. Please call the Commission at (800) SEC-0330 for further information on the public reference rooms. The Commission also maintains an Internet World Wide Web site at “http://www.sec.gov” at which reports, proxy and information statements and other information regarding Bank Holdings are available.

Bank Holdings has filed with the Securities and Exchange Commission a registration statement on Form S-4 under the Securities Act of 1933 relating to the shares of Bank Holdings common stock to be issued in connection with the merger. This joint proxy statement-prospectus also constitutes the prospectus of Bank Holdings filed as part of the registration statement but does not contain all the information set forth in the registration statement and exhibits thereto. You may copy and read the registration statement and its exhibits at the public reference facilities maintained by the Securities and Exchange Commission at the address set forth above. Statements contained in this joint proxy statement-prospectus as to the contents of any contract or other document referred to herein are not necessarily complete, and in each instance reference is made to the copy of that contract or other document filed as an exhibit to the registration statement, each such statement being qualified in all respects by such reference.

The SEC allows Bank Holdings to “incorporate by reference” into this document, which means that Bank Holdings can disclose important information to you by referring you to another document filed separately with the SEC. The information incorporated by reference is considered to be part of this document, except for any information superseded by information contained in later filed documents incorporated by reference in this document. Bank Holdings incorporates by reference the respective documents filed by it with the SEC listed below and any future filings made by it with the SEC under Sections 13(a), 13(c), 14 or 15(d) of the Exchange Act prior to the election deadline date.

Bank Holdings SEC Filings (File # 000-50645)	Period/Date

Annual Report on Form 10-KSB	Year ended December 31, 2005
Quarterly Reports on Form 10-Q	Quarter ended March 31, 2006
Current Reports on Form 8-K	January 4, 2006, January 27, 2006, February 9, 2006, February 23, 2006, February 28, 2006, May 8, 2006, May 15, 2006, May 16, 2006 and May 18, 2006.

Documents filed by Bank Holdings with the SEC also are available from Bank Holdings without charge, excluding all exhibits unless specifically incorporated by reference in this joint proxy statement-prospectus, by requesting them in writing or by telephone from:

Jack Buchold

Chief Financial Officer

The Bank Holdings

9990 Double R Boulevard

Reno, Nevada 89521

(775) 853-8600

If you would like to request documents, please do so by September 27, 2006 to receive them before the meeting.

Bank Holdings has supplied all information contained in the joint proxy statement-prospectus relating to Bank Holdings and NNB Holdings has supplied all such information relating to NNB Holdings.

In deciding how to vote, you should rely only on the information contained in this proxy statement – prospectus or incorporated herein by reference. Neither Bank Holdings nor NNB Holdings has authorized any person to provide you with any information that is different from what is contained in this joint proxy statement-prospectus. This joint proxy statement-prospectus is dated August 15, 2006. You should not assume that the information contained in this joint proxy statement-prospectus is accurate as of any date other than such date, and neither the mailing to you of this joint proxy statement-prospectus nor the issuance to you of shares of Bank Holdings common stock will create any implication to the contrary. This joint proxy statement-prospectus does not constitute an offer to sell or a solicitation of any offer to buy any securities, or the solicitation of a proxy in any jurisdiction in which, or to any person to whom, it is unlawful.

LEGAL MATTERS

Certain legal matters with respect to Bank Holdings, including the validity of the shares of Bank Holdings common stock to be issued in connection with the merger, will be passed upon for Bank Holdings by Gary Steven Findley & Associates, Anaheim, California. As of the date of this joint proxy statement-prospectus, members of Gary Steven Findley & Associates owned an aggregate of approximately 2,450 shares of Bank Holdings common stock.

EXPERTS

The consolidated financial statements of NNB Holdings as of December 31, 2005 and 2004, and for the years then ended contained in this joint proxy statement-prospectus have been audited by McGladrey & Pullen, LLP, independent public auditors, as indicated in their report with respect thereto and are included herein in reliance upon the authority of said firm as experts in giving said reports.

The consolidated financial statements of Bank Holdings appearing in Bank Holdings’ 2005 annual report (Form 10-KSB) are incorporated in this joint proxy statement-prospectus by reference. Bank Holding’s consolidated financial statements as of December 31, 2005 and for the year then ended that are included in The Bank Holdings’ consolidated financial statements as of December 31, 2005 and for the year ended December 31, 2005 that are included in Bank Holdings 2005 annual report have been audited by Moss Adams, independent registered public accounting firm, as indicated in their report with respect thereto and have been so incorporated in reliance upon the authority of said firm as experts in giving said reports. Bank Holdings’ consolidated financial statements as of December 31, 2004 and for each of the two years in the period ended December 31, 2004 that are included in Bank Holdings 2005 annual report have been audited by McGladrey & Pullen, LLP, independent registered public accounting firm, as indicated in their report with respect thereto and have been so incorporated in reliance upon the authority of said firm as experts in giving said reports.

OTHER BUSINESS

The parties are not aware of any business to come before either of the special meetings other than those matters described in this joint proxy statement-prospectus. However, if any other matters should properly come before the respective meetings, it is intended that the proxies solicited hereby will be voted with respect to those other matters in accordance with the judgment of the persons voting the proxies.

NNB Holdings Inc. and Subsidiary

Consolidated Balance Sheets

March 31, 2006 and December 31, 2005 (unaudited)

	March 31, 2006	December 31. 2005
	(dollars in thousands)
Assets
Cash and due from banks	$2,911	$3,839
Federal funds sold	8,360	—
Cash and cash equivalents	11,271	3,839

Interest bearing deposits at other financial institutions	3,960	4,059
Investment in Federal Home Loan Bank (FHLB) and Pacific Coast Bankers Bank (PCBB) stock	517	511
Securities available for sale	102	113
Securities held to maturity	6,021	6,035
Loans, net of allowance for loan losses of $1,590 for 2006 and $1,440 for 2005	121,570	125,046
Premises and equipment, net	3,245	3,261
Accrued interest receivable	624	622
Deferred tax assets	431	431
Bank owned life insurance	3,311	3,285
Other assets	322	305
Total assets	$151,374	$147,507

Liabilities and Stockholders’ Equity
Deposits:
Non-interest bearing demand	$16,924	$15,434
Interest bearing:
Demand	23,976	19,349
Savings	5,109	4,940
Time, $100,000 or more	38,565	38,957
Other time	40,463	41,865
Total deposits	125,037	120,545

Accrued interest payable and other liabilities	659	408
Federal funds purchased	—	1,315
Junior subordinated debt	5,155	5,155
Other borrowed funds	8,500	8,500
Total liabilities	139,351	135,923
Commitments and Contingencies (Note 4)

Stockholders’ Equity
Common stock	44	44
Additional paid-in-capital	8,753	8,737
Retained earnings	3,227	2,804
Accumulated other comprehensive loss	(1)	(1)
Total stockholders’ equity	12,023	11,584
Total liabilities and stockholders’ equity	$151,374	$147,507

See notes to unaudited consolidated financial statements

NNB Holdings Inc. and Subsidiary

Consolidated Statements of Income and Comprehensive Income

For the three months ended March 31, 2006 and 2005 (Unaudited)

	2006	2005
	(dollars in thousands, except per share information)
Interest and dividend income:
Loans	$2,642	$1,740
Securities	52	45
Federal funds sold and other	79	92
Total interest and dividend income	2,773	1,877

Interest expense on:
Deposits	857	470
Other	169	34
	1,026	504

Net interest income	1,747	1,373

Provision for loan losses	150	45
Net interest income after provision for loan losses	1,597	1,328

Other income:
Service charges on deposit accounts and other	61	16
Income from bank owned life insurance	26	—
	87	16
Other expenses:
Salaries and employee benefits	571	498
Occupancy	142	105
Data processing and service charges	61	49
Advertising, public relations and business development	88	53
Professional fees	108	69
Other	81	79
	1,051	853

Income before income taxes	633	491
Income tax expense	210	167

Net income	$423	$324

Comprehensive income	$423	$323

Earnings per share:
Basic	$0.48	$0.37
Diluted	$0.46	$0.36

See notes to unaudited consolidated financial statements

NNB Holdings

Consolidated Statements of Cash Flows

For the three months ended March 31, 2006 and 2005 (Unaudited)

	2006	2005
	(dollars in thousands)
Cash Flows from Operating Activities:
Net income	$423	$324
Adjustments to reconcile net income to net cash provided by operating activities:
Depreciation of premises and equipment	72	69
Provision for loan losses	150	45
Other operating activities	186	110

Net cash provided by operating activities	831	548

Cash Flows from Investing Activities
Net (increase) decrease in loans	3,326	(6,204)
Other investing activities	83	(2,293)

Net cash provided by (used in) investing activities	3,409	(8,497)

Cash Flows from Financing Activities:
Net increase (decrease) in deposits	4,492	(5,726)
Increase (decrease) in federal funds purchased and borrowings	(1,316)	2,500
Exercise of stock options, including $3 relating to tax benefit resulting from the disqualifying dispositions of common stock	16	—

Net cash provided by (used in) financing activities	3,192	(3,226)

Increase (decrease) in cash and cash equivalents	7,432	(11,175)

Cash and cash equivalents, beginning of period	3,839	12,262

Cash and cash equivalents, end of period	$11,271	$1,087

See notes to unaudited consolidated financial statements

NNB HOLDINGS, INC.

Notes to Unaudited Consolidated Financial Statements

Note 1.   Nature of Business and Summary of Significant Accounting Policies

Nature of business

NNB Holdings, Inc. (NNB) is a Nevada corporation established as a bank holding company. Northern Nevada Bank (the Bank), a Nevada state chartered bank, is a wholly owned subsidiary of NNB. The Bank provides a full range of banking services to commercial and consumer customers through two branches located in the Reno and Carson City, Nevada areas. The Bank’s business is concentrated in Northern Nevada and is subject to the general economic conditions of this area.

The accounting and reporting policies of NNB conform to accounting principles generally accepted in the United States of America and general industry practices. NNB and the Bank are collectively referred to herein as the Company.

A summary of the Company’s significant accounting policies is as follows:

Use of estimates

The preparation of financial statements requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates. A material estimate that is particularly susceptible to significant change in the near term relates to the determination of the allowance for loan losses.

Interim financial information

The accompanying unaudited consolidated financial statements as of March 31, 2006 and 2005 have been prepared in condensed format, and therefore do not include all of the information and footnotes required by generally accepted accounting principles for complete financial statements.

The information furnished in these interim statements reflects all adjustments which are, in the opinion of management, necessary for a fair statement of the results for each respective period presented. Such adjustments are of a normal recurring nature. The results of operation in the interim statements are not necessarily indicative of the results that may be expected for any other quarter or for the full year. Condensed financial information as of December 31, 2005 has been presented next to the interim consolidated balance sheet for informational purposes.

A statement of stockholders’ equity is not included as part of these interim financial statements since there have been no material changes in the capital structure of the Company during the quarter ended March 31, 2006.

Stock options

The Company has adopted the Employee Stock Option Plan under which options to acquire common stock of the Company may be granted to employees, officers or directors at the discretion of the Board of Directors. This plan allows for the granting of 123,500 stock options. At March 31, 2006, there were 2,000 stock options available under this plan.

The Company has adopted the Director Nonqualified Stock Option Plan under which options to acquire common stock of the Company may be granted to directors at the discretion of the Board of Directors. This plan allows for the granting of 16,350 stock options. At March 31, 2006, there were 946 options available to grant under this plan.

Effective January 1, 2006 (the adoption date), the Company adopted the provisions of FASB Statement of Financial Accounting Standard (SFAS) No. 123 (revised 2004), or SFAS 123R, Share-Based Payment , requiring the measurement and recognition of all share-based compensation under the fair value method. The Company has adopted SFAS 123R using the prospective method for options granted prior to adoption of SFAS 123(R). Under the Company’s transition method, SFAS

123R applies to new awards and to awards that were outstanding on the adoption date that are subsequently modified, repurchased or cancelled. The Company has not granted any stock options since the adoption date of January 1, 2006. Accordingly, the Company has not recorded any stock option expense for the period ended March 31, 2006.

Prior to the adoption of SFAS 123R, the Company accounted for stock option grants using the recognition and measurement principles of APB Opinion No. 25, Accounting for Stock Issued to Employees, and related interpretations. No stock-based compensation was reflected in net income, as all options are required by the Plans to be granted with an exercise price equal to the estimated fair value of the underlying common stock on the date of grant. Prior period financial statements have not been adjusted to reflect fair value of share-based compensation expense under SFAS 123R.

Also prior to the adoption of SFAS 123R, the Company applied the disclosure provisions of SFAS 123, Accounting for Stock-Based Compensation . SFAS 123 required the disclosure of the pro forma impact on net income and earnings per share if the value of the options were calculated at fair value. SFAS 123 permitted private companies to calculate the fair value of stock options using the minimum value method while public companies were required to use a fair value model. The Company used the minimum value method to calculate the fair value of stock options.

A summary of option activity under the Employee Stock Option Plan and the Director Nonqualified Stock Option Plan for the three months ended March 31, 2006, and changes during the period then ended is presented below:

	Shares	Weighted Average Exercise Price
Outstanding options, beginning of year	118,026	$11.37
Granted	—	—
Exercised	1,000	13.20
Forfeited	2,000	13.90

Outstanding options, end of period	115,026	$11.31

Options exercisable, end of period	85,545	$10.39

The weighted average remaining contractual term of outstanding options as of March 31, 2006 was 5.9 years, with an aggregate intrinsic value of approximately $712,000. The weighted average remaining contractual term of options exercisable at March 31, 2006 was 5.3 years, with an aggregate intrinsic value of approximately $612,000.

The total intrinsic value of options exercised during the quarters ending March 31, 2006 was approximately $4,300. The intrinsic value as of March 31, 2006 was computed using the most recent stock trade information known by management of $17.50.

No stock options were granted during the three months ended March 31, 2005. A summary of the status of the Company’s nonvested shares as of March 31, 2006, and changes during the period ended March 31, 2006, is presented below:

	Shares	Weighted Average Exercise Price
Nonvested balance, beginning of year	32,581	$13.85

Granted	—	—

Vested	2,100	10.48

Forfeited	2,000	13.90

Nonvested balance, end of period	28,481	$14.10

The following table illustrates the effect on net income and earnings per share had the Company applied the fair value recognition method of SFAS 123 for the three months ended March 31:

	2006	2005
	(dollars in thousands, except per share data)
Net income:

As reported	$423	$324
Deduct total stock-based employee compensation expense determined under minimum value based method for all awards, net of related tax effects for non-qualified stock options	(24)	(37)
Proforma	$399	$287

Basic earnings per share - As reported	$0.48	$0.37

Basic earnings per share - Pro forma	$0.45	$0.33

Diluted earnings per share - As reported	$0.46	$0.36

Diluted earnings per share - Pro forma	$0.43	$0.32

Prior to the adoption of SFAS 123R, all tax benefits resulting from the exercise of stock options were presented as operating cash inflows in the consolidated statements of cash flows, in accordance with the provisions of the Emerging Issues Task Force (EITF) Issue No. 00-15, Classification in the Statement of Cash Flows of the Income Tax Benefit Received by a Company upon Exercise of a Nonqualified Employee Stock Option . SFAS 123R requires the benefit of tax deductions in excess of the compensation cost recognized for those options to be classified as financing cash inflows rather than operating cash inflows, on a prospective basis. The Company has recorded approximately $3,000 of tax benefits associated with a disqualifying disposition of common stock during the three months ended March 31, 2006 in financing activities on the consolidated statement of cash flows.

Note 2.                   Earnings per Share

Basic earnings per share (EPS) represents income available to common stockholders divided by the weighted average number of common shares outstanding during the period. Diluted earnings per share reflects additional common shares that would have been outstanding if dilutive potential common shares had been issued, as well as any adjustment that would result from assumed issuance. Potential common shares that may be issued by the Company relate solely to outstanding options, and are determined suing the treasury stock method.

For the three months ended March 31, 2006 and 2005 (Unaudited)

	2006	2005
	(dollars in thousands, except per share data)

Net income as reported	$423	$324

Average number of common shares outstanding	878,620	873,710
Effect of dilutive options	40,525	34,998

Average number of common shares outstanding used to calculate diluted earnings per common share	919,145	908,708

Basic EPS	$0.48	$0.37
Diluted EPS	$0.46	$0.36

Note 3.                   Loans

The composition of the Company’s loan portfolio is as follows:

	March 31,	December 31,
	2006	2005
	(dollars in thousands)

Commercial and industrial	$16,724	$16,338
Real estate:
Commercial	83,985	86,291
Construction and land development	20,375	22,026
Residential	2,120	1,958
Consumer	384	374
	123,588	126,987

Less:
Allowance for loan losses	(1,590)	(1,440)
Net deferred loan fees	(428)	(501)
	$121,570	$125,046

There were no charge-offs or recoveries during the three months ended March 31, 2006 and 2005, respectively. The Bank has approximately $581,000 of impaired loans as of March 31, 2006. These loans have specific allowance for loan losses of $215,000 as of March 31, 2006.

Note 4.                   Commitments and Contingencies

Financial instruments with off-balance-sheet risk

The Company is party to financial instruments with off-balance-sheet risk in the normal course of business to meet the financing needs of its customers. These financial instruments include commitments to extend credit and standby letters of credit. They involve, to varying degrees, elements of credit risk in excess of the amounts recognized in the balance sheets.

The Company’s exposure to credit loss in the event of nonperformance by the other parties to the financial instruments for these commitments is represented by the contractual amounts of those instruments. The Company uses the same credit policies in making commitments and conditional obligations as it does for on-balance-sheet instruments.

A summary of the contract amount of the Company’s exposure to off-balance-sheet risk is as follows:

	March 31,	December 31,
	2006	2005
	(dollars in thousands)

Commitments to extend credit	$35,070	$35,373

Standby letters of credit	$110	$103

Commitments to extend credit are agreements to lend to a customer as long as there is no violation of any conditions established in the contract. Commitments generally have fixed expiration dates or other termination clauses and may require payment of a fee. Since many of the commitments are expected to expire without being drawn upon, the total commitment amounts do not necessarily represent future cash requirements.

The Company evaluates each customer’s creditworthiness on a case-by-case basis. The amount of collateral obtained, if deemed necessary by the Company upon extension of credit, is based on management’s credit evaluation of the party. Collateral held varies, but may include accounts receivable, inventory, property and equipment, residential real estate and income-producing commercial properties.

Standby letters of credit are conditional commitments issued by the Company to guarantee the performance of a customer to a third party. Those guarantees are primarily issued to support public and private borrowing arrangements. The credit risk involved in issuing letters of credit is essentially the same as that involved in extending loan facilities to customers. Collateral held varies as specified above and is required as the Company deems necessary.

Financial instruments with concentration of credit risk and Concentration by geographic location

The Company makes commercial, commercial real estate, raw land, residential real estate and consumer loans to customers primarily in Northern Nevada. At March 31, 2006, real estate loans accounted for approximately 86% of the total loans. Substantially all of these loans are secured by first liens with an initial loan to value ratio of generally not more than 75%. The Company’s policy for requiring collateral is to obtain collateral whenever it is available or desirable, depending upon the degree of risk the Company is willing to take. The Company’s loans are expected to be repaid from cash flow or from proceeds from the sale of selected assets of the borrowers.

Note 5.                   Subsequent Events

On May 17, 2006, the Company entered into a definitive agreement to merge into another bank holding company for approximately $36 million in cash and common stock. The transaction, which is subject to shareholder and regulatory approvals, is expected to close in the fourth quarter of 2006.

On May 24, 2006, Northern Nevada Bank completed the purchase of the property located at Pyramid Highway and Queen Way in Sparks, Nevada from a related party for a total purchase price of $1,260,000 in cash.

Independent Auditor’s Report

To the Board of Directors

NNB Holdings Inc. and Subsidiary

Reno, Nevada

We have audited the accompanying consolidated balance sheets of NNB Holdings Inc. and Subsidiary (collectively referred to as the Company) as of December 31, 2005 and 2004, and the related consolidated statements of income, stockholders’ equity and cash flows for the years then ended. These consolidated financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of NNB Holdings Inc. and Subsidiary as of December 31, 2005 and 2004, and the results of their operations and their cash flows for the years then ended in conformity with accounting principles generally accepted in the United States of America.

McGLADREY & PULLEN, LLP

Las Vegas, Nevada
March 15, 2006

McGladrey & Pullen, LLP is a member firm of RSM International – an affiliation of separate and independent legal entities.

NNB Holdings Inc. and Subsidiary

Consolidated Balance Sheets

December 31, 2005 and 2004

	2005	2004
Assets
Cash and due from banks	$3,839,476	$3,171,999
Federal funds sold	—	9,090,000
Cash and cash equivalents	3,839,476	12,261,999

Interest bearing deposits at other financial institutions	4,059,000	3,961,000
Investment in Federal Home Loan Bank (FHLB) and Pacific Coast Banker’s Bank (PCBB) stock	511,400	378,900
Securities available for sale	113,100	694,363
Securities held to maturity	6,035,402	4,226,426
Loans, net	125,045,556	86,394,302
Premises and equipment, net	3,261,252	3,159,860
Accrued interest receivable	621,580	387,112
Deferred tax asset	430,999	264,224
Bank owned life insurance	3,284,832	—
Other assets	305,397	240,660
Total assets	$147,507,994	$111,968,846

Liabilities and Stockholders’ Equity
Deposits:
Non-interest bearing demand	$15,434,431	$14,833,055
Interest bearing:
Demand	19,349,434	24,745,449
Savings	4,939,605	27,123,625
Time, $100,000 and over	38,956,804	9,425,022
Other time	41,864,619	22,173,093
Total deposits	120,544,893	98,300,244
Accrued interest and other liabilities	407,856	190,065
Federal funds purchased	1,315,993	—
Junior subordinated debt	5,155,000	—
Other borrowed funds	8,500,000	3,500,000
Total liabilities	135,923,742	101,990,309

Commitments and contingencies (Note 8)

Stockholders’ equity
Common stock, $. 05 par value 5,000,000 shares authorized; shares issued and outstanding 2005: 878,378; 2004: 873,710	43,919	43,685
Additional paid-in capital	8,737,590	8,680,670
Retained earnings	2,804,009	1,252,677
Accumulated other comprehensive income (loss)	(1,266)	1,505
Total stockholders’ equity	11,584,252	9,978,537
Total liabilities and stockholders’ equity	$147,507,994	$111,968,846

See Notes to Consolidated Financial Statements.

NNB Holdings Inc. and Subsidiary

Consolidated Statements of Income

Years Ended December 31, 2005 and 2004

	2005	2004
Interest income on:
Loans	$8,647,747	$6,369,169
Securities	203,920	160,141
Interest bearing deposits at other financial institutions	167,824	122,980
Federal funds sold and other	160,871	76,644
Total interest income	9,180,362	6,728,934
Interest expense on:
Deposits	2,634,819	1,559,687
Junior subordinated debt	166,000	—
Other	219,249	50,982
Total interest expense	3,020,068	1,610,669

Net interest income	6,160,294	5,118,265

Provision for loan losses	414,386	515,000
Net interest income after provision for loan losses	5,745,908	4,603,265

Other income:
Service charges on deposit accounts and other	163,581	66,272
Income from bank owned life insurance	34,832	—
	198,413	66,272

Other expenses:
Salaries and employee benefits	2,030,662	1,573,279
Occupancy	444,866	307,948
Advertising, public relations and business development	285,696	207,912
Data processing and service charges	239,270	242,877
Professional fees	252,692	224,654
Other	350,275	276,771
	3,603,461	2,833,441
Net income before income taxes	2,340,860	1,836,096

Provision for income taxes	789,528	625,526
Net income	$1,551,332	$1,210,570

Earnings per share:
Basic	$1.77	$1.39
Diluted	$1.71	$1.34

See Notes to Consolidated Financial Statements.

NNB Holdings Inc. and Subsidiary

Consolidated Statements of Stockholders’ Equity

Years Ended December 31, 2005 and 2004

						Accumulated
						Other
	Comprehensive		Common	Additional	Retained	Comprehensive
Description	Income	Shares	Stock	Paid-In Capital	Earnings	Income (Loss)	Total

Balance, December 31, 2003		867,310	$43,365	$8,608,354	$42,107	$12,753	$8,706,579

Stock options exercised and related tax benefit of $8,636		6,400	320	72,316	—	—	72,636

Comprehensive income:
Net income	$1,210,570	—	—	—	1,210,570	—	1,210,570
Other comprehensive income:
Unrealized holding loss on securities available for sale arising during the period, net of taxes of $5,794	(11,248)	—	—	—	—	(11,248)	(11,248)
Comprehensive income	$1,199,322

Balance, December 31, 2004		873,710	43,685	8,680,670	1,252,677	1,505	9,978,537

Stock options exercised and related tax benefit of $10,474		4,668	234	56,920	—	—	57,154

Comprehensive income:
Net income	$1,551,332	—	—	—	1,551,332	—	1,551,332
Other comprehensive income:
Unrealized holding loss on securities available for sale, arising during the period, net of taxes of $776	(2,771)	—	—	—	—	(2,771)	(2,771)
Comprehensive income	$1,548,561

Balance, December 31, 2005		878,378	$43,919	$8,737,590	$2,804,009	$(1,266)	$11,584,252

See Notes to Consolidated Financial Statements.

NNB Holdings Inc. and Subsidiary

Consolidated Statements of Cash Flows

Years Ended December 31, 2005 and 2004

	2005	2004
Cash Flows from Operating Activities:
Net income	$1,551,332	$1,210,570
Adjustments to reconcile net income to net cash provided by operating activities:
Depreciation and amortization	305,462	231,151
Net amortization of premium on securities	188,640	394,518
Provision for loan losses	414,386	515,000
Tax benefit related to the exercise of stock options	10,474	8,636
Deferred taxes	(166,000)	(70,000)
Increase in accrued interest receivable	(234,468)	(73,718)
Income from bank owned life insurance	(34,832)	—
Decrease (increase) in other assets	(64,737)	(153,509)
Increase (decrease) in accrued interest payable and other liabilities	217,792	(180,099)
Net cash provided by operating activities	2,188,049	1,882,549

Cash Flows from Investing Activities:
Net increase in loans	(39,065,640)	(21,403,998)
Net increase in interest bearing deposits at other financial institutions	(98,000)	(693,000)
Proceeds from maturities of available for sale securities	500,000	500,000
Proceeds from maturities of held to maturity securities	70,000	1,250,000
Purchase of held to maturity securities	(1,989,900)	(2,245,528)
Purchase of bank owned life insurance	(3,250,000)	—
Purchase of premises and equipment	(406,854)	(1,502,880)
Purchase of FHLB and PCBB stock	(132,500)	(243,900)
Net cash used in investing activities	(44,372,894)	(24,339,306)

Cash Flows from Financing Activities:
Net increase in deposits	22,244,649	25,763,659
Increase in other borrowed funds	6,315,993	2,000,000
Increase in Junior subordinated debt	5,155,000	—
Net proceeds from exercise of stock options	46,680	64,000
Net cash provided by financing activities	33,762,322	27,827,659

Increase (decrease) in cash and cash equivalents	(8,422,523)	5,370,902

Cash and cash equivalents, beginning of year	12,261,999	6,891,097
Cash and cash equivalents, end of year	$3,839,476	$12,261,999

Supplemental Disclosure of Cash Flow Information
Cash payments for interest	$2,945,534	$1,598,349
Cash payments for income taxes	$731,363	$1,049,000

See Notes to Consolidated Financial Statements.

NNB Holdings, Inc. and Subsidiary

Notes to Consolidated Financial Statements

Note 1.                                  Nature of Banking Activities and Significant Accounting Policies

Nature of business

NNB Holdings Inc. was incorporated for the purpose of owning shares and acting as parent holding company for its subsidiary. The banking subsidiary, Northern Nevada Bank (the Bank) (collectively with NNB Holdings Inc. referred to as the Company), provides a full range of banking services to individual and corporate customers throughout northern Nevada through two branch offices, with one branch office in Reno and one in Carson City. A majority of the Company’s loans held for investment are related to real estate and commercial real estate activities. Borrower’s abilities to honor their loans are dependent upon the continued economic viability of this area.

The accounting and reporting policies of the Company conform to accounting principals generally accepted in the United States of America and general industry practices.

A summary of the significant accounting policies utilized by the Company follows:

Principles of Consolidation

During the year ended December 31, 2005, NNB Holdings Inc. was created and stockholders of the Bank exchanged each share of their common stock in the Bank for two shares of common stock in the Company. The transaction was accounted for at historical cost. In addition, all share and option information has been retroactively adjusted for the exchange ratio of 2 for 1.

The consolidated financial statements include the accounts of NNB Holdings Inc. and its wholly-owned subsidiary Northern Nevada Bank. All significant inter-company accounts and transactions are eliminated in consolidation. The Company does not consolidate its interest in NNB Holdings Statutory Trust I (Note 10) since the trust does not meet the criteria for consolidation pursuant to Financial Accounting Standards Board Interpretation No. 46, Consolidation of Variable Interest Entities.

Use of estimates in the preparation of financial statements

The preparation of financial statements requires management to make estimates and assumptions, which, affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates. A material estimate that is particularly susceptible to significant change in the near term relates to the determination of the allowance for loan losses.

Concentrations of credit risk

The Company’s business is concentrated in the Reno, Nevada area and is subject to the general economic conditions of that area. Note 3 discusses the types of securities in which the Company invests. Note 4 discusses the types of lending in which the Company engages.

Cash and cash equivalents

For purposes of reporting cash flows, cash and cash equivalents includes cash on hand, amounts due from banks (including cash items in process of clearing), and federal funds sold. Cash flows from loans originated by the Company and deposits are reported net.

The Company maintains amounts due from banks, which, at times, may exceed federally insured limits. The Company has not experienced any losses in such accounts.

Interest-bearing deposits at other financial institutions

Interest-bearing deposits at other financial institutions are carried at cost and mature at various dates through 2008.

Securities

Securities classified as available for sale are those debt securities which the Company intends to hold for an indefinite period of time, but not necessarily to maturity. Any decision to sell a security classified as available for sale would be based on various factors, including, significant movements in interest rates, changes in the maturity mix of the Company’s assets and liabilities, liquidity needs, regulatory capital considerations and other similar factors. Securities available for sale are carried at fair value. Unrealized gains or losses are reported as other comprehensive income, net of the related deferred tax effect. The amortization of premiums and accretion of discounts, computed by the interest method over their contractual lives, are recognized in interest income. Realized gains or losses, determined on the basis of the cost of specific securities sold, are included in earnings.

Securities classified as held to maturity are those debt securities that the Company has both the intent and ability to hold to maturity, regardless of changes in market conditions, liquidity needs or changes in general economic conditions. These securities are carried at cost adjusted for amortization of premium and accretion of discount, computed by the interest method over their contracted lives. The sale of a security within three months of its maturity date or after at least 85% of the principal outstanding has been collected is considered a maturity for purposes of classification and disclosure.

Declines in the fair value of individual securities below their amortized cost that are determined to be other than temporary, result in write-downs of the individual securities to their fair value with the resulting write-downs included in current earnings as realized losses. In determining other than temporary losses, management considers (1) the length of time, and the extent to which the fair value has been less than cost, (2) the financial condition and near-term prospects of the issuer, and (3) the intent and ability of the Company to retain its investment in the issuer for a period of time sufficient to allow for any anticipated recovery in fair value.

Federal Home Loan Bank and Pacific Coast Bankers Bank stock

The Company, as a member of the Federal Home Loan Bank (FHLB) System, is required to maintain an investment in capital stock of the FHLB in an amount equal to the greater of 1% of its outstanding home loans or 5% of advances from the FHLB. The FHLB and Pacific Coast Bankers Bank (PCBB) stock is recorded at cost which equals its redemption value.

Loans

Loans are stated at the amount of unpaid principal, reduced by net deferred loan fees and an allowance for loan losses.

The allowance for loan losses is established through a provision for loan losses charged to expense. Loans are charged against the allowance for loan losses when management believes that collectibility of the principal is unlikely. Subsequent recoveries, if any, are credited to the allowance.

The allowance is an amount, which management believes will be adequate to absorb estimated losses related to specifically identified loans, as well as probable credit losses inherent in the balance of the loan portfolio, based on an evaluation of the collectibility of existing loans, prior loss experience, and peer bank loss experience. This evaluation also takes into consideration such factors as changes in the nature and volume of the loan portfolio, overall portfolio quality, review of specific problem loans, and current economic conditions that may affect the borrower’s ability to pay. Due to the concentration of the Company’s loan portfolio in real estate secured loans, the value of collateral is heavily dependent on real estate values in the Reno, Nevada area. This evaluation is inherently subjective, as it requires estimates, which are susceptible to significant revision as more information becomes available. In addition, regulatory agencies, as an integral part of their examination process, periodically review the Company’s allowance for loan losses, and may require the Company to make additions to the allowance based on their judgment about information available to them at the time of their examinations.

The allowance consists of specific and general components. The specific component relates to loans that are classified as doubtful, substandard or special mention. For such loans that are also classified as impaired, an allowance is established when the discounted cash flows (or collateral value or observable market price) of the impaired loans are lower than the carrying value of that loan. The general component covers non-classified loans and is based on prior loss experience and peer bank loss experience adjusted for qualitative and environmental factors.

A loan is impaired when it is probable, based on current information and events, that the Company will be unable to collect all contractual principal and interest payments due in accordance with the terms of the loan agreement. Large non-homogenous impaired loans are measured on an individual basis based on the present value of expected future cash flows discounted at the loan’s effective interest rate or, as a practical expedient, at the loan’s observable market price or the fair value of the collateral if the loan is collateral dependent. The amount of impairment, if any, and any subsequent changes are included in the allowance for loan losses.

Large groups of smaller balance homogenous loans are collectively evaluated for impairment. Accordingly, the Company does not separately identify individual consumer and residential loans for impairment disclosures.

Interest and fees on loans

Interest on loans is recognized over the terms of the loans and is calculated using the effective-interest method. The accrual of interest on impaired loans is discontinued when, in management’s opinion, the borrower may be unable to make payments as they become due.

The Company determines a loan to be delinquent when payments have not been made according to its contractual terms. The accrual of interest on loans is discontinued at the time the loan is 90 days delinquent unless the credit is well-secured and in process of collection. Consumer loans are typically charged off no later than 180 days delinquent.

All interest accrued, but not collected, for loans which are placed on nonaccrual status or charged off is reversed against interest income. The interest on these loans is accounted for on the cash-basis or cost-recovery method, until qualifying for return to accrual status. Loans are returned to accrual status when all principal and interest amounts contractually due are brought current and future payments are reasonably assured.

Loan origination and commitment fees and certain direct loan origination costs are deferred and the net amount amortized as an adjustment to the related loan’s yield. The Company generally amortizes these amounts over the contractual life of the loan. Commitment fees are based upon a percentage of a customer’s committed line of credit amount and fees related to standby letters of credit are recognized over the commitment period.

Transfers of financial assets

Transfers of financial assets are accounted for as sales when control over the assets has been surrendered. Control over transferred assets is deemed to be surrendered when (1) the assets have been isolated from the Company, (2) the transferee obtains the right (free of conditions that constrain it from taking advantage of that right) to pledge or exchange the transferred assets, and (3) the Company does not maintain effective control over the transferred assets through an agreement to repurchase them before their maturity.

Bank owned life insurance

Bank owned life insurance is stated at its cash surrender value. There are no loans offset against cash surrender values.

Premises and equipment

Premises and equipment are stated at cost less accumulated depreciation and amortization. Depreciation and amortization is computed using the straight-line method over the following estimated useful lives of the assets.

Years
Building	39
Leasehold improvements	5-10
Furniture and equipment	2-10

Amortization of leasehold improvements is computed principally using the straight-line method over the term of the lease or the estimated useful lives of the assets, whichever is less.

Income taxes

Deferred taxes are provided on an asset and liability method whereby deferred tax assets are recognized for deductible temporary differences, and operating loss and tax credit carryforwards and deferred tax liabilities are recognized for taxable temporary differences. Temporary differences are the differences between the reported amounts of assets and liabilities and their tax bases. Deferred tax assets are reduced by a valuation allowance when, in the opinion of management, it is more likely than not that some portion or all of the deferred tax assets will not be realized. Deferred tax assets and liabilities are adjusted for the effect of changes in tax laws and rates on the date of enactment.

Stock option plans

The Company has two stock-based compensation plans, which are described more fully in Note 11. The Company accounts for these plans under the recognition and measurement principles of APB Opinion No. 25, Accounting for Stock Issued to Employees, and related interpretations. No stock-based employee compensation cost is reflected in net income, as all options granted under those plans had an exercise price equal to the estimated fair value of the underlying common stock on the date of grant. The following table illustrates the effect on net income and earnings per share if the Company had applied the fair value recognition provisions of FASB Statement No. 123, Accounting for Stock-Based Compensation, to stock-based employee compensation:

	2005	2004
Net income:
As reported	$1,551,332	$1,210,570
Deduct total stock-based employee compensation expense determined under minimum value based method for all awards, net of related tax effects for non-qualified stock options	(105,698)	(99,795)
Proforma	$1,445,634	$1,110,775

Basic earnings per share - As reported	$1.77	$1.39
Basic earnings per share - Pro forma	$1.65	$1.28

Diluted earnings per share - As reported	$1.71	$1.34
Diluted earnings per share - Pro forma	$1.59	$1.23

The fair value of each option grant for pro forma disclosure purposes is estimated on the date of grant using the following assumptions:

2004 Grants
Fair value per optional share	$7.68
Expected life (years)	7
Risk-free interest rate	4.00%
Dividends rate	None

There were no stock options granted by the Company in 2005.

Earnings per common share

Basic earnings per share represents income available to commons stockholders divided by the weighted-average number of common shares outstanding during the period. Diluted earnings per share reflects additional common shares that would have been outstanding if dilutive potential common shares had been issued, as well as any adjustment to net income that would result from assumed issuance. Potential common shares that may be issued by the Company relate solely to outstanding options, and are determined using the treasury stock method.

Earnings per common share have been computed based on the following for the years ended December 31:

	2005	2004

Net income applicable to common stock	$1,551,332	$1,210,570

Average number of common shares outstanding	874,948	870,006
Effect of dilutive options	34,790	35,630
Average number of common shares outstanding used to calculate diluted earnings per common share	909,738	905,636

Basic EPS	$1.77	$1.39
Diluted EPS	$1.71	$1.34

Off balance sheet instruments

In the ordinary course of business, the Company has entered into off balance sheet financial instruments consisting of commitments to extend credit. These financial instruments are recorded in the financial statement when they are funded.

Fair value of financial instruments

FASB Statement No. 107, Disclosures About Fair Value of Financial Instruments, requires disclosure of fair value information about financial instruments, whether or not recognized in the balance sheet, for which it is practicable to estimate that value.

Management uses its best judgment in estimating the fair value of the Company’s financial instruments; however, there are inherent weaknesses in any estimation technique. Therefore, for substantially all financial instruments, the fair value estimates presented herein are not necessarily indicative of the amounts the Company could have realized in a sales transaction at December 31, 2005 and 2004. The estimated fair value amounts for 2005 and 2004 have been measured as of each year end, and have not been reevaluated or updated for purposes of these financial statements subsequent to that date. As such, the estimated fair values of these financial instruments subsequent to the reporting date may be different than the amounts reported at year end.

The information in Note 15 should not be interpreted as an estimate of the fair value of the entire Company since a fair value calculation is only required for a limited portion of the Company’s assets and liabilities.

Due to the wide range of valuation techniques and the degree of subjectivity used in making the estimate, comparisons between the Company’s disclosures and those of other companies or banks may not be meaningful.

The following methods and assumptions were used by the Company in estimating the fair value of its financial instruments:

Cash, cash equivalents and interest bearing deposits at other financial institutions

The carrying amounts reported in the balance sheets for cash and due from banks, interest bearing deposits and federal funds sold approximate their fair value.

Securities

Fair value for securities is based on quoted market prices where available or on quoted markets for similar securities in the absence of quoted prices on the specific security.

Loans

For variable rate loans that re-price frequently and that have experienced no significant change in credit risk, fair values are based on carrying values. The fair values for all other loans are estimated using discounted cash flow analyses, using interest rates currently offered for loans with similar terms to borrowers with similar credit quality. Variable rate loans accounted for approximately 68% and 70% of total loans as of December 31, 2005 and 2004, respectively. Loans are generally expected to be held to maturity and any unrealized gains or losses are not expected to be realized.

Accrued interest receivable and payable

The carrying amounts reported in the balance sheets for accrued interest receivable and payable approximate their fair values.

Deposits

The fair value disclosed for demand deposits is by definition equal to the amount payable on demand at the reporting date (that is, the carrying amount). The carrying amount for variable-rate deposit accounts approximates fair value. Fair values for fixed-rate certificates of deposit are estimated using a discounted cash flow calculation which applies interest rates currently being offered on certificates to a schedule of aggregated expected monthly maturities on these deposits. Early withdrawals of fixed-rate certificates of deposit are not expected to be significant.

Federal funds purchased

The carrying amounts of federal funds purchased approximate their fair values.

Long-term debt

The fair values of the Company’s long-term debt and term advances, including notes payable, FHLB advances, and junior subordinated debt are estimated using discounted cash flow analyses, based on the Company’s current incremental borrowing rates for similar type of borrowing arrangements.

Off-balance-sheet instruments

Fair values for the Company’s off-balance-sheet financial instruments (lending commitments and standby letters of credit) are based on quoted fees currently charged to enter into similar agreements, taking into account the remaining terms of the agreements and the counterparties’ credit standing.

Accounting pronouncements not yet adopted

In December 2004, the Financial Accounting Standards Board (“FASB”) published FASB Statement No. 123 (revised 2004), “Share-Based Payment” (“FAS 123(R)” or the “Statement”). FAS 123(R) requires that the compensation cost related to share-based payment transactions, including grants of employee stock options, be recognized in financial statements. That cost will be measured based on the fair value of the equity or liability instruments issued. FAS 123(R) permits entities to use any option-pricing model which meets the fair value objective in the Statement.

The Statement is effective at the beginning of 2006. As of the effective date, the Company will recognize compensation cost for all awards granted after the required effective date and for awards that were granted prior to the effective date which are modified, cancelled, or repurchased after that date.

Note 2.                                  Restrictions on Cash and Due from Banks

The Company is required to maintain reserve balances in cash or on deposit with the Federal Reserve Bank. The total of these reserve balances was approximately $353,000 and $168,000 at December 31, 2005 and 2004, respectively.

Note 3.                                  Securities

Carrying amounts and fair value of securities held to maturity as of December 31 are summarized as follows:

	2005
		Gross	Gross
	Amortized	Unrealized	Unrealized	Fair
	Cost	Gains	(Losses)	Values

U.S. Government sponsored agencies	$5,737,989	$—	$(130,185)	$5,607,804
Mortgage backed securities	297,413	—	(9,992)	287,421
	$6,035,402	$—	$(140,177)	$5,895,225

	2004
		Gross	Gross
	Amortized	Unrealized	Unrealized	Fair
	Cost	Gains	(Losses)	Values

U.S. Government sponsored agencies	$3,742,951	$—	$(47,934)	$3,695,017
Mortgage backed securities	412,225	—	(5,040)	407,185
State and political subdivisions	71,250	111	—	71,361
	$4,226,426	$111	$(52,974)	$4,173,563

Carrying amounts and fair value of securities available for sale as of December 31 are summarized as follows:

2005
		Gross	Gross
	Amortized	Unrealized	Unrealized	Fair
	Cost	Gains	(Losses)	Values

Mortgage backed securities	$114,366	$—	$(1,266)	$113,100

	2004
		Gross	Gross
	Amortized	Unrealized	Unrealized	Fair
	Cost	Gains	(Losses)	Values

U.S. Government sponsored agencies	$500,165	$1,102	$—	$501,267
Mortgage backed securities	191,917	1,179	—	193,096
	$692,082	$2,281	$—	$694,363

All of the securities held as of December 31, 2005 and 2004 are pledged as collateral for various purposes as required or permitted by law.

Information pertaining to held to maturity and available for sale securities with gross unrealized losses at December 31, 2005 and 2004, aggregated by investment category and length of time that individual securities have been in a continuous loss position follows:

	2005
	Less than 12 months		Over 12 months
	Gross		Gross
	Unrealized	Fair	Unrealized	Fair
	(Losses)	Value	(Losses)	Value

U.S. Government sponsored agencies	$(32,882)	$1,960,038	$(97,303)	$3,647,766
Mortgage backed securities	(1,266)	113,100	(9,992)	287,421
	$(34,148)	$2,073,138	$(107,295)	$3,935,187

	2004
	Less than 12 months		Over 12 months
	Gross		Gross
	Unrealized	Fair	Unrealized	Fair
	(Losses)	Value	(Losses)	Value

U.S. Government sponsored agencies	$(30,733)	$2,215,208	$(17,201)	$1,479,809
Mortgage backed securities	—	—	(5,040)	407,185
	$(30,733)	$2,215,208	$(22,241)	$1,886,994

There were no unrealized losses in available for sale securities at December 31, 2004.

Management evaluates securities for other than temporary impairment on a quarterly basis, and more frequently when economic or market concerns warrant such evaluation. Consideration is given to (1) the length of time and the extent to which the fair value has been less than cost, (2) the financial condition and near term prospects of the issuer, and (3) the intent and ability of the Company to retain its investment in the issuer for a period of time sufficient to allow for any anticipated recovery in fair value.

At December 31, 2005, twenty-four debt securities have unrealized losses with aggregate depreciation of approximately 2.3% from the Company’s amortized cost-basis. These unrealized losses relate primarily to fluctuations in the current interest rate environment. In analyzing an issuer’s financial condition, management considers whether the securities are issued by the federal government or its agencies, whether downgrades by bond rating agencies have occurred, and industry analysts reports. As management has the ability and intent to hold debt securities for the foreseeable future, no declines are deemed to be other than temporary.

The amortized cost and fair value of securities as of December 31, 2005 by contractual maturities are shown below. The actual maturities of mortgage backed securities may differ from their contractual maturities because loans underlying the securities may be repaid without any penalties. Therefore, these securities are listed separately in the maturity summary.

	Available for Sale		Held to Maturity
	Amortized		Amortized
	Cost	Fair Value	Cost	Fair Value
Due in one year or less	$—	$—	$499,489	$489,969
Due after one year through five years	—	—	5,238,500	5,117,835
Mortgage backed securities	114,366	113,100	297,413	287,421
	$114,366	$113,100	$6,035,402	$5,895,225

There were no sales or transfers of held to maturity investment securities during the years ended December 31, 2005 and 2004, respectively.

Note 4.                                  Loans

The composition of the Company’s loan portfolio as of December 31 is as follows:

	2005	2004
Commercial and industrial	$16,338,406	$10,493,606
Real estate:
Commercial	86,291,367	57,171,237
Construction and land development	22,025,765	18,006,603
Residential	1,957,748	1,711,492
Consumer	374,060	362,088
	126,987,346	87,745,026
Less:
Allowance for loan losses	(1,440,000)	(1,025,614)
Net deferred loan fees	(501,790)	(325,110)
	$125,045,556	$86,394,302

The following is a summary of information pertaining to impaired loans:

2005
Impaired loans with a valuation allowance	$92,926
Impaired loans without a valuation allowance	—
Total impaired loans	$92,926
Related allowance for loan losses	$46,463
Nonaccrual loans (included in total impaired loans above)	92,926
Loans past due 90 days or more and still accruing	—
Average balance of impaired loans during the year	95,881
Interest income recognized on impaired loans during the year	4,977

There were no loans more than 90 days past due, or any loans deemed impaired at December 31, 2004.

Changes in the allowance for loan losses are as follows for the years ended December 31:

	2005	2004
Balance, beginning	$1,025,614	$760,000
Provision charged to operating expenses	414,386	515,000
Amounts charged off	—	(249,386)
Recoveries	—	—
Balance, ending	$1,440,000	$1,025,614

Note 5.                                  Premises and Equipment

The major classes of premises and equipment and the total accumulated depreciation and amortization at December 31 are as follows:

	2005	2004
Building and improvements	$1,974,300	$1,941,109
Land	800,000	800,000
Furniture and equipment	1,504,238	1,222,991
Leasehold improvements	212,158	132,009
	4,490,696	4,096,109
Less accumulated depreciation and amortization	(1,229,444)	(936,249)
	$3,261,252	$3,159,860

Note 6.                                  Deposits

At December 31, 2005, the scheduled maturities of time certificates are as follows:

2006	$65,360,412
2007	8,123,264
2008	3,728,780
2009	2,906,379
2010	702,588
$80,821,423

Note 7.                                  Income Taxes

The provision for federal income taxes is comprised of the following for the years ended December 31:

	2005	2004
Current	$955,528	$695,526
Deferred	(166,000)	(70,000)
	$789,528	$625,526

The cumulative tax effect of the primary temporary differences, which created deferred tax assets and liabilities at December 31, 2005 and 2004 are as follows:

	2005	2004
Deferred tax assets:
Allowance for loan losses	$458,000	$317,000
Accrual to cash conversion	16,000	16,000
Other	10,356	—
Total deferred tax assets	484,356	333,000
Deferred tax liabilities:
Premises and equipment	(44,000)	(64,000)
Unrealized gain on securities available for sale	—	(776)
Other	(9,357)	(4,000)
Total deferred tax liabilities	(53,357)	(68,776)
Net deferred tax asset	$430,999	$264,224

Note 8.                                  Commitments and Contingencies

Financial instruments with off-balance-sheet risk

The Company is a party to financial instruments with off-balance-sheet risk in the normal course of business to meet the financing needs of its customers. These financial instruments consist of commitments to extend credit. These instruments involve, to varying degrees, elements of credit risk in excess of the amounts recognized in the balance sheets.

The Company’s exposure to credit loss in the event of nonperformance by the other parties to the financial instruments is represented by the contractual amount of the instruments. The Company uses the same credit policies in making commitments and conditional obligations as it does for on-balance-sheet instruments. A summary of the Company’s commitments is as follows:

	2005	2004
Commitments to extend credit	$35,372,707	$17,086,718
Standby letters of credit	102,695	105,058
	$35,475,402	$17,191,776

The unsecured portions of the commitments to extend credit and the standby letters of credit were $1,885,332 and $1,142,652 at December 31, 2005 and 2004, respectively.

Commitments to extend credit are agreements to lend to a customer as long as there is no violation of any condition established in the contract. Commitments generally have fixed expiration dates or other termination clauses and may require payment of a fee. Since many of the commitments are expected to expire without being drawn upon, the total commitment amounts do not necessarily represent future cash requirements. The Company evaluates each customer’s creditworthiness on a case-by-case basis. The amount of collateral obtained, if deemed necessary by the Company upon extension of credit, is based on management’s credit evaluation of the party. Collateral held varies, but may include accounts receivable, inventory, property and equipment, residential real estate and income-producing commercial properties.

Standby letters of credit are conditional commitments issued by the Company to guarantee the performance of a customer to a third party. Those guarantees are primarily issued to support public and private borrowing arrangements. The credit risk involved in issuing letters of credit is essentially the same as that involved in extending loan facilities to customers. Collateral held varies as specified above and is required in instances which the Company deems necessary.

Lease commitments

The Company leases a building from an unrelated third party under a noncancelable operating lease expiring in 2010. The lease includes two renewal option periods of five years. The agreement requires initial monthly rental payments of approximately $3,800, plus common area expense.

The Company has entered into a lease commitment for a branch location. The lease term is for five years from the commencement date of May 1, 2005, with two five-year extension options. The monthly lease payments for the new branch location will be $4,629, plus common area expense. These monthly lease payments are included in the future minimum lease payment schedule below.

Rent expense from these operating leases totaled $83,906 and $62,518 for the years ended December 31, 2005 and 2004, respectively.

At December 31, 2005, the future annual minimum lease payments under these operating leases are as follows:

Year Ending December 31:
2006	$104,996
2007	106,247
2008	107,998
2009	109,249
2010	68,590
$497,080

Financial instruments with concentrations of credit risk

Concentration by geographic location

The Company makes commercial, commercial real estate, residential real estate and consumer loans to customers primarily in Northern Nevada. At December 31, 2005, real estate loans accounted for approximately 87% of total loans. Substantially all of these loans are secured by first liens with an initial loan to value ratio of generally not more than 75%. The Company’s policy for requiring collateral is to obtain collateral whenever it is available or desirable; depending upon the degree of risk the Company is willing to take. The Company’s loans are expected to be repaid from cash flow or from proceeds from the sale of selected assets of the borrowers.

A substantial portion of the Company’s customers’ ability to honor their contracts is dependent on the economy in the area. The Company’s goal is to continue to develop a diversified loan portfolio which requires loans to be well collateralized and supported by cash flows.

Note 9.                                  Borrowed Funds

The Company has entered into agreements under which it can purchase up to $9,500,000 of federal funds. The interest charged on borrowings is determined by the lending institution at the time of borrowing. The federal funds purchased lines are unsecured. The agreements may be terminated by the lending institutions at any time. At December 31, 2005, outstanding balances under these agreements were $1,315,993. There were no balances outstanding under these agreements at December 31, 2004.

The Company has a line of credit available from the Federal Home Loan Bank of San Francisco (FHLB). Borrowing capacity is determined based on collateral pledged, generally consisting of loans and securities, at the time of the borrowing. Pursuant to collateral agreements with the FHLB, advances are collateralized by qualifying loans in the amount of $27,678,690 at December 31, 2005, and securities with a carrying amount of approximately $6,100,000. Advances at December 31, 2005, with interest rates ranging from 2.72% - 4.80%, have maturity dates as follows:

2006	$500,000
2008	1,000,000
2009	2,000,000
2010	5,000,000
$8,500,000

Note 10.                           Junior Subordinated Debt

In June 2005, NNB Holdings Statutory Trust I was formed to issue $5,155,000 of fixed/floating rate Cumulative Trust Preferred Securities, which are classified as junior subordinated debt in the accompanying consolidated balance sheet. The fixed rate of 5.95% began on the date of issuance (June 15, 2005), and will end on (but not including) the interest payment date in June 2010, at which time the interest rate switches to a floating interest rate equal to 3-Month LIBOR plus 1.85%. The funds raised from the issuance of these securities were all passed through to the Company. The sole asset of the Statutory Trust is a note receivable from the Company. These securities require quarterly interest payments and mature in 2035. The securities may be redeemed in years 2010 through 2035 at a premium as outlined in the indenture agreement.

In the event of certain changes or amendments to regulatory requirements or federal tax rules, the trust preferred securities are generally redeemable by the Company. The Trust is a 100% owned finance subsidiary of the Company and the Trust’s obligations under the preferred securities are fully and unconditionally guaranteed by the Company.

Interest expense incurred related to the cumulative trust preferred securities was approximately $166,000 for the year ended December 31, 2005.

Note 11.                           Stock Options

The Company has adopted the Employee Stock Option Plan under which options to acquire common stock of the Company may be granted to employees, officers or directors at the discretion of the Board of Directors. This plan allows for the granting of 123,500 stock options. At December 31, 2005, all stock options available under this plan had been granted.

The Company has adopted the Director Nonqualified Stock Option Plan under which options to acquire common stock of the Company may be granted to directors at the discretion of the Board of Directors. This plan allows for the granting of 16,350 stock options. At December 31, 2005, there were 946 options available to grant under this plan.

The plans provide for the exercise price and term of each option to be determined by the Board at the date of grant, provided that no options have a term greater than ten years (or greater than five years for a shareholder owning more than ten percent of the Company’s stock) and an option price not less than the fair market value of the stock on the date of grant (or not less than 110 percent of fair market value for a shareholder owning more than ten percent of the Company’s stock).

A summary of stock option activity during the years ended December 31, 2005 and 2004 follows:

	2005		2004
		Weighted		Weighted
		Average		Average
	Options	Exercise Price	Options	Exercise Price
Outstanding options, beginning of year	122,694	$11.32	111,052	$10.21
Granted	—		24,976	15.72
Forfeitures	—		(6,934)	10.54
Exercised	(4,668)	$10.00	(6,400)	10.00
Outstanding options, end of year	118,026	$11.37	122,694	$11.32
Options exercisable, end of year	80,445	$10.42	67,580	$10.06

Incentive stock options vest and become exercisable over a period of five years and nonqualified stock options vest and become exercisable over a three to five year period. The range of exercise price for options outstanding is $10 to $16 at December 31, 2005. At December 31, 2005, outstanding options have a weighted average life of six years.

Note 12.         Regulatory Capital Requirements

The Bank is subject to various regulatory capital requirements administered by the federal banking agencies. Failure to meet minimum capital requirements can initiate certain mandatory - and possibly additional discretionary - actions by regulators which, if undertaken, could have a direct material effect on the Bank’s financial statements. Under capital adequacy guidelines and the regulatory framework for prompt corrective action, the Bank must meet specific capital guidelines, which involve quantitative measures of the Bank’s assets, liabilities, and certain off-balance-sheet items as calculated under regulatory accounting practices. The Bank’s capital amounts and classification are also subject to qualitative judgments by the regulators regarding components, risk weightings, and other factors.

Quantitative measures established by regulation to ensure capital adequacy require the Bank to maintain minimum amounts and ratios (set forth in the table below) of total and Tier I capital (as defined in the regulations) to risk-weighted assets (as defined), and of Tier I capital (as defined) to average assets (as defined). Management believes, as of December 31, 2005, that the Bank meets all capital adequacy requirements to which it is subject.

As of December 31, 2005, the most recent notification from the FDIC categorized the Bank as well capitalized under the regulatory framework for prompt corrective action. To be categorized as well capitalized, the Bank must maintain minimum total risk-based, Tier I risk-based and Tier I leverage ratios as set forth in the table below. There are no conditions or events since that notification that management believes have changed the Bank’s category.

			For Capital		To be Well
			Adequacy		Capitalized Under Prompt
	Actual		Purposes		Corrective Action Provisions
	Amount	Ratio	Amount	Ratio	Amount	Ratio
As of December 31, 2005:
Total Capital (to Risk Weighted Assets)	17,267,000	13.3%	10,377,000	8.0%	12,971,000	10.0%
Tier I Capital (to Risk Weighted Assets)	15,827,000	12.2%	5,188,000	4.0%	7,783,000	6.0%
Tier I Capital (to Average Assets)	15,827,000	10.9%	5,806,000	4.0%	7,258,000	5.0%

As of December 31, 2004:
Total Capital (to Risk Weighted Assets)	11,001,000	11.9%	7,420,000	8.0%	9,275,000	10.0%
Tier I Capital (to Risk Weighted Assets)	9,975,000	10.8%	3,710,000	4.0%	5,565,000	6.0%
Tier I Capital (to Average Assets)	9,975,000	9.2%	4,338,000	4.0%	5,423,000	5.0%

Additionally, State of Nevada banking regulations restrict distribution of the net assets of the Bank because such regulations require the sum of the Bank’s stockholders’ equity and allowance for loan losses to be at least 6% of the average of the Bank’s total daily deposit liabilities for the preceding 60 days. As a result of these regulations, approximately $7,115,000 of the Bank’s stockholders’ equity was restricted at December 31, 2005.

Note 13.                           Employee Benefit Plans

401(k) plan

The Company has a qualified 401(k) employee benefit plan for all eligible employees. Participants are able to defer between 1% and 15% of their annual compensation. The plan states the plan sponsor (the Company) will make matching contributions to the Plan in an amount of 50% of the employee elective deferrals per pay period, up to a maximum amount of 6% of employee’s compensation. Employer matching contributions vest over a 5 year period. For the years ended December 31, 2005 and 2004, employer matching contributions totaled $31,859 and $25,729, respectively, and are included in salaries and employee benefits in the statements of income.

The plan also allows the plan sponsor to make a discretionary contribution to the plan. During the years ended December 31, 2005 and 2004, no discretionary contributions were made to the plan.

Executive agreements

On October 1, 2005, the Company entered into salary continuation agreements with certain key employees. Under the terms of these agreements, these key employees are entitled to receive annual payments for a period of 10 years beginning at retirement. In addition, these key employees are eligible to receive reduced payments as outlined in their respective agreements upon early retirement. In conjunction with this plan, the Company has purchased whole life insurance policies totaling $3,250,000 as a funding vehicle for the retirement payments. Earnings on the life insurance policies for the year ended December 31, 2005 were approximately $35,000. Accrued benefits due to these key employees are based on the present value (using a discount rate of 6%) of benefits and will be recognized as expense over the future years of service until retirement. Expenses incurred in relation to these agreements for the year ended December 31, 2005 were approximately $14,000. At December 31, 2005, the Company had accrued approximately $14,000 for these agreements. In addition, these key employees are provided certain rights upon termination of employment, disability, death, or change in control of the Company pursuant to the agreements.

The Company has entered into agreements with its key employees, which state that in the event the Company terminates the employment of these officers without cause, or upon change in control of the Company, the Company may be liable for the officers’ salaries for a period of time pursuant to the agreements.

Note 14.                           Transactions with Related Parties

Stockholders of the Company and officers and directors, including their families and companies of which they are principal owners, are considered to be related parties. Some related parties were loan customers of, and had other transactions with, the Company in the ordinary course of business. In management’s opinion, these loans and transactions were on the same terms as those for comparable loans and transactions with nonrelated parties.

Loan transactions

The Company has had and may be expected to have in the future, banking transactions in the ordinary course of business with directors, significant stockholders, principal officers, their immediate families and affiliated companies in which they are principal stockholders (commonly referred to as related parties). In management’s opinion, these loans and transactions were on the same terms as those for comparable loans and transactions with non-related parties.

Aggregate loan transactions with related parties during the years ended December 31, 2005 were as follows:

Balance outstanding, beginning	$3,107,000
New loans	2,650,000
Paydowns	(3,332,000)
Balance outstanding, ending	$2,425,000

Loan Commitments with Related Parties	$857,000

None of these loans are past due, on nonaccrual status or restructured to provide a reduction or deferral of interest or principal because of deterioration in the financial position of the borrower. There were no loans to a related party that the Bank considered adversely classified at December 31, 2005 and 2004.

Addition to building

During the year ended December 31, 2004, a related party constructed an addition to the building at a price of approximately $1,100,000.

Note 15.         Fair Value of Financial Instruments and Interest Rate Risk

The estimated fair values of the Company’s financial instruments at December 31, were as follows:

	2005		2004
	Carrying		Carrying
	Amount	Fair value	Amount	Fair value
Financial assets:
Cash and cash equivalents	$3,839,476	$3,839,000	$12,261,999	$12,262,000
Interest bearing deposits at other financial institutions	4,059,000	4,059,000	3,961,000	3,961,000
Federal Home Loan Bank (FHLB) and Pacific Coast Banker’s Bank (PCBB) stock	511,400	511,000	378,900	379,000
Securities available for sale	113,100	113,000	694,363	694,000
Securities held to maturity	6,035,402	5,895,000	4,226,426	4,174,000
Loans, net	125,045,556	123,979,000	86,394,302	87,119,000
Accrued interest receivable	621,580	622,000	387,112	387,000
Financial liabilities:
Deposits	120,544,893	120,415,000	98,300,244	98,331,000
Accrued interest payable	118,247	118,000	43,713	44,000
Federal funds purchased	1,315,993	1,316,000	—	—
Junior subordinated debt	5,155,000	4,936,000	—	—
Other borrowed funds	8,500,000	8,360,000	3,500,000	3,500,000

The estimated fair value of standby letters of credit at December 31, 2005 and 2004 is insignificant. Loan commitments on which the committed interest rate is less than the current market rate are also insignificant at December 31, 2005 and 2004.

The Company assumes interest rate risk (the risk that general interest rate levels will change) as a result of its normal operations. As a result, fair values of the Company’s financial instruments will change when interest rate levels change and these changes may be either favorable or unfavorable to the Company. Management attempts to match maturities of assets and liabilities to the extent believed necessary to minimize interest rate risk. However, borrowers with fixed rate obligations are less likely to prepay in a rising rate environment and more likely to prepay in a falling rate environment. Conversely, depositors who received fixed rates are more likely to withdraw funds before maturity in a rising rate environment and less likely to do so in a falling rate environment. Management monitors rates and maturities of assets and liabilities and attempts to minimize interest rate risk by adjusting terms of new loans and deposits and by investing in securities with terms that mitigate the Company’s overall interest rate risk.

APPENDIX A

AGREEMENT TO MERGE

AND PLAN OF REORGANIZATION

dated as of May 17, 2006

by and among

The Bank Holdings,

Nevada Security Bank,

NNB Holdings, Inc. and

Northern Nevada Bank

AGREEMENT TO MERGE

AND PLAN OF REORGANIZATION

THIS AGREEMENT TO MERGE AND PLAN OF REORGANIZATION (“Agreement”) is entered into as of May 17, 2006, among Nevada Security Bank, a Nevada banking corporation (“Bank”), being located in Reno, Nevada, The Bank Holdings, a corporation and registered bank holding company incorporated under the laws of Nevada (“Company”) located in Reno, Nevada, and NNB Holdings, Inc., a corporation and registered bank holding company incorporated under the laws of Nevada (“Seller”) and Northern Nevada Bank, a Nevada banking corporation (“Seller Bank”), located in Reno, Nevada.

R E C I T A L S:

A.            Bank is a wholly-owned subsidiary of Company, and Seller Bank is a wholly-owned subsidiary of Seller.

B.            Company and Seller believe that it would be in their respective best interests and in the best interests of their respective shareholders for Seller to merge with and into Company (the “Merger”) and for Seller Bank to merge with and into Bank (the “Bank Merger”), all in accordance with the terms set forth in this Agreement and applicable law.

C.            The respective Boards of Directors of Company, Bank, Seller and Seller Bank have adopted by at least majority vote resolutions approving and authorizing the Merger and Bank Merger, this Agreement and the transactions contemplated herein, as appropriate.

D.            Company, Bank, Seller and Seller Bank desire to make certain representations, warranties, covenants and agreements in connection with the transactions contemplated by this Agreement.

E.             It is the intention of the parties to this Agreement that the business combination contemplated hereby be treated as a “reorganization” under Section 368 of the Internal Revenue Code of 1986, as amended (the “Code”).

A G R E E M E N T

IN CONSIDERATION of the premises and mutual covenants hereinafter contained, Company, Bank, Seller and Seller Bank agree as follows:

ARTICLE 1

DEFINITIONS AND DETERMINATIONS

1.1           Definitions. Capitalized terms used in this Agreement shall have the meanings set forth below:

“Aggregate Amount of Cash for Cancelled Options” shall have the meaning given such term in Section 2.8(b).

“Aggregate Amount of Stock for Converted Options” shall have the meaning given such term in Section 2.8(c).

“Aggregate Amount of Stock for Exercised Options” shall have the meaning given such term in Section 2.8(a).

“Agreement of Bank Merger” means the Agreement of Merger substantially in the form attached as Exhibit A.

“Agreement of Merger” means the Agreement of Merger substantially in the form attached as Exhibit B.

“Affiliate” means a person that directly, or indirectly through one or more intermediaries, controls, or is controlled by, or is under common control with, the person specified.

“Average Closing Price” means the average of the daily closing price of a share of Company’s Stock reported over NASDAQ during the fifteen (15) consecutive trading days ending at the end of the fifth trading day immediately preceding the Effective Day.

“Bank” shall have the meaning given such term in the introductory clause.

“Bank Merger” shall have the meaning given such term in the Recitals.

“Bank Stock” means the common stock, $ 0.01 par value, of Bank.

“Benefit Arrangement” means any plan or arrangement maintained or contributed to by a Party, including an “employee benefit plan” within the meaning of ERISA, (but exclusive of base salary and base wages) which provides for any form of current or deferred compensation, bonus, stock option, profit sharing, benefit, retirement, incentive, group health or insurance, welfare or similar plan or arrangement for the benefit of any employee, officer or director or class of employee, officer or director, whether active or retired, of a Party.

“BHC Act” means the Bank Holding Company Act of 1956, as amended.

“Business Day” means any day other than a Saturday, Sunday or day on which commercial banks in Nevada are authorized or required to be closed.

“Cash Consideration” shall mean the amount equal to $11,000,000 reduced by (i) the total dollar amount of severance, change in control payments and split dollar benefit payments that will be paid to the three senior executive officers of Seller and Seller Bank pursuant to their employment agreements, salary continuation agreements and split dollar benefit agreements, including any and all gross-up features for tax payments, (ii) the total dollar amount of payments under consulting or other compensation agreements of the three senior executive officers of Seller and Seller Bank that are entered into after January 1, 2006 and prior to the consummation of the Merger, (iii) the Aggregate Amount of Cash for Cancelled Options and (iv) the total dollar amount of Merger Expenses that is in excess of $550,000. In the event that any of the employment agreements, salary continuation agreements, and split dollar agreements of the three senior executive officers of Seller and Seller Bank are modified, amended, cancelled or terminated in whole or in part prior to the consummation of the Merger, the total amount paid or payable to such officers for such modification, amendment, cancellation or termination including related attorney’s fees shall also be deducted from the Cash Consideration.

“Cash Election” shall have the meaning given such term in Section 2.7(a).

“Cash Proration Factor” shall have the meaning given such term in Section 2.7(d).

“Certificates” shall have the meaning given such term in Section 2.5(b).

“Change in Recommendation” shall have the meaning given such term in Section 6.6.

“Charter Documents” means, with respect to any business organization, any certificate of incorporation, or articles of incorporation and any bylaws, each as amended to date, that regulate the basic organization of the business organization and its internal relations.

“Closing” means the consummation of the Merger on the Effective Day at the main office of Company or at such other place as may be agreed upon by the Parties.

“Code” shall have the meaning given such term in the Recitals.

“Collar Differential” shall have the meaning given such term in Section 10.1(h)

“Combination Cash Election” shall have the meaning given such term in Section 2.7(a).

“Combination Stock Election” shall have the meaning given such term in Section 2.7(a).

“Company” shall have the meaning given such term in the introductory clause.

“Company Benefit Arrangement” means the Benefit Arrangements maintained or otherwise contributed to by Company or Bank.

“Company Property” shall have the meaning given such term in Section 3.24.

“Company Stock” means the common stock, $0.01 par value, of Company.

“Company Stock Option” means any option issued pursuant to the Company Stock Option Plans.

“Company Stock Option Plans” means the Company’s 2002 Stock Option Plan, as amended.

“Competing Transaction” shall have the meaning given such term in Section 6.12.

“Confidential Information” means all information exchanged heretofore or hereafter between Seller and its affiliates and agents, on the one hand, and Company and Bank, their affiliates and agents, on the other hand, which is information related to the business, financial position or operations of the Person responsible for furnishing the information or an Affiliate of such Person (such information to include, by way of example only and not of limitation, client lists, company manuals, internal memoranda, strategic plans, budgets, forecasts/ projections, computer models, marketing plans, files relating to loans originated by such Person, loans and loan participations purchased by such Person from others, investments, deposits, leases, contracts, employment records, minutes of board of directors meetings (and committees thereof) and stockholder meetings, legal proceedings, reports of examination by any Governmental Entity, and such other records or documents such Person may supply to the other Party pursuant to the terms of this Agreement or as contemplated hereby). Notwithstanding the foregoing, “Confidential Information” shall not include any information that (i) at the time of disclosure or thereafter is generally available to and known by the public (other than as a result of a disclosure directly or indirectly by the recipients or any of their officers, directors, employees or other representatives or agents), (ii) was available to the recipients on a nonconfidential basis from a source other than Persons responsible for furnishing the information, provided that such source is not and was not bound by a confidentiality agreement with respect to the information, or (iii) has been independently acquired or developed by the recipients without violating any obligations under this Agreement.

“Consents” means every required consent, approval, absence of disapproval, waiver or authorization from, or notice to, or registration or filing with, any Person.

“Converted Option” shall have the meaning given such term in Section 2.8(c).

“DFI” means the Nevada Division of Financial Institutions.

“Directors’ Agreement” shall mean an agreement substantially in the form attached as Exhibit 2.6a.

“Disclosure Letter” means a disclosure letter from the Party making the disclosure and delivered to the other Party.

“DPC Property” means voting securities, other personal property and real property acquired by foreclosure or otherwise, in the ordinary course of collecting a debt previously contracted for in good faith, retained with the object of sale for any applicable statutory holding period, and recorded in the holder’s business records as such.

“Effective Day” means the day on which the Effective Time occurs.

“Effective Time” shall have the meaning given such term in Section 2.2.

“Election” shall have the meaning given such term in Section 2.7(a).

“Election Deadline” shall have the meaning given such term in Section 2.7(b).

“Election Form” shall have the meaning given such term in Section 2.7(a).

“Election Form Record Date” shall have the meaning given such term in Section 2.7(a).

“Encumbrances” means any option, pledge, security interest, lien, charge, encumbrance, mortgage, assessment, claim or restriction (whether on voting, disposition or otherwise), whether imposed by agreement, understanding, law or otherwise.

“Environmental Laws” shall have the meaning given such term in Section 4.25.

“Equity Securities” means capital stock or any options, rights, warrants or other rights to subscribe for or purchase capital stock, or any plans, contracts or commitments that are exercisable in such capital stock or that provide for the issuance of, or grant the right to acquire, or are convertible into, or exchangeable for, such capital stock.

“ERISA” means the Employee Retirement Income Security Act of 1974, as amended, and all regulations thereunder.

“Exchange Act” means the Securities Exchange Act of 1934, as amended.

“Exchange Agent” means Transfer Online, or such other financial institution appointed by Company to reflect the exchange contemplated by Section 2.5 hereof.

“Exchange Fund” shall have the meaning given such term in Section 2.5.

“Exchange Ratio” means the number of shares of Company Stock into which a share of Seller Stock shall be converted, which shall be equal to the result (to the nearest ten thousandth) of dividing the Total Consideration by the product of (i) the number of shares of Seller Stock outstanding immediately before the Effective Time times (ii) the Average Closing Price.

“Executive Officer” means with respect to any company a natural Person who participates or has the authority to participate (other than solely in the capacity of a director) in major policy making functions of the company, whether or not such Person has a title or is serving with salary or compensation and, in the case of Seller or Seller Bank, shall mean Seller’s Chief Executive Officer and Chief Financial Officer and Seller Bank’s President and Chief Credit Officer and in the case of Company, shall mean Company’s Executive Officer and Chief Financial Officer and Bank’s President.

“FDIC” means the Federal Deposit Insurance Corporation.

“Financial Statements of Company” means the audited consolidated financial statements (balance sheets, statements of income, statements of cash flow and statements of changes in financial position) and notes thereto of Company and the related opinions thereon for the years ended December 31, 2003, 2004 and 2005 and the unaudited consolidated statements of financial condition and statements of operations and cash flow of Company for the three months ended March 31, 2006.

“Financial Statements of Seller” means the audited financial statements (balance sheets, statements of income, statements of cash flow and statements of changes in financial position) and notes thereto of Seller and the related opinions thereon for the years ended December 31, 2003, 2004 and 2005 and the unaudited statements of financial condition and statements of operations and cash flow of Seller for the three months ended March 31, 2006.

“FRB” shall mean the Board of Governors of the Federal Reserve System.

“GAAP” means generally accepted accounting principles accepted in the United States of America.

“Governmental Entity” means any court or tribunal in any jurisdiction or any United States federal, state, district, domestic, or other administrative agency, department, commission, board, bureau or other governmental authority or instrumentality.

“Hazardous Materials” shall have the meaning given such term in Section 4.25.

“Immediate Family” shall mean a Person’s spouse, parents, in-laws, children and siblings.

“IRS” shall mean the Internal Revenue Service.

“Investment Securities” means any equity security or debt security as defined in Statement of Financial Accounting Standard No. 115.

“Mailing Date” shall have the meaning given such term in Section 2.7(a).

“Merger Expenses” means the sum of the pre-tax amount of (i) all printing and mailing fees in connection with the printing and mailing of the Proxy Statement to Seller’s shareholders, and (ii) the pre-tax amount of all fees and expenses of legal counsel, accountants, investment bankers, solicitation agents and advisors during 2006 incurred by, or on behalf of, Seller or Seller Bank in connection with the transactions contemplated by this Agreement (irrespective of whether such fees and expenses have actually been paid or accrued prior to the Effective Time).

“NRS” means the Nevada Revised Statutes.

“Operating Loss” shall have the meaning given such term in Section 4.24.

“Party” means Company/Bank, Seller or Seller Bank.

“Per Share Cash Consideration” is the quotient of (i) the Total Consideration divided by (ii) the number of outstanding shares of Seller Stock immediately prior to the Effective Time.

“Permit” means any United States federal, foreign, state, local or other license, permit, franchise, and certificate of authority, order of approval necessary or appropriate under applicable Rules.

“Person” means any natural person, corporation, trust, association, unincorporated body, partnership, joint venture, Governmental Entity, statutorily or regulatory sanctioned unit or any other person or organization.

“Proxy Statement” means the proxy statement that is included as part of the S-4 and used to solicit proxies for the Seller’s Shareholders’ Meeting, to solicit proxies for the Company’s Shareholders’ Meeting and to offer and sell the shares of Company Stock to be issued in connection with the Merger.

“Related Group of Persons” means Affiliates, members of an Immediate Family or Persons the obligation of whom would be attributed to another Person pursuant to the regulations promulgated by the SEC.

“Required Stock Amount” shall have the meaning given such term in Section 2.7(c).

“Rule” means any statute or law or any judgment, decree, injunction, order, regulation or rule of any Governmental Entity.

“S-4” means the registration statement on Form S-4, and such amendments thereto, that is filed with the SEC to register the shares of Company Stock to be issued in the Bank Merger under the Securities Act and includes the Proxy Statement that will be used to solicit proxies for the Seller, and Company Shareholders’ Meetings.

“SEC” means the Securities and Exchange Commission.

“SEC Reports” mean all reports filed by a Party hereto pursuant to the Exchange Act with the SEC or other Governmental Entity.

“Securities Act” means the Securities Act of 1933, as amended.

“Seller” shall have the meaning given such term in the introductory clause.

“Seller Bank” shall have the meaning given such term in the introductory clause.

“Seller Bank Stock” means the common stock, $0.10 par value of Seller Bank.

“Seller Benefit Arrangement” shall have the meaning given such term in Section 4.18.

“Seller Dissenting Shares” means shares of Seller Stock held by dissenting shareholders pursuant to section 92A.300, et seq., of the Nevada Revised Statutes.

“Seller Perfected Dissenting Shares” means Dissenting Shares, which the holders thereof have not withdrawn or caused to lose their status as Seller Dissenting Shares.

“Seller Property” shall have the meaning given such term in Section 4.25.

“Seller Scheduled Contracts” shall have the meaning given such term in Section 4.28.

“Seller Shareholders’ Meeting” shall have the meaning given such term in Section 6.6.

“Seller Stock” means the common stock, $0.05 par value of Seller.

“Seller Stock Option Plans” means Seller’s Employee Stock Option Plan and Director Stock Option Plan.

“Seller Stock Options” means the stock options issued pursuant to Seller Stock Option Plan and as listed on Seller’s Disclosure Letter pursuant to Section 4.2.

“Sparks Property” means Seller Bank’s proposed new branch location in Sparks, Nevada.

“Stock Consideration” shall mean the product of (i) the Average Closing Price times (ii) the Required Stock Amount.

“Stock Election” shall have the meaning given such term in Section 2.7(a).

“Stock Proration Factor” shall have the meaning given such term in Section 2.7(d).

“Surviving Bank” means the Bank as the Nevada banking corporation surviving the Bank Merger of Seller Bank with and into Bank.

“Surviving Company” means the Company as the Nevada corporation surviving the Merger of Seller with and into Company.

“Tank” shall have the meaning given such term in Section 4.25.

“Third Party Consent” shall have the meaning given such term in subsection (b) of Section 5.5.

“To the knowledge” shall have the meaning given such term in Section 11.13.

“Total Consideration” shall have the meaning given such term in Section 2.7(c).

“Undesignated Shares” shall have the meaning given such term in Section 2.7(a).

“Voting Agreement” shall mean an agreement substantially in the form attached as Exhibit 2.6b.

ARTICLE 2

CONSUMMATION OF THE MERGER

2.1           The Merger and Bank Merger; Plan of Reorganization.

(a)           Subject to the terms and conditions of this Agreement and the Agreement of Merger, at the Effective Time, Seller will be merged into Company in accordance with the procedures specified in Section 92A.200, et seq., of the NRS. Company will be the Surviving Company in the Merger. The Surviving Company will continue operations as a Nevada corporation retaining the use of Company’s name. The main office of the Company will be at 9990 Double R Boulevard, Reno, Nevada. In addition, subject to the terms and conditions of this Agreement, and the Agreement of Bank Merger, at or as promptly practicable after the Effective Time, Seller Bank will be merged into Bank in accordance with the procedures specified in Section 666.015, et seq. of the NRS. Bank will be the Surviving Bank in the Bank Merger. The Surviving Bank will continue operations as a Nevada banking corporation retaining the use of Bank’s name. The main office of the Surviving Bank will be at 9990 Double R Boulevard, Reno, Nevada, and it will maintain offices at the legally established offices of Bank and Seller Bank prior to the Bank Merger.

(b)           The Charter Documents of the Company as in effect immediately prior to the Effective Time shall continue in effect after the Merger until thereafter amended in accordance with applicable law. The members of the Board of Directors and the Executive Officers of the Company immediately prior to the Merger shall continue in their respective positions after the Merger and be the Board of Directors and Executive Officers of the Surviving Company, with the addition of two directors to the Company and Bank’s Boards of Directors pursuant to Section 8.3(f) hereof, and the operations of the Company shall continue in effect after the Merger.

(c)           The Charter Documents of the Bank as in effect immediately prior to the Effective Time shall continue in effect after the Bank Merger until thereafter amended in accordance with applicable law. The members of the Board of Directors and the Executive Officers of Bank immediately prior to the Bank Merger shall continue in their respective positions after the Bank Merger and be the Board of Directors and Executive Officers of the Surviving Bank, and the operations of the Bank shall continue in effect after the Bank Merger.

(d)           At the Effective Time, the corporate existence of Seller shall be merged and continued in Company under Company’s Charter Documents. All assets, rights, franchises, titles and interests of Seller and Company, in and to every type of property (real, personal and mixed, including all the right, title and interest to Seller’s names, trade names, service marks and the like) and choses in action shall be transferred to and vested in Surviving Company by virtue of the Merger without any deed or other transfer, and Company, without order or action on the part of any court or otherwise, shall hold and enjoy all rights of property, franchises and interests in the same manner and to the same extent that such rights, franchises and interests were held by Seller and Company at the Effective Time. At the Effective Time, the Surviving Company shall be liable for all liabilities of Seller and Company, and all debts, liabilities, obligations and contracts of Seller and Company, whether matured or unmatured, accrued, absolute, contingent or otherwise, and whether or not reflected or reserved against on balance sheets, books of accounts or records of Seller and Company, shall be those of Surviving Company; and all rights of creditors or other obligees and all liens on property of Seller and Company shall be preserved unimpaired. At the effective time of the Bank Merger, the corporate existence of Seller Bank shall be merged and continued in Bank under Bank’s certificate of authority. All assets, rights, franchises, titles and interests of Seller Bank and Bank, in and to every type of property (real, personal and mixed, including all the right, title and interest to Seller Bank’s names, trade names, service marks and the like) and choses in action shall be transferred to and vested in Surviving Bank by virtue of the Bank Merger without any deed or other transfer, and Bank, without order or action on the part of any court or otherwise, shall hold and enjoy all rights of property, franchises and interests in the same manner and to the same extent that such rights, franchises and interests were held by Seller Bank and Bank at the effective time of the Bank Merger. At the effective time of the Bank Merger, the Surviving Bank shall be liable for all liabilities of Seller Bank and Bank, and all debts, liabilities, obligations and contracts of Seller Bank and Bank, whether matured or unmatured, accrued, absolute, contingent or otherwise, and whether or not reflected or reserved against on balance sheets, books of accounts or records of Seller Bank and Bank, shall be those of Surviving Bank; and all rights of creditors or other obligees and all liens on property of Seller Bank and Bank shall be preserved unimpaired

2.2           Effective Time. The Closing shall take place as soon as practicable following (i) the satisfaction or waiver of the conditions set forth in Sections 8.1, 8.2 and 8.3, (ii) receipt of approval of all required Governmental Entities for the Merger and Bank Merger, and (iii) the expiration of all required waiting periods, or such other time and date as to which the Parties may agree. The Merger shall be effective upon the filing of the Agreement of Merger with the Nevada Secretary of State. Such time is referred to herein as the “Effective Time.”  The Bank Merger shall be effective upon the filing of the Agreement of Bank Merger, along with a certified copy of the approval of the Merger by the DFI, with the Nevada Secretary of State.

2.3           Conversion of Shares. At the Effective Time and pursuant to the Agreement of Merger:

(a)           Subject to the exceptions and limitations in Section 2.4, each outstanding share of Seller Stock shall, by virtue of the Merger, be converted into the right to receive, at the election of the holder thereof as provided in Section 2.7, either:

(1)           shares of Company Stock in accordance with the Exchange Ratio; or

(2)           cash in the amount of the Per Share Cash Consideration.

(b)           Each outstanding share of Company Stock shall remain outstanding and shall not be converted or otherwise affected by the Merger.

(c)           If, following the date of this Agreement and prior to the Effective Time, the outstanding shares of Company Stock shall have been increased, decreased, changed into or exchanged for a different number or kind of shares or securities as a result of a reorganization, recapitalization, reclassification, stock dividend, stock split, reverse stock split, or other similar change in capitalization, then an appropriate and proportionate adjustment shall be made to the Exchange Ratio.

2.4           Certain Exceptions and Limitations. (A) Any shares of Seller Stock held by Company or any subsidiary of Company (other than shares held in a fiduciary capacity or as DPC Property) will be canceled at the Effective Time; (B) Seller Perfected Dissenting Shares shall not be converted, but shall, after the Effective Time, be entitled only to such rights as are granted them by NRS section 92A.300, et seq. (each dissenting shareholder who is entitled to payment for his shares of Seller Stock shall receive such payment in an amount as determined pursuant to NRS 92A.320), and (C) no fractional shares of Company Stock shall be issued in the Merger and, in lieu thereof, each holder of Seller Stock who would otherwise be entitled to receive a fractional share shall receive an amount in cash equal to the product (calculated to the nearest hundredth) obtained by multiplying such fractional share interest by the Per Share Cash Consideration.

2.5           Exchange Procedures.

(a)           As of the Effective Time, Company shall have deposited with the Exchange Agent for the benefit of the holders of shares of Seller Stock, for exchange in accordance with this Section 2.5 through the Exchange Agent, certificates representing the shares of Company Stock issuable pursuant to Sections 2.3 and 2.8 and cash funds in an amount equal to the Cash Consideration.

(b)           Company and Seller shall at the time the proxy materials are mailed to Seller shareholders also mail to each holder of record of a certificate or certificates (the “Certificates”)  an Election Form (as hereinafter defined). In addition Company and Seller shall, upon receipt of the required consent from the FDIC, FRB and DFI, direct the Exchange Agent to mail out to Seller shareholders: (i) a letter of transmittal (which shall specify that delivery shall be effected, and risk of loss and title to the Certificates shall pass, only upon delivery of the Certificates to the Exchange Agent, and (ii) instructions for use in effecting the surrender of the Certificates. Upon surrendering of a Certificate for cancellation to the Exchange Agent or to such other agent or agents as may be appointed by Company, together with such letters of transmittal, duly executed, the holder of such Certificate shall be entitled to receive in exchange therefor the consideration provided herein (subject to the provisions of Section 2.7), and the Certificate so surrendered shall forthwith be canceled. In the event a Certificate is surrendered representing Seller Stock, the transfer of ownership which is not registered in the transfer records of Seller, the consideration provided herein will be paid if the Certificate representing such Seller Stock is presented to the Exchange Agent, accompanied by all documents required to evidence and effect such transfer and by evidence that any applicable stock transfer taxes have been paid. Until surrendered as contemplated by this Section 2.5 and except as provided in subsection (g) hereof, each Certificate shall be deemed at any time after the Effective Time to represent only the right to receive upon such surrender the consideration provided herein. Notwithstanding anything to the contrary set forth herein, if any holder of shares of Seller should be unable to surrender the Certificates for such shares, because they have been lost or destroyed, such holder may deliver in lieu thereof, in the discretion of Company, such bond in form and substance and with surety reasonably satisfactory to Company and thereafter shall be entitled to receive the consideration provided herein. No interest shall be paid on the Per Share Cash Consideration (as hereinafter defined).

(c)           No dividends or other distributions declared or made after the Effective Time with respect to Company Stock with a record date after the Effective Time shall be paid to the holder of any unsurrendered Certificate who is to receive Company Stock pursuant to the provisions hereof until the holder of record of such Certificate shall surrender such Certificate. Subject to the effect of applicable laws, following surrender of any such Certificate by a holder receiving Company Stock pursuant to the provisions hereof, there shall be paid to the record holder of the certificates representing whole shares of Company Stock issued in exchange therefore, without interest, (i) at the time of such surrender, the amount of any cash payable in lieu of a fractional share of Company Stock to which such holder is entitled pursuant to Section 2.4 and the amount of dividends or other distributions with a record date after the Effective Time theretofore paid with respect to such whole shares of Company Stock, and (ii) at the appropriate payment date, the amount of dividends or other distributions with a record date after the Effective Time but prior to surrender and a payment date subsequent to surrender payable with respect to such whole shares of Company Stock.

(d)           There shall be no further registration of transfers on the stock transfer books of Seller or Company of the shares of Seller Stock, which were outstanding immediately prior to the Effective Time.

(e)           Any portion of the Exchange Fund which remains undistributed to the shareholders of Seller following the passage of six months after the Effective Time shall be delivered to Company, upon demand, and any shareholders of Seller who have not theretofore complied with this Section 2.5 shall thereafter look only to Company for payment of their claim for the consideration provided herein.

(f)            Neither Company nor Seller shall be liable to any holder of shares of Seller Stock for such shares (or dividends or distributions with respect thereto) or cash from the Exchange Fund delivered to a public official pursuant to any applicable abandoned property, escheat or similar law.

(g)           The Exchange Agent shall not be entitled to vote or exercise any rights of ownership with respect to the shares of Company Stock held by it from time to time hereunder, except that it shall receive and hold all dividends or other distributions paid or distributed with respect to such shares of Company Stock for the account of the Persons entitled thereto. Former shareholders of record of Seller who are to receive shares of Company Stock pursuant to the provisions hereof shall be entitled to vote after the Effective Time at any meeting of Company shareholders the number of whole shares of Company Stock into which their respective shares of Seller Stock are converted, regardless of whether such holders have exchanged their Certificates for certificates representing Company Stock in accordance with the provisions of this Agreement.

2.6           Directors’ and Voting Agreements. Concurrently with the execution of this Agreement, Seller shall cause each of its directors to enter into a Directors’ Agreement in the form attached hereto as Exhibit 2.6(a) and each shareholder beneficially owning more than 5% of Seller’s outstanding shares to enter into a Voting Agreement (substantially in the form of Exhibit 2.6(b)).

2.7           Election and Proration Procedures.

(a)           An election form and other appropriate and customary transmittal materials, in such form as Company and Seller shall mutually agree (“Election Form”) shall be mailed at the time of the mailing of the proxy materials to Seller shareholders (“Mailing Date”) to each holder of record of Seller Stock as of the date of the proxy materials (“Election Form Record Date”). Seller shall provide to the Exchange Agent all information reasonably necessary for it to perform its obligations as specified herein. Each Election Form shall permit the holder (or the beneficial owner through appropriate and customary documentation and instructions) to elect (an “Election”) to receive either (i) Company Stock (a “Stock Election”) with respect to all of such holder’s Seller Stock, (ii) cash (a “Cash Election”) with respect to all of such holder’s Seller Stock, or (iii) a specified number of shares of Seller Stock to receive Company Stock (a “Combination Stock Election”) and a specified number of shares of Seller Stock to receive cash (a “Combination Cash Election”), subject to the provisions contained in this Agreement. Any Seller Stock (other than Seller Dissenting Shares)

with respect to which the holder (or the beneficial owner, as the case may be) shall not have submitted to the Exchange Agent, an effective, properly completed Election Form received prior to the Election Deadline shall be deemed to be “Undesignated Shares” hereunder.

(b)           Any Election shall have been properly made and effective only if the Exchange Agent shall have actually received a properly completed Election Form by 5:00 P.M. Nevada time on or before the 30th day following the Mailing Date, or such later time and date as Company and Seller may mutually agree (the “Election Deadline”). An Election Form shall be deemed properly completed only if an Election is indicated for each share of Seller Stock covered by such Election Form. Any Election Form may be revoked or changed by the person submitting such Election Form at or prior to the Election Deadline. In the event an Election Form is revoked prior to the Election Deadline, the shares of Seller Stock represented by such Election Form shall automatically become Undesignated Shares unless and until a new Election is properly completed and made with respect to such shares on or before the Election Deadline. Subject to the terms of this Agreement and of the Election Form, the Exchange Agent shall have reasonable discretion to determine whether any election, revocation or change has been properly or timely made and to disregard immaterial defects in the Election Forms, and any decisions of Company required by the Exchange Agent and made in good faith in determining such matters shall be binding and conclusive. Neither Company nor the Exchange Agent shall be under any obligation to notify any person of any defect in an Election Form.

(c)           For purposes of this Section 2.7, the following definitions shall apply:

(i)            “Total Consideration” shall mean the sum of (A) the Stock Consideration and (B) the Cash Consideration. The sum of (A) cash actually issued to holders of Seller Stock in the Merger pursuant to Cash Elections, Combination Cash Elections or as the Cash Proration Factor (as hereinafter defined) and to holders of Seller Stock in the Merger in lieu of fractional shares of Company Stock and (B) the amount equal to the product of (x) the number of shares of Seller Dissenting Shares (as to which the holder’s demand to exercise dissenter’s rights shall not have been withdrawn as of the Effective Time) multiplied by (y) the Per Share Cash Consideration shall not exceed the Cash Consideration.

(ii)           “Required Stock Amount” shall mean 1,388,889 shares of Company Stock, which shall be (a) increased by the Aggregate Amount of Stock for Exercised Options, and reduced by the Aggregate Amount of Stock for Converted Options pursuant to Section 2.8 of this Agreement, and (b) increased as applicable pursuant to Section 10.1(h).

(d)           Company shall use its best efforts to cause the Exchange Agent to effect the allocation among the holders of Seller Stock of rights to receive Company Stock or cash in the Merger as follows:

(i)            If the conversion of shares of Seller Stock for which Cash Elections and Combination Cash Elections shall have effectively been made would result in a number of shares of Company Stock being issued that is greater than the Required Stock Amount (which shall be determined for this purpose on the assumption that all shares of Seller Stock [other than those for which Cash Elections or Combination Cash Elections have been made] would be entitled to receive Company Stock,) then, to the extent necessary so that the number of shares of Company Stock to be issued in the Merger shall be equal to the Required Stock Amount, the Exchange Agent shall make the following allocations and adjustments in the following order:

(1)           shares of Seller Stock for which effective Cash Elections or Combination Cash Elections have been made shall be converted into the right to receive cash in an amount equal to the Per Share Cash Consideration;

(2)           the Exchange Agent shall select by lot such number of holders of Undesignated Shares to receive the Per Share Cash Consideration as shall be necessary so that the shares of Company Stock to be received by other holders of Undesignated Shares, when combined with the number of shares of Company Stock for which Stock Elections or Combination Stock Elections have been made shall be equal to the Required Stock Amount. If all Undesignated Shares are converted into the right to receive the Per Share Cash Consideration and the shares for which Stock Election and Combination Stock Elections are still greater than the Required Stock Amount, then;

(3)           a stock proration factor (the “Stock Proration Factor”) shall be determined by dividing (x) the Required Stock Amount by (y) the product of the total number of shares of Seller Stock with respect to which effective Stock Elections and Combination Stock Elections were made multiplied by (z) the Exchange Ratio. Each holder of Seller Stock who made an effective Stock Election or Combination Stock Election shall be entitled to:

(a)           the number of shares of Company Stock equal to the product of (x) the Exchange Ratio, multiplied by (y) the number of shares of Seller Stock covered by such Stock Election or Combination Stock Election, multiplied by (z) the Stock Proration Factor; and

(b)           cash in an amount equal to the product of (x) the Per Share Cash Consideration, multiplied by (y) the number of shares Seller Stock covered by such Stock Election or Combination Stock Election, multiplied by (z) one minus the Stock Proration Factor.

(ii)           If the conversion of the shares of Seller Stock for which Stock Elections and Combination Stock Elections shall have effectively been made (based upon the Exchange Ratio) would result in a number of shares of Company Stock being issued that is less than the Required Stock Amount (which shall be determined for this purpose on the assumption that all shares of Seller Stock [other than those for which Stock Elections or Combination Stock Elections have been made] would be entitled to receive the Per Share Cash Consideration), then, to the extent necessary so that the number of shares of Company Stock to be issued in the Merger shall be equal to the Required Stock Amount, the Exchange Agent shall make the following allocations and adjustments in the following order:

(1)           each holder of Seller Stock who made an effective Stock Election or Combination Stock Election shall receive the number of shares of

Company Stock equal to the product of the Exchange Ratio multiplied by the number of shares of Seller Stock covered by such Stock Election or Combination Stock Election;

(2)           the Exchange Agent shall select by lot such number of holders of Undesignated Shares to receive Company Stock as shall be necessary so that the shares of Company Stock to be received by those holders, when combined with the number of shares of Company Stock for which a Stock Election or Combination Stock Election has been made shall be equal to at least the Required Stock Amount. If all Undesignated Shares plus all shares as to which Stock Elections and Combination Stock Elections have been made together are still less than the Required Stock Amount, then;

(3)           a cash proration factor (the “Cash Proration Factor”) shall be determined by dividing (x) the Required Stock Amount (less the shares for which an effective Stock Election and Combination Stock Election has been made, plus all the Undesignated Shares) by (y) the product of (i) the sum of the total number of shares of Seller Stock with respect to which effective Cash Elections and Combination Cash Elections were made multiplied by (ii) the Exchange Ratio. Each holder of Seller Stock who made an effective Cash Election or Combination Cash Election shall be entitled to:

(a)           cash equal to the product of (x) the Per Share Cash Consideration, multiplied by (y) the number of shares of Seller Stock covered by such Cash Election or Combination Cash Election, multiplied by (z) one minus the Cash Proration Factor; and

(b)           the number of shares of Company Stock equal to the product of (x) the Exchange Ratio, multiplied by (y) the number of shares of Seller Stock covered by such Cash Election or Combination Cash Election, multiplied by (z) the Cash Proration Factor.

(iii)          If the aggregate number of shares of Seller Stock for which Stock Elections and Combination Stock Elections shall have effectively been made would result in a number of shares of Company Stock being issued that is equal to the Required Stock Amount,

(1)           the shares of Seller Stock for which effective Stock Elections and Combination Stock Elections have been made shall be converted into the right to receive Company Stock equal to the product of the Exchange Ratio multiplied by the number of shares of Seller Stock covered by such Stock Elections and Combination of Stock Elections;

(2)           the shares of Seller Stock for which effective Cash Elections and Combination Cash Elections have been made shall be converted into the right to receive the Per Share Cash Consideration; and

(3)           the Undesignated Shares shall be converted into the right to receive the Per Share Cash Consideration.

(iv)          Notwithstanding any other provision of this Agreement, if, after applying the allocation rules set forth in the preceding subsections of this Section 2.7(d), the aggregate value of the shares of Company Stock that would be issued pursuant to the Merger (valued at the Average Closing Price) is less than the Required Stock Amount or more than the Required Stock Amount, Company shall be authorized to reallocate shares of Company Stock and cash among the holders of the Seller Stock in good faith and in such a manner as Company reasonably determines, in consultation with Seller, to be fair and equitable, or to vary the number of shares of Company Stock to be issued in the Merger, in a manner such that the number of shares of Company Stock to be issued in the Merger shall be equal to the Required Stock Amount.

(v)           Notwithstanding any other provision of this Agreement (other than Section 2.7(d)(iv) hereof), if any share of Seller Dissenting Shares fails to become Seller Perfected Dissenting Shares, such Seller Dissenting Shares shall automatically be converted into and represent the right to receive the consideration for such shares provided in this Agreement, without interest thereon. The consideration payable for any such shares of Seller Dissenting Stock shall be payable in cash, in shares of Company Stock, or in such combination of cash and Company Stock as shall be determined by Company, in consultation with Seller, as being necessary or appropriate to preserve the status of the Merger as a “reorganization” within the meaning of section 368(a) of the Code.

(e)           The calculations required by Section 2.7(d) shall be prepared by Company in consultation with Seller and shall be set forth in a certificate executed by the Chief Financial Officer of Company within three Business Days after the Election Deadline. Any calculation of a portion of a share of Company Stock shall be rounded to the nearest ten-thousandth of a share, and any cash payment shall be rounded to the nearest cent. The Company shall cause the Exchange Agent to deliver the cash and shares of Company Stock determined pursuant to the provisions of this Section to the respective shareholders of Seller as soon as reasonably practicable after the issuance of the certificate contemplated in the first sentence of this Section.

2.8                                 Stock Options.

(a)           Subject to the terms of the Seller Stock Option Plan, each person who holds one or more options to purchase Seller Stock shall be permitted to exercise any options granted under the Seller Stock Option Plan, prior to the Effective Time, in accordance with the terms of the Seller Stock Option Plan. Seller will facilitate the exercise of those options by allowing those options to be exercised and taxes paid by Seller or holder as permitted by applicable law. To the extent any Seller Stock Options are exercised after the date of this Agreement and prior to the Effective Time, then the Required Stock Amount shall be increased by the “Aggregate Amount of Stock for Exercised Options,” which shall be determined by dividing (i)  the product of the exercise price of such options and the number of options exercised, by (ii) the Average Closing Price and rounding up any fraction to the next full share.

(b)           For any options not exercised prior to the Effective Time, each optionee may elect by written notice to the Company to receive cash in consideration of the termination of such option or to have such option converted pursuant to Section 2.8(c) below. For cancelled options paid in cash, the amount of cash to be paid for each share of Seller Stock acquirable by such option shall be equal to the difference between the Per Share Cash Consideration and the exercise price of the Seller Stock Option (the aggregate value of such cash being the “Aggregate Amount of Cash for Cancelled Options”) and, per the definition of “Cash Consideration,” the Aggregate Amount of Cash for Cancelled Options shall be deducted therefrom.

(c)           If an optionee so elects, then effective as of the Effective Time, such optionee’s Seller Stock Options that are then outstanding and unexercised will be converted into and become an option (a “Converted Option”) to purchase Company Stock on the same terms and conditions as are in effect with respect to the Seller Stock Option immediately prior to the Effective Time, except that (i) each such Converted Option may be exercised solely for shares of Company Stock, (ii) the number of shares of Company Stock subject to such Converted Option will be equal to the number of shares of Seller Stock subject to such Seller Stock Option immediately prior to the Effective Time multiplied by the Exchange Ratio, the product being rounded, if necessary, up or down to the nearest whole share, and (iii) the per-share exercise price for each such Converted Option will be adjusted by dividing the per share exercise price of the Seller Stock Option by the Exchange Ratio, and rounding up or down to the nearest cent. To the extent Seller Stock Options are so converted, the Required Stock Amount shall be decreased by the “Aggregate Amount of Stock for Converted Options,” which shall be determined by (i) dividing the aggregate difference between (a) the Per Share Cash Consideration [multiplied by the number of options so converted] and (b) the pre-conversion exercise price of such options [multiplied by the number of options so converted], by (ii) the Average Closing Price and rounding up any fraction to the next full share.

(d)           Election forms shall be distributed to optionees at the Mailing Date, and such forms shall be returned to the Company within thirty (30) of the date of distribution. Elections shall be honored to the extent requested by each optionee; provided, however, that the Aggregate Amount of Cash for Options shall equal 24.2% of the total consideration paid for cancelled Options, and the Aggregate Amount of Stock for Options shall equal 75.8% of the total consideration paid for cancelled Options. The Company will use allocation provisions similar to those described in Section 2.7 to allocate cash/Company Stock in such a way so that Aggregate Amount of Cash for Options equals 24.2% of the total consideration paid for cancelled Options and the Aggregate Amount of Stock for Options equal 75.8% of the total consideration paid for cancelled Options. Any optionee who fails to return an election form by the due date shall be treated in a manner similar as to how “Undesignated Shares” are treated for purposes of the allocation provisions of Section 2.7.

(e)           Within fifteen (15) days following the Company’s receipt of the optionees’ election forms, the Company will deliver to each holder of a Converted Option a written statement setting forth the number of shares of Company Stock that are subject to such holder’s Converted Option, the per-share exercise price of such Converted Option, and the date on which such Converted Option will terminate. Within thirty (30) days of the Effective Time, Company will prepare and file with the SEC a Registration Statement on Form S-8 or other appropriate form covering shares of Company Stock to be issued upon the exercise of the Converted Options.

2.9           Severance Payments. Any Seller Bank employee, other than an employee covered by an employment agreement, that is not offered employment at the Company or Bank after the Merger shall be eligible to receive severance in the amount of two weeks of salary for every full year of service to Seller Bank. However no employee of Seller Bank that has been employed by Seller Bank for more than one year at the closing of the Merger and who is not offered employment at the Surviving Company or Surviving Bank shall, upon execution of an appropriate waiver and release in favor of the Surviving Bank, receive less than twelve weeks of salary as severance. Any severance payments to be made under this Section 2.9 shall not affect the determination of the Cash Consideration.

2.10         Boards of Directors. At the Effective Time two current directors of Seller shall be added to the Boards of Directors of Company and Bank. Within thirty days of this Agreement Seller shall nominate in writing two candidates for directorship of Company and Bank. Company within ten days of such nomination shall in its sole and reasonable discretion accept or reject the candidates. If Company rejects either of the two candidates, Seller shall immediately nominate another candidate in writing which Company shall have ten days of such nomination to accept or reject. This process will continue until Company has accepted two candidates for the Boards of Directors of Company and Bank.

ARTICLE 3

REPRESENTATIONS AND WARRANTIES OF COMPANY AND BANK

Company and Bank represent and warrant to Seller as follows:

3.1           Incorporation, Standing and Power. Company has been duly incorporated and is validly existing as a corporation in good standing under the laws of the State of Nevada and is registered as a bank holding company under the BHC Act. Bank has been duly incorporated and is validly existing as a Nevada banking corporation and is authorized by the DFI to conduct a general banking business. Bank’s deposits are insured by the FDIC in the manner and to the extent provided by law. Company and Bank have all requisite corporate power and authority to own, lease and operate their respective properties and assets and to carry on their respective businesses as presently conducted. Neither the scope of the business of Company or Bank nor the location of any of their respective properties requires that Company or Bank be licensed to do business in any jurisdiction other than in Nevada and California where the failure to be so licensed would, individually or in the aggregate, have a materially adverse effect on the financial condition, results of operation or business of Company on a consolidated basis.

3.2           Capitalization. As of March 31, 2006, the authorized capital stock of Company consisted of (i) 10,000,000 shares of Company Stock, of which 3,133,551 shares were outstanding and (ii) 20,000,000 shares of $.01 par value preferred stock. As of the date of this Agreement, the authorized capital stock of Bank consists of (i) 10,000,000 shares of Bank Stock of which 1,405,930 shares of Bank Stock are outstanding and are owned by Company without Encumbrance and (ii) 20,000,000 shares of $.01 preferred stock, of which no shares of Bank preferred stock are outstanding. All the outstanding shares of Company Stock and Bank Stock are duly authorized, validly issued, fully paid, nonassessable and without preemptive rights. As of March 31, 2006 the Company had outstanding 326,196 warrants exercisable to acquire 326,196 shares of Company

Stock. Except for the warrants of Company and Company Stock Options covering shares of Company Stock granted pursuant to the Company Stock Option Plan and except as set forth in Company’s Disclosure Letter, there are no outstanding options, warrants or other rights in or with respect to the unissued shares of Company Stock or Bank Stock or any other securities convertible into such stock, and neither Company nor Bank is obligated to issue any additional shares of its capital stock or any options, warrants or other rights in or with respect to the unissued shares of its capital stock or any other securities convertible into such stock.

3.3           Subsidiaries. Except as set forth in Company’s Disclosure Letter, neither Company nor Bank own, directly or indirectly, any outstanding stock, Equity Securities or other voting interest in any corporation, partnership, joint venture or other entity or Person, other than DPC Property.

3.4           Financial Statements. Company has previously furnished to Seller a copy of the Financial Statements of Company. The Financial Statements of Company: (a) present fairly the consolidated financial condition of Company as of the respective dates indicated and its consolidated results of operations for the respective periods indicated; and (b) have been prepared in accordance with GAAP. The audits of Company have been conducted in accordance with generally accepted auditing standards. The books and records of Company and Bank are being maintained in material compliance with applicable legal and accounting requirements. Except to the extent (i) reflected in the Financial Statements of Company and (ii) of liabilities incurred since December 31, 2005 in the ordinary course of business and consistent with past practice, neither Company nor Bank has any liabilities, whether absolute, accrued, contingent or otherwise.

3.5           Authority of Company and Bank. The execution and delivery by Company and Bank of this Agreement and, subject to the requisite approval of Company as the sole shareholder of Bank, the consummation of the transactions contemplated hereby have been duly and validly authorized by all necessary corporate action on the part of Company and Bank, and this Agreement is a valid and binding obligation of Company and Bank enforceable in accordance with its terms, except as the enforceability thereof may be limited by bankruptcy, liquidation, receivership, conservatorship, insolvency, moratorium or other similar laws affecting the rights of creditors generally and by general equitable principles and by Section 8(b)(6)(D) of the Federal Deposit Insurance Act, 12 USC 1818(b)(6)(D). Neither the execution and delivery by Company and Bank of this Agreement, the consummation of the Merger, Bank Merger or the transactions contemplated herein, nor compliance by Company and Bank with any of the provisions hereof, will:  (a) violate any provision of their respective Charter Documents; (b) constitute a breach of or result in a default (or give rise to any rights of termination, cancellation or acceleration, or any right to acquire any securities or assets) under any of the terms, conditions or provisions of any note, bond, mortgage, indenture, franchise, license, permit, agreement, Encumbrances or other instrument or obligation to which Company or Bank is a party, or by which Company or Bank or any of their respective properties or assets is bound, if in any such circumstances, such event could have consequences materially adverse to Company on a consolidated basis; or (c) violate any Rule applicable to Company or Bank or any of their respective properties or assets. No Consent of any Governmental Entity having jurisdiction over any aspect of the business or assets of Company or Bank, and no Consent of any Person or shareholder approval, is required in connection with the execution and delivery by Company and Bank of this Agreement or the consummation by Company and Bank of the Bank Merger and the transactions contemplated hereby, except (i) the approval of this Agreement and the transactions contemplated hereby by the Company’s shareholders and the

Company, as the sole shareholder of Bank; (ii) such approvals or notices as may be required by the FRB, FDIC and the DFI; (iii) the declaring effective of the S-4 by the SEC and the approvals of all necessary blue sky administrators; and (iv) as otherwise set forth in Company’s Disclosure Letter.

3.6           Litigation. Except as set forth in Company’s Disclosure Letter, there is no private or governmental suit, claim, action, investigation or proceeding pending, nor to Company’s and Bank’s knowledge threatened, against Company, Bank or against any of their directors, officers or employees relating to the performance of their duties in such capacities or against or affecting any properties of Company or Bank. There are no judgments, decrees, stipulations or orders against Company enjoining it or any of its directors, officers or employees in respect of, or the effect of which is to prohibit, any business practice or the acquisition of any property or the conduct of business in any area of Company or Bank. To the knowledge of Company and Bank, neither Company nor Bank is a party to any pending or, to the knowledge of any of its officers, threatened legal, administrative or other claim, action, suit, investigation, arbitration or proceeding challenging the validity or propriety of any of the transactions contemplated by this Agreement.

3.7           Compliance with Laws and Regulations. Except as set forth in Company’s Disclosure Letter, neither Company nor Bank is in default under or in breach of any provision of its Charter Documents or any Rule promulgated by any Governmental Entity having authority over it or any agreement with any Governmental Entity, where such default or breach would have a material adverse effect on the business, financial condition or results of operations of Company or Bank.

3.8           Absence of Material Change. Since December 31, 2005, the businesses of Company and Bank have been conducted only in the ordinary course, in substantially the same manner as theretofore conducted, and, except as set forth in Company’s Disclosure Letter, there has not occurred since December 31, 2005 any event that has had or may reasonably be expected to have a material adverse effect on the business, prospects, financial condition or results of operation of Company or Bank.

3.9           Community Reinvestment Act. Bank received a rating of “satisfactory” or better in its most recent examination or interim review with respect to the Community Reinvestment Act. Neither Company nor Bank has been advised of any concerns regarding compliance with the Community Reinvestment Act by any Governmental Entity or by any other Person.

3.10         SEC Reports. As of the respective dates, since August 14, 2003, Company has filed all SEC Reports required to be filed by it and none of Company’s SEC Reports contained at the time of filing any untrue statement of a material fact or omitted to state a material fact required to be stated therein or necessary to make the statements made therein, in light of the circumstance under which they were made, not misleading.

3.11         Regulatory Approvals. To the knowledge of Company and Bank, Company and Bank have no reason to believe that they would not receive all required approvals from any Governmental Entity of any application to consummate the transactions contemplated by this Agreement without the imposition of a materially burdensome condition in connection with the approval of any such application.

3.12         Performance of Obligations. Company and Bank has each performed all of the obligations required to be performed by it to date and is not in material default under or in breach of any term or provision of any material contract, and no event has occurred that, with the giving of notice or the passage of time or both, would constitute such default or breach. To Company and Bank’s knowledge, no party with whom either has an agreement that is material to its business is in default thereunder.

3.13         Licenses and Permits. Each of Company and Bank has all licenses and permits that are necessary for the conduct of its businesses, and such licenses are in full force and effect, except for any failure to be in full force and effect that would not, individually or in the aggregate, have a material adverse effect on the business, financial condition or results of operations of Company. The properties and operations of Company and Bank are and have been maintained and conducted, in all material respects, in compliance with all applicable Rules.

3.14         Undisclosed Liabilities. Except as set forth in Company’s Disclosure Letter neither Company nor Bank has any liabilities or obligations, either accrued or contingent, that are material to it and that have not been: (a) reflected or disclosed in the Financial Statements of Company or (b) incurred subsequent to December 31, 2005 in the ordinary course of business. Neither Company nor Bank knows of any basis for the assertion against it of any liability, obligation or claim (including, without limitation, that of any Governmental Entity) that is likely to result in or cause a material adverse change in the business, financial condition or results of operations of Company that is not fairly reflected in the Financial Statements of Company or otherwise disclosed in this Agreement.

3.15         Accounting Records. Each of Company and Bank maintains accounting records which fairly and validly reflect, in all material respects, its transactions and accounting controls sufficient to provide reasonable assurances that such transactions are (i) executed in accordance with its management’s general or specific authorization, and (ii) recorded as necessary to permit the preparation of financial statements in conformity with GAAP. Such records, to the extent they contain material information pertaining to Company or Bank which is not easily and readily available elsewhere, have been duplicated, and such duplicates are stored safely and securely.

3.16         Absence of Adverse Agreements. Neither Company nor any of its subsidiaries is a party to any agreement or instrument, nor is Company or any such subsidiary subject to any judgment, order, decree, rule or regulation of any court or other governmental agency or authority which materially and adversely affects or in the future may materially and adversely affect the financial condition, results of operations, business or prospects of Company or any subsidiary of Company.

3.17         Disclosure. Neither the Company Financial Statements nor any representation or warranty contained herein, nor any information delivered or to be delivered by Company pursuant to this Agreement, contains or shall contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary in order to make the statements therein, in light of the circumstances under which they were made, not misleading.

3.18         Bank Secrecy Act. Neither Company nor Bank has been advised of any supervisory concerns regarding their compliance with the Bank Secrecy Act (31 USC 5322, et seq.) or related state or federal anti-money laundering laws, regulations and guidelines, including without limitation those provisions of federal regulations requiring (a) the filing of reports, such as Currency Transaction Reports and Suspicious Activity Reports, (b) the maintenance of records and (c) the exercise of due diligence in identifying customers.

3.19         Brokers and Finders. Except as provided in Company’s Disclosure Letter with copies of any such written agreements attached, neither Company nor Bank is a party to or obligated under any agreement with any broker or finder relating to the transactions contemplated hereby, and neither the execution of this Agreement nor the consummation of the transactions provided for herein or therein will result in any liability by Company or Bank to any broker or finder.

3.20         Insurance. Company and Bank have policies of insurance and bonds covering their assets and businesses against such casualties and contingencies and in such amounts, types and forms as are customary in the banking industry for their business, operations, properties and assets. All such insurance policies and bonds are in full force and effect. Except as set forth in Company’s Disclosure Letter, neither Company nor Bank has received notice from any insurer that any such policy or bond has been canceled or indicating an intention to cancel or not to renew any such policy or bond or generally disclaiming liability thereunder. Except as set forth in Company’s Disclosure Letter, neither Company nor Bank is in default under any such policy or bond and all material claims thereunder have been filed in a timely fashion. The existing insurance carried by Company and Bank are sufficient for compliance by them with all material requirements of law and regulations and agreements to which they are subject or are a party.

3.21         Taxes. Except as set forth in Company’s Disclosure Letter, Company and Bank have filed all federal and foreign income tax returns, all state and local franchise and income tax, real and personal property tax, sales and use tax, premium tax, excise tax and other tax returns of every character required to be filed by them and have paid all taxes, together with any interest and penalties owing in connection therewith, shown on such returns to be due in respect of the periods covered by such returns, other than taxes which are being contested in good faith and for which adequate reserves have been established. Except as set forth in Company’s Disclosure Letter, Company and Bank have filed all required payroll tax returns, have fulfilled all tax withholding obligations and have paid over to the appropriate governmental authorities the proper amounts with respect to the foregoing. The tax and audit positions taken by Company and Bank in connection with the tax returns described in the preceding sentences were reasonable and asserted in good faith. Adequate provision has been made in the books and records of Company or Bank and, to the extent required by GAAP, reflected in the Financial Statements of Company, for all tax liabilities, including interest or penalties, whether or not due and payable and whether or not disputed, with respect to any and all federal, foreign, state, local and other taxes for the periods covered by such financial statements and for all prior periods. To the knowledge of Company and Bank, neither the IRS nor any foreign, state, local or other taxing authority is now asserting or threatening to assert any deficiency or claim for additional taxes (or interest thereon or penalties in connection therewith) except as set forth in Company’s Disclosure Letter.

3.22         Loan Portfolio. Company’s Disclosure Letter sets forth a description of:  (a) by type and classification, all loans, leases, other extensions and commitments to extend credit of Bank of $100,000 or more, that have been classified by itself, any external loan reviewer or grader, its bank examiners or auditors (external or internal) as “Watch List,” “Substandard,” “Doubtful,” “Loss” or any comparable classification; and (b) all loans due to Bank as to which any payment of principal, interest or any other amount is 30 days or more past due. Bank’s allowance for loan losses is and will be at the Effective Time in accordance with GAAP in all materials respects and in accordance with all applicable regulatory requirements of any Governmental Entity.

3.23         Operating Losses. Company’s Disclosure Letter sets forth any Operating Loss (as hereinafter defined), which has occurred at Company or Bank during the period after December 31, 2005. To the knowledge of Company and Bank, no action has been taken or omitted to be taken by an employee of Company or Bank that has resulted in the incurrence by Company or Bank of an Operating Loss or that might reasonably be expected to result in an Operating Loss after December 31, 2005, which, net of any insurance proceeds payable in respect thereof, would exceed $50,000.

3.24         Environmental Matters. Except as set forth in Company’s Disclosure Letter, to the knowledge of Company and Bank, (i) Company and Bank are in compliance with all Environmental Laws (as hereinafter defined); (ii) there are no Tanks (as hereinafter defined) on or about any Company Property; (iii) there are no Hazardous Materials (as hereinafter defined)  on, below or above the surface of, or migrating to or from Company Property; (iv) Bank does not have loans outstanding secured by real property that is not in compliance with Environmental Laws or which has a leaking Tank or upon which there are Hazardous Materials on or migrating to or from; and (v) without limiting the foregoing representations and warranties contained in clauses (i) through (iv), as of the date of this Agreement, to the knowledge of Company and Bank, there is no claim, action, suit, or proceeding or notice thereof before any Governmental Entity pending against Company or Bank or concerning property securing Bank’s loans and there is no outstanding judgment, order, writ, injunction, decree, or award against or affecting Company Property or property securing Bank’s loans, relating to the foregoing representations (i) - (iv), in each case the noncompliance with which, or the presence of which would have a material adverse effect on the business, financial condition, results of operations or prospects of Company on a consolidated basis. “Company Property” shall mean real estate currently owned, leased, or otherwise used by Company or Bank, or in which either has an investment or security interest by mortgage, deed of trust, sale and lease-back or otherwise, including without limitation, properties under foreclosure and properties held by Bank in its capacity as a trustee or otherwise. For purposes of this Section only, “knowledge” shall mean the actual knowledge of Company or Bank without the imposition of any duty of inquiry beyond that required in Bank’s lending policies.

3.25         Financial Resources. Subject to the successful completion of a private placement offering for a minimum of $7,500,000, which the Company shall complete prior to commencement of the determination period for the Average Closing Price, the Company has the financial resources and liquidity to complete the transactions contemplated by this Agreement.

ARTICLE 4

REPRESENTATIONS AND WARRANTIES OF

SELLER AND SELLER BANK

Seller and Seller Bank represents and warrants to Company and Bank as follows:

4.1           Incorporation, Standing and Power. Seller has been duly incorporated and is validly existing as a corporation in good standing under the laws of the State of Nevada and is registered as a bank holding company under the BHC Act. Seller has all requisite corporate power and authority to own, lease and operate Seller’s properties and assets and to carry on Seller’s business as presently conducted. Neither the scope of the business of Seller nor the location of any of Seller’s properties requires that Seller be licensed to do business in any jurisdiction other than in Nevada where the failure to be so licensed would have a materially adverse effect on the financial condition, results of operation or business of Seller. Seller Bank has been duly incorporated and is validly existing as a Nevada banking corporation and is authorized by the DFI to conduct a general banking business in the manner and to the extent provided by law. Seller Bank has all requisite corporate power and authority to own, lease and operate Seller Bank’s properties and assets and to carry on Seller Bank’s business as presently conducted. Seller Bank’s deposits are insured by the FDIC in the manner and to the extent provided by law. Neither the scope of the business of Seller Bank nor the location of any of Seller Bank’s properties requires that Seller Bank be licensed to do business in any jurisdiction other than in Nevada where the failure to be so licensed would have a materially adverse effect on the financial condition, results of operation or business of Seller Bank.

4.2           Capitalization. As of the date of this Agreement, the authorized capital stock of Seller consists of 5,000,000 shares, of which 879,378 shares are outstanding. All the outstanding shares of Seller Stock are duly authorized, validly issued, fully paid, nonassessable and without preemptive rights. Except as set forth in Seller’s Disclosure Letter, there are no outstanding options, warrants or other rights in or with respect to the unissued shares of Seller Stock or any other securities convertible into such stock, and Seller is not obligated to issue any additional shares of its capital stock or any options, warrants or other rights in or with respect to the unissued shares of its capital stock or any other securities convertible into such stock. Seller’s Disclosure Letter sets forth a list of all Seller Stock Options, including the name of the optionee, the number of shares of Seller Stock to be issued pursuant to the option and the exercise price of the option.

As of the date of this Agreement, the authorized capital stock of Seller Bank consists of 5,000,000 shares, of which 436,855 shares are outstanding. All the outstanding shares of Seller Bank Stock are duly authorized, validly issued, fully paid, nonassessable and without preemptive rights. Except as set forth in Seller’s Disclosure Letter, there are no outstanding options, warrants or other rights in or with respect to the unissued shares of Seller Bank Stock or any other securities convertible into such stock, and Seller is not obligated to issue any additional shares of its capital stock or any options, warrants or other rights in or with respect to the unissued shares of its capital stock or any other securities convertible into such stock.

4.3           Subsidiaries. Except as set forth in Seller’s Disclosure Letter, Seller does not own, directly or indirectly, any outstanding stock, Equity Securities or other voting interest in any corporation, partnership, joint venture or other entity or Person. Except as set forth in Seller Bank’s Disclosure Letter, Seller Bank does not own, directly or indirectly, any outstanding stock, Equity Securities or other voting interest in any corporation, partnership, joint venture or other entity or Person.

4.4           Financial Statements. Seller has previously furnished to Company a copy of the Financial Statements of Seller. The Financial Statements of Seller: (a) present fairly the financial condition of Seller as of the respective dates indicated and its results of operations and cash flow for the respective periods indicated; and (b) have been prepared in accordance with GAAP. The audits of Seller have been conducted in accordance with generally accepted auditing standards. The books and records of Seller are being maintained in material compliance with applicable legal and accounting requirements. Except to the extent (i) reflected in the Financial Statements of Seller and (ii) of liabilities incurred since December 31, 2005 in the ordinary course of business and consistent with past practice, Seller does not have any liabilities, whether absolute, accrued, contingent or otherwise.

4.5           Authority of Seller and Seller Bank. The execution and delivery by Seller of this Agreement and, subject to the requisite approval of the shareholders of Seller, the consummation of the transactions contemplated hereby have been duly and validly authorized by all necessary corporate action on the part of Seller, and this Agreement is a valid and binding obligation of Seller enforceable in accordance with its terms, except as the enforceability thereof may be limited by bankruptcy, liquidation, receivership, conservatorship, insolvency, moratorium or other similar laws affecting the rights of creditors generally and by general equitable principles. Except as set forth in Seller’s Disclosure Letter, neither the execution and delivery by Seller of this Agreement, the consummation of the Merger or the transactions contemplated herein, nor compliance by Seller with any of the provisions hereof, will:  (a) violate any provision of Seller’s Charter Documents; (b) constitute a breach of or result in a default (or give rise to any rights of termination, cancellation or acceleration, or any right to acquire any securities or assets) under any of the terms, conditions or provisions of any note, bond, mortgage, indenture, franchise, license, permit, agreement, Encumbrances or other instrument or obligation to which Seller is a party, or by which Seller or any of Seller’s properties or assets is bound, if in any such circumstances, such event could have consequences materially adverse to Seller; or (c) violate any Rule applicable to Seller or any of Seller’s properties or assets. No Consent of any Governmental Entity having jurisdiction over any aspect of the business or assets of Seller, and no Consent of any Person, is required in connection with the execution and delivery by Seller of this Agreement or the consummation by Seller of the Merger and the transactions contemplated hereby, except (i) the approval of this Agreement and the transactions contemplated hereby by the shareholders of Seller; (ii) such approvals or notices as may be required by the FRB, FDIC and the DFI; (iii) the declaring effective of the S-4 by the SEC and the approvals of all necessary blue sky administrators; and (iv) as otherwise set forth in Seller’s Disclosure Letter.

The execution and delivery by Seller Bank of this Agreement and, subject to the requisite approval of the shareholder of Seller Bank, the consummation of the transactions contemplated hereby have been duly and validly authorized by all necessary corporate action on the part of Seller Bank, and this Agreement is a valid and binding obligation of Seller Bank enforceable in accordance with its terms, except as the enforce ability thereof may be limited by bankruptcy, liquidation, receivership, conservatorship, insolvency, moratorium or other similar laws affecting the rights of creditors generally and by general equitable principles and by Section 8(b)(6)(D) of the Federal Deposit Insurance Act, 12 USC 1818(b)(6)(D). Except as set forth in Seller Bank’s Disclosure Letter, neither the execution and delivery by Seller of this Agreement, the consummation of the Bank Merger or the transactions contemplated herein, nor compliance by Seller with any of the provisions hereof, will:  (a) violate any provision of Seller Bank’s Charter Documents; (b) constitute a breach of or result in a default (or give rise to any rights of termination, cancellation or acceleration, or any right to acquire any securities or assets) under any of the terms, conditions or provisions of any note, bond, mortgage, indenture, franchise, license, permit, agreement, Encumbrances or other instrument or obligation to which Seller Bank is a party, or by which Seller Bank or any of Seller Bank’s properties or assets is bound, if in any such circumstances, such event could have consequences materially adverse to Seller; or (c) violate any Rule applicable to Seller Bank or any of Seller Bank’s properties or assets. No Consent of any Governmental Entity having jurisdiction over any aspect of the business or assets of Seller Bank, and no Consent of any Person, is required in connection with the execution and delivery by Seller Bank of this Agreement or the consummation by Seller Bank of the Bank Merger and the transactions contemplated hereby, except (i) the approval of this Agreement and the transactions contemplated hereby by the Seller as sole shareholder of Seller Bank ; (ii) such approvals or notices as may be required by the FRB, FDIC and the DFI; and (iii) as otherwise set forth in Seller Bank’s Disclosure Letter.

4.6           Insurance. Seller has policies of insurance and bonds covering Seller’s assets and businesses against such casualties and contingencies and in such amounts, types and forms as are customary in the banking industry for Seller’s business, operations, properties and assets. All such insurance policies and bonds are in full force and effect. Except as set forth in Seller’s Disclosure Letter, Seller has not received notice from any insurer that any such policy or bond has been canceled or indicating an intention to cancel or not to renew any such policy or bond or generally disclaiming liability thereunder. Except as set forth in Seller’s Disclosure Letter, Seller is not in default under any such policy or bond and all material claims thereunder have been filed in a timely fashion. Seller’s Disclosure Letter sets forth a list of all policies of insurance carried and owned by Seller, showing the name of the insurance company, the nature of the coverage, the policy limit, the annual premiums and the expiration dates. The existing insurance carried by Seller is sufficient for compliance by Seller with all material requirements of law and regulations and agreements to which Seller is subject or is a party.

Seller Bank has policies of insurance and bonds covering Seller Bank’s assets and businesses against such casualties and contingencies and in such amounts, types and forms as are customary in the banking industry for Seller Bank’s business, operations, properties and assets. All such insurance policies and bonds are in full force and effect. Except as set forth in Seller Bank’s Disclosure Letter, Seller Bank has not received notice from any insurer that any such policy or bond has been canceled or indicating an intention to cancel or not to renew any such policy or bond or generally disclaiming liability thereunder. Except as set forth in Seller Bank’s Disclosure Letter, Seller Bank is not in default under any such policy or bond and all material claims thereunder have been filed in a timely fashion. Seller Bank’s Disclosure Letter sets forth a list of all policies of insurance carried and owned by Seller Bank, showing the name of the insurance company, the nature of the coverage, the policy limit, the annual premiums and the expiration dates. The existing insurance carried by Seller Bank is sufficient for compliance by Seller Bank with all material requirements of law and regulations and agreements to which Seller Bank is subject or is a party.

4.7           Title to Assets. Seller’s Disclosure Letter sets forth a summary of all items of personal property and equipment of Seller and Seller Bank with a book value of $50,000 or more, or having an annual lease payment of $25,000 or more, owned or leased by either Seller or Seller Bank. Seller has good and marketable title to all of Seller’s properties and assets, free and clear of all Encumbrances except: (a) as set forth in the Financial Statements of Seller; (b) Encumbrances for current taxes not yet due; (c) Encumbrances incurred in the ordinary course of business, if any, that, to the knowledge of Seller, (i) are not substantial in character, amount or extent, (ii) do not materially detract from the value, (iii) do not interfere with present use, of the property subject thereto or affected thereby, and (iv) do not otherwise materially impair the conduct of business of Seller; or (d) as set forth in Seller’s Disclosure Letter. Seller Bank has good and marketable title to all of Seller Bank’s properties and assets, free and clear of all Encumbrances except: (a) as set forth in the Financial Statements of Seller; (b) Encumbrances for current taxes not yet due; (c) Encumbrances incurred in the ordinary course of business, if any, that, to the knowledge of Seller Bank, (i) are not substantial in character, amount or extent, (ii) do not materially detract from the value, (iii) do not interfere with present use, of the property subject thereto or affected thereby, and (iv) do not otherwise materially impair the conduct of business of Seller Bank; or (d) as set forth in Seller’s Disclosure Letter.

4.8           Real Estate. Seller’s Disclosure Letter sets forth a list of all real property, including leaseholds, owned by either Seller or Seller Bank, together with (i) a description of the locations thereof, (ii) a description of each real property lease, sublease, installment purchase, or similar arrangement to which Seller is a party, and (iii) a description of each contract for the purchase, sale or development of real estate to which Seller is a party. Seller has good and marketable title to the real property, and valid leasehold interests in the leaseholds, set forth in Seller’s Disclosure Letter, free and clear of all Encumbrances, except (a) for rights of lessors, co-lessees or subleases in such matters that are reflected in the lease; (b) Encumbrances for current taxes not yet due and payable; (c) Encumbrances incurred in the ordinary course of business, if any, that, to the knowledge of Seller, (i) are not substantial in character, amount or extent, (ii) do not materially detract from the value, (iii) do not interfere with present use, of the property subject thereto or affected thereby, and (iv) do not otherwise materially impair the conduct of business of Seller; or (d) as set forth in Seller’s Disclosure Letter. Seller, as lessee, has the right under valid and subsisting leases to occupy, use and possess all property leased by Seller, as identified in Seller’s Disclosure Letter, and, to the knowledge of Seller, there has not occurred under any such lease any breach, violation or default. Except as set forth in Seller’s Disclosure Letter and except with respect to deductibles under insurance policies set forth in Seller’s Disclosure Letter, Seller has not experienced any uninsured damage or destruction with respect to the properties identified in Seller’s Disclosure Letter. To the knowledge of Seller, all properties and assets used by Seller are in good operating condition and repair, suitable for the purposes for which they are currently utilized, and comply with all applicable Rules related thereto. Seller enjoys peaceful and undisturbed possession under all leases for the use of real or personal property under which Seller is the lessee, and, to the knowledge of Seller, all leases to which Seller is a party are valid and enforceable in all material respects in accordance with the terms thereof except as may be limited by bankruptcy, insolvency, moratorium or other similar laws affecting creditors’ rights and except as may be limited by the exercise of judicial discretion in applying principles of equity. Seller is not in default with respect to any such lease, and to the knowledge of the officers of Seller no event has occurred which with the lapse of time or the giving of notice, or both, would constitute a default under any such lease. Copies of each such lease are attached to Seller’s Disclosure Letter.

Seller Bank, as lessee, has the right under valid and subsisting leases to occupy, use and possess all property leased by Seller Bank, as identified in Seller’s Disclosure Letter, and, to the knowledge of Seller Bank, there has not occurred under any such lease any breach, violation or default. Except as set forth in Seller’s Disclosure Letter and except with respect to deductibles under insurance policies set forth in Seller’s Disclosure Letter, Seller Bank has not experienced any uninsured damage or destruction with respect to the properties identified in Seller’s Disclosure Letter. To the knowledge of Seller Bank, all properties and assets used by Seller Bank are in good operating condition and repair, suitable for the purposes for which they are currently utilized, and comply with all applicable Rules related thereto. Seller Bank enjoys peaceful and undisturbed possession under all leases for the use of real or personal property under which Seller Bank is the lessee, and, to the knowledge of Seller Bank, all leases to which Seller Bank is a party are valid and enforceable in all material respects in accordance with the terms thereof except as may be limited by bankruptcy, insolvency, moratorium or other similar laws affecting creditors’ rights and except as may be limited by the exercise of judicial discretion in applying principles of equity. Seller Bank is not in default with respect to any such lease, and to the knowledge of the officers of Seller Bank no event has occurred which with the lapse of time or the giving of notice, or both, would constitute a default under any such lease. Copies of each such lease are attached to Seller’s Disclosure Letter.

4.9           Litigation. Except as set forth in Seller’s Disclosure Letter, to the knowledge of Seller and Seller Bank there is no private or governmental suit, claim, action, investigation or proceeding pending as to Seller or Seller Bank or any of its directors, officers, agents or employees. In addition, to Seller’s or Seller Bank’s knowledge there is no threatened private or governmental suit, claim, action, investigation or proceeding, against Seller or Seller Bank or against any of Seller’s or Seller Bank’s directors, officers, agents or employees relating to the performance of their duties in such capacities or against or affecting any properties of Seller or Seller Bank.

There are no judgments, decrees, stipulations or orders against Seller enjoining Seller or any of Seller’s directors, officers or employees in respect of, or the effect of which is to prohibit, any business practice or the acquisition of any property or the conduct of business in any area of Seller. To the knowledge of Seller, Seller is not a party to any pending or, to the knowledge of any of its Executive Officers, threatened legal, administrative or other claim, action, suit, investigation, arbitration or proceeding challenging the validity or propriety of any of the transactions contemplated by this Agreement.

There are no judgments, decrees, stipulations or orders against Seller Bank enjoining Seller Bank or any of Seller Bank’s directors, officers or employees in respect of, or the effect of which is to prohibit, any business practice or the acquisition of any property or the conduct of business in any area of Seller Bank. To the knowledge of Seller Bank, Seller Bank is not a party to any pending or, to the knowledge of any of its Executive Officers, threatened legal, administrative or other claim, action, suit, investigation, arbitration or proceeding challenging the validity or propriety of any of the transactions contemplated by this Agreement.

4.10         Taxes. Except as set forth in Seller’s Disclosure Letter, Seller and Seller Bank have filed all federal and foreign income tax returns, all state and local franchise and income tax, real and personal property tax, sales and use tax, premium tax, excise tax and other tax returns of every character required to be filed by them and have paid all taxes, together with any interest and penalties owing in connection therewith, shown on such returns to be due in respect of the periods covered by such returns, other than taxes which are being contested in good faith and for which adequate reserves have been established. Except as set forth in Seller’s Disclosure Letter, Seller and Seller Bank have filed all required payroll tax returns, have fulfilled all tax withholding obligations and have paid over to the appropriate governmental authorities the proper amounts with respect to the foregoing. The tax and audit positions taken by Seller and Seller Bank in connection with the tax returns described in the preceding sentences were reasonable and asserted in good faith. Adequate provision has been made in the books and records of Seller and Seller Bank and, to the extent required by GAAP, reflected in the Financial Statements of Seller, for all tax liabilities, including interest or penalties, whether or not due and payable and whether or not disputed, with respect to any and all federal, foreign, state, local and other taxes for the periods covered by such financial statements and for all prior periods. To the knowledge of Seller and Seller Bank, neither the IRS nor any foreign, state, local or other taxing authority is now asserting or threatening to assert any deficiency or claim for additional taxes (or interest thereon or penalties in connection therewith) except as set forth in Seller’s Disclosure Letter.

Seller’s Disclosure Letter sets forth (i) the date or dates through which the IRS has examined the federal tax returns of Seller and Seller Bank and the date or dates through which any foreign, state, local or other taxing authority has examined any other tax returns of Seller and Seller Bank; (ii) a complete list of each year for which any federal, state, local or foreign tax authority has obtained or has requested an extension of the statute of limitations from Seller or Seller Bank and lists each tax case of Seller or Seller Bank currently pending in audit, at the administrative appeals level or in litigation; and (iii) the date and issuing authority of each statutory notice of deficiency, notice of proposed assessment and revenue agent’s report issued to Seller or Seller Bank within the last twelve (12) months. Except as set forth in Seller’s Disclosure Letter, to the knowledge of Seller and Seller Bank, neither the IRS nor any foreign, state, local or other taxing authority has, during the past three years, examined or is in the process of examining any federal, foreign, state, local or other tax returns of Seller or Seller Bank.

4.11         Compliance with Laws and Regulations. Except as set forth in Seller’s Disclosure Letter, neither Seller nor Seller Bank is in default under or in breach of any provision of its Charter Documents or any Rule promulgated by any Governmental Entity having authority over it, where such default or breach would have a material adverse effect on the business, financial condition or results of operations of Seller or Seller Bank.

4.12         Performance of Obligations. Seller and Seller Bank each have performed all of the obligations required to be performed by it to date and neither is in material default under or in breach of any term or provision of any material contract, and no event has occurred that, with the giving of notice or the passage of time or both, would constitute such default or breach. To Seller’s knowledge, no party with whom Seller has an agreement that is material to its business is in default thereunder. To Seller Bank’s knowledge, no party with whom Seller Bank has an agreement that is material to its business is in default thereunder.

4.13         Employees. There are no controversies pending or threatened between Seller and any of Seller’s employees that are likely to have a material adverse effect on Seller’s business, financial condition or results of operation of Seller. Seller is not a party to any collective bargaining agreement with respect to any of its employees or any labor organization to which its employees or any of them belong.

There are no controversies pending or threatened between Seller Bank and any of Seller Bank’s employees that are likely to have a material adverse effect on Seller Bank’s business, financial condition or results of operation of Seller Bank. Seller Bank is not a party to any collective bargaining agreement with respect to any of its employees or any labor organization to which its employees or any of them belong.

4.14         Brokers and Finders. Except as provided in Seller’s Disclosure Letter with copies of any such agreements attached, neither Seller nor Seller Bank is a party to or obligated under any agreement with any broker or finder relating to the transactions contemplated hereby, and, except as provided in Seller’s Disclosure Letter, neither the execution of this Agreement nor the consummation of the transactions provided for herein or therein will result in any liability to any broker or finder.

4.15         Absence of Material Change. Since December 31, 2005, the business of Seller has been conducted only in the ordinary course, in substantially the same manner as theretofore conducted, and, except as set forth in Seller’s Disclosure Letter, there has not occurred since December 31, 2005 any event that has had or may reasonably be expected to have a material adverse effect on the business, prospects, financial condition or results of operation of Seller or Seller Bank.

4.16         Licenses and Permits. Seller has all licenses and permits necessary for the conduct of its business, and such licenses are in full force and effect, except for any failure to be in full force and effect that would not, individually or in the aggregate, have a material adverse effect on the business, financial condition or results of operations of Seller. The properties and operations of Seller are and have been maintained and conducted, in all material respects, in compliance with all applicable Rules.

Seller Bank has all licenses and permits necessary for the conduct of its business, and such licenses are in full force and effect, except for any failure to be in full force and effect that would not, individually or in the aggregate, have a material adverse effect on the business, financial condition or results of operations of Seller Bank. The properties and operations of Seller Bank are and have been maintained and conducted, in all material respects, in compliance with all applicable Rules.

4.17         Undisclosed Liabilities. Except as set forth in Seller’s Disclosure Letter, neither Seller nor Seller Bank has any liabilities or obligations, either accrued or contingent, that are material to it and that have not been: (a) reflected or disclosed in the Financial Statements of Seller or (b) incurred subsequent to December 31, 2005 in the ordinary course of business. Seller and Seller Bank do not know of any basis for the assertion against either of any liability, obligation or claim (including, without limitation, that of any Governmental Entity) that is likely to result in or cause a material adverse change in the business, prospects, financial condition or results of operations of Seller or Seller Bank that is not fairly reflected in the Financial Statements of Seller or otherwise disclosed in this Agreement.

4.18         Employee Benefit Plans.

(a)           Except as set forth in Seller’s Disclosure Letter, neither Seller nor Seller Bank has any “employee benefit plan,” as defined in Section 3(3) of ERISA, any “multiemployer plan” as defined in Section 3(37) of ERISA, any “defined benefit pension plan” within the meaning of Section 3(35) of ERISA nor has Seller ever sponsored or maintained any such plan.

(b)           Seller’s Disclosure Letter sets forth copies and descriptions of each Benefit Arrangement maintained or otherwise contributed to by Seller or Seller Bank (such plans and arrangements being collectively referred to herein as “Seller Benefit Arrangements”). Except as set forth in Seller’s Disclosure Letter, there has been no material amendment thereof or increase in the cost thereof or benefits payable thereunder since December 31, 2005. Except as set forth in Seller’s Disclosure Letter, there has been no material increase in the compensation of or benefits payable to any senior executive employee of Seller of Seller Bank since December 31, 2005, nor any employment, severance or similar contract entered into with any such employee, nor any amendment to any such contract, since December 31, 2005. Except as set forth in Seller’s Disclosure Letter, there is no contract, agreement or benefit arrangement covering any employee of Seller or Seller Bank which individually or collectively could give rise to the payment of any amount which would constitute an “excess parachute payment,” as such term is defined in Section 280(G) of the Code.

(c)           With respect to all Seller Benefit Arrangements, Seller and Seller Bank are in substantial compliance (other than noncompliance the cost or liability for which is not material) with the requirements prescribed by any and all statutes, governmental or court orders, or governmental rules or regulations currently in effect, applicable to such plans or arrangements.

(d)           Except for the contracts set forth in Seller’s Disclosure Letter, each Seller Benefit Arrangement and each personal services contract, fringe benefit, consulting contract or similar arrangement with or for the benefit of any officer, director, employee or other person can be terminated by Seller or Seller Bank within a period of 30 days following the Effective Time, without payment of any amount as a penalty, bonus, premium, severance pay or other compensation for such termination.

(e)           Notwithstanding any statement or indication in this Agreement to the contrary, except as set forth on Seller’s Disclosure Letter, there are no Seller Benefit Arrangements as to which Seller, Seller Bank or Company/Bank will be required to make any contribution or to make any other payments, whether on behalf of any of the current employees, directors or officers of Seller or Seller Bank or on behalf of any other person after the Closing. Seller has no formal plan or commitment, whether legally binding or not, to create any additional Benefit Arrangement, or to modify or change any existing Seller Benefit Arrangement. In addition, Seller Bank has no formal plan or commitment, whether legally binding or not, to create any additional Benefit Arrangement, or to modify or change any existing Seller Benefit Arrangement.

(f)            None of the Seller Benefit Arrangements nor any trust created thereunder has ever incurred any “accumulated funding deficiency” as such term is defined in Section 412 of the Code, whether or not waived. Furthermore, neither Seller nor Seller Bank has any unfunded liability under ERISA in respect of any of the Benefit Arrangements. Seller and Seller Bank have made all contributions and paid all amounts due and owing under all of the Seller Benefit Arrangements. Each of the Seller Benefit Arrangements that is intended to be a qualified plan under Section 401(a) of the Code has received a favorable determination letter that it is so qualified from the Internal Revenue Service and Seller and Seller Bank do not know of any fact, which could adversely affect the qualified status of any such Benefit Arrangement. All amendments required to bring all of the Seller Benefit Arrangements into conformity with all of the applicable provisions of ERISA, the Code, COBRA, HIPAA and all other applicable laws have been made. All contributions required to be made to each of the Seller Benefit Arrangements under the terms of the Benefit Arrangement, ERISA, the Code or any other applicable laws have been timely made. The Financial Statements of Seller properly reflect all amounts required to be accrued as liabilities to date under each of the Seller Benefit Arrangements.

(g)           There has not occurred and there does not exist (i) any pending litigation or controversy against any of the Seller Benefit Arrangements or against Seller or Seller Bank as the

“Employer” or “Sponsor” under the Benefit Arrangements or against the trustee, fiduciaries or administrators of any of the Benefit Arrangements or (ii) any pending or threatened investigation, proceeding, lawsuit, dispute, action or controversies involving any of the Seller Benefit Arrangements, the administrator or trustee of any of the Benefit Arrangements with any of the Internal Revenue Service, Department of Labor, Pension Benefit Guaranty Corporation, any participant in the Benefit Arrangements, any service provider to any of the Benefit Arrangements or any other person whatsoever.

(h)           Except as set forth in Seller’s Disclosure Letter, neither Seller nor Seller Bank has used the services of (i) workers who have been provided by a third party contract labor supplier for more than six months or who may otherwise be eligible to participate in any of the Seller Benefit Arrangements or to an extent that would reasonably be expected to result in the disqualification or loss of preferred tax status of any of the Seller Benefit Arrangements or the imposition of penalties or excise taxes with respect to the Internal Revenue Service, Department of Labor, Pension Benefit Guaranty Corporation or any other governmental entity; (ii) temporary employees who have worked for more than six months or who may otherwise be eligible to participate in any of the Seller Benefit Arrangements or to an extent that would reasonably be expected to result in the disqualification or loss of preferred tax status of any of the Seller Benefit Arrangements or the imposition of penalties or excise taxes with respect to the Internal Revenue Service, Department of Labor, Pension Benefit Guaranty Corporation or any other governmental entity; (iii) individuals who have provided services to Seller or Seller Bank as independent contractors for more than six months or who may otherwise be eligible to participate in any of the Seller Benefit Arrangements or to an extent that would reasonably be expected to result in the disqualification or loss of preferred tax status of any of the Seller Benefit Arrangement or the imposition of penalties or excise taxes with respect to the Internal Revenue Service, Department of Labor, Pension Benefit Guaranty Corporation or any other governmental entity or (iv) leased employees, as that term is defined in section 414(n) of the Code.

4.19         Corporate Records. True, correct and complete copies of the Charter Documents of Seller and Seller Bank and all amendments thereto to the date hereof are set forth in Seller’s Disclosure Letter, and neither Seller nor Seller Bank has taken any action to terminate or otherwise affect the effectiveness of such Charter Documents (other than entering into this Agreement). The minute books of Seller and Seller Bank, together with the documents and other materials incorporated therein by reference, reflect all meetings held and contain complete and accurate records of all corporate actions taken by the board of directors of Seller and Seller Bank (or any committees thereof) and stockholders. Except as reflected in such minute books, there are no minutes of meetings or consents in lieu of meetings of the board of directors (or any committees thereof) or of the stockholders of Seller.

4.20         Accounting Records. Seller and Seller Bank maintain accounting records which fairly and validly reflect, in all material respects, its transactions and accounting controls sufficient to provide reasonable assurances that such transactions are (i) executed in accordance with its management’s general or specific authorization, and (ii) recorded as necessary to permit the preparation of financial statements in conformity with GAAP. Such records, to the extent they contain material information pertaining to Seller and Seller Bank, which is not easily, and readily available elsewhere, have been duplicated, and such duplicates are stored safely and securely.

4.21         Offices and ATMs. Set forth in Seller’s Disclosure Letter is a list of the headquarters of Seller and Seller Bank (identified as such) and each of the offices and automated teller machines (“ATMs”) maintained and operated (or to be maintained and operated) by Seller Bank (including, without limitation, representative and loan production offices and operations centers) and the location thereof. Except as set forth in Seller’s Disclosure Letter, Seller Bank maintains no other office or ATM and conducts business at no other location, and Seller Bank has not applied for nor received permission to open any additional branch nor operate at any other location. Each ATM maintained and operated by Seller Bank is DES 3 compliant.

4.22         Loan Portfolio. Seller’s Disclosure Letter sets forth a description of:  (a) by type and classification, all loans, leases, other extensions and commitments to extend credit of Seller Bank of $25,000 or more, that have been classified by itself, any external loan reviewer or grader, its bank examiners or auditors (external or internal) as “Watch List,” “Substandard,” “Doubtful,” “Loss” or any comparable classification; and (b) all loans due to Seller or Seller Bank as to which any payment of principal, interest or any other amount is 30 days or more past due. Seller Bank’s allowance for loan losses is and will be at the Effective Time in accordance with GAAP in all materials respects and in accordance with all applicable regulatory requirements of any Governmental Entity. As of April 30, 2006, Seller has no extensions of credits except as set forth in Seller’s Disclosure Letter.

4.23         Power of Attorney. Except as set forth in Seller’s Disclosure Letter, Neither Seller nor Seller Bank has granted any Person a power of attorney or similar authorization that is presently in effect or outstanding.

4.24         Operating Losses. Seller’s Disclosure Letter sets forth any Operating Loss, which has occurred at Seller on a consolidated basis during the period after December 31, 2005. To the knowledge of Seller, no action has been taken or omitted to be taken by an employee of Seller or Seller Bank that has resulted in the incurrence by Seller or Seller Bank of an Operating Loss or that might reasonably be expected to result in an Operating Loss after December 31, 2005, which, net of any insurance proceeds payable in respect thereof, would exceed $10,000. “Operating Loss” means any loss resulting from cash shortages, lost or misposted items, disputed clerical and accounting errors, forged checks, payment of checks over stop payment orders, counterfeit money, wire transfers made in error, theft, robberies, defalcations, check kiting, fraudulent use of credit cards or electronic teller machines or other similar acts or occurrences.

4.25         Environmental Matters. Except as set forth in Seller’s Disclosure Letter, to the knowledge of Seller, (i) Seller and Seller Bank are in compliance with all Environmental Laws; (ii) there are no Tanks on or about Seller Property; (iii) there are no Hazardous Materials on, below or above the surface of, or migrating to or from Seller Property; (iv) neither Seller nor Seller Bank has any loan outstanding secured by real property that is not in compliance with Environmental Laws or which has a leaking Tank or upon which there are Hazardous Materials on or migrating to or from; and (v) without limiting the foregoing representations and warranties contained in clauses (i) through (iv), as of the date of this Agreement, to the knowledge of Seller or Seller Bank, there is no claim, action, suit, or proceeding or notice thereof before any Governmental Entity pending against Seller or Seller Bank or concerning property securing Seller Bank loans and there is no outstanding judgment, order, writ, injunction, decree, or award against or affecting Seller Property or property securing Seller or Seller Bank loans, relating to the foregoing representations (i) - (iv), in each case the noncompliance with which, or the presence of which would have a material adverse effect on the business, financial condition, results of operations or prospects of Seller or Seller Bank. “Seller Property” shall mean real estate currently owned, leased, or otherwise used by Seller or Seller Bank, or in which Seller or Seller Bank has an investment or security interest by mortgage, deed of trust, sale and lease-back or otherwise, including without limitation, properties under foreclosure and properties held by Seller or Seller Bank in its capacity as a trustee or otherwise. For purposes of this Agreement, the term “Environmental Laws” shall mean all applicable statutes, regulations, rules, ordinances, codes, licenses, permits, orders, approvals, plans, authorizations, concessions, franchises, and similar items of all Governmental Entities and all applicable judicial, administrative, and regulatory decrees, judgments, and orders relating to the protection of human health or the environment, including, without limitation: all requirements, including, but not limited to those pertaining to reporting, licensing, permitting, investigation, and remediation of emissions, discharges, releases, or threatened releases of Hazardous Materials, chemical substances, pollutants, contaminants, or hazardous or toxic substances, materials or wastes whether solid, liquid, or gaseous in nature, into the air, surface water, groundwater, or land, or relating to the manufacture, processing, distribution, use, treatment, storage, disposal, transport, or handling of chemical substances, pollutants, contaminates, or hazardous or toxic substances, materials, or wastes, whether solid, liquid, or gaseous in nature and all requirements pertaining to the protection of the health and safety of employees or the public. “Tank” shall mean treatment or storage Tanks, sumps, or water, gas or oil wells and associated piping transportation devices. “Hazardous Materials” shall mean any substance the presence of which requires investigation or remediation under any federal, state, or local statute, regulation, ordinance, order, action, policy or common law, or which is or becomes defined as a hazardous waste, hazardous substance, hazardous material, used oil, pollutant or contaminant under any federal, state or local statute, regulation, rule or ordinance or amendments thereto including without limitation, the Comprehensive Environmental Response; Compensation and Liability Act (42 USC 9601, et seq.); the Resource Conservation and Recovery Act (42 USC 6901, et seq.); the Clean Air Act, as amended (42 USC 7401, et seq.); the Federal Water Pollution Control Act, as amended (33 USC 1251, et seq.); the Toxic Substances Control Act, as amended (15 USC 2601, et seq.); the Occupational Safety and Health Act, as amended (29 USC 65); the Emergency Planning and Community Right-to-Know Act of 1986 (42 USC 11001, et seq.); the Mine Safety and Health Act of 1977, as amended (30 USC 801, et seq.); the Safe Drinking Water Act (42 USC 300f, et seq.); and all comparable state and local laws; laws of other jurisdictions or orders and regulations; or the presence of which causes or threatens to cause a nuisance, trespass or other common law tort upon real property or adjacent properties or poses or threatens to pose a hazard to the health or safety of persons or without limitation, which contains gasoline, diesel fuel or other petroleum hydrocarbons; polychlorinated biphenyls (PCB’s), asbestos or urea formaldehyde foam insulation. For purposes of this Section only, “knowledge” shall mean the actual knowledge of Seller or Seller Bank without the imposition of any duty or inquiry beyond that required in Seller Bank’s lending policies.

4.26         Community Reinvestment Act. Seller Bank received a rating of “satisfactory” or better in its most recent examination or interim review with respect to the Community Reinvestment Act. Seller Bank has not been advised of any concerns regarding Seller Bank’s compliance with the Community Reinvestment Act by any Governmental Entity or by any other Person.

4.27         Derivatives. Neither Seller nor Seller Bank is a party to or has agreed to enter into an exchange traded or over-the-counter equity, interest rate, foreign exchange or other swap, forward, future, option, cap, floor or collar or any other contract that is not included on the balance sheet and is a derivative contract (including various combinations thereof) or owns securities that are referred to generically as “structured notes,” “high risk mortgage derivatives,” “capped floating rate notes,” or “capped floating rate mortgage derivatives.”

4.28         Material Contracts. Except as set forth in Seller’s Disclosure Letter (all items listed or required to be listed in Seller’s Disclosure Letter as a result of this Section being referred to herein as “Seller Scheduled Contracts”), neither Seller nor Seller Bank is a party or otherwise subject to:

(a)           any employment, deferred compensation, bonus or consulting contract;

(b)           any advertising, brokerage, licensing, dealership, representative or agency relationship or contract;

(c)           any contract or agreement that would restrict the Surviving Company or the Surviving Bank after the Effective Time from competing in any line of business with any Person or using or employing the services of any Person;

(d)           any collective bargaining agreement or other such contract or agreement with any labor organization;

(e)           any lease of real or personal property providing for annual lease payments by or to Seller or Seller Bank in excess of $50,000 per annum other than financing leases entered into in the ordinary course of business in which Seller is lessor and leases of real property presently used by Seller Bank as banking offices.

(f)            any mortgage, pledge, conditional sales contract, security agreement, option, or any other similar agreement with respect to any interest of Seller or Seller Bank (other than as mortgagor or pledgor in the ordinary course of their banking business or as mortgagee, secured party or deed of trust beneficiary in the ordinary course of Seller Bank’s business) in personal property having a value of $25,000 or more;

(g)           any stock purchase, stock option, stock bonus, stock ownership, profit sharing, group insurance, bonus, deferred compensation, severance pay, pension, retirement, savings or other incentive, welfare or employment plan or material agreement providing benefits to any present or former employees, officers or directors of Seller or Seller Bank;

(h)           any agreement to acquire equipment or any commitment to make capital expenditures of $25,000 or more;

(i)            any agreement for the sale of any property or assets in which Seller or Seller Bank has an ownership interest or for the grant of any preferential right to purchase any such property or asset;

(j)            any agreement for the borrowing of any money (other than liabilities or interbank borrowings made in the ordinary course of their banking business and reflected in the financial records of Seller Bank);

(k)           any restrictive covenant contained in any deed to or lease of real property owned or leased by Seller or Seller Bank (as lessee) that materially restricts the use, transferability or value of such property;

(l)            any guarantee or indemnification which involves the sum of $25,000 or more, other than letters of credit or loan commitments issued in the normal course of business;

(m)          any supply, maintenance or landscape contracts not terminable by Seller or Seller Bank without penalty on 30 days or less notice and which provides for payments in excess of $25,000 per annum;

(n)           other than as disclosed with reference to subparagraph (k) of this Section 4.28, any agreement which would be terminable other than by Seller or Seller Bank or as a result of the consummation of the transactions contemplated by this Agreement;

(o)           any contract of participation with any other bank in any loan entered into by Seller or Seller Bank subsequent to December 31, 2005 in excess of $25,000, or any sales of assets of Seller or Seller Bank with recourse of any kind to Seller or Seller Bank, respectively, or any agreement providing for the sale or servicing of any loan or other asset which constitutes a “recourse arrangement” under applicable regulation or policy promulgated by a Governmental Entity (except for agreements for the sale of guaranteed portions of loans guaranteed in part by the U.S. Small Business Administration and related servicing agreements);

(p)           any other agreement of any other kind, including for data processing and similar services, which involves future payments or receipts or performances of services or delivery of items requiring aggregate payment of $25,000 or more to or by Seller or Seller Bank other than payments made under or pursuant to loan agreements, participation agreements and other agreements for the extension of credit in the ordinary course of Seller Bank’s business;

(q)           any material agreement, arrangement or understanding not made in the ordinary course of business;

(r)            any agreement, arrangement or understanding relating to the employment, election, retention in office or severance of any present or former director, officer or employee of Seller or Seller Bank;

(s)           any agreement, arrangement or understanding pursuant to which any payment (whether severance pay or otherwise) became or may become due to any director, officer or employee of Seller or Seller Bank upon execution of this Agreement or upon or following consummation of the transactions contemplated hereby (either alone or in connection with the occurrence of any additional acts or events); or

(t)            any written agreement, supervisory agreement, resolution, memorandum of understanding, consent order, cease and desist order, capital order, or condition of any regulatory order or decree with or by the DFI, FDIC, FRB or any other regulatory agency.

True copies of all Seller Scheduled Contracts, including all amendments and supplements thereto, are attached to Seller’s Disclosure Letter.

4.29         Trust Administration. Seller and Seller Bank do not presently exercise trust powers, including, but not limited to, trust administration, and have never exercised trust powers. The term “trusts” as used in this Section 4.29 includes (i) any and all common law or other trusts between an individual, corporation or other entities and Seller or Seller Bank, as trustee or co-trustee, including, without limitation, pension or other qualified or nonqualified employee benefit plans, compensation, testamentary, inter vivos, charitable trust indentures; (ii) any and all decedents’ estates where Seller or Seller Bank is serving or has served as a co-executor or sole executor, personal representative or administrator, administrator de bonis non, administrator de bonis non with will annexed, or in any similar fiduciary capacity; (iii) any and all guardianships, conservatorships or similar positions where Seller or Seller Bank is serving or has served as a co-grantor or a sole grantor or a conservator or a co-conservator of the estate, or any similar fiduciary capacity; and (iv) any and all agency and/or custodial accounts and/or similar arrangements, including plan administrator for employee benefit accounts, under which Seller or Seller Bank is serving or has served as an agent or custodian for the owner or other party establishing the account with or without investment authority.

4.30         Regulatory Approvals. To the knowledge of Seller and Seller Bank, except as described in Seller’s Disclosure Letter, neither Seller nor Seller Bank has any reason to believe that all required approvals from any Governmental Entity of any application to consummate the transactions contemplated by this Agreement would not be received without the imposition of a materially burdensome condition in connection with the approval of any such application.

4.31         Indemnification. Neither Seller nor Seller Bank is a party to any indemnification agreement with any of its present officers, directors, employees, agents or other persons who serve or served in any capacity with any other enterprise at the request of Seller or Seller Bank, and to the knowledge of Seller and Seller Bank, there are no claims for which any of such persons would be entitled to indemnification by Seller or Seller Bank if such provisions were deemed in effect, except as set forth in Seller’s Disclosure Letter.

4.32         Intellectual Property. Except as set forth in Seller’s Disclosure Letter, Seller and Seller Bank own or possesses valid and binding licenses and other rights to use without payment all material patents, copyrights, trade secrets, trade names, service marks and trademarks used in Seller’s and Seller Bank’s businesses; and Seller and Seller Bank has not received any notice with respect thereto that asserts the rights of others. Seller and Seller Bank have in all material respects performed all the obligations required to be performed by Seller and Seller Bank, and are not in default in any material respect under any license, contract, agreement, arrangement or commitment relating to any of the foregoing.

4.33         Investment Securities. Seller has set forth on its Disclosure Letter a list of each Investment Security held by Seller and Seller Bank on March 31, 2006. Such list sets forth, with respect to each such Investment Security:  (i) the issuer thereof; (ii) the outstanding balance or number of shares; (iii) the maturity, if applicable; (iv) the title of issue; and (v) the classification under SFAS No. 115.

4.34         Certain Interests. Seller’s Disclosure Letter sets forth a description of each instance in which an officer or director of Seller or Seller Bank (a) has any material interest in any property, real or personal, tangible or intangible, used by or in connection with the business of Seller or Seller Bank; (b) is indebted to Seller or Seller Bank except for normal business expense advances; or (c) is a creditor (other than as a deposit holder) of Seller or Seller Bank except for amounts due under normal salary and related benefits or reimbursement of ordinary business expenses. Except as set forth in the Seller’s Disclosure Letter, all such arrangements are arm’s length transactions pursuant to normal commercial terms and conditions and comply with all Rules.

4.35         Bank Secrecy Act. Except as set forth in Seller’s Disclosure Letter, Seller Bank has not been advised of any supervisory concerns regarding its compliance with the Bank Secrecy Act (31 USC 5322, et seq.) or related state or federal anti-money laundering laws, regulations and guidelines, including without limitation those provisions of federal regulations requiring (a) the filing of reports, such as Currency Transaction Reports and Suspicious Activity Reports, (b) the maintenance of records and (c) the exercise of due diligence in identifying customers.

4.36         Parachute Payments. The consummation of the Merger and/or the Bank Merger will not entitle any director, officer or employee of Seller or Seller Bank to any payment that would constitute a parachute payment under Code Section 280G.

ARTICLE 5

AGREEMENTS WITH RESPECT TO CONDUCT OF

COMPANY AND BANK AFTER THE DATE HEREOF

Company and Bank covenant and agree with Seller as follows:

5.1           Material Adverse Changes; Reports; Financial Statements; Filings.

(a)           Company and Bank will promptly notify Seller (i) of any event of which Company or Bank obtains knowledge which may materially and adversely affect the business, financial condition, prospects or results of operations of either Company or Bank; or (ii) in the event Company or Bank determine that it is possible that the conditions to the performance of Seller set forth in Sections 8.1 and 8.3 may not be satisfied.

(b)           Company and Bank will furnish to Seller, as provided in Section 11.12 of this Agreement, as soon as practicable, and in any event within 5 Business Days after it is prepared or becomes available to either Company or Bank, (i)  quarterly unaudited consolidated balance sheets and statements of operations, and changes in stockholders’ equity for Company and Bank; (ii) monthly unaudited consolidated balance sheets and statements of operations for Company and Bank; (iii) as soon as available, all letters and communications sent by Company to its shareholders and all reports filed by Company or Bank with the SEC, the FRB, the DFI and any other Person; and (iv) all regulatory applications relating to the transactions contemplated by this Agreement and all correspondence relating thereto.

(c)           Each of the financial statements delivered pursuant to subsection 5.1 (b) shall be (i) prepared in accordance with GAAP on a basis consistent with that of the Financial Statements of Company, except for the monthly unaudited financial statements and (ii) accompanied by a certificate of the chief financial officer to the effect that such consolidated financial statements fairly present the financial condition and results of operations of Company and Bank for the period covered, and reflect all adjustments (which consist only of normal recurring adjustments) necessary for a fair presentation.

5.2           Conduct of Business.

(a)           Between the date hereof and the Effective Time, except as contemplated by this Agreement and subject to requirements of law and regulation generally applicable to bank holding companies and banks, Company or Bank shall not, without prior written consent of Seller (which consent shall not be unreasonably withheld and which consent shall be deemed granted if within five (5) Business Days of Seller’s receipt of written notice of a request for prior written consent, written notice of objection is not received by Company and Bank):

(1)           amend, modify, terminate or fail to renew or preserve their material Permits;

(2)           amend or modify its Charter Documents except as contemplated hereby;

(3)           agree or make any commitment to take any actions prohibited by this Section 5.2;

(4)           take any action which would or is reasonably likely to (i) adversely affect the ability of Company or Bank to obtain any necessary approval of any Governmental Entity required for the transactions contemplated hereby; (ii) adversely affect Company’s or Bank’s ability to perform their covenants and agreements under this Agreement; or (iii) result in any of the conditions to the performance of Company’s or Bank’s obligations hereunder, as set forth in Article 8 herein not being satisfied;

(5)           knowingly take or cause to be taken any action, which would disqualify the Merger as a “reorganization” within the meaning of Section 368 of the Code; and

(6)           enter into or complete any transaction for (i) the acquisition, merger or consolidation of the Company or the Bank where the Company or the Bank, as the case may be, is not the surviving entity, (ii) the sale of all or substantially all of the assets of the Company or the Bank, without making necessary and appropriate provision in the documents for such an acquisition, merger, consolidation or sale of assets for the consummation of the Merger and the other transactions contemplated by this Agreement, or (iii) enter into an acquisition, merger or consolidation involving the Company or Bank, where such acquisition, merger or consolidation could result in the delay of the Closing beyond November 30, 2006; provided, however, the public or private sale of securities for cash consideration, the acquisition or disposition of loans or loan participations, investment securities and related activities in the ordinary course of the banking business shall not be prohibited by this provision.

(b)           Between the date hereof and the Effective Time, Company and Bank shall:

(1)           duly observe and conform in all material respects to all lawful requirements applicable to its business; and

(2)           maintain their assets and properties in good condition and repair, normal wear and tear excepted.

5.3           Disclosure Letter. Promptly in the case of material matters, and not less than monthly in the case of all other matters, Company and Bank shall amend or supplement the Company Disclosure Letter provided for herein pertaining to Company and Bank as necessary so that the information contained therein accurately reflects the then current status of Company and Bank and shall transmit copies of such amendments or supplements to Seller in accordance with Section 11.12 of this Agreement.

5.4           Company and Bank Shareholder Approval. Company will promptly take action necessary in accordance with applicable law and its Charter Documents to obtain the approval of its shareholders of the Merger, this Agreement and related matters. Bank will promptly take action necessary in accordance with applicable law and its Charter Documents to obtain the approval of its shareholder of the Bank Merger, this Agreement and related matters. Company shall vote all shares of Bank Stock which it owns in favor of the Bank Merger, this Agreement and related matters.

5.5                                 Consents and Approvals.

(a)           Company and Bank will cooperate with Seller and Seller Bank in the preparation of all filings, applications, notices and requests for waiver for Consents necessary or desirable for the transactions contemplated in this Agreement. Company’s and Bank’s cooperation hereunder shall include, but not be limited to, providing all information concerning Company or Bank and their respective shareholders as may be required for such filings, applications, notices and requests for Consents and signing, to the extent required, all such filings, applications, notices and requests.

(b)           To the extent that the consent of a third party (“Third Party Consent”) with respect to any contract, agreement, license, franchise, lease, commitment, arrangement, Permit or release that is material to the business of Company or Bank or that is contemplated in this Agreement is required in connection with the transactions contemplated in this Agreement, Company and Bank shall use its best efforts to obtain such consent prior to the Effective Time.

5.6           Compliance with Rules. Company and Bank shall comply with the requirements of all applicable Rules, the noncompliance with which would materially and adversely affect the assets, liabilities, business, financial condition or results of operations or prospects of Company or Bank.

5.7           Agreement of Merger and Bank Merger. As soon as practicable, Company shall execute the Agreement of Merger, and Bank shall execute the Agreement of Bank Merger.

5.8           Insurance and Indemnification. Company and/or Bank shall provide Seller’s Board of Directors with directors’ and officers’ liability insurance tail coverage for a period of 36 months after the Effective Time with respect to all matters arising from facts or events which occurred before the Effective Time for which Seller would have had an obligation to indemnify its directors and officers Company and/or Bank are not required to provide any coverage over and beyond the dollar amounts contained in Seller’s existing directors and officers liability insurance.

5.9           Rule 144 Compliance. From and after the Effective Time, Company shall file all reports with the SEC necessary to permit the shareholders of Seller who may be deemed “underwriters” (within the meaning of Rule 145 under the Securities Act) of the Seller Stock to sell Company Stock received by them in connection with the Merger pursuant to Rules 144 and 145(d) under the 1933 Act if they would otherwise be so entitled; provided, however, that Company is otherwise required by Rule to file such reports with the SEC.

5.10         Access. Company and Bank will authorize and permit Seller, its representatives, accountants and counsel, to have access during normal business hours, on notice and in such manner as will not unreasonably interfere with the conduct of the businesses of Company and Bank, to all properties, books, records, branch operating reports, branch audit reports, operating instructions and procedures, tax returns, tax settlement letters, contracts and documents, and all other information with respect to their business affairs, financial condition, and assets and liabilities as Seller may from time to time reasonably request. Company and Bank shall permit Seller, its representatives, accountants and counsel to make copies of such books, records and other documents and to discuss the business affairs, condition (financial and otherwise), assets and liabilities of Company and Bank with such third Persons, including, without limitation, its directors, officers, employees, accountants, counsel and creditors, as Seller considers necessary or appropriate for the purposes of familiarizing itself with the businesses and operations of Company and Bank, obtaining any necessary orders, consents or approvals of the transactions contemplated by this Agreement by any Governmental Entity and conducting an evaluation of the assets and liabilities of Company and Bank. Company and Bank will cause Moss Adams, to make available to Seller, its accountants, counsel and other agents, such personnel, work papers and other documentation of such firm relating to its work papers and its audits of the books and records of Company and Bank as may be requested by Seller in connection with its review of the foregoing matters. Notwithstanding any of the foregoing, neither Company nor Bank shall be required to provide access to or to disclose information where such access or disclosure would jeopardize the attorney-client or other privilege with respect to such information or contravene any Rule, but Company and Bank shall use their reasonable efforts to make appropriate substitute disclosure arrangements, to the extent practicable. Company will advise Seller of any significant business combination or similar transactions that Company or Bank enter into prior to the public announcement of the same.

5.11         Private Placement. Company will utilize its best efforts to complete the private placement that is referenced in Section 3.25.

ARTICLE 6

AGREEMENTS WITH RESPECT TO

CONDUCT OF SELLER AFTER THE DATE HEREOF

Seller covenants and agrees with Company and Bank as follows:

6.1           Access.

(a)           Seller will authorize and permit Company, its representatives, accountants and counsel, to have access during normal business hours, on notice and in such manner as will not unreasonably interfere with the conduct of the businesses of Seller, to all properties, books, records, branch operating reports, branch audit reports, operating instructions and procedures, tax returns, tax settlement letters, contracts and documents, and all other information with respect to its business affairs, financial condition, assets and liabilities as Company may from time to time reasonably request. Seller shall permit Company, its representatives, accountants and counsel to make copies of such books, records and other documents and to discuss the business affairs, condition (financial and otherwise), assets and liabilities of Seller with such third Persons, including, without limitation, its directors, officers, employees, accountants, counsel and creditors, as Company considers necessary or appropriate for the purposes of familiarizing itself with the businesses and operations of Seller, obtaining any necessary orders, consents or approvals of the transactions contemplated by this Agreement by any Governmental Entity and conducting an evaluation of the assets and liabilities of Seller. Seller will cause McGladrey & Pullen, to make available to Company, its accountants, counsel and other agents, such personnel, work papers and other documentation of such firm relating to its work papers and its audits of the books and records of Seller as may be requested by Company in connection with its review of the foregoing matters. Notwithstanding any of the foregoing, Seller shall not be required to provide access to or to disclose information where such access or disclosure would jeopardize the attorney-client or other privilege with respect to such information or contravene any Rule but Seller shall use its reasonable efforts to make appropriate substitute disclosure arrangements, to the extent practicable.

(b)           The Chairman of the Board or President of Company, or in their absence another representative of Company shall be invited by Seller to attend all regular and special Board of Directors and committee meetings of Seller from the date hereof until the Effective Time. Seller shall inform Company of all such Board meetings at least 5 Business Days in advance of each such meeting; provided, however, that the attendance of such representative of Company shall not be permitted at any meeting, or portion thereof, that is held for the sole purpose of discussing the transaction contemplated by this Agreement or the obligations of Seller under this Agreement.

6.2           Material Adverse Changes; Reports; Financial Statements; Filings.

(a)           Seller will promptly notify Company (i) of any event of which Seller obtains knowledge which may materially and adversely affect the business, financial condition, prospects or results of operations of Seller or Seller Bank; (ii) in the event Seller or Seller Bank determines that it is possible that the conditions to the performance of Company set forth in Sections 8.1 and 8.2 may not be satisfied; or (iii) any event, development or circumstance other than the transactions contemplated by this Agreement that, to the best knowledge of Seller or Seller Bank, will or, with the passage of time or the giving of notice or both, is reasonably expected to result in the loss to Seller or Seller Bank of the services of any Executive Officer of Seller or Seller Bank.

(b)           Seller will furnish to Company, as provided in Section 11.12 of this Agreement, as soon as practicable, and in any event within 5 Business Days after it is prepared or becomes available to Seller or Seller Bank, (i) a copy of any report submitted to the board of directors of Seller or Seller Bank and access to the working papers related thereto and copies of other operating or financial reports prepared for management of any of their businesses and access to the working papers related thereto provided, however, that Seller and Seller Bank need not furnish Company any privileged communications of or memoranda prepared by its legal counsel in connection with the transactions contemplated by, and the rights and obligations of Seller and Seller Bank under this Agreement; (ii) monthly unaudited balance sheets and statements of operations for Seller; (iii) as soon as available, all letters and communications sent by Seller to its shareholders and all reports filed by Seller and Seller Bank with the FDIC and any other Person; and (iv) such other reports as Company may reasonably request relating to Seller or Seller Bank.

(c)           Each of the financial statements delivered pursuant to subsection 6.2(b) shall be (i) prepared in accordance with GAAP on a basis consistent with that of the Financial Statements of Seller, except for the monthly unaudited financial statements and (ii) accompanied by a certificate of the chief financial officer to the effect that such financial statements fairly present the financial condition and results of operations of Seller for the period covered, and reflect all adjustments (which consist only of normal recurring adjustments) necessary for a fair presentation.

6.3           Conduct of Business.

(a)           Between the date hereof and the Effective Time, except as contemplated by this Agreement, and subject to requirements of law and regulation generally applicable to banks, neither Seller nor Seller Bank shall, without prior written consent of Company (which consent shall not be unreasonably withheld and which consent shall be deemed granted if within five (5) Business Days [except with respect to subparagraph (29) of this Section 6.3 (a) which shall be three (3) Business days] of Company’s receipt of written notice of a request for prior written consent, written notice of objection is not received by Seller):

(1)           amend, modify, terminate or fail to renew or preserve its material Permits;

(2)           amend or modify in any material respect, or, except as they may expire in accordance with their terms, terminate any Seller Scheduled Contract or any other material contract or agreement to which Seller or Seller Bank is a party, or materially default in the performance of any of its obligations under any such contract or agreement;

(3)           enter into any agreement or contract that would be required to be included as a Seller Scheduled Contract;

(4)           terminate or unilaterally fail to renew any existing insurance coverage or bonds;

(5)           make any loan or other extension of credit, or enter into any commitment to make any loan or other extension of credit to any director, officer, employee or shareholder holding 5% or more of the outstanding shares of Seller Stock except for any loan, extension of credit or commitment made after the date hereof not exceeding $100,000, to any such person; provided, however, that the aggregate of all loans, extensions of credit or commitments made after the date hereof to any such person shall not exceed $250,000;

(6)           grant any general or uniform increase in the rate of pay to any employee or employee benefit or profit sharing plan or increase the salary, bonus or employee benefits of any non-exempt employee or agent except in the ordinary course of business and consistent with past practice or established practices; or pay any severance or similar payment to any Person; provided, however, that Seller may (i) prorate and at closing pay the prorated portion of its employee incentive plan for 2006 and (ii) at closing pay employees for any accrued vacation in excess of the amount entitled to under Bank’s policy;

(7)           grant any promotion or any increase in the rate of pay to any employee or pursuant to any profit sharing plan or increase in any employee benefits or pay any bonus, severance or similar payment to any employee except in the ordinary course of business and consistent with past practice or established practices or pay any severance or similar payment to any Person; provided, however, that Seller may pay up to $125,000 in the aggregate in retention bonuses (bonuses for certain employees to remain with Seller Bank or Seller and continue employment with the Surviving Company or Surviving Bank for up to two weeks after the Effective Time) to non-executive officers and employees subject to the Company’s written approval of the amounts and individuals entitled to retention bonuses; and provided, further, that Seller may make the payments described in the proviso of subparagraph (6) of this Section 6.3(a);

(8)           sell, transfer, mortgage, encumber or otherwise dispose of any assets (other than the Sparks Property) or release or waive any claim, except in the ordinary course of business and consistent with past practice or as required by any existing contract or for ordinary repairs, renewals or replacements or as contemplated in this Agreement;

(9)           except for the exercise of Seller Stock Options outstanding on the date hereof, issue, sell, or grant any Equity Securities of Seller or Seller Bank, any other securities (including long term debt), or any rights, options or securities to acquire any stock of Seller Stock or Seller Bank Stock, or any Equity Securities of Seller or Seller Bank, or any other securities (including long term debt) of Seller or Seller Bank;

(10)         declare, issue or pay any dividend or other distribution of assets, whether consisting of money, other personal property, real property or other things of value, to the shareholders of Seller, or split, combine or reclassify any shares of Seller capital stock or other Equity Securities;

(11)         purchase, redeem or otherwise acquire any Equity Securities, or other securities of Seller or any rights, options, or securities to acquire any Equity Securities of Seller;

(12)         amend or modify its Charter Documents;

(13)         make its credit underwriting policies, standards or practices relating to the making of loans and other extensions of credit, or commitments to make loans and other extensions of credit, less stringent than those in effect as of the date hereof;

(14)         make any capital expenditures, or commitments with respect thereto, in excess of $25,000 other than in connection with the Sparks Property;

(15)         make extraordinary payments to any Person other than as contemplated, or as disclosed, in this Agreement;

(16)         make any investment by purchase of stock or securities (including an Investment Security), contributions to capital, property transfers or otherwise in any other Person, except for federal funds or obligations of the United States Treasury, or in the ordinary course of business and consistent with past or established practices;

(17)         compromise or otherwise settle or adjust any assertion or claim of a deficiency in taxes (or interest thereon or penalties in connection therewith); file any appeal from an asserted deficiency except in a form previously approved by Company in writing; file or amend any United States federal, foreign, state or local tax return without Company’s prior written approval, which approval shall not be unreasonably withheld; or make any tax election or change any method or period of accounting unless required by GAAP or applicable law;

(18)         enter into or consent to any new employment agreement or other Benefit Arrangement, or amend or modify any employment agreement or other Seller Benefit Arrangement in effect on the date of this Agreement to which Seller or Seller Bank is a party or bound except as set forth in the proviso of subparagraph (6) of this Section 6.3(a);

(19)         grant any Person a power of attorney or similar authority except in accordance with a written policy previously disclosed to Company;

(20)         agree or make any commitment to take any actions prohibited by this Section 6.3;

(21)         change any of Seller’s or Seller Bank’s basic policies and practices with respect to liquidity management and cash flow planning, marketing, deposit origination, lending, budgeting, profit and tax planning, personnel practices or any other material aspect of Seller’s or Seller Bank’s business or operations, except such changes as may be required in the opinion of management to respond to economic or market conditions or as may be required by any Governmental Entity;

(22)         take any action which would or is reasonably likely to (i) adversely affect the ability to obtain any necessary approval of any Governmental Entity required for the transactions contemplated hereby; (ii) adversely affect Seller’s or Seller Bank’s ability to perform their covenants and agreements under this Agreement; or (iii) result in any of the conditions as set forth in Article 8 herein not being satisfied;

(23)         reclassify any Investment Security from hold-to-maturity or available for sale to trading;

(24)         sell any Investment Security prior to maturity, except in the ordinary course of business;

(25)         knowingly take or cause to be taken any action which would disqualify the Merger as a “reorganization” within the meaning of Section 368 of the Code;

(26)         settle any claim, action or proceeding involving any material liability for monetary damages or enter into any settlement agreement containing material obligations;

(27)         make, acquire a participation in, or reacquire an interest in a participation sold of, any loan that is not in compliance with its normal credit underwriting standards, policies and procedures as in effect as of the date of this Agreement; or renew, extend the maturity of, or alter any of the material terms of any such loan for a period of greater than six months;

(28)         incur any indebtedness for borrowed money or assume, guaranty, endorse or otherwise as an accommodation become responsible for the obligations of any other Person, except for (i) in connection with banking transactions with banking customers in the ordinary course of business, or (ii) short-term borrowings (30 days or less) made at prevailing market rates and terms;

(29)         grant, renew or commit to grant or renew any extension of credit if such extension of credit, together with all other credit then outstanding to the same Person and all Affiliated Persons, would exceed $100,000 on an unsecured basis or $250,000 on a secured basis. Consent shall be deemed granted if within three (3) Business Days of written notice delivered to Bank’s Chief Credit Officer, such written notice to include the complete write-up related to the extension of credit, written notice of objection is not received by Seller; or

(30)         adopt a severance policy that is more generous than the severance provided in Section 2.9 of this Agreement.

(b)           Between the date hereof and the Effective Time, Seller and Seller Bank shall each:

(1)           duly observe and conform in all material respects to all lawful requirements applicable to their business and conduct their businesses in the ordinary course in substantially the manner heretofore conducted and in accordance with sound banking practice;

(2)           use its reasonable best efforts to maintain its assets and properties in good condition and repair, normal wear and tear excepted;

(3)           promptly upon learning of such information, advise Company in writing of any event or any other transaction within its knowledge whereby any Person or Related Group of Persons acquires, directly or indirectly, record or beneficial ownership or control (as defined in Rule 13d-3 promulgated by the SEC under the Exchange Act) of five percent (5%) or more of the outstanding Seller Stock prior to the record date fixed for the Seller Shareholders’ Meeting or any adjourned meeting thereof to approve this Agreement and the transaction contemplated herein;

(4)           promptly notify Company regarding receipt from any tax authority of any notification of the commencement of an audit, any request to extend the statute of limitations, any statutory notice of deficiency, any revenue agent’s report, any notice of proposed assessment, or any other similar notification of potential adjustments to the tax liabilities of Seller or Seller Bank, or any actual or threatened collection enforcement activity by any tax authority with respect to tax liabilities of Seller or Seller Bank; and

(c)           Between the date hereof and the Effective Time, Seller Bank shall maintain an allowance for loan and lease losses consistent with practices and methodology as in effect on the date of the execution of this Agreement, and shall not, notwithstanding any recoveries received with respect to loans previously charged off, reduce the allowance for loan and lease losses below the amount in effect on the date of the execution of this Agreement.

6.4           Certain Loans and Other Extensions of Seller and Seller Bank. Seller will promptly inform Company of the amounts and categories of any loans, leases or other extensions of credit of Seller Bank that have been classified by any Governmental Entity or by any internal or external loan reviewer of Seller Bank as “Watch List,” “Substandard,” “Doubtful,” “Loss” or any comparable classification. Seller will furnish to Company with respect to Seller and Seller Bank, as soon as practicable, and in any event within 10 days after the end of each calendar month unless otherwise specified, schedules including a listing of the following:

(a)           classified credits, showing with respect to each such credit in amount equal to or exceeding $25,000, the classification category, credit type, and office, and with respect to all other such credits, by credit type and office, the aggregate dollar amount;

(b)           nonaccrual credits, showing with respect to each such credit in amount equal to or exceeding $25,000, the credit type and office, and with respect to all other such credits, by credit type and office, the aggregate dollar amount;

(c)           accrual exception credits that are delinquent 90 or more days and have not been placed on nonaccrual status, showing with respect to each such credit in amount equal to or exceeding $25,000, the credit type and office, and with respect to all other such credits, by credit type and office, the aggregate dollar amount;

(d)           delinquent credits showing with respect to each such credit in amount equal to or exceeding $25,000, the credit type, office and an aging schedule broken down into 30-59, 60-89, 90 + day categories, and with respect to all other such credits, by credit type, office and by aging category, the aggregate dollar amount;

(e)           loan and lease participations, stating, with respect to each, whether it is purchased or sold, the loan or lease type, and the office;

(f)            loans or leases (including any commitments) by Seller to any director, officer, or employee of Seller or Seller Bank, or any shareholder holding 5% or more of the capital stock of Seller, including with respect to each such loan or lease, the identity and, to the best knowledge of Seller and Seller Bank, the relation of the borrower to Seller or Seller Bank, the loan or lease type and the outstanding and undrawn amounts;

(g)           letters of credit, showing with respect to each letter of credit in an amount equal to or exceeding $25,000, the credit type and office, and showing with respect to all other such letters of credit, by credit type and office, the aggregate dollar amount;

(h)           loans or leases charged off during the previous month, showing with respect to each such loan or lease, the credit type and office;

(i)            loans or leases written down during the previous month, including with respect to each the original amount, the write-off amount, credit type and office;

(j)            other real estate or assets owned, stating with respect to each its credit type;

(k)           within 15 days after each quarter-end, a reconciliation of the allowance for loan and lease losses, identifying specifically the amount and sources of all additions and reductions to the allowance (which may be by reference to specific portions of another schedule furnished pursuant to this Section 6.4 and, in the case of unallocated adjustments, shall disclose the methodology and calculations through which the amount of such adjustment was determined);

(l)            extensions of credit whether unsecured or secured in amount equal to or exceeding $50,000, originated on or after the date of the schedule previously provided to Company (or if it is the first such schedule, the date of this Agreement) and before the date of the schedule in which reported, showing with respect to each, the credit type and the office; and

(m)          renewals or extensions of maturity of outstanding extensions of credit whether unsecured or secured in amount equal to or exceeding $50,000, showing with respect to each, the credit type and the office.

6.5           Disclosure Letter. Promptly in the case of material matters, and not less than monthly in the case of all other matters, Seller shall amend or supplement the Seller Disclosure Letter provided for herein pertaining to Seller and Seller Bank as necessary so that the information contained therein accurately reflects the then current status of Seller and shall transmit copies of such amendments or supplements to Company in accordance with Section 11.12 of this Agreement.

6.6           Shareholder Approval. Seller will promptly take action necessary in accordance with applicable law and its Charter Documents to convene a meeting of its shareholders (the “Seller Shareholders’ Meeting”) to be held as soon as practicable, for the purpose of voting on this Agreement and the Merger. In connection with the Seller Shareholders’ Meeting, (i) the Board of Directors of Seller shall, subject to the Board’s fiduciary duties, recommend shareholder approval of the Merger, this Agreement and related matters; and (ii) Seller shall use its reasonable best efforts to obtain such shareholder approval by the largest possible percentage and (iii) Seller shall use its reasonable best efforts to cause the number of Seller perfected dissenting shares to be the least possible number. The board of directors of Seller shall not, in a manner adverse to Company, (x) withdraw, modify or qualify, or propose to withdraw, modify or qualify, such recommendation, (y) take any action or make any statement in connection with the Seller Shareholders’ Meeting inconsistent with such recommendation or (z) recommend any Competing Transaction (as defined in Section 6.12) (any action referred to in clause (x), (y) or (z) being a “Change in Recommendation”). Notwithstanding the foregoing, the board of directors of Seller shall be permitted to take the actions described in clauses (x) through (z) above if Seller has complied in all material respects with Section 6.12.

6.7           Consents and Approvals.

(a)           Seller and Seller Bank will cooperate with Company in the preparation of all filings, applications, notices and requests for waiver for Consents necessary or desirable for the consummation of the transactions contemplated in this Agreement. Seller’s and Seller Bank’s cooperation hereunder shall include, but not be limited to, providing all information concerning Seller and its shareholders and Seller Bank as may be required for such filings, applications, notices and requests for Consents and signing, to the extent required, all such filings, applications, notices and requests.

(b)           To the extent that a Third Party Consent with respect to any contract, agreement, license, franchise, lease, commitment, arrangement, Permit or release that is material to the business of Seller or Seller Bank or that is contemplated in this Agreement is required in connection with the transactions contemplated in this Agreement, Seller or Seller Bank, as applicable shall obtain such consent prior to the Effective Time.

6.8           Preservation of Employment Relations Prior to Effective Time. Seller and Seller Bank will respectively use its reasonable best efforts consistent with current employment practices and policies to maintain the services of the officers and employees of Seller and Seller Bank through the Effective Time.

6.9           Compliance with Rules. Seller and Seller Bank shall comply with the requirements of all applicable Rules, the noncompliance with which would materially and adversely affect the assets, liabilities, business, financial condition or results of operations or prospects of Seller or Seller Bank.

6.10         Seller Benefit Arrangements. Except as provided in Section 9.1(b), Seller and Seller Bank and any of their effected officers, directors or employees shall mutually terminate all Seller Benefit Arrangements, without the imposition of any liability therefor to Company, Bank or any other Party; provided, however, that nothing in this Section shall require any action that would be in violation of, or prohibited by, any Rule. Seller and Seller Bank are authorized to modify the employment agreements, salary continuation agreements and endorsement split dollar agreements for the executive officers of Seller, as set forth in Seller’s Disclosure Letter.

6.11         Agreement of Merger. As soon as practicable, Seller shall execute the Agreement of Merger and Seller Bank shall execute the Agreement of Bank Merger.

6.12         No Shop. Seller and Seller Bank shall not, on or before the earlier of the Effective Time or the date of termination of this Agreement, initiate, solicit or encourage (including by way of furnishing information or assistance), or take any other action to facilitate, any inquiries or the making of any proposal which constitutes, or may reasonably be expected to lead to any Competing Transaction (as such term is defined below), or negotiate with any Person in furtherance of such inquiries or to obtain a Competing Transaction, or agree to or endorse any Competing Transaction, or authorize any of its officers, directors or employees or any investment banker, financial advisor, attorney, accountant or any other representative retained by it or any of its Affiliates to take any such action, and Seller shall promptly notify Company (orally and in writing) of all of the relevant details relating to all inquiries and proposals which they may receive relating to any of such matters. For purposes of this Agreement, “Competing Transaction” shall mean any of the following involving Seller or Seller Bank: any merger, consolidation, share exchange or other business combination; a sale, lease, exchange, mortgage, pledge, transfer or other disposition of assets representing twenty-five percent (25%) or more of the assets of Seller or Seller Bank; a sale of shares of capital stock (or securities convertible or exchangeable into or otherwise evidencing, or any agreement or instrument evidencing, the right to acquire capital stock) or other Equity Security, representing twenty-five percent (25%) or more of the voting power of Seller or Seller Bank; a tender offer or exchange offer for at least twenty-five percent (25%) of the outstanding shares of Seller Stock or Seller Bank Stock; a solicitation of proxies in opposition to approval of the Merger by Seller shareholders; or a public announcement by another Person (besides the Company or Bank) of an unsolicited bona fide proposal, plan, or intention to do any of the foregoing. Notwithstanding any other provision in this Section 6.12 or elsewhere in this Agreement, nothing shall prevent Seller or Seller Bank from (i) engaging in any discussions or negotiations with, or providing any information to, any Person in response to an unsolicited bona fide written proposal concerning a Competing Transaction by such Person or (ii) recommending such an unsolicited bona fide written proposal concerning a Competing Transaction to the holders of Seller Stock if and only if, prior to participating in any of the foregoing, (A) the Board of Directors of Seller concludes in good faith that the Competing Transaction, if consummated, would result in a transaction more favorable to holders of Seller Stock than the transaction contemplated by this Agreement; (B) the Board of Directors of Seller determines in good faith based upon the written advice of outside counsel that participating in any such action is necessary or advisable for it to act in a manner not inconsistent with its fiduciary duties under applicable law; and (C) at least 48 hours prior to providing any information or data to any Person or entering into discussion or negotiations with any Person, the Board of Directors of Seller notifies Company of such inquiries, proposals or offers received by, any information requested from, or any such discussion or negotiations sought to be initiated or continued with Seller or Seller Bank.

6.13         Affiliates. Within thirty (30) days of the execution of this Agreement, (a) Seller shall deliver to Company a letter identifying all persons who are then “affiliates” of Seller for purposes of Rule 145 under the Securities Act and (b) Seller shall advise the persons identified in such letter of the resale restrictions imposed by applicable securities laws and shall use reasonable efforts to obtain from each person identified in such letter a written agreement substantially in the form attached hereto as Exhibit 6.13. Seller shall use reasonable efforts to obtain from any person who becomes an affiliate of Seller after Seller’s delivery of the letter referred to above, and on or prior to the date of the Seller Shareholders’ Meeting to approve this Agreement, a written agreement substantially in the form attached as Exhibit 6.13 hereto as soon as practicable after obtaining such status.

6.14         Access to Operations. Within ninety (90) Business Days prior to the Effective Day, Seller and Seller Bank shall afford to Company and its authorized agents and representatives, access, during normal business hours, to the operations, books, and other information relating to Seller and Seller Bank for the sole purpose of assuring an orderly transition of operations, including any data processing conversion, in the Merger and Bank Merger. Company shall give reasonable notice for access to Seller or Seller Bank, and the date and time of such access will then be mutually agreed to by Company and Seller/Seller Bank. Company’s access shall be conducted in a manner which does not unreasonably interfere with Seller’s or Seller Bank’s normal operations, customers and employee relations and which does not interfere with the ability of Seller or Seller Bank to consummate the transactions contemplated by this Agreement.

6.15         Access to Employees. Company shall have the right, but not the obligation, within thirty (30) Business Days prior to the Effective Day, to provide training to employees of Seller Bank who will become employees of Company or Bank. Such training shall be at the expense of Company and shall be conducted during normal business hours, or, if the foregoing is not possible, after business hours at a location reasonably requested by Company. At the request of Seller, Company shall compensate employees, in accordance with Seller Bank’s customary policies and practices, for the employee’s time being trained by Company or Bank. Seller and Seller Bank shall cooperate with Company to make such employees available for such training prior to Closing. Training shall not exceed 40 hours per employee. All travel and other reimbursable expense incurred by the employee for training are Company’s responsibility. Nothing in this Section is intended, nor shall it be construed, to confer any rights or benefits upon any persons other than Company, Bank, Seller Bank or Seller.

ARTICLE 7

FURTHER COVENANTS OF COMPANY AND SELLER

7.1           S-4 and Proxy Statement.

(a)           As promptly as practicable, Company and Seller shall cooperate with each other and exercise their best efforts to prepare and file with the SEC the S-4, in which the Proxy Statement will be included as a prospectus. The Parties hereto agree to provide the information necessary for inclusion in the Proxy Statement and S-4 and further agree that the information provided by each Party shall be the sole responsibility of that Party. Each of the parties will use its respective best efforts to have the S-4 declared effective under the Securities Act as promptly as practicable after it is filed. Company shall pay all third party costs (except Seller’s legal and accounting fees, printing and mailing costs) associated with the preparation and filing of the S-4, including the filing fees with the SEC and Blue Sky regulators. The costs of printing and mailing the Proxy Statement shall be split by the parties in accordance with the number of copies of the Proxy Statement required by each entity as to the total number of copies of Proxy Statement printed. At the time the S-4 becomes effective, the S-4 will comply in all material respects with the provisions of Securities Act and the published rules and regulations thereunder, and will not contain any untrue statement of a material fact or omit to state a material fact required to be stated therein or necessary to make the statements therein not false or misleading, and at the times of mailing thereof to the Seller’s shareholders, at the times of the Seller Shareholders’ Meeting and at the Effective Time, the prospectus included as part of the S-4, as amended or supplemented by any amendment or supplement filed by Company, will not contain any untrue statement of a material fact or omit to state any material fact necessary to make the statements therein not false or misleading.

(b)           After the date of the filing of the S-4 with the SEC, each of the Parties agrees promptly to notify the other of and to correct any information furnished by such Party that shall have become false or misleading in any material respect and to cooperate with the other to take all steps necessary to file with the SEC and have declared effective or cleared by the SEC any amendment or supplement to the S-4 so as to correct such information and to cause the Proxy Statement as so corrected to be disseminated to the shareholders of Seller and Company to the extent required by applicable Rules. All documents that the Parties file with the SEC or any other

Governmental Entity in connection with this Agreement will comply as to form in all material respects with the provisions of applicable Rules.

(c)           Company shall take all required action with appropriate Governmental Entities under state securities or blue sky laws in connection with the issuance of Company Stock pursuant to this Agreement.

7.2           Filings. Each of the Parties agree that through the Effective Time, each of its reports, registration statements and other filings required to be filed with any applicable Governmental Entity will comply in all material respects with the applicable statutes, rules and regulations enforced or promulgated by the Governmental Entity with which it will be filed and none will contain any untrue statement of a material fact or omit to state a material fact required to be stated therein or necessary to make the statements therein, in light of the circumstances under which they were made, not misleading. Any financial statement contained in any such report, registration statement or other filing that is intended to represent the financial position of the entities or entity to which it relates will fairly present the financial position of such entities or entity and will be prepared in accordance with GAAP consistently applied during the periods involved.

7.3           Applications. No later than forty five (45) days following the execution of this Agreement, Company will promptly prepare and file, or cause to be prepared and filed, any applications or notices to bank regulatory agencies necessary to consummate the transactions contemplated hereby. Company shall afford Seller a reasonable opportunity to review all such applications and all amendments and supplements thereto before the filing thereof as well as all correspondence and comment letters relating to such applications. The Parties covenant and agree that the S-4 and the Proxy Statement and all applications to the appropriate Governmental Entities for approval or consent to the transactions contemplated hereby, with respect to information relating to it, will comply in all material respects with the provisions of applicable law. Company will use its best efforts to obtain all required regulatory approvals or consents and Seller and Seller Bank shall cooperate with Company and Bank in such efforts.

7.4           Further Assurances. Company/Bank and Seller/Seller Bank agree that from time to time, whether before, at or after the Effective Time, they will execute and deliver such further instruments of conveyance and transfer and to take such other action as may be reasonable or necessary to consummate the Merger, Bank Merger and the transactions contemplated in this Agreement. Company, Bank, Seller Bank and Seller agree to take such further action as may reasonably be requested to facilitate consummation of the transactions contemplated in this Agreement and that are not inconsistent with the other provisions of this Agreement.

7.5           Listing of Company Stock. Company shall take all reasonable steps to have the shares of Company Stock to be issued in the Merger listed on the NASDAQ Small Cap as of the Effective Date or as soon thereafter as is practicable.

7.6           Establishment of Accruals. If requested by Company, on the business day immediately prior to the Effective Time, Seller and Seller Bank shall, consistent with GAAP, establish such additional accruals and reserves as may be necessary to conform its accounting and credit loss reserve practices and methods to those of Company and Bank (as such practices and methods are to be applied to Seller and Seller Bank from and after the Effective Time) and reflect Company’s and Bank’s plans with respect to the conduct of Seller’s and Seller Bank’s business following the Merger and to provide for the costs and expenses relating to the consummation by Seller of the transactions contemplated by this Agreement. The establishment of such accrual and reserves shall not, in and of itself, constitute a breach of any representation or warranty of Seller of Seller Bank contained in the Agreement or constitute a material adverse change in the business, operations, prospects or financial condition of Seller or Seller Bank.

ARTICLE 8

CONDITIONS TO THE PARTIES’ OBLIGATIONS TO CLOSE

8.1           Conditions to Each Party’s Obligations to Close. The respective obligations of Company and Bank, on the one hand, and Seller and Seller Bank, on the other, to consummate the Merger and Bank Merger and the other transactions contemplated hereby are subject to the satisfaction or waiver at or prior to the Effective Time of each of the following conditions:

(a)           The Agreement and the transactions contemplated hereby shall have received all requisite approvals of the shareholders of Seller, Company and shareholder of Seller Bank and Bank.

(b)           No judgment, decree, injunction, order or proceeding shall be outstanding or threatened by any Governmental Entity which prohibits or restricts the effectuation of, or threatens to invalidate or set aside, the Merger or Bank Merger substantially in the form contemplated by this Agreement, unless counsel to the Party against whom such action or proceeding was instituted or threatened renders to the other Parties hereto a favorable opinion that such judgment, decree, injunction, order or proceeding is without merit.

(c)           On or before November 30, 2006, (i) the Parties shall have received any required Consent from the FRB, FDIC, the DFI and, at or prior to the Effective Time, (ii) this Agreement and the transactions contemplated hereby shall have been approved by any other Governmental Entity whose Consent is required for consummation of the transactions contemplated in this Agreement, and in each case either unconditionally or without the imposition of conditions or limitations that are applicable to any Party or would become applicable to Company or the Surviving Bank after the Merger or Bank Merger, as applicable that Company reasonably and in good faith concludes would materially adversely affect the financial condition, prospects or operations of any Party or otherwise would be materially burdensome to any Party, (iii) all such Consents shall be in effect at the Effective Time, which Consents shall permit the Merger or Bank Merger, as applicable and permit the Surviving Corporation or Surviving Bank to acquire and conduct all direct and indirect activities as previously conducted by Seller and Seller Bank, at or prior to the Effective Time, and (iv) all required waiting periods shall have expired.

(d)           No Rule shall be outstanding or threatened by any Governmental Entity which prohibits or materially restricts the consummation of, or threatens to invalidate or set aside, the Merger or Bank Merger substantially in the form contemplated by this Agreement or which would not permit the businesses presently carried on by Seller, Seller Bank, Company or Bank to continue materially unimpaired following the Effective Time, unless counsel to the Party or Parties against whom such action or proceeding was instituted or threatened renders to the other

Party or Parties hereto a favorable opinion that such Rule is without merit and counsel to the other Party concurs with such opinion.

(e)           All Third Party Consents necessary to permit the Parties to consummate the transactions contemplated in the Agreement shall have been obtained prior to the Effective Time, unless the failure to obtain any such Third Party Consent would not have a material adverse effect on the business, financial condition, prospects or results of operations of Company on a consolidated basis.

(f)            The S-4 shall have been declared effective by the SEC and shall not be the subject of any stop order or proceedings seeking or threatening a stop order. Company shall have received all state securities or “Blue Sky” permits and other authorizations necessary to issue the Company Stock to consummate the Merger.

(g)           Seller and Company shall have received from Company’s counsel or tax accountants an opinion reasonably satisfactory to each of them to the effect that the Merger will be a reorganization within the meaning of Section 368(a) of the Code, and that no taxable gain or loss will be recognized by shareholders of Seller who exchange their shares of Seller Stock for Company pursuant to the Merger (except with respect to cash, if any, received pursuant to Section 2.7 and for any fractional share interest Company Stock)  Such opinion shall be dated prior to the date the S-4 is filed and such opinion shall not have been withdrawn or modified in any material respect.

8.2           Additional Conditions to Obligations of Company and Bank to Close. The obligations of Company and Bank to consummate the Merger and the other transactions contemplated hereby are subject to the satisfaction or waiver at or prior to the Effective Time of each of the following conditions:

(a)           All actions necessary to authorize the execution, delivery and performance of this Agreement, the consummation of the Merger, and the consummation of the transactions contemplated by this Agreement shall have been duly and validly taken by the board of directors and shareholders of Seller. All actions necessary to authorize the execution, delivery and performance of this Agreement, the consummation of the Bank Merger, and the consummation of the transactions contemplated by this Agreement shall have been duly and validly taken by the board of directors and shareholder of Seller Bank.

(b)           The representations and warranties of Seller and Seller Bank contained in Article 4 of this Agreement shall have been true and correct in all material respects (i) on the date of this Agreement; and (ii) at and as of the Effective Time as though all such representations and warranties had been made on and as of the Effective Time, except with respect to representations and warranties that, by their terms, speak as of a different time; and Company shall have received officers’ certificates to that effect dated the Effective Time and executed on behalf of Seller and Seller Bank by their respective chief executive officers and chief financial officers and by the Seller Bank by its President and Chief Credit Officer.

(c)           Each of the covenants and agreements of Seller and Seller Bank contained in this Agreement to be performed at or before the Effective Time shall have been so performed in all material respects; and Company shall have received officers’ certificates to that effect dated the

Effective Time and executed by the respective chief executive officers and chief financial officers of Seller and Seller Bank and by the Seller Bank by its President and Chief Credit Officer.

(d)           During the period from the date of this Agreement to the Effective Time, there shall not have occurred any event related to the business, condition (financial or otherwise), prospects, capitalization or properties of Seller or Seller Bank that has had or could reasonably be expected to have a material adverse effect on the business, financial condition, prospects or results of operations of Seller or Seller Bank, whether or not such event, change or effect is reflected in Seller’s Disclosure Letter to this Agreement, as amended or supplemented, after the date of this Agreement; and Company shall have received officers’ certificates of Seller and Seller Bank to that effect dated the Effective Time and signed by the respective chief executive officers and chief financial officers of Seller and Seller Bank and by the Seller Bank by its President and Chief Credit Officer.

(e)           Concurrently with the execution of this Agreement, each director of Seller, except Robert Hemsath, shall have executed and delivered to Company a Directors’ Agreement substantially in the form of Exhibit 2.6.

(f)            Within 30 days of the execution of this Agreement, Company shall have received from each person named in the letter or otherwise referred to in Section 6.13 of this Agreement an executed copy of the agreement required by Section 6.13.

(g)           Company shall have received satisfactory evidence that all of Seller’s Benefit Arrangements have been treated as provided in Sections 6.10 and 6.16 of this Agreement.

(h)           Company shall have received the written resignation of each director of Seller and Seller Bank dated as of the Effective Date.

(i)            Concurrently with the execution of this Agreement, Robert Hemsath, Ty Nebe and Margaret Tarpey have executed and delivered to Company agreements substantially in the form of exhibit 8.2(i).

8.3           Additional Conditions to Obligations of Seller and Seller Bank to Close. The obligations of Seller and Seller Bank to consummate the Merger and the other transactions contemplated herein are subject to the satisfaction or waiver, at or prior to the Effective Time, of each of the following conditions:

(a)           All actions necessary to authorize the execution, delivery and performance of this Agreement, consummation of the Merger and the consummation of the transactions contemplated by this Agreement shall have been duly and validly taken by the respective boards of directors and shareholders of Company and Bank, as the case may be.

(b)           The representations and warranties of Company and Bank contained in Article 3 of this Agreement shall be true and correct in all material respects (i) on the date of this Agreement; and (ii) at and as of the Effective Time as though all such representations and warranties had been made at and as of such time, except with respect to representations and warranties that, by their terms, speak as of a different time; and Seller shall have received officers’ certificates to that effect dated the Effective Time and executed on behalf of Company and Bank by their respective chief executive officer and chief financial officer and by the Bank’s President.

(c)           The covenants and agreements of Company and Bank to be performed at or before the Effective Time shall have been duly performed in all material respects; and Seller shall have received officers’ certificates to that effect dated the Effective Time and executed by the respective chief executive officer and chief financial officer of Company and Bank and by the Bank’s President.

(d)           During the period from the date of this Agreement to the Effective Time, there shall not have occurred any event related to the business, condition (financial or otherwise), prospects, capitalization or properties of Company or Bank that has had or could reasonably be expected to have a material adverse effect on the business, financial condition, or results of operations of the Surviving Bank or Surviving Company, whether or not such event, change or effect is reflected in Company’s Disclosure Letters to this Agreement, as amended or supplemented, after the date of this Agreement; and Seller shall have received officers’ certificates to that effect dated the Effective Time and signed by the respective chief executive officers and chief financial officers of Company and Bank and by the Bank’s President. .

(e)           Prior to or concurrent with the execution of this Agreement, Seller shall have received a fairness opinion from Hovde Financial, to the effect that the Total Consideration is fair to Seller’s shareholders from a financial point of view, and such opinion shall not have been withdrawn prior to the date of the Seller Shareholders’ Meeting.

(f)            Prior to the Effective Time, the Company and Bank’s boards of directors shall have approved a resolution to appoint two directors of Seller, as set forth in Section 2.10 to Company and Bank’s boards effective as of the first board meeting of Company and Bank following the Effective Time.

ARTICLE 9

EMPLOYEE BENEFITS

9.1                                 Employee Benefits.

(a)           All employees of Seller, at the Effective Time, shall be entitled to participate in the Company Benefit Arrangements on the same basis as other similarly situated employees of Company or Bank. Each of these employees will be credited for eligibility, participation and vesting purposes (provided that no more than the maximum days of sick leave provided in the Company’ sick leave program may be carried over), with such employee’s respective years of past service with Seller (or other prior service so credited by Seller) as though they had been employees of Company. Each employee of Seller employed by Seller at the Effective Time who is not offered employment by Bank will have the opportunity to receive severance benefits in accordance with Section 2.9 and/or the severance policy set forth in Exhibit 9.1.

(b)           After the Closing, Company expects to convert or merge Seller’s 401(k) plan into or with another tax-qualified plan, such as the Company’s 401(k) plan, in a manner that will not cause adverse tax consequences for Seller’s participants.

ARTICLE 10

TERMINATION OF AGREEMENT; WAIVER OF CONDITIONS

10.1         Termination of Agreement. Anything herein to the contrary notwithstanding, this Agreement and the transactions contemplated hereby including the Merger may be terminated at any time before the Effective Time, whether before or after approval by the shareholders of Seller as follows, and in no other manner:

(a)           By mutual consent of Company and Bank, on the one hand, and Seller, on the other;

(b)           By Company or Seller, (i) if any conditions set forth in Section 8.1 shall not have been met by November 30, 2006, or (ii) upon the expiration of 20 Business Days after any Governmental Entity denies or refuses to grant any approval, consent or authorization required to be obtained in order to consummate the transaction contemplated by this Agreement unless, within said 20 Business Day period after such denial or refusal, all Parties hereto agree to resubmit the application to the Governmental Entity that has denied, or refused to grant the approval, consent or authorization requested;

(c)           By Company, if any conditions set forth in Section 8.2 shall not have been met, or by Seller, if any conditions set forth in Section 8.3 shall not have been met, in either case by November 30, 2006;

(d)           By Company, if Seller should (i) materially breach any of its representations or warranties contained herein or (ii) materially default in the observance or in the due and timely performance of any of its covenants and agreements herein contained, and in either case, such breach and/or default shall not have been fully cured within 20 Business Days from the date of delivery of written notice specifying the alleged breach and/or default;

(e)           By Seller, if Company or Bank should (i) materially breach any of its representation or warranties contained herein or (ii) materially default in the observance or in the due and timely performance of any of their covenants and agreements herein contained, and in either case, such breach and/or default shall not have been fully cured within 20 Business Days from the date of delivery of written notice specifying the alleged breach and/or default;

(f)            By Company, if the shareholders of Seller fail to approve this Agreement and the Merger by the requisite vote at the Seller Shareholders’ Meeting;

(g)           By Company, in its sole discretion, if the Average Closing Price is greater than $21.00; or

(h)           By Seller, in its sole discretion and by written notice to Company, if the Average Closing Price is less than $15.00; provided, however, that if within two Business Days following receipt of Seller’s notice, Company agrees to increase the Cash Consideration or the Stock Consideration as set forth herein, Seller may elect to waive its termination right under this Section 10.1(h) and proceed with the Merger. If Company agrees to adjust the Cash Consideration, then the Cash Consideration shall be increased dollar for dollar by the amount of the difference between (i) the Required Stock Amount multiplied by $15.00 and (ii) the Stock Consideration (the “Collar Differential”). If Company agrees to adjust the Stock Consideration, then the Required Stock Amount shall be increased by the number of shares of Company Stock obtained by dividing the Collar Differential by the Average Closing Price.

10.2         Effect of Termination. In the event that this Agreement shall be terminated pursuant to Section 10.1 hereof, all further obligations of the Parties hereto under this Agreement shall terminate without further liability of any Party to another; provided, however, that no termination of this Agreement under Section 10.1 for any reason or in any manner shall release, or be construed as so releasing, any Party from its obligations under Sections 11.1, 11.9 or 11.10, hereof and notwithstanding the foregoing if such termination shall result from the willful failure of a Party to fulfill a condition to the performance of the obligations of any other Party or to perform a covenant of such Party in this Agreement, such Party shall, subject to the provision of Section 11.1, be fully liable for any and all damages, costs and expenses (including, but not limited to, reasonable attorneys’ fees sustained or incurred by the other Party or Parties in connection with negotiating and implementing the transactions contemplated in this Agreement).

10.3         Waiver of Conditions. If any of the conditions specified in Section 8.2 have not been satisfied, Company and Bank may nevertheless, at their election, proceed with the transactions contemplated in this Agreement. If any of the conditions specified in Section 8.3 have not been satisfied, Seller and Seller Bank may nevertheless, at its election, proceed with the transactions contemplated in this Agreement. If any Party elects to proceed pursuant to the provisions hereof, the conditions that are unsatisfied immediately prior to the Effective Time shall be deemed to be satisfied, as evidence by a certificate delivered by the electing Party.

10.4         Force Majeure. Company and Seller agree that, notwithstanding anything to the contrary in this Agreement, in the event this Agreement is terminated as a result of a failure of a condition, which failure is due to a natural disaster or other act of God, or an act of war or of terror, and provided neither Party has materially failed to observe the obligations of such Party under this Agreement, neither Party shall be obligated to the other Party to this Agreement for any expenses or otherwise be liable hereunder.

ARTICLE 11

GENERAL

11.1         Expenses/Termination Expenses.

(a)           Seller hereby agrees that if this Agreement is terminated by Company pursuant to Section 10.1(d) or Section 10.1(f), Seller shall promptly, and in any event within seven Business Days after such termination, pay Company $500,000.

(b)           Company hereby agrees that if this Agreement is terminated by Seller pursuant to Section 10.1(e) or Company is unable to obtain the necessary regulatory approvals due to an inability to complete the private placement offering referred to in Section 3.25 , Company shall promptly, and in any event within seven Business Days after such termination, pay Seller $500,000.

(c)           Seller hereby agrees that (i) in the event that the board of directors of Seller fails to recommend approval of this Agreement and the Merger to the shareholders of Seller or effects a Change in Recommendation, and this Agreement and the Merger are not approved by the shareholders of Seller by the requisite vote at the Seller Shareholders’ Meeting, or (ii)  in the event that a Competing Transaction occurs between the date hereof and the time of the Seller Shareholders’ Meeting and the shareholders of Seller fail to approve this Agreement and the Merger under circumstances where the board of directors of Seller continuously maintained its favorable recommendation of this Agreement and the Merger and if a definitive agreement relating to a Competing Transaction is executed by Seller, or a Competing Transaction is consummated, in either case within 12 months after the termination of this Agreement, then, in the case of Subsection (i) upon termination of this Agreement, or in the case of Subsection (ii) upon the happening of such event, Seller shall promptly pay Company $1,400,000. There shall be no duplication of remedy under this Section 11.1(a) and 11.1(c).

(d)           Except as otherwise provided herein and in Section 7.1, all Expenses incurred by Company/Bank or Seller/Seller Bank in connection with or related to the authorization, preparation and execution of this Agreement, the solicitation of shareholder approvals and all other matters related to the closing of the transactions contemplated hereby, including, without limitation of the generality of the foregoing, all fees and expenses of agents, representatives, counsel, and accountants employed by either of the Parties or its affiliates, shall be borne solely and entirely by the Party which has incurred the same.

(e)           The amounts set forth in Section 11.1(a), (b) and (c) are in the nature of liquidated damages and do not constitute a penalty. The Parties agree that it would be impracticable or extremely difficult to fix actual damages and the amounts set forth in Section 11.1(a), (b) and (c) are reasonably intended to compensate for expenses incurred in connection with the negotiation of this Agreement and any lost opportunity resulting from the pendency of the transactions contemplated by this Agreement. Upon payment of an amount by a Party pursuant to Section 11.1(a), (b) or (c), the other Party waives any and all rights to any payments, damages, amounts, costs, fees or other expenses, and agrees that it shall not bring any action, suit or proceeding of any kind to recover any amounts in connection with any breach of this Agreement.

11.2         Amendments. To the fullest extent permitted by law, this Agreement may be amended by agreement in writing of the Parties hereto at any time prior to the Effective Time, whether before or after approval of this Agreement by the shareholders of Seller or Company.

11.3         Disclosure Letter; Exhibits; Integration. Each Disclosure Letter and exhibit delivered pursuant to this Agreement shall be in writing and shall constitute a part of the Agreement, although Disclosure Letters need not be attached to each copy of this Agreement. This Agreement, together with such Disclosure Letters, and exhibits constitute the entire agreement between the Parties pertaining to the subject matter hereof and supersedes all prior agreements and understanding of the Parties in connection therewith.

11.4         Best Efforts. Each Party will use its best efforts to cause all conditions to the obligations of the Parties to be satisfied.

11.5         Governing Law. This Agreement and the legal relations between the Parties shall be governed by and construed in accordance with the laws of Nevada except to the extent that the provisions of federal law are mandatorily applicable.

11.6         No Assignment. Neither this Agreement nor any rights, duties or obligations hereunder shall be assignable by Company/Bank or Seller/Seller Bank, in whole or in part, without the prior written consent of the other Party. Any attempted assignment in violation of this prohibition shall be null and void. Subject to the foregoing, all of the terms and provisions hereof shall be binding upon, and inure to the benefit of, the successors and assigns of the Parties hereto.

11.7         Headings. The descriptive headings contained in this Agreement are inserted for convenience only and do not constitute a part of this Agreement.

11.8         Counterparts. This Agreement and any exhibit hereto may be executed in one or more counterparts, all of which shall be considered one and the same agreement and shall become effective when one or more counterparts have been signed by each Party hereto and delivered to each Party hereto.

11.9         Publicity and Reports. Company, Bank, Seller and Seller Bank shall coordinate all publicity relating to the transactions contemplated by this Agreement and no Party shall issue any press release, publicity statement or other public notice relating to this Agreement or any of the transactions contemplated hereby without obtaining the prior consent of the other Party, except to the extent that legal counsel to any Party shall deliver a written opinion to the other Party to the effect that a particular action is required by applicable Rules.

11.10       Confidentiality. All Confidential Information disclosed heretofore or hereafter by any Party to this Agreement to any other Party to this Agreement shall be kept confidential by such other Party and shall not be used by such other Party otherwise than as herein contemplated, except to the extent that (a) it is necessary or appropriate to disclose to the DFI, the FRB, the FDIC, the SEC or any other Governmental Entity having jurisdiction over any of the Parties or as may be otherwise be required by Rule (any disclosure of Confidential Information to a Governmental Entity shall be accompanied by a request that such Governmental Entity preserve the confidentiality of such Confidential Information); or (b) to the extent such duty as to confidentiality is waived by the other Party. Such obligation as to confidentiality and non-use shall survive the termination of this Agreement pursuant to Article 10. In the event of such termination and on request of another Party, each Party shall use all reasonable efforts to (1) return to the other Parties all documents (and reproductions thereof) received from such other Parties that contain Confidential Information (and, in the case of reproductions, all such reproductions made by the receiving Party); and (2) destroy the originals and all copies of any analyses, computations, studies or other documents prepared for the internal use of such Party that included Confidential Information.

11.11       Specific Performance. Seller, Seller Bank, Bank and Company each acknowledge that, in view of the uniqueness of their respective businesses and the transactions contemplated in this Agreement, each Party would not have an adequate remedy at law for money damages in the event that this Agreement has not been performed in accordance with its terms, and therefore each Party agrees that the other shall be entitled to specific enforcement of the terms hereof in addition to any other remedy to which it may be entitled, at law or in equity.

11.12       Notices. Any notice or communication required or permitted hereunder, including, without limitation, supplemental Disclosure Letters shall be deemed to have been given if in writing and (a) delivered in person, (b) telexed, or (c) telecopied (provided that any notice given pursuant to clauses (b) and (c) is also mailed by certified or registered mail, postage prepaid), as follows:

If to Company or Bank, addressed to:

Hal Giomi, Chairman & CEO
The Bank Holdings
Nevada Security Bank
9990 Double R Boulevard
Reno, NV  89521
Fax No. (775) 853-2058

With a copy addressed to:

Gary Steven Findley, Esq.
Gary Findley & Associates
1470 North Hundley Street
Anaheim, CA 92806
Fax No. (714) 630-7910

If to Seller, addressed to:

Robert Hemsath, CEO
NNB Holdings, Inc.
Northern Nevada Bank
3490 South Virginia Street
Reno, NV  89515
Fax No. (775) 689-6554

With a copy addressed to:

Steve Klein, Esq.
Graham & Dunn, PC
Pier 70
2801 Alaskan Way, Suite 300
Seattle, WA 98121
Fax No. (206) 340-9599

or at such other address and to the attention of such other Person as a Party may notice to the others in accordance with this Section 11.12. Notwithstanding anything to the contrary contained herein, notice and/or delivery to Company shall be deemed notice and/or delivery to Bank.

11.13       Knowledge. Whenever any statement herein or in any Disclosure Letter, certificate or other document delivered to any Party pursuant to this Agreement is made “to the knowledge” or “to the best knowledge” of any Party or other Person, such Party or other Person shall make such statement only after making a reasonable inquiry into the subject matter thereof, and each such statement shall constitute a representation that such investigation has been conducted.

11.14       Severability. If any portion of this Agreement shall be deemed by a court of competent jurisdiction to be unenforceable, the remaining portions shall be valid and enforceable only if, after excluding the portion deemed to be unenforceable, the remaining terms hereof shall provide for the consummation of the transactions contemplated herein in substantially the same manner as originally set forth at the date this Agreement was executed.

11.15       Attorneys’ Fees. In the event any of the parties to this Agreement brings an action or suit against any other party by reason of any breach of any covenant, agreement, representation, warranty or other provision hereof, or any breach of any duty or obligation created hereunder by such other party, the prevailing party, as determined by the court or the body having jurisdiction, shall be entitled to have and recover of and from the losing party, as determined by the court or other party having jurisdiction, all reasonable costs and expenses incurred or sustained by such prevailing party in connection with such prevailing action, including, without limitation, legal fees and court costs (whether or not taxable as such).

11.16       Termination of Representations, Warranties and Covenants. The representations, warranties and covenants of each Party contained herein or in any certificate or other writing delivered by such party pursuant hereto or in connection herewith shall not survive the Effective Time.

WITNESS, the signature of The Bank Holdings, as of the 17th day of May 2006, set by its Chief Executive Officer and its Secretary, pursuant to a resolution of its Board of Directors, acting by at least a majority:

The Bank Holdings

By:	/s/ Hal Giomi	By:	/s/ Hal Giomi
	Hal Giomi		Ed Coppin
	Chief Executive Officer		Secretary

WITNESS, the signature of Nevada Security Bank as of the 17th day of May 2006, set by its Chief Executive Officer and its Secretary, pursuant to a resolution of its Board of Directors, acting by at least a majority:

Nevada Security Bank

By:	/s/ Hal Giomi	By:	/s/ Robert Barone
	Hal Giomi		Robert Barone
	Chief Executive Officer		Secretary

WITNESS, the signature of NNB Holdings, Inc., as of the 17th day of May 2006, set by its Chief Executive Officer and its Secretary, pursuant to a resolution of its Board of Directors, acting by at least a majority:

NNB Holdings, Inc.

By:	/s/ Robert Hemsath	By:	/s/ Leslie Flocchini
	Robert Hemsath		Leslie Flocchini
	Chief Executive Officer		Secretary

WITNESS, the signature of Northern Nevada Bank, as of the 17th day of May, 2006, set by its Chief Executive Officer and its Secretary, pursuant to a resolution of its Board of Directors, acting by at least a majority:

Northern NevadaBank

By:	/s/ Robert Hemsath	By:	/s/ Leslie Flocchini
	Robert Hemsath		Leslie Flocchini
	Chief Executive Officer		Secretary

APPENDIX B

FAIRNESS OPINION OF

D. A. DAVIDSON

August 15, 2006

Board of Directors
The Bank Holdings
9990 Double R Boulevard
Reno, NV  89521

Members of the Board:

You have requested that we confirm, as of the date hereof, our written opinion letter dated May 17, 2006 as to the fairness, from a financial point of view, to the holders of the common stock (the “Company Common Stock”) of The Bank Holdings (the “Company”), of the Merger Consideration (as defined below) to be paid by the Company to the stakeholders of NNB Holdings Inc. (“NNB”), including holders of the outstanding shares of common stock and holders of common stock options, pursuant to an Agreement and Plan of Merger (the “Merger Agreement”) to be entered into by and between the Company and NNB.  As more fully described in the Merger Agreement, NNB will merge with the Company.  The total consideration that the Company will pay to NNB will be $11.0 million in cash and 1,388,889 shares of Company common stock (the “Merger Consideration”).  The Company shares issued might increase if NNB stock options are exercised between the date of this letter and the closing of the transaction.  NNB shareholders will have the option to choose either cash, stock or a combination of both.

In arriving at our opinion, we reviewed (i) the Merger Agreement dated May 17, 2006, and exhibits thereto; (ii) certain financial statements and other historical financial and business information about the Company and NNB made available to us from published sources and/or from the internal records of the Company and NNB; (iii) certain financial assumptions and forecasts of the Company and NNB reviewed with management of the Company and NNB regarding the Company’s and NNB’s business, financial condition, results of operations and prospects; (iv) a comparison of certain financial information for the Company and NNB with similar publicly available information for certain other companies, the securities of which are publicly traded; (v) the financial terms of certain other similar transactions recently effected, to the extent publicly available; (vi) the current market environment generally and the banking industry environment in particular; (vii) the pro forma financial impact of the Merger; and (viii) such other information, financial studies, analyses and investigations and financial, economic and market criteria as we considered relevant.  In addition, we have had discussions with the management and other representatives and advisors of the Company and NNB concerning the business, financial condition, results of operations and prospects of the Company and NNB.

In arriving at our opinion, we have assumed and relied upon the accuracy and completeness of all information supplied or otherwise made available to us, discussed with

Investment Banking
Davidson Building • 8 Third Street North • Great Falls, MT 59403 • (406) 727-4200 • (800) 332-5915 • Fax (406) 791-7315
California • Colorado • Idaho • Montana • Oregon • Utah • Washington • Wyoming
www.dadavidson.com

or reviewed by or for us, or publicly available, and we have not assumed responsibility for independently verifying such information or undertaken an independent evaluation or appraisal of any of the assets or liabilities (contingent or otherwise) of the Company or NNB, nor have we been furnished any such evaluation or appraisal.  In addition, we have not assumed any obligation to conduct, nor have we conducted, any physical inspection of the properties or facilities of the Company or NNB.  With respect to financial projections, we have assumed that they have been reasonably prepared on bases reflecting the best currently available estimates and judgments of management of the Company and NNB as to the future financial performance of the Company, NNB or the combined entity, as the case may be, and, for purposes of this opinion, we have assumed that the results contemplated in the projections will be realized.

We have also assumed in all respects material to our analysis that all of the representations and warranties contained in the Merger Agreement and all related agreements are true and correct, that each party to such agreements will perform all of the covenants required to be performed by such party under such agreements and that the conditions precedent in the Merger Agreement are not waived.  In addition, we have assumed that in the course of obtaining necessary regulatory or other consents or approvals (contractual or otherwise) for the Merger, no restrictions, including any divestiture requirements or amendment or modifications, will be imposed that will have a material adverse affect on the contemplated benefits of the Merger.  We express no view as to, and our opinion does not address, the relative merits of the Merger as compared to any alternative business strategies that might exist for the Company or the effect of any other transaction in which the Company might engage.  Our opinion is necessarily based upon information available to us and economic, market, financial and other conditions as they exist and can be evaluated on the date of this letter.

We will receive a fee for rendering this opinion, and a success fee upon the consummation of the Merger.  In the ordinary course of business as a broker-dealer, we may actively trade or hold securities of the Company or NNB for our own account or for the accounts of our customers and, accordingly, may at any time hold a long or short position in such securities.  We make a market in the common stock of the Company and publish a research recommendation on the Company’s stock.

Based upon and subject to the foregoing, it is our opinion that, as of the date hereof, the proposed Merger Consideration to be paid by the Company is fair, from a financial point of view, to the shareholders of the Company.

It is understood that this letter is for the information of the Board of Directors of the Company in connection with its consideration of the Merger and is not intended to be and does not constitute a recommendation of the Merger to the Company or its shareholders, nor does it constitute a recommendation to any shareholder as to how such shareholder should vote on any matter relating to the Merger.  This letter is not to be quoted or referred to, in whole or in part, in any statement or document, nor shall this letter be used for any other purposes, without our prior written consent, which consent is hereby given to the inclusion of this letter in a proxy or other document filed with the Securities and Exchange Commission and bank regulatory agencies in connection with the Merger.

Very truly yours,

D.A. Davidson & Co.

Monte W. Giese

Managing Director

APPENDIX C

FAIRNESS OPINION OF

HOVDE FINANCIAL, INC.

HOVDE FINANCIAL, INC.

May 17, 2006

Board of Directors

NNB Holdings, Inc.

3490 South Virginia Street

Reno, NV 89502-4593

Dear Members of the Board:

We understand that NNB Holdings, Inc. (“NNB”), a Nevada corporation, and The Bank Holdings, Inc. (“TBHS”), a Nevada corporation, are about to enter into an Agreement to Merge and Plan of Reorganization (the “Agreement”), to be dated on or about May 17, 2006, pursuant to which NNB will merge with and into TBHS with TBHS remaining as the surviving entity (the “Merger”). Pursuant to the Agreement, subject to the exceptions and limitations set forth in Section 2.4 thereof, at the Effective Time (as defined in the Agreement), the outstanding shares of common stock, par value $0.05 per share, of NNB (“NNB Common Stock”) shall, by virtue of the Merger, be converted into the right to receive, at the election of the holders thereof, shares of the common stock, par value $0.01 per share, of TBHS (“TBHS Common Stock”), cash, or a combination thereof (collectively, the “Merger Consideration”). Subject to certain adjustments as provided for in the Agreement, the aggregate Merger Consideration payable or issuable pursuant to the Merger generally shall equal Eleven Million Dollars ($11,000,000) plus one million three hundred eighty-eight thousand eight hundred eighty-nine (1,388,889) shares of TBHS Common Stock. In connection with the Merger and the Agreement, you have requested our opinion as to the fairness, from a financial point of view, of the Merger Consideration to be paid to the holders of NNB Common Stock.

Hovde Financial, Inc. (“Hovde”), as part of its investment banking business, is continually engaged in the valuation of businesses and their securities in connection with mergers and acquisitions, negotiated underwritings, competitive bidding, secondary distributions of listed and unlisted securities, private placements and valuations for estate, corporate and other purposes.

We were retained by NNB to act as its financial advisor in connection with the Agreement and the Merger. We will receive compensation from NNB in connection with our services, a significant portion of which is contingent upon the consummation of the Merger. Additionally, NNB has agreed to indemnify us for certain liabilities arising out of our engagement.

During the course of our engagement and for the purposes of the opinion set forth herein, we have:

(i)                                     reviewed the Agreement and all attachments thereto;

(ii)                                  reviewed certain historical publicly available business and financial information concerning NNB and TBHS;

(iii)                               reviewed certain internal financial statements and other financial and operating data concerning NNB and TBHS;

(iv)                              analyzed certain financial projections prepared by the management of NNB and TBHS;

(v)                                 held discussions with members of the senior management of NNB and TBHS for the purpose of reviewing the future prospects of NNB and TBHS, including financial forecasts related to the respective businesses, earnings, assets, liabilities and the amount and timing of cost savings (the “Synergies”) expected to be achieved as a result of the Merger;

(vi)                              reviewed historical market prices and trading volumes of TBHS Common Stock;

(vii)                           reviewed the terms of recent merger and acquisition transactions, to the extent publicly available, involving banks and bank holding companies that we considered relevant;

(viii)                        evaluated the pro forma ownership of TBHS Common Stock by the holders of NNB Common Stock relative to the pro forma contribution of NNB’s assets, liabilities, equity and earnings to the combined company;

(ix)                                analyzed the pro forma impact of the Merger on the combined company’s earnings per share, consolidated capitalization and financial ratios; and

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(x)                                   performed such other analyses and considered such other factors as we have deemed appropriate.

We also took into account our assessment of general economic, market and financial conditions and our experience in other transactions as well as our knowledge of the banking industry and our general experience in securities valuations.

In rendering this opinion, we have assumed, without independent verification, the accuracy and completeness of the financial and other information and representations contained in the materials provided to us by NNB and TBHS and in the discussions with the managements of NNB and TBHS. In that regard, we have assumed that the financial forecasts, including, without limitation, the Synergies and projections regarding under-performing and nonperforming assets and net charge-offs have been reasonably prepared on a basis reflecting the best currently available information and judgments and estimates of NNB and TBHS and that such forecasts will be realized in the amounts and at the times contemplated thereby. We are not experts in the evaluation of loan and lease portfolios for purposes of assessing the adequacy of the allowances for losses with respect thereto and have assumed that such allowances made by the subsidiaries of NNB and TBHS are in the aggregate adequate to cover such losses. We were not retained to and did not conduct a physical inspection of any of the properties or facilities of NNB, TBHS or their respective subsidiaries. In addition, we have not reviewed individual credit files nor have we made an independent evaluation or appraisal of the assets and liabilities of NNB, TBHS or any of their respective subsidiaries and we were not furnished with any such evaluations or appraisals.

We have assumed that the Merger will be consummated substantially in accordance with the terms set forth in the Agreement. We have further assumed that the Merger will be accounted for as a purchase under generally accepted accounting principles. We have assumed that the Merger is, and will be, in compliance with all laws and regulations that are applicable to NNB, TBHS and their subsidiaries. In rendering this opinion, we have assumed that there are no factors that would impede any necessary regulatory or governmental approval of the Merger and we have further assumed that, in the course of obtaining the necessary regulatory and governmental approvals, no restriction will be imposed on TBHS or the surviving corporations that would have a material adverse effect on the surviving corporations or the contemplated benefits of the Merger. We have also assumed that no change in applicable law or regulation would occur that would cause a material adverse change in the prospects or operations of TBHS or any of the surviving corporations after the Merger.

Our opinion is based solely upon the information available to us and the economic, market and other circumstances, as they exist as of the date hereof. Events occurring and information that becomes available after the date hereof could materially affect the assumptions and analyses used in preparing this opinion. We have not undertaken to reaffirm or revise this opinion or otherwise comment upon any events occurring or information that becomes available after the date hereof, except as otherwise agreed in our engagement letter.

We are not expressing any opinion herein as to the prices at which TBHS Shares issued in the Merger may trade if and when they are issued or at any future time, nor does our opinion constitute a recommendation to any holder of NNB Common Stock as to how such holder should vote with respect to the Agreement at any meeting of holders of the NNB Common Stock.

This letter is solely for the information of the Board of Directors of NNB and is not to be used, circulated, quoted or otherwise referred to for any other purpose, nor is it to be filed with, included in or referred to in whole or in part in any registration statement, proxy statement or any other document, except in each case in accordance with our prior written consent which shall not be unreasonably withheld; provided, however, that we hereby consent to the inclusion and reference to this letter in any registration statement, proxy statement, information statement or tender offer document to be delivered to the holders of NNB Common Stock in connection with the Merger if and only if this letter is quoted in full or attached as an exhibit to such document and this letter has not been withdrawn prior to the date of such document.

Subject to the foregoing and based on our experience as investment bankers, our activities and assumptions as described above, and other factors we have deemed relevant, we are of the opinion as of the date hereof that the Merger Consideration to be paid to the holders of the NNB Common Stock pursuant to the Agreement is fair, from a financial point of view.

Sincerely,

HOVDE FINANCIAL, INC.

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APPENDIX D

Nevada Revised Statutes Section 92A.300 et seq.

Nevada Revised Statutes Sections 92A.300 to 92A.500

NRS 92A.300 Definitions. As used in NRS 92A.300 to 92A.500, inclusive, unless the context otherwise requires, the words and terms defined in NRS 92A.305 to 92A.335, inclusive, have the meanings ascribed to them in those sections.

NRS 92A.305 “Beneficial stockholder” defined. “Beneficial stockholder” means a person who is a beneficial owner of shares held in a voting trust or by a nominee as the stockholder of record.

NRS 92A.310 “Corporate action” defined. “Corporate action” means the action of a domestic corporation.

NRS 92A.315 “Dissenter” defined. “Dissenter” means a stockholder who is entitled to dissent from a domestic corporation’s action under NRS 92A.380 and who exercises that right when and in the manner required by NRS 92A.400 to 92A.480, inclusive.

NRS 92A.320 “Fair value” defined. “Fair value,” with respect to a dissenter’s shares, means the value of the shares immediately before the effectuation of the corporate action to which he objects, excluding any appreciation or depreciation in anticipation of the corporate action unless exclusion would be inequitable.

NRS 92A.325 “Stockholder” defined. “Stockholder” means a stockholder of record or a beneficial stockholder of a domestic corporation.

NRS 92A.330 “Stockholder of record” defined. “Stockholder of record” means the person in whose name shares are registered in the records of a domestic corporation or the beneficial owner of shares to the extent of the rights granted by a nominee’s certificate on file with the domestic corporation.

NRS 92A.335 “Subject corporation” defined. “Subject corporation” means the domestic corporation which is the issuer of the shares held by a dissenter before the corporate action creating the dissenter’s rights becomes effective or the surviving or acquiring entity of that issuer after the corporate action becomes effective.

NRS 92A.340 Computation of interest. Interest payable pursuant to NRS 92A.300 to 92A.500, inclusive, must be computed from the effective date of the action until the date of payment, at the average rate currently paid by the entity on its principal bank loans or, if it has no bank loans, at a rate that is fair and equitable under all of the circumstances.

NRS 92A.350 Rights of dissenting partner of domestic limited partnership. A partnership agreement of a domestic limited partnership or, unless otherwise provided in the partnership agreement, an agreement of merger or exchange, may provide that contractual rights with respect to the partnership interest of a dissenting general or limited partner of a domestic limited partnership are available for any class or group of partnership interests in connection with any merger or exchange in which the domestic limited partnership is a constituent entity. NRS 92A.360 Rights of dissenting member of domestic limited-liability company. The articles of organization or operating agreement of a domestic limited-liability company or, unless otherwise provided in the articles of organization or operating agreement, an agreement of merger or exchange, may provide that contractual rights with respect to the interest of a dissenting member are available in connection with any merger or exchange in which the domestic limited-liability company is a constituent entity.

NRS 92A.370 Rights of dissenting member of domestic nonprofit corporation.

1.                                       Except as otherwise provided in subsection 2, and unless otherwise provided in the articles or bylaws, any member of any constituent domestic nonprofit corporation who voted against the merger may, without prior notice, but within 30 days after the effective date of the merger, resign from membership and is thereby excused from all contractual obligations to the constituent or surviving corporations which did not occur before his resignation and is thereby entitled to those rights, if any, which would have existed if there had been no merger and the membership had been terminated or the member had been expelled.

2.                                       Unless otherwise provided in its articles of incorporation or bylaws, no member of a domestic nonprofit corporation, including, but not limited to, a cooperative corporation, which supplies services described in chapter 704 of NRS to its members only, and no person who is a member of a domestic nonprofit corporation as a condition of or by reason of the ownership of an interest in real property, may resign and dissent pursuant to subsection 1.

NRS 92A.380 Right of stockholder to dissent from certain corporate actions and to obtain payment for shares.

1.                                       Except as otherwise provided in NRS 92A.370 and 92A.390, a stockholder is entitled to dissent from, and obtain payment of the fair value of his shares in the event of any of the following corporate actions:

(a)                                  Consummation of a plan of merger to which the domestic corporation is a constituent entity:

(1)                                  If approval by the stockholders is required for the merger by NRS 92A.120 to 92A.160, inclusive, or the articles of incorporation, regardless of whether the stockholder is entitled to vote on the plan of merger; or

(2)                                  If the domestic corporation is a subsidiary and is merged with its parent pursuant to NRS 92A.180.

(b)                                 Consummation of a plan of exchange to which the domestic corporation is a constituent entity as the corporation whose subject owner’s interests will be acquired, if his shares are to be acquired in the plan of exchange.

(c)                                  Any corporate action taken pursuant to a vote of the stockholders to the event that the articles of incorporation, bylaws or a resolution of the board of directors provides that voting or nonvoting stockholders are entitled to dissent and obtain payment for their shares.

2.                                       A stockholder who is entitled to dissent and obtain payment pursuant to NRS 92A.300 to 92A.500, inclusive, may not challenge the corporate action creating his entitlement unless the action is unlawful or fraudulent with respect to him or the domestic corporation.

NRS 92A.390 Limitations on right of dissent: Stockholders of certain classes or series; action of stockholders not required for plan of merger.

1.                                       There is no right of dissent with respect to a plan of merger or exchange in favor of stockholders of any class or series which, at the record date fixed to determine the stockholders entitled to receive notice of and to vote at the meeting at which the plan of merger or exchange is to be acted on, were either listed on a national securities exchange, included in the national market system by the National Association of Securities Dealers, Inc., or held by at least 2,000 stockholders of record, unless:

(a)                                  The articles of incorporation of the corporation issuing the shares provide otherwise; or

(b)                                 The holders of the class or series are required under the plan of merger or exchange to accept for the shares anything except:

(1)                                  Cash, owner’s interests or owner’s interests and cash in lieu of fractional owner’s interests of:

(I)            The surviving or acquiring entity; or

(II)           Any other entity which, at the effective date of the plan of merger or exchange, were either listed on a national securities exchange, included in the national market system by the National Association of Securities Dealers, Inc., or held of record by a least 2,000 holders of owner’s interests of record; or

(2)                                  A combination of cash and owner’s interests of the kind described in sub-subparagraphs (I) and (II) of subparagraph (1) of paragraph (b).

2.                                       There is no right of dissent for any holders of stock of the surviving domestic corporation if the plan of merger does not require action of the stockholders of the surviving domestic corporation under NRS 92A.130.

NRS 92A.400 Limitations on right of dissent: Assertion as to portions only to shares registered to stockholder; assertion by beneficial stockholder.

1.                                       A stockholder of record may assert dissenter’s rights as to fewer than all of the shares registered in his name only if he dissents with respect to all shares beneficially owned by any one person and notifies the subject corporation in writing of the name and address of each person on whose behalf he asserts dissenter’s rights. The rights of a partial dissenter under this subsection are determined as if the shares as to which he dissents and his other shares were registered in the names of different stockholders.

2.                                       A beneficial stockholder may assert dissenter’s rights as to shares held on his behalf only if:

(a)                                  He submits to the subject corporation the written consent of the stockholder of record to the dissent not later than the time the beneficial stockholder asserts dissenter’s rights; and

(b)                                 He does so with respect to all shares of which he is the beneficial stockholder or over which he has power to direct the vote.

NRS 92A.410 Notification of stockholders regarding right of dissent.

1.                                       If a proposed corporate action creating dissenters’ rights is submitted to a vote at a stockholders’ meeting, the notice of the meeting must state that stockholders are or may be entitled to assert dissenters’ rights under NRS 92A.300 to 92A.500, inclusive, and be accompanied by a copy of those sections.

2.                                       If the corporate action creating dissenters’ rights is taken by written consent of the stockholders or without a vote of the stockholders, the domestic corporation shall notify in writing all stockholders entitled to assert dissenters’ rights that the action was taken and send them the dissenter’s notice described in NRS 92A.430.

NRS 92A.420 Prerequisites to demand for payment for shares.

1.                                       If a proposed corporate action creating dissenters’ rights is submitted to a vote at a stockholders’ meeting, a stockholder who wishes to assert dissenter’s rights:

(a)                                  Must deliver to the subject corporation, before the vote is taken, written notice of his intent to demand payment for his shares if the proposed action is effectuated; and

(b)                                 Must not vote his shares in favor of the proposed action.

2.                                       A stockholder who does not satisfy the requirements of subsection 1 and NRS 92A.400 is not entitled to payment for his shares under this chapter.

NRS 92A.430 Dissenter’s notice: Delivery to stockholders entitled to assert rights; contents.

1.                                       If a proposed corporate action creating dissenters’ rights is authorized at a stockholders’ meeting, the subject corporation shall deliver a written dissenter’s notice to all stockholders who satisfied the requirements to assert those rights.

2.                                       The dissenter’s notice must be sent no later than 10 days after the effectuation of the corporate action, and must:

(a)                                  State where the demand for payment must be sent and where and when certificates, if any, for shares must be deposited;

(b)                                 Inform the holders of shares not represented by certificates to what extent the transfer of the shares will be restricted after the demand for payment is received;

(c)                                  Supply a form for demanding payment that includes the date of the first announcement to the news media or to the stockholders of the terms of the proposed action and requires that the person asserting dissenter’s rights certify whether or not he acquired beneficial ownership of the shares before that date;

(d)                                 Set a date by which the subject corporation must receive the demand for payment, which may not be less than 30 nor more than 60 days after the date the notice is delivered; and

(e)                                  Be accompanied by a copy of NRS 92A.300 to 92A.500, inclusive.

NRS 92A.440 Demand for payment and deposit of certificates; retention of rights of stockholder.

1.                                       A stockholder to whom a dissenter’s notice is sent must:

(a)                                  Demand payment;

(b)                                 Certify whether he acquired beneficial ownership of the shares before the date required to be set forth in the dissenter’s notice for this certification; and

(c)                                  Deposit his certificates, if any, in accordance with the terms of the notice.

2.                                       The stockholder who demands payment and deposits his certificates, if any, before the proposed corporate action is taken retains all other rights of a stockholder until those rights are canceled or modified by the taking of the proposed corporate action.

3.                                       The stockholder who does not demand payment or deposit his certificates where required, each by the date set forth in the dissenter’s notice, is not entitled to payment for his shares under this chapter.

NRS 92A.450 Uncertificated shares: Authority to restrict transfer after demand for payment; retention of rights of stockholder.

1.                                       The subject corporation may restrict the transfer of shares not represented by a certificate from the date the demand for their payment is received.

2.                                       The person for whom dissenter’s rights are asserted as to shares not represented by a certificate retains all other rights of a stockholder until those rights are canceled or modified by the taking of the proposed corporate action.

NRS 92A.460 Payment for shares: General requirements.

1.                                       Except as otherwise provided in NRS 92A.470, within 30 days after receipt of a demand for payment, the subject corporation shall pay each dissenter who complied with NRS 92A.440 the amount the subject corporation estimates to be the fair value of his shares, plus accrued interest. The obligation of the subject corporation under this subsection may be enforced by the district court:

(a)                                  Of the county where the corporation’s registered office is located; or

(b)                                 At the election of any dissenter residing or having its registered office in this state, of the county where the dissenter resides or has its registered office. The court shall dispose of the complaint promptly.

1.                                       The payment must be accompanied by:

(a)                                  The subject corporation’s balance sheet as of the end of a fiscal year ending not more than 16 months before the date of payment, a statement of income for that year, a statement of changes in the stockholders’ equity for that year and the latest available interim financial statements, if any;

(b)                                 A statement of the subject corporation’s estimate of the fair value of the shares;

(c)                                  An explanation of how the interest was calculated;

(d)                                 A statement of the dissenter’s rights to demand payment under NRS 92A.480; and

(e)                                  A copy of NRS 92A.300 to 92A.500, inclusive.

NRS 92A.470 Payment for shares: Shares acquired on or after date of dissenter’s notice.

1.                                       A subject corporation may elect to withhold payment from a dissenter unless he was the beneficial owner of the shares before the date set forth in the dissenter’s notice as the date of the first announcement to the news media or to the stockholders of the terms of the proposed action.

2.                                       To the extent the subject corporation elects to withhold payment, after taking the proposed action, it shall estimate the fair value of the shares, plus accrued interest, and shall offer to pay this amount to each dissenter who agrees to accept it in full satisfaction of his demand. The subject corporation shall send with its offer a statement of its estimate of the fair value of the shares, an explanation of how the interest was calculated, and a statement of the dissenters’ right to demand payment pursuant to NRS 92A.480.

NRS 92A.480 Dissenter’s estimate of fair value: Notification of subject corporation; demand for payment of estimate.

1.                                       A dissenter may notify the subject corporation in writing of his own estimate of the fair value of his shares and the amount of interest due, and demand payment of his estimate, less any payment pursuant to NRS 92A.460, or reject the offer pursuant to NRS 92A.470 and demand payment of the fair value of his shares and interest due, if he believes that the amount paid pursuant to NRS 92A.460 or offered pursuant to NRS 92A.470 is less than the fair value of his shares or that the interest due is incorrectly calculated.

2.                                       A dissenter waives his right to demand payment pursuant to this section unless he notifies the subject corporation of his demand in writing within 30 days after the subject corporation made or offered payment for his shares.

NRS 92A.490 Legal proceeding to determine fair value: Duties of subject corporation; powers of court; rights of dissenter.

1.                                       If a demand for payment remains unsettled, the subject corporation shall commence a proceeding within 60 days after receiving the demand and petition the court to determine the fair value of the shares and accrued interest. If the subject corporation does not commence the proceeding within the 60 -day period, it shall pay each dissenter whose demand remains unsettled the amount demanded.

2.                                       A subject corporation shall commence the proceeding in the district court of the county where its registered office is located. If the subject corporation is a foreign entity without a resident agent in the state, it shall commence the proceeding in the county where the registered office of the domestic corporation merged with or whose shares were acquired by the foreign entity was located.

3.                                       The subject corporation shall make all dissenters, whether or not residents of Nevada, whose demands remain unsettled, parties to the proceeding as in an action against their shares. All parties must be served with a copy of the petition. Nonresidents may be served by registered or certified mail or by publication as provided by law.

4.                                       The jurisdiction of the court in which the proceeding is commenced under subsection 2 is plenary and exclusive. The court may appoint one or more persons as appraisers to receive evidence and recommend a decision on the question of fair value. The appraisers have the powers described in the order appointing them, or any amendment thereto. The dissenters are entitled to the same discovery rights as parties in other civil proceedings.

5.                                       Each dissenter who is made a party to the proceeding is entitled to a judgment:

(a)                                  For the amount, if any, by which the court finds the fair value of his shares, plus interest, exceeds the amount paid by the subject corporation; or

(b)                                 For the fair value, plus accrued interest, of his after-acquired shares for which the subject corporation elected to withhold payment pursuant to NRS 92A.470.

NRS 92A.500 Legal proceeding to determine fair value: Assessment of costs and fees.

1.                                       The court in a proceeding to determine fair value shall determine all of the costs of the proceeding, including the reasonable compensation and expenses of any appraisers appointed by the court. The court shall assess the costs against the subject corporation, except that the court may assess costs against all or some of the dissenters, in amounts the court finds equitable, to the extent the court finds the dissenters acted arbitrarily, vexatiously or not in good faith in demanding payment.

2.                                       The court may also assess the fees and expenses of the counsel and experts for the respective parties, in amounts the court finds equitable:

(a)                                  Against the subject corporation and in favor of all dissenters if the court finds the subject corporation did not substantially comply with the requirements of NRS 92A.300 to 92A.500, inclusive; or

(b)                                 Against either the subject corporation or a dissenter in favor of any other party, if the court finds that the party against whom the fees and expenses are assessed acted arbitrarily, vexatiously or not in good faith with respect to the rights provided by NRS 92A.300 to 92A.500, inclusive.

3.                                       If the court finds that the services of counsel for any dissenter were of substantial benefit to other dissenters similarly situated, and that the fees for those services should not be assessed against the subject corporation, the court may award to those counsel reasonable fees to be paid out of the amounts awarded to the dissenters who were benefited.

4.                                       In a proceeding commenced pursuant to NRS 92A.460, the court may assess the costs against the subject corporation, except that the court may assess costs against all or some of the dissenters who are parties to the proceeding, in amounts the court finds equitable, to the extent the court finds that such parties did not act in good faith in instituting the proceeding.

5.                                       This section does not preclude any party in a proceeding commenced pursuant to NRS 92A.460 or 92A.490 from applying the provisions of N.R.C.P. 68 or NRS 17.115.